    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 20, 1997

                                              REGISTRATION NUMBER 333-
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                            ------------------------
                                    FORM S-3
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                            ------------------------
                               COHO ENERGY, INC.
             (Exact name of registrant as specified in its charter)

                     TEXAS                                          75-2488635
        (State or other jurisdiction of                          (I.R.S. Employer
         incorporation or organization)                        Identification No.)

                         14785 PRESTON ROAD, SUITE 860
                              DALLAS, TEXAS 75240
                                 (972) 774-8300
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                            ------------------------
                                 JEFFREY CLARKE
                         14785 PRESTON ROAD, SUITE 860
                              DALLAS, TEXAS 75240
                                 (972) 774-8300
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                            ------------------------
                                   Copies to:

          FULBRIGHT & JAWORSKI L.L.P.                        CRAVATH, SWAINE & MOORE
           1301 MCKINNEY, SUITE 5100                            825 EIGHTH AVENUE
           HOUSTON, TEXAS 77010-3095                         NEW YORK, NEW YORK 10019
                 (713) 651-5151                                   (212) 474-1000
            ATTN: JERRY L. WICKLIFFE                         ATTN: KRIS F. HEINZELMAN

     Approximate date of commencement of proposed sale to the public: As soon as practicable after the Registration Statement becomes effective.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [ ]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                        CALCULATION OF REGISTRATION FEE

================================================================================================================
             TITLE OF EACH CLASS OF                     PROPOSED MAXIMUM                    AMOUNT OF
          SECURITIES TO BE REGISTERED              AGGREGATE OFFERING PRICE(1)          REGISTRATION FEE
----------------------------------------------------------------------------------------------------------------
Common Stock, $.01 par value....................         $96,253,501.50                    $29,167.73
----------------------------------------------------------------------------------------------------------------
     % Senior Subordinated Notes Due 2007.......         $125,000,000.00                   $37,878.79
================================================================================================================

(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457 under the Securities Act of 1933.

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
================================================================================

                                EXPLANATORY NOTE

     This Registration Statement contains two prospectuses, one for an equity offering and one for a simultaneous debt offering. The financial statement pages and the summary reserve report for both prospectuses are identical and are included in this Registration Statement only as part of the equity prospectus.

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

PROSPECTUS (Subject to Completion)
Issued August 20, 1997
                                8,584,482 Shares

                                  [COHO LOGO]
                                  COMMON STOCK
                            ------------------------
  OF THE 8,584,482 SHARES OF COMMON STOCK OFFERED HEREBY, 5,000,000 SHARES ARE
   BEING SOLD BY COHO ENERGY, INC. AND 3,584,482 SHARES ARE BEING SOLD BY THE SELLING SHAREHOLDERS. SEE "PRINCIPAL AND SELLING SHAREHOLDERS." THE COMPANY WILL
 NOT RECEIVE ANY PROCEEDS FROM THE SALE OF SHARES BY THE SELLING SHAREHOLDERS. THE COMMON STOCK IS QUOTED ON THE NASDAQ STOCK MARKET UNDER THE SYMBOL "COHO."
  ON AUGUST 18, 1997, THE REPORTED LAST SALE PRICE OF THE COMMON STOCK ON THE
                   NASDAQ STOCK MARKET WAS $9 3/4 PER SHARE.

CONCURRENTLY WITH THIS OFFERING OF THE SHARES OF COMMON STOCK (THIS "OFFERING"),
  THE COMPANY IS OFFERING $125 MILLION IN AGGREGATE PRINCIPAL AMOUNT OF     %
SENIOR SUBORDINATED NOTES DUE 2007 (THE "DEBT OFFERING" AND, TOGETHER WITH THIS OFFERING, THE "OFFERINGS"). THE CLOSING OF THIS OFFERING IS NOT CONDITIONED UPON
 THE CLOSING OF THE DEBT OFFERING. THE COMMON STOCK OFFERED HEREBY IS NOT BEING
                          OFFERED FOR SALE IN CANADA.
                            ------------------------
     SEE "RISK FACTORS" BEGINNING ON PAGE 10 FOR INFORMATION THAT SHOULD BE
                      CONSIDERED BY PROSPECTIVE INVESTORS.
                            ------------------------
  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.
                            ------------------------

                              PRICE $      A SHARE
                            ------------------------

                                                     UNDERWRITING                                   PROCEEDS TO
                                PRICE TO             DISCOUNTS AND           PROCEEDS TO              SELLING
                                 PUBLIC             COMMISSIONS(1)           COMPANY(2)            SHAREHOLDERS
                                --------            --------------           -----------           ------------
Per Share................           $                      $                      $                      $
Total(3).................           $                      $                      $                      $

------------

(1) The Company and the Selling Shareholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933. See "Underwriters."
(2) Before deducting expenses estimated at $600,000, all of which are payable by the Company.
(3) The Selling Shareholders have granted to the Underwriters an option, exercisable within 30 days of the date hereof, to purchase up to an aggregate of 1,287,672 additional Shares of Common Stock at the price to public less underwriting discounts and commissions for the purpose of covering over-allotments, if any. If the Underwriters exercise such option in full, the total price to public, underwriting discounts and commissions
    and proceeds to Selling Shareholders will be $        , $        and
    $        , respectively. See "Underwriters."
                            ------------------------

     The Shares are offered, subject to prior sale, when, as and if accepted by the Underwriters named herein and subject to approval of certain legal matters by Cravath, Swaine & Moore, counsel for the Underwriters. It is expected that
delivery of the Shares will be made on or about          , 1997 at the office of
Morgan Stanley & Co. Incorporated, New York, N.Y., against payment therefor in New York funds.
                            ------------------------
MORGAN STANLEY DEAN WITTER
           JEFFERIES & COMPANY, INC.
                        PRUDENTIAL SECURITIES INCORPORATED
                                                               SMITH BARNEY INC.

September   , 1997

               [MAP OF MISSISSIPPI AND LOUISIANA SHOWING LOCATION
                             OF COMPANY'S RESERVES]

     No dealer, salesman or any other person has been authorized to give any information or to make any representations other than those contained in this Prospectus, and, if given or made, such information or representations must not be relied upon as having been authorized by the Company, the Selling Shareholders or any of the Underwriters. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the shares by anyone in any jurisdiction in which such offer or solicitation is not authorized, or in which the person making the offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such offer or solicitation. Under no circumstances shall the delivery of the Prospectus or any sale made pursuant to this Prospectus create any implication that information contained in this Prospectus is correct as of any time subsequent to the date of this Prospectus.

                             ---------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
Incorporation of Certain Documents by
  Reference...........................    3
Prospectus Summary....................    4
Risk Factors..........................   10
Forward-Looking Statements............   14
Debt Offering.........................   15
Price Range of Common Stock...........   15
Dividend Policy.......................   15
Use of Proceeds.......................   16
Capitalization........................   16
Selected Consolidated Financial
  Data................................   18
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................   20

                                        PAGE
                                        ----
Business and Properties...............   26
Management............................   41
Principal and Selling Shareholders....   43
Description of Capital Stock..........   44
Description of Certain Indebtedness...   45
Certain United States Tax Consequences
  to Non-United States Holders........   46
Underwriters..........................   49
Legal Matters.........................   50
Experts...............................   51
Available Information.................   51
Glossary..............................   52
Index of Financial Statements.........  F-1
Summary Reserve Report................  A-1

                             ---------------------

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     Incorporated by reference in this Prospectus are the following documents previously filed with the Commission: (i) the Company's Annual Report on Form 10-K for the year ended December 31, 1996; and (ii) the Company's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1997 and June 30, 1997.

     All documents subsequently filed by the Company with the Commission pursuant to Section 13(a), 13(c), 14 or 15 (d) of the Exchange Act prior to the termination of the offering made by this Prospectus shall be deemed to be incorporated herein by reference and to be a part hereof from the date of the filing of such documents. Any statement contained hereunder or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein, therein or in any other subsequently filed document that also is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide without charge to each person to whom this Prospectus is delivered, upon the written or oral request of such person, a copy of any and all documents incorporated by reference herein (other than exhibits and schedules to such documents unless such exhibits or schedules are specifically incorporated by reference in such documents). Such request should be directed to Coho Energy, Inc., 14785 Preston Road, Suite 860, Dallas, TX 75240 (telephone: (972) 774-8300), Attention: Mr. Jeffrey Clarke.

                             ---------------------

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK. SPECIFICALLY, THE UNDERWRITERS MAY OVERALLOT IN CONNECTION WITH THIS OFFERING AND MAY BID FOR AND PURCHASE SHARES OF THE COMMON STOCK IN THE OPEN MARKET. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITERS."

     IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS AND SELLING GROUP MEMBERS MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON THE NASDAQ STOCK MARKET IN ACCORDANCE WITH RULE 103 UNDER REGULATION M. SEE "UNDERWRITERS."

                               PROSPECTUS SUMMARY

     The following information should be read in conjunction with, and is qualified in its entirety by reference to, the more detailed information and the Consolidated Financial Statements appearing elsewhere in this Prospectus. Unless otherwise indicated, the information in this Prospectus assumes that the Underwriters' over-allotment option is not exercised. References in this Prospectus to the "Company" or "Coho" refer to Coho Energy, Inc., its subsidiaries and their predecessors, or any of them, depending on the context. Certain information contained in this summary and elsewhere in this Prospectus, including information with respect to the Company's plans and strategy for its business, are forward-looking statements. Prospective investors should carefully consider the factors set forth herein under the caption "Risk Factors" for a discussion of important factors that could cause actual results to differ materially from the forward-looking statements contained in this Prospectus. Certain oil and gas industry terms used in this Prospectus are defined under the caption "Glossary" elsewhere in this Prospectus.

                                  THE COMPANY

OVERVIEW

     Coho Energy, Inc. is an independent energy company engaged, through its wholly owned subsidiaries, in the development and production of, and exploration for, crude oil and natural gas. The Company's crude oil activities are concentrated principally in Mississippi, where it is that state's largest producer of crude oil. The Company's natural gas activities are concentrated principally in Louisiana, where it has a stable reserve base and production that should be maintainable with minimal incremental capital expenditures. At December 31, 1996, the Company's total proved reserves were 53.7 MMBOE with a Present Value of Proved Reserves of $417.1 million, approximately 76% of which were proved developed reserves. At December 31, 1996, approximately 65% of Coho's total proved reserves were comprised of crude oil and the Company's reserve-to-production ratio was approximately 15 years. At June 30, 1997, the Company owned an average working interest of 96% in, and operated over 99% of, its producing properties.

     The Company commenced operations in Mississippi in the early 1980s and to date has focused most of its development efforts in that area. Coho believes that the salt basin in central Mississippi offers significant long-term potential due to the basin's large number of mature fields with multiple hydrocarbon bearing horizons. The application of proven technology to these underexplored fields yields attractive, lower-risk exploitation and exploration opportunities. As a result of the attractive geology and the Company's experience in exploiting fields in the area, Coho has accumulated a three-year inventory of potential development drilling, secondary recovery and exploration projects in this basin. The Company believes that its concentration in this geographic area provides it with important competitive advantages such as its extensive databases, operational infrastructure and economies of scale.

     The Company's focus in the central Mississippi region has resulted in significant production, reserve and EBITDA growth. The Company's average net daily production has increased in each of the last five years from 4,819 BOE in 1992 to 10,717 BOE in the second quarter of 1997, representing a compound annual growth rate of 19.4%. Over the five-year period ended December 31, 1996, the Company discovered or acquired approximately 42.3 MMBOE of proved reserves at an average finding cost of $4.85 per BOE. Over the same period, the Company has replaced over 300% of its production. This increase in reserves from 24.1 MMBOE at year end 1991 to 53.7 MMBOE at year end 1996 represents a five-year compound annual growth rate of 17.4%. Consistent with the increase in production, EBITDA has increased from $16.9 million in 1992 to $36.6 million for the twelve-month period ended June 30, 1997.

OPERATIONS

     Coho has focused its operations on three main activities: conventional exploitation, secondary recovery and exploration. Each of these interrelated activities plays an important role in the Company's continuing production and reserve growth. Coho's operations are conducted primarily in the Brookhaven, Laurel, Martinville, Soso and Summerland fields in Mississippi, and the Monroe field in Louisiana.

     Conventional Exploitation. The Mississippi salt basin is characterized by the large number of formations that have been productive, as well as by the large number of wells that have been drilled over the past 50 years. These well histories provide considerable geological and reservoir information for use in further exploration and exploitation. In 1996, Coho spent $41 million of its total capital expenditures of $52 million on exploitation projects. As of June 30, 1997, Coho had ongoing exploitation projects in the Brookhaven, Laurel, Martinville, Soso and Summerland fields. Coho has been able to achieve significant production and reserve increases in these fields as a result of these efforts.

     Acquisition of mature underdeveloped and underexplored fields has been one of the key elements to the Company's strategy of building reserves and creating shareholder value. By capitalizing on its operating knowledge and technical expertise, the Company has been able to acquire properties and develop substantial additional low-cost reserves through increased spending on conventional development drilling opportunities. This strategy is illustrated in the Company's 1995 acquisition of the Brookhaven field in Mississippi. Less than 25% of the crude oil in place in the Tuscaloosa reservoir at Brookhaven has been recovered to date. Since acquiring this property, the Company has increased total daily field production to approximately 1,360 net BOE at June 30, 1997, from approximately 230 net BOE at the time of acquisition. Additionally, in June 1997, the Company announced that test results of the first two exploratory wells at Brookhaven have proven productive pay sands in three deeper formations. These wells commenced production in the second quarter of 1997.

     Secondary Recovery. Over the last three years, Coho has implemented 12 secondary recovery projects in the Mississippi salt basin. Six of these projects have been successfully developed and six are in the pilot phase. The six developed projects have increased production in these reservoirs by an average of 475%, have produced over 3.3 MMBbls and have 7.7 MMBbls of remaining proved reserves. These 11.0 MMBbls have an estimated finding and development cost of $2.86 per Bbl. In 1996, Coho spent $11.2 million of its total capital expenditure budget on secondary recovery projects. These projects have demonstrated strong production response and meaningful reserve additions. In addition, these projects incur low production costs due to existing field infrastructures and the ability to reinject produced water from current operations. Coho's secondary recovery projects in general produce higher gravity crude oil which is then blended with heavier crude oils from other reservoirs to yield higher price realizations. The Company believes opportunities exist for adding secondary recovery projects throughout the Company's current field inventory.

     Exploration. Because of the many productive formations in the Mississippi salt basin, dry hole risks are substantially reduced, improving exploration economics. The Company has drilled several successful exploration wells in the currently defined Brookhaven, Laurel and Martinville fields. Coho has recently expanded its exploration program and plans to allocate 28% of its 1997 capital budget to exploration. In 1995, Coho completed a 24-square mile 3-D seismic survey on the Martinville field. Based on this data, one successful exploratory well was completed in 1996 and two additional exploration wells are planned in 1997. In 1996, Coho completed a 37-square mile 3-D seismic survey encompassing the Laurel field, Coho's largest crude oil producing field, which currently has producing properties covering less than one square mile within the survey area. Based on initial interpretations, several exploration wells are planned for 1998, and a "look-alike" prospect west of the Laurel field has been identified. In addition to the exploratory success in Brookhaven mentioned above, the Company believes each of these fields has significant exploration reserve potential relative to the Company's reserve base.

BUSINESS STRATEGY

     The Company pursues a multifaceted growth strategy, as follows:

     Low Risk Field Development. The Company intends to maximize production and continue to increase reserves through relatively low-risk activities such as development/delineation drilling, including high-angle and horizontal drilling, multi-zone completions, recompletions, enhancement of production facilities and secondary recovery projects. Since 1994, the Company has drilled 57 development wells, of which 93% were completed successfully. The Company anticipates that approximately 72% of its total 1997 capital expenditure budget will be allocated to such relatively low-risk, high-return projects, including secondary recovery projects which will comprise approximately 29% of the total 1997 capital expenditure budget.

     Use of 3-D Seismic Technology. The Company intends to identify exploration prospects and develop reserves in the vicinity of its existing fields using technologies that include 3-D seismic technology. The Company first began using 3-D seismic technology in the Laurel field in Mississippi in 1983 and has recently shot two large 3-D seismic programs in and around its existing properties. These programs have produced an attractive inventory of exploration projects that the Company will continue to pursue. Approximately 28% of the Company's 1997 capital expenditures will be allocated to such exploration projects.

     Acquire Properties with Underdeveloped Reserves. The Company intends to acquire underdeveloped oil and gas properties, primarily in the interior salt basin of Mississippi, which have geological complexity and multiple producing horizons. Management believes that the Company's extensive experience in this area of Mississippi developed over the past 14 years should enable it to efficiently increase reserves and improve production rates in this geologically complex environment. For the month of June 1997, the Company's average daily production per well in Mississippi was 95 BOE, which was substantially higher than the domestic industry average of less than 12 BOE. Additionally, management believes that this experience gives the Company a significant competitive advantage in evaluating similarly situated acquisition prospects.

     Significant Control of Operations. Coho's strategy of increasing production and reserves through acquiring and developing faulted, multiple-zone fields requires the Company to develop a thorough understanding of the complex geological structures and maintain operational control of field development. Therefore, the Company strives to operate and obtain high working interests in all its properties. As of June 30, 1997, Coho operated over 99% of its producing properties with an average working interest of approximately 96%. This operating control, combined with the Company's significant technical and geological expertise in the Mississippi salt basin region, enables the Company to better control the magnitude, quality and timing of capital expenditures and field development.

     Geographic Focus. The Company has been able to maintain a low cost structure through asset concentration. At December 31, 1996, approximately 88% of the Company's Mississippi reserves was concentrated in four fields. Asset concentration permits operating economies of scale and leverages operational, technical and marketing capabilities. As a result, the Company has been able to achieve favorable average production costs of $3.83 per BOE and favorable cash margins of $10.00 per BOE for the six months ended June 30, 1997.

RECENT DEVELOPMENTS

     During the first half of 1997, the Company was focused principally on continuing development activities in the Company's Laurel, Martinville and Soso fields and exploration activity in the Brookhaven field. During the same time period, Coho drilled 15 new wells, 14 of which were successful, including three oil wells in the Laurel field, two exploration wells in the Brookhaven field and five natural gas wells in the Monroe field. The Company believes that events in the following three fields are among its most significant recent developments.

     Brookhaven. The Brookhaven field is one of several prolific fields in southwest Mississippi that have produced from the Tuscaloosa formation. In an attempt to establish commercial production below the Tuscaloosa, Coho drilled an exploration well for the Paluxy and Washita Fredericksburg formations at Brookhaven. This well encountered 14 potentially productive pay sands in the Washita Fredericksburg and Paluxy formations. A tested Paluxy sand flowed at 200 gross BOPD and a Washita Fredericksburg sand was tested and has flowed since May 28, 1997 at over 400 gross BOPD.

     The Company has also successfully tested a Rodessa natural gas exploration well. This well was brought on line on June 12, 1997 and continues to flow at approximately 2.6 MMcf of natural gas and 130 barrels of condensate per day.

     This activity has established significant exploration success for the Company. Since the original shallower Tuscaloosa formation covers 23 square miles, the Company believes that the size of the structure for deeper formations could be similar. Prior to the Company's recent deep success, only five penetrations deeper than the Tuscaloosa existed on this 23-square mile structure. Four of these penetrations were drilled during the 1940s and all five of these penetrations have shown that the Washita Fredericksburg and Paluxy reservoirs are extensive over the field.

     Laurel. The Company believes that the Laurel field, which covers less than one square mile and has, to date, produced approximately 19 MMBbls, has significant remaining potential for reserve and production growth. In order to better quantify and verify the potential in the currently defined Laurel field and the surrounding area, Coho commenced a 37-square mile 3-D seismic survey in 1996. A preliminary interpretation of the seismic data has been used in the drilling of four successful crude oil wells in the first half of 1997 to verify previously identified drilling locations. This data has increased the Company's confidence for several exploration plays in the Eutaw formation in the current Laurel field, the most productive formation in Mississippi. A new Laurel "look-alike" has exploration potential in the Tuscaloosa, Paluxy, Rodessa, Sligo and Hosston formations, and additionally in the Cotton Valley and Smackover formations. The data will continue to be analyzed and an exploration program is expected to evolve over 1998 and 1999.

     Martinville. Following the initial processing of 3-D seismic data, Coho drilled two Hosston-depth exploratory test wells in 1996. The Hosston has been the most prolific producing formation in the Martinville field, having produced approximately five MMBOE to date. A successful Hosston-depth well was drilled to the west of the existing field and a dry hole Hosston-depth well was drilled to the north of the existing field. The successful Hosston well also found potential pay sands in the Rodessa and Sligo formations. This well was put on production in the Hosston formation in September 1996 at approximately 650 BOE per day and is currently flowing at 150 BOE per day having already produced 130 MBOE. This exploration discovery will result in further development during the latter part of 1997 and 1998. The 3-D seismic has indicated several exploration plays in the Smackover, Cotton Valley, Hosston, Rodessa and Eutaw formations. These plays will be further analyzed beginning in late 1997.

                                  THE OFFERING

Common Stock offered by the Company...............  5,000,000 shares

Common Stock offered by the Selling
  Shareholders....................................  3,584,482 shares

         Total....................................  8,584,482 shares

Common Stock to be outstanding after this
  Offering........................................  25,464,630 shares*

Concurrent Offering...............................  Concurrent with this Offering, the Company is offering $125 million aggregate principal amount
                                                    of its     % Senior Subordinated Notes Due 2007 by
                                                    a separate prospectus. The closing of the Debt
                                                    Offering is conditioned upon the closing of this
                                                    Offering; however, the closing of this Offering is
                                                    not conditioned upon the closing of the Debt
                                                    Offering.

Use of Proceeds...................................  The net proceeds of this Offering are intended to be used to fund a portion of the Company's capital
                                                    expenditure program. Initially, however, such
                                                    proceeds will be used to reduce borrowings under
                                                    the Company's Revolving Credit Facility (as
                                                    defined herein). The undrawn balance of this
                                                    facility will then be available for funding
                                                    capital expenditures as needed.

Nasdaq Stock Market symbol........................  COHO

---------------

* Does not include 2,569,678 shares of Common Stock subject to outstanding options under the Company's stock option plans.

                                  RISK FACTORS

     Prior to making an investment decision, prospective investors should consider carefully, together with other information contained in this Prospectus, the risk factors discussed under the caption "Risk Factors" herein.

                      SUMMARY CONSOLIDATED FINANCIAL DATA

     The following table sets forth certain summary financial data for the Company (1) with respect to the statement of operations and cash flows on an actual basis for each of the years in the three year period ended December 31, 1996 and for the six months ended June 30, 1996 and June 30, 1997 and (2) with respect to the balance sheet data at December 31, 1996 on an actual basis and at June 30, 1997 (i) on an actual basis, (ii) as adjusted to give effect to this Offering and (iii) as further adjusted to give effect to the Debt Offering. This information should be read in conjunction with the Company's Consolidated Financial Statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Prospectus.

                                                                                                    SIX MONTHS
                                                                YEAR ENDED DECEMBER 31,           ENDED JUNE 30,
                                                            --------------------------------   ---------------------
                                                              1994        1995        1996       1996         1997
                                                            --------    --------    --------   --------     --------
                                                                 (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS AND RATIOS)
INCOME STATEMENT DATA:
Operating revenues........................................  $ 26,464    $ 40,903    $ 54,272   $ 25,305     $ 29,521
Total operating expenses..................................    23,769      32,574      37,419     17,991       19,766
                                                            --------    --------    --------   --------     --------
Operating income..........................................     2,695       8,329      16,853      7,314        9,755
Interest and other income.................................       218          92       1,012        510          149
Interest expense..........................................     4,190       8,140       8,476      4,233        4,682
                                                            --------    --------    --------   --------     --------
Earnings (loss) from continuing operations before income
  taxes...................................................    (1,277)        281       9,389      3,591        5,222
Income tax expense (benefit)..............................      (303)        112       3,483      1,453        2,037
                                                            --------    --------    --------   --------     --------
Earnings (loss) from continuing operations................  $   (974)   $    169    $  5,906   $  2,138     $  3,185
                                                            ========    ========    ========   ========     ========
Net earnings (loss).......................................  $ (1,654)   $  1,780    $  5,906   $  2,138     $  3,185
                                                            ========    ========    ========   ========     ========
Preferred dividends.......................................  $     86    $    944    $     --   $     --     $     --
Net earnings (loss) from continuing operations per common
  share...................................................      (.07)       (.02)        .29        .11          .15
Net earnings (loss) per common share......................  $   (.12)   $    .05    $    .29   $    .11     $    .15
Weighted average common and common shares equivalent
  outstanding.............................................    14,190      17,932      20,457     20,337       20,991
OTHER FINANCIAL DATA:
Cash flow from operations(a)..............................  $  7,928    $ 19,227    $ 26,351   $ 11,793     $ 14,407
EBITDA(b).................................................    12,684      23,046      33,133     15,199       18,715
Capital expenditures......................................    19,503      29,970      52,384     24,199       33,294
SELECTED RATIOS:
Ratio of earnings to fixed charges(c).....................        NM(d)       NM(d)      2.1x       1.8x         2.1x
Ratio of EBITDA to interest expense.......................       3.0x        2.8x        3.9x       3.6x         4.0x
Ratio of long-term debt to EBITDA.........................       6.8x        4.7x        3.7x       3.2x(e)      3.5x(e)

                                                              AS OF
                                                           DECEMBER 31,
                                                               1996                   AS OF JUNE 30, 1997
                                                           ------------   --------------------------------------------
                                                                                     AS ADJUSTED FOR   AS ADJUSTED FOR
                                                              ACTUAL       ACTUAL     THIS OFFERING     THE OFFERINGS
                                                           ------------   --------   ---------------   ---------------
                                                                                 (IN THOUSANDS)
BALANCE SHEET DATA:
Working capital (deficit)................................    $  6,662     $ (2,118)     $ (2,118)         $ 32,784
Total assets.............................................     230,041      247,284       247,284           285,571
Long-term debt(f)........................................     122,777      132,350        86,765           125,052
Total shareholders' equity...............................      81,466       85,228       130,813           130,813

---------------

(a) Cash flow provided by operating activities before working capital adjustments.

(b) Earnings before interest, taxes, depreciation, depletion and amortization. EBITDA should not be considered as an alternative to, or more meaningful than, net income or cash flow as determined in accordance with generally accepted accounting principles as an indicator of the Company's operating performance or liquidity.

(c) For purposes of determining the ratio of earnings to fixed charges, earnings are defined as earnings from continuing operations before income taxes, plus fixed charges. Fixed charges consist of interest expense, amortization of debt expense, and pretax preferred stock dividends.

(d) The ratio is not meaningful for the years ended December 31, 1994 and 1995 because earnings were inadequate to cover fixed charges in those years by $1,390 and $1,289, respectively.

(e) EBITDA for these periods has been annualized.

(f) Excludes current maturities of long-term debt.

                              SUMMARY RESERVE DATA

     The following table summarizes the estimates of the Company's historical net proved crude oil and natural gas reserves as of the dates indicated and the present value attributable to the reserves at such dates. The reserve and present value data as of December 31, 1994, 1995 and 1996 have been reviewed by Ryder Scott Company Petroleum Engineers, independent petroleum engineers ("Ryder Scott"). A summary of the Ryder Scott report as of December 31, 1996 is included as Annex A to this Prospectus. See "Risk Factors -- Uncertainty of Estimates of Reserves and Future Net Revenues," "Business and Properties -- Oil and Gas Operations" and "Supplemental Information about Oil and Gas Producing Activities (Unaudited)" following the Notes to Consolidated Financial Statements of the Company.

                                                                    AS OF DECEMBER 31,
                                                              ------------------------------
                                                                1994       1995       1996
                                                              --------   --------   --------
PROVED RESERVES:
Crude oil and condensate (MBbls)............................    27,515     30,798     34,822
Natural gas (MMcf)..........................................   100,117    107,872    113,132
  Total (MBOE)..............................................    44,201     48,777     53,678
Estimated future net cash flows (before income tax, in
  thousands)................................................  $281,220   $498,063   $819,968
Present Value of Proved Reserves (in thousands).............  $164,409   $268,618   $417,083
Proved developed reserves as a percent of total reserves....        78%        81%        76%
OTHER RESERVE DATA:
Three-year average finding cost (per BOE)(a)................  $   4.69   $   5.39   $   4.35
Reserve replacement percent(b)..............................       912%       236%       237%
Reserve to production ratio (years)(c)......................        21         15         15

---------------

(a) Equals the average total costs incurred relating to crude oil and natural gas property acquisition, exploration and development during the three years ended December 31 of the year shown in the column divided by the corresponding crude oil and natural gas reserve additions through acquisitions, extensions and discoveries and revisions of prior estimates.

(b) Equals current period reserve additions through acquisitions of reserves, extensions and discoveries, and revisions to prior estimates divided by the production for such period.

(c) Calculated by dividing year-end proved reserves by annual production for the most recent year.

                             SUMMARY OPERATING DATA

                                                     YEAR ENDED DECEMBER 31,
                                                     ------------------------   SIX MONTHS ENDED
                                                      1994     1995     1996      JUNE 30, 1997
                                                     ------   ------   ------   -----------------
PRODUCTION VOLUMES:
Crude oil and condensate (MBbls)...................   1,977    2,178    2,467         1,282
Natural gas (MMcf).................................     670    7,093    6,646         3,545
  Total (MBOE).....................................   2,089    3,360    3,576         1,873
AVERAGE SALES PRICE PER UNIT:
Crude oil and condensate (per Bbl).................  $12.86   $13.62   $16.42        $17.03
Natural gas (per Mcf)..............................    1.55     1.59     2.07          2.17
PER BOE DATA:
Average sales price................................  $12.67   $12.17   $15.18        $15.76
Production expenses................................    4.49     3.71     3.88          3.83
                                                     ------   ------   ------       -------
  Gross margin.....................................    8.18     8.46    11.30         11.93
General and administrative expenses................    1.64     1.61     2.03          1.93
                                                     ------   ------   ------       -------
  Cash margin......................................  $ 6.54   $ 6.85   $ 9.27        $10.00
                                                     ======   ======   ======       =======

                                  RISK FACTORS

     Prospective purchasers of shares of the Common Stock offered hereby should carefully consider together with other information in this Prospectus, the following factors that affect the Company.

BUSINESS RISKS

     Exploration and development for crude oil and natural gas involves many risks. There is no assurance that commercial quantities of crude oil and natural gas will be discovered by the Company, or that the Company will be able to continue to acquire underdeveloped crude oil and natural gas fields and enhance production and reserves by workovers, secondary recovery projects, recompletions and development drilling. In addition, because the Company's strategy is to acquire interests in underdeveloped crude oil and natural gas fields that have been operated by others for many years, the Company may be liable for any damage or pollution caused by the former operators of such crude oil and natural gas fields. The Company's operations are also subject to all of the risks normally incident to the operation and development of crude oil and natural gas properties and the drilling of crude oil and natural gas wells, including encountering unexpected formations or pressures, blowouts, cratering and fires, which could result in personal injuries, loss of life, pollution damage and other damage to the properties of the Company and others. Moreover, offshore operations are subject to a variety of operating risks peculiar to the marine environment, such as hurricanes or other adverse weather conditions, to more extensive governmental regulation, including certain regulations that may, in certain circumstances, impose strict liability for pollution damage, and to interruption or termination by government authorities based on environmental or other considerations. The Company maintains insurance against certain losses or liabilities arising from its operations in accordance with customary industry practices and in amounts that management believes to be reasonable. However, insurance is not available to the Company against all operational risks, or is not economically feasible for the Company to obtain. The occurrence of a significant event that is not fully insured could have a material adverse effect on the Company's financial condition and results of operations.

CRUDE OIL AND NATURAL GAS PRICES; MARKETING OF PRODUCTION

     The Company's revenues and earnings are dependent upon prevailing prices for crude oil and natural gas. Historically, the prices of crude oil and natural gas have been volatile and are subject to wide fluctuations in response to relatively minor changes in the supply of and demand for crude oil and natural gas, market uncertainty, weather conditions and a variety of other factors beyond the control of the Company. Prices are also affected by governmental actions and international cartels. These external factors and the volatile nature of the energy markets make it difficult to estimate future prices of crude oil and natural gas. Although the Company hedges a portion of its production to provide some protection from price declines, any substantial or extended decline in the price of crude oil and natural gas would have a material adverse effect on the Company's financial condition and results of operations. Governmental regulation of crude oil and natural gas production and transportation, general economic conditions, changes in supply and changes in demand all could adversely affect the Company's ability to produce and market its crude oil and natural gas. If market factors were to change dramatically, the financial impact on the Company could be substantial. The overall availability of markets and the volatility of product prices are beyond the control of the Company and represent a significant risk.

UNCERTAINTY OF ESTIMATES OF RESERVES AND FUTURE NET REVENUES

     This Prospectus contains estimates of the Company's crude oil and natural gas reserves and the discounted future net revenues to be derived from the reserves, which have been reviewed by Ryder Scott Company Petroleum Engineers, independent petroleum engineers. There are numerous uncertainties inherent in estimating quantities of proved crude oil and natural gas reserves, including many factors beyond the control of the Company. The estimates in this Prospectus are based on several assumptions, all of which are to some degree speculative. Actual future production, revenues, taxes, operating expenses, development expenditures and quantities of recoverable crude oil and natural gas reserves could vary substantially from those assumed in the estimates. Any significant variance in these assumptions could materially affect the estimated quantity and value of reserves set forth in this Prospectus. Reservoir engineering is a subjective process of estimating underground accumulations of crude oil and natural gas that cannot be measured exactly, and the accuracy of any reserve estimate is a function of the quality of available data and of engineering and geological interpretation and judgment. Accordingly, estimates of the economically recoverable quantities of crude oil and natural gas attributable to any particular group of properties, classifications of such reserves based on risk of recovery and estimates of the future net revenues expected therefrom prepared by different engineers or by the same engineers at different times may vary substantially. There also can be no assurance that the reserves set forth in this Prospectus will ultimately be produced or that the proved undeveloped reserves set forth in this Prospectus will be developed within the periods anticipated. It is likely that variances from the estimates will be material. In addition, the estimates of future net revenues from proved reserves of the Company and the present value thereof are based upon certain assumptions about future production levels, prices and costs that may not be correct when judged against actual subsequent experience. The meaningfulness of such estimates is highly dependent upon the accuracy of the assumptions upon which they are based. Actual results will differ, and are likely to differ materially, from the results estimated.

ABILITY TO REPLACE RESERVES

     The Company's future success depends upon its ability to find or acquire additional crude oil and natural gas reserves that are economically recoverable. Except to the extent that the Company conducts successful exploration or development activities or acquires properties containing proved reserves, the proved reserves of the Company will generally decline as reserves are produced. Acquisitions of producing crude oil and natural gas properties have been an important element of the Company's success, and the Company intends to continue to acquire producing crude oil and natural gas properties. There can be no assurance that the Company's acquisition and exploration activities or planned development and exploitation projects will result in significant additional reserves or that the Company will have continuing success drilling productive wells at economic finding costs.

SUBSTANTIAL CAPITAL REQUIREMENTS

     The Company is dependent upon its ability to obtain financing for acquiring, exploring and developing crude oil and natural gas properties beyond its internally generated cash flow. Historically, the Company has financed these activities primarily through its bank credit facility, internally generated funds and the issuance of equity securities. The Company currently has plans for substantial capital expenditures to continue its acquisition and development activities. The Company expects to utilize its existing credit facility to borrow funds required from time to time to supplement its own available cash. If revenues or the Company's borrowing base decrease as a result of lower crude oil and natural gas prices, operating difficulties or declines in reserves, the Company's ability to expend the capital necessary to undertake or complete future activities may be limited. No assurances can be given that the Company will have adequate funds available to it under its existing credit facility to carry out its strategy or that the Company will be able to make any mandatory principal payments required by the lenders under such facility. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources" and "Description of Certain Indebtedness -- Revolving Credit Facility."

EFFECTS OF LEVERAGE AND RESTRICTIVE DEBT COVENANTS

     As of June 30, 1997, after giving effect to the Offerings and the application of the estimated net proceeds therefrom, the Company would have had total indebtedness for money borrowed of approximately $125 million and a debt-to-capitalization ratio of 49%. The Company intends to incur additional indebtedness for money borrowed in the future under the Revolving Credit Facility as it executes its strategy for acquisition, exploration and development of crude oil and natural gas reserves. Moreover, although the indenture to be executed in conjunction with the Debt Offering will contain covenants that limit the incurrence by the Company and its subsidiaries of additional indebtedness, such limitations are subject to a number of important qualifications and exceptions. See "Description of Certain
Indebtedness -- Senior Subordinated Notes." The level of the Company's leverage from time to time could have important consequences to holders of the

Common Stock, including the Company's ability to obtain additional financing for working capital, capital expenditures, acquisitions or general corporate purposes, and the Company's ability to adjust to changing market conditions, may be impaired in the future.

     At present the Company is (and following the Offerings the Company will continue to be) subject to a number of significant covenants that, among other things, restrict the ability of the Company to dispose of assets, incur additional indebtedness, repay other indebtedness, pay dividends, enter into certain investments or acquisitions, repurchase or redeem capital stock, engage in mergers or consolidations or engage in certain transactions with subsidiaries and affiliates and that otherwise restrict corporate activities. There can be no assurance that such restrictions will not adversely affect the Company's ability to finance its future operations or capital needs or engage in other business activities that may be in the interest of the Company. In addition, the Revolving Credit Facility requires the Company to maintain compliance with certain financial ratios. The ability of the Company to comply with such ratios may be affected by events beyond the Company's control. A breach of any of these covenants or the inability of the Company to comply with the required financial ratios could result in a default under the Revolving Credit Facility. In the event of any such default, all borrowings outstanding under the Revolving Credit Facility, together with accrued interest and other fees, could be declared due and payable and the Company could be required to sell assets and apply all of its available cash to repay such borrowings. If the indebtedness under the Revolving Credit Facility, the Notes or any other indebtedness of the Company were to be accelerated, there can be no assurance that the assets of the Company would be sufficient to repay such indebtedness in full. See "Description of Certain Indebtedness -- Revolving Credit Facility."

RISKS OF HEDGING TRANSACTIONS

     The Company regularly enters into hedging transactions for its crude oil and natural gas production and expects to continue to do so in the future. Such transactions may limit potential gains by the Company if crude oil and natural gas prices were to rise substantially over the price established by the hedges and may expose the Company to the risk of financial loss in certain circumstances, including possibly instances where the Company's production is less than expected or there is an unexpected event materially affecting prices. The crude oil and natural gas swap agreements generally provide for the Company to receive or make counterparty payments based upon the differential between a fixed price and a variable indexed price. The Company is exposed to the credit risk of nonperformance by counterparties to its hedging contracts. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Results of Operations."

POSSIBLE LIMITATIONS ON NET OPERATING LOSS CARRYFORWARDS

     At December 31, 1996, Coho Resources, Inc. ("CRI"), a subsidiary of the Company, had regular federal income tax net operating loss carryforwards of $67.2 million and federal alternative minimum tax net operating loss carryforwards of $15.4 million. The value of the carryforwards depends on the ability of CRI and its subsidiaries to generate federal taxable income. For alternative minimum tax purposes, only 90% of alternative minimum taxable income (i.e., federal taxable income with adjustments) in any given year may be offset against the alternative minimum tax net operating loss carryforwards.

     The availability of these carryforwards to reduce future federal taxable income of CRI and its subsidiaries is subject to various limitations under applicable United States tax rules. In particular, the use of such carryforwards would be restricted if certain changes in the ownership of the Company and, indirectly, CRI occur (such as the issuance or exercise of rights to acquire Common Stock, changes in the holdings of 5-percent shareholders (as defined in Treasury Regulations) or the offering of Common Stock in certain circumstances) during any three-year period resulting in more than a 50 percentage point aggregate change in the beneficial ownership of the Company.

     In the event of such a change in the beneficial ownership of the Company,
Section 382 of the Internal Revenue Code of 1986, as amended (the "Code"), would impose an annual limitation on the amount of taxable income of CRI and its subsidiaries which may be offset by CRI's net operating loss carryforwards. The limitation is generally the amount equal to the product of the fair market value of the equity of CRI immediately before such ownership change and a percentage approximately equal to the yield on long-term, tax exempt bonds during the month in which the ownership change occurs.

     Although no assurance can be made, the Company believes that this Offering, when combined with other changes in the ownership of the Company during the past three years, will not result in an ownership change of the Company (or CRI) for purposes of Section 382 of the Code. However, future acquisitions and dispositions of Common Stock of the Company by new or existing 5-percent shareholders of the Company (such as the exercise of outstanding stock options) or issuances of Common Stock by the Company, when combined with similar transactions that have occurred in the past three years, could result in such a change and cause the limitations of Section 382 to become applicable to CRI.

COMPETITION

     The crude oil and natural gas exploration, development and production business is highly competitive. A large number of companies and individuals engage in drilling for crude oil and natural gas and there is a high degree of competition for desirable crude oil and natural gas properties suitable for drilling, for attracting and retaining quality personnel and for materials and third-party services essential for their exploration and development. The principal competitive factors in the acquisition of crude oil and natural gas properties include the staff and data necessary to identify, investigate and purchase such properties and the financial resources necessary to acquire and develop them. Many of the Company's competitors for such properties, personnel, materials and services have greater financial and other resources than the Company. See "Business and Properties -- Competition."

REGULATION

     The Company's business is regulated by certain federal, state and local laws and regulations relating to the development, production, marketing, transportation and storage of crude oil and natural gas, as well as the protection of the environment and employee health and safety. Specifically, Coho is subject to legislation regarding emissions into the environment, water discharges, storage and disposal of solid and hazardous wastes, and the remediation of contamination caused by releases of regulated substances. In addition, legislation has been enacted that requires well and facility sites to be abandoned and reclaimed to the satisfaction of state authorities. Permits are required for certain of the Company's operations, and these permits are subject to modification, renewal and revocation by issuing authorities. Governmental authorities have the power to enforce compliance with applicable laws and regulations, and violations may result in civil or criminal penalties, the curtailment or cessation of operations, or both. Although compliance with these laws, regulations and permits has not had a material adverse effect on the Company's operations or financial condition to date, such laws and regulations change frequently, and the Company is unable to predict the ultimate cost of compliance. Such cost could be substantial. There can be no assurance that present or future regulation will not adversely affect the Company's exploration and development for, or the production and marketing of, crude oil and natural gas. In addition, because the Company acquires interests in properties that have been operated in the past by others, it may be liable for environmental damage caused by such former operators. See "Business and Properties -- Governmental Regulations."

DEPENDENCE ON KEY PERSONNEL

     The Company believes that its current operations and future prospects are dependent to a significant extent upon the efforts of several members of its senior management team. The loss of the services of certain of these key individuals could have an adverse effect upon the Company.

CONCENTRATION OF CUSTOMERS

     During 1996, the Company derived approximately 66% and 15% of its operating revenues from EOTT Energy Corp. and Mid Louisiana Marketing Company (which was formerly a wholly owned subsidiary of the Company that was sold on April 3,
1996), respectively. While the Company believes that its relationships with these customers is good, any loss of revenue from these customers due to nonpayment or late payment by the customer would have an adverse effect on the Company's results of operations.

ANTI-TAKEOVER EFFECTS OF CERTAIN PROVISIONS

     Certain provisions of the Articles of Incorporation and Bylaws of the Company may tend to deter potential unsolicited offers or other efforts to obtain control of the Company that are not approved by the Board of Directors, including the right of the Board of Directors, without any action by the shareholders of the Company, to fix the rights and preferences of undesignated preferred stock, including dividend, liquidation and voting rights. See "Description of Capital Stock." In addition, in 1994 the Company instituted a rights plan, whereby one stock purchase right attached to each share of Common Stock. Such purchase right is automatically triggered on the occurrence of certain changes of control, as defined in the rights plan. All of such provisions may have the effect of delaying, deferring or preventing a change of control of the Company.

SHARES ELIGIBLE FOR FUTURE SALE

     At July 31, 1997, without regard to the shares to be sold by the Selling Shareholders, 7,395,876 shares of Common Stock held by certain shareholders of the Company were considered to be restricted securities pursuant to Rule 144 promulgated under the Securities Act. Sales of substantial amounts of Common Stock into the public market pursuant to Rule 144, or a perception that such sales could occur, could adversely affect the market price of the Common Stock and could impair the Company's future ability to raise capital through the sale of its equity securities. Certain officers, directors and shareholders of the Company, including the Selling Shareholders, have agreed with the Underwriters that they will not offer for sale, sell or otherwise dispose of any shares of Common Stock for a period of 90 days after the date of this Prospectus. See "Underwriters."

ABSENCE OF DIVIDENDS

     The Company has never paid cash dividends on its Common Stock and does not intend to pay cash dividends on its Common Stock in the foreseeable future. In the past, the Company has used its available cash flow to conduct exploration and development activities or to make acquisitions, and expects to continue to do so in the future. In addition, the terms of the Revolving Credit Facility and the indenture to be executed in conjunction with the Debt Offering restrict the payment of dividends by the Company and CRI. Coho Energy, Inc. is currently a holding company with no independent operations. Accordingly, any amounts available for dividends will be dependent on the prior declaration of dividends by CRI or Coho Resources Limited ("CRL") to Coho Energy, Inc. See "Dividend Policy."

                           FORWARD-LOOKING STATEMENTS

     This Prospectus includes certain statements that may be deemed to be "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). All statements, other than statements of historical facts, included in this Prospectus that address activities, events or developments that the Company expects, projects, believes or anticipates will or may occur in the future, including such matters as crude oil and natural gas reserves, future acquisitions, future drilling and operations, future capital expenditures, future production of crude oil and natural gas and future net cash flow are forward-looking statements. These statements are based on certain assumptions and analyses made by management of the Company in light of its experience and its perception of historical trends, current conditions, expected future developments and other factors it believes are appropriate in the circumstances. Such statements are subject to a number of assumptions, risks and uncertainties, including the risk factors discussed herein, general economic and business conditions, prices of crude oil and natural gas, the business opportunities (or lack thereof) that may be presented to and pursued by the Company, changes in laws or regulations and other factors, many of which are beyond the control of the Company. Prospective investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.

                                 DEBT OFFERING

     Concurrently with this Offering, the Company is offering $125 million of % Senior Subordinated Notes Due 2007, to the public. The Indenture to be executed in conjunction with the Debt Offering will contain certain covenants, including covenants that limit (i) indebtedness, (ii) restricted payments, (iii) issuances and sales of capital stock of restricted subsidiaries, (iv) sale/leaseback transactions, (v) transactions with affiliates, (vi) liens, (vii) asset sales, (viii) dividends and other payment restrictions affecting restricted subsidiaries and (ix) mergers and consolidations. This Offering is not conditioned upon the consummation of the Debt Offering; however, the consummation of the Debt Offering is conditioned upon the consummation of this Offering. See "Description of Certain Indebtedness -- Senior Subordinated Notes."

                          PRICE RANGE OF COMMON STOCK

     The Common Stock is quoted on the Nasdaq Stock Market under the symbol "COHO." The following table sets forth the range of high and low sale prices for the Common Stock as reported on the Nasdaq Stock Market.

                                                             HIGH       LOW
                                                             ----       ---
Year ended December 31, 1995
  First Quarter............................................. $ 5 1/2   $ 4 23/32
  Second Quarter............................................   6 1/8     4 7/8
  Third Quarter.............................................   5 9/16    4 7/16
  Fourth Quarter............................................   5 3/8     4 1/2
Year ended December 31, 1996
  First Quarter.............................................   6 5/8     4 5/8
  Second Quarter............................................   7 1/8     5 15/16
  Third Quarter.............................................   7 1/2     6 1/8
  Fourth Quarter............................................   8 1/4     6 3/4
Year ended December 31, 1997
  First Quarter.............................................   9 1/4     6 7/8
  Second Quarter............................................  11 1/2     6 7/8
  Third Quarter (through August 18, 1997)...................  10 7/8     9 3/8

     A recent reported last sale price for the Common Stock as reported on the Nasdaq Stock Market is set forth on the cover page of this Prospectus. On July 31, 1997, there were approximately 172 holders of record of the Common Stock.

                                DIVIDEND POLICY

     The Company has never paid cash dividends on its Common Stock and does not intend to pay cash dividends on its Common Stock in the foreseeable future. In the past, the Company has used its available cash flow to conduct exploration and development activities or to make acquisitions, and expects to continue to do so in the future. In addition, the terms of the Revolving Credit Facility restrict the payment of dividends by the Company and CRI. Coho Energy, Inc. is currently a holding company with no independent operations. Accordingly, any amounts available for dividends will be dependent on the prior declaration of dividends by CRI or CRL to Coho Energy, Inc.

                                USE OF PROCEEDS

     The net proceeds to be received by the Company from this Offering, assuming an offering price of $9.75 per share, are estimated to be $45.6 million, after deducting underwriting discounts and commissions and other estimated offering expenses. Concurrent with this Offering, the Company is offering $125 million of
     % Senior Subordinated Notes Due 2007 in the Debt Offering. This Offering is not conditioned on the consummation of the Debt Offering; however, the closing of the Debt Offering is conditioned upon the closing of this Offering. The Company intends to use the total net proceeds of the Offerings (estimated to be $167.2 million) to fund a portion of the Company's capital expenditure program. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources." Initially, however, such net proceeds will be used to reduce borrowings under the Revolving Credit Facility. The undrawn balance under the Revolving Credit Facility will then be available for capital expenditures and general corporate purposes, including the acquisition of additional producing crude oil and natural gas properties. Amounts borrowed under the Revolving Credit Facility were used to finance acquisitions of crude oil and natural gas properties, development and exploitation activities and for general corporate purposes, and bear interest, at the option of the Company, at prime or LIBOR plus a margin premium based on a ratio, calculated on a rolling four quarter basis, of consolidated indebtedness to EBITDA, with the highest applicable margin being 1.50% (currently 1.375%). The Revolving Credit Facility remains outstanding until January 1, 2000, at which time the outstanding advance will convert to a term loan.

                                 CAPITALIZATION

     The following table sets forth as of June 30, 1997 (i) the actual capitalization of the Company, (ii) the capitalization of the Company as adjusted to give effect to this Offering and (iii) the capitalization of the Company as further adjusted to give effect to the Debt Offering. See "Use of Proceeds." This table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements included elsewhere in this Prospectus.

                                                                       JUNE 30, 1997
                                                             ---------------------------------
                                                                            AS          AS
                                                                         ADJUSTED    ADJUSTED
                                                                         FOR THIS     FOR THE
                                                              ACTUAL     OFFERING    OFFERINGS
                                                             --------    --------    ---------
                                                                      (IN THOUSANDS)
Cash and cash equivalents..................................  $    936    $    936    $ 35,838
                                                             ========    ========    ========
Long-term debt:
  Revolving Credit Facility(a).............................  $132,298    $ 86,713    $     --
    % Senior Subordinated Notes Due 2007...................        --          --     125,000
  Other long term debt.....................................        52          52          52
                                                             --------    --------    --------
          Total long-term debt.............................   132,350      86,765     125,052
                                                             --------    --------    --------
Shareholders' equity:
  Preferred stock, $0.01 par value, 10,000,000 shares
     authorized, none issued...............................        --          --          --
  Common stock, $0.01 par value, 50,000,000 shares
     authorized, 20,443,899 issued and outstanding,
     25,443,899 shares as adjusted(b)......................       204         254         254
  Additional paid-in capital...............................    84,092     129,627     129,627
  Retained earnings........................................       932         932         932
                                                             --------    --------    --------
          Total shareholders' equity.......................    85,228     130,813     130,813
                                                             --------    --------    --------
            Total capitalization...........................  $217,578    $217,578    $255,865
                                                             ========    ========    ========

---------------

(a) At June 30, 1997, after giving effect to the temporary repayment of indebtedness with the proceeds of the Offerings, the Company would have had borrowing base availability under the Revolving Credit Facility of $150 million. Actual amounts include $2.3 million of letters of credit issued pursuant to the Revolving Credit Facility to secure repayment of certain promissory notes. These promissory notes were repaid on August 18, 1997, from advances under the Revolving Credit Facility, and the letters of credit were released. Currently, the amount borrowed under the Revolving Credit Facility is approximately $140 million.

(b) Excludes 2,569,678 shares subject to outstanding options under the Company's stock option plans.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The following selected consolidated financial data for each of the three years in the period ended December 31, 1996 are derived from, and are qualified by reference to, the Company's audited Consolidated Financial Statements included elsewhere herein. The following selected consolidated financial data for each year of the two year period ended December 31, 1993 are derived from, and are qualified by reference to, the Company's audited consolidated financial statements not included herein. The selected consolidated financial data for the six-month periods ended June 30, 1996 and 1997 are derived from the unaudited consolidated financial statements of the Company included elsewhere herein and, in the opinion of management, include all adjustments, consisting of normal recurring accruals, necessary for a fair presentation of the data presented. The results for the six months ended June 30, 1997 are not necessarily indicative of results for the full year. The information presented below should be read in conjunction with Coho's Consolidated Financial Statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere herein.

                                                                                                               SIX MONTHS
                                                              YEAR ENDED DECEMBER 31,                        ENDED JUNE 30,
                                              -------------------------------------------------------    ----------------------
                                                1992       1993        1994        1995        1996        1996          1997
                                              --------   --------    --------    --------    --------    --------      --------
                                                                            (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS AND RATIOS)
INCOME STATEMENT DATA:
Operating revenues:
 Net crude oil and natural gas production...  $ 26,915   $ 28,263    $ 26,464    $ 40,903    $ 54,272    $ 25,305      $ 29,521
                                              --------   --------    --------    --------    --------    --------      --------
Operating expenses:
 Crude oil and natural gas production.......     5,603      7,164       7,840      10,514      11,277       5,541         6,113
 Taxes on oil and gas production............     1,647      1,609       1,532       1,943       2,598       1,266         1,070
 General and administrative expenses........     2,779      2,997       3,435       5,400       7,264       3,299         3,623
 Other expenses(a)..........................        --     21,000         973          --          --          --            --
 Depletion and depreciation.................     7,773     10,677       9,989      14,717      16,280       7,885         8,960
                                              --------   --------    --------    --------    --------    --------      --------
       Total operating expenses.............    17,802     43,447      23,769      32,574      37,419      17,991        19,766
                                              --------   --------    --------    --------    --------    --------      --------
Operating income (loss).....................     9,113    (15,184)      2,695       8,329      16,853       7,314         9,755
Interest and other income...................       124         87         218          92       1,012         510           149
Interest expense............................     3,270      3,571       4,190       8,140       8,476       4,233         4,682
                                              --------   --------    --------    --------    --------    --------      --------
Earnings (loss) from continuing operations
 before income taxes........................     5,967    (18,668)     (1,277)        281       9,389       3,591         5,222
Income tax expense (benefit)................     2,330     (5,219)       (303)        112       3,483       1,453         2,037
                                              --------   --------    --------    --------    --------    --------      --------
Earnings (loss) from continuing
 operations.................................  $  3,637   $(13,449)   $   (974)   $    169    $  5,906    $  2,138      $  3,185
                                              ========   ========    ========    ========    ========    ========      ========
Net earnings (loss).........................  $  3,637   $(13,449)   $ (1,654)   $  1,780    $  5,906    $  2,138      $  3,185
                                              ========   ========    ========    ========    ========    ========      ========
Preferred dividends.........................  $     --   $     --    $     86    $    944    $     --    $     --      $     --
Net earnings (loss) from continuing
 operations per common share................       .31      (1.12)       (.07)       (.02)        .29         .11           .15
Net earnings (loss) per common share........  $    .31   $  (1.12)   $   (.12)   $    .05    $    .29    $    .11      $    .15
Weighted average common and common shares
 equivalent outstanding.....................    11,847     12,013      14,190      17,932      20,457      20,337        20,991
OTHER FINANCIAL DATA:
Cash flow from operations(b)................  $ 14,352   $ 12,248    $  7,928    $ 19,227    $ 26,351    $ 11,793      $ 14,407
EBITDA(c)...................................    16,886     15,493      12,684      23,046      33,133      15,199        18,715
Capital expenditures........................    26,341     24,122      19,503      29,970      52,384      24,199        33,294
Cash provided (used) by operating
 activities.................................    16,924     13,572        (682)     12,835      16,847      10,329        17,321
Cash provided (used) by investing
 activities.................................   (26,341)   (22,923)    (31,624)    (29,336)    (31,810)        213       (28,205)
Cash provided (used) by financing
 activities.................................     9,750     10,029      29,983      16,318      15,397     (11,563)        9,956
SELECTED RATIOS:
Ratio of earnings to fixed charges(d).......       2.8x        NM(e)       NM(e)       NM(e)      2.1x        1.8x          2.1x
Ratio of EBITDA to interest expense.........       5.2x       4.3x        3.0x        2.8x        3.9x        3.6x          4.0x
Ratio of long-term debt to EBITDA...........       3.1x       3.5x        6.8x        4.7x        3.7x        3.2x(f)       3.5x(f)
BALANCE SHEET DATA (AT END OF PERIOD):
Working capital (deficit)...................  $  1,790   $    871    $ (2,379)   $ 14,433    $  6,662    $ (6,068)     $ (2,118)
Total assets................................   111,292    104,286     196,970     204,042     230,041     200,691       247,284
Long-term debt(g)...........................    52,000     54,000      86,311     107,403     122,777      95,959       132,350
Redeemable preferred stock..................        --         --      16,125          --          --          --            --
Total shareholders' equity..................    49,158     44,279      56,416      74,321      81,466      76,496        85,228

---------------

(a) Amount for 1993 reflects the writedown in carrying value of crude oil and natural gas properties ($20,000) and reorganization costs ($1,000). Amount for 1994 reflects restructuring expenses.

(b) Cash provided by operating activities before working capital adjustments.

(c) Earnings before interest, taxes, depreciation, depletion and amortization. EBITDA in 1993 has not been reduced for the recognition of noncash charges relating to the writedown in carrying value of crude oil and natural gas properties. EBITDA should not be considered as an alternative to, or more meaningful than, net income or cash flow as determined in accordance with generally accepted accounting principles as an indicator of the Company's operating performance or liquidity.

(d) For purposes of determining the ratio of earnings to fixed charges, earnings are defined as earnings from continuing operations before income taxes, plus fixed charges. Fixed charges consist of interest expense, amortization of debt expense, and pretax preferred stock dividends.

(e) The ratio is not meaningful for the years ended December 31, 1993, 1994 and 1995 because earnings were inadequate to cover fixed charges in those years by $18,668, $1,390 and $1,289, respectively.

(f) EBITDA for these periods has been annualized.

(g) Excludes current maturities of long-term debt.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion should be read in conjunction with the Company's Consolidated Financial Statements included elsewhere herein. Certain information contained herein, including information with respect to the Company's plans and strategy for its business, are forward-looking statements. Prospective investors should carefully consider the factors set forth under the caption "Risk Factors" for a discussion of important factors that could cause actual results to differ materially from the forward-looking statements contained in this Prospectus.

COMPANY HISTORY

     The Company was incorporated in June 1993 under the laws of the State of Texas and conducts a majority of its operations through CRI. Prior to September 29, 1993, CRI was a publicly held company of which CRL, a publicly held Alberta, Canada company, held a 68% ownership interest. As a result of a reorganization of the Company effective on September 29, 1993, CRI and CRL became wholly owned subsidiaries of Coho Energy, Inc.

     In December 1994, the Company acquired all of the capital stock of Interstate Natural Gas Company ("ING"). ING, through its subsidiaries, was a privately held natural gas producer, gatherer and pipeline company operating in Louisiana and Mississippi. As a result of the acquisition of ING, Coho acquired approximately 86 Bcf of natural gas reserves, with natural gas production in December 1994 of 20 MMcf per day primarily from the Monroe field in north Louisiana. Additionally, the ING acquisition included approximately 1,000 miles of gathering systems in the Monroe field and a 167 mile long interstate pipeline (operating as the Mid Louisiana Gas Company) and certain intrastate pipeline facilities. Consideration paid by the Company for the acquisition of ING was $20 million cash, the assumption of net liabilities of $3.3 million (excluding deferred taxes), 2,775,000 shares of the Common Stock and 161,250 shares of redeemable preferred stock (which preferred shares were exchanged on August 30, 1995 for 3,225,000 shares of Common Stock), having an aggregate stated value of $16.1 million. The acquisition of ING was accounted for using the purchase method.

     In April 1996, ING sold all of the stock of three wholly owned subsidiaries that comprised its natural gas marketing and transportation segment to an unrelated third party for cash of $19.5 million, the assumption of net liabilities of approximately $2.3 million and the payment of taxes of up to $1.2 million generated as a result of the tax treatment of the transaction. The marketing and transportation segment is accounted for as discontinued operations herein.

GENERAL

     The Company seeks to acquire controlling interests in underdeveloped crude oil and natural gas properties and attempts to maximize reserves and production from such properties through relatively low-risk activities such as development drilling, multiple completions, recompletions, workovers, enhancement of production facilities and secondary recovery projects. The Company's only operating revenues are crude oil and natural gas sales with crude oil sales representing approximately 75% of production revenues and natural gas sales representing approximately 25% of production revenues during 1995, 1996 and the first six months of 1997. Operating revenues increased from $26.9 million in 1992 to $54.3 million in 1996 and have continued to increase to $29.5 million for the six months ended June 30, 1997 primarily due to an increase in production volumes from successful development and exploration activities in the Company's existing Mississippi fields and due to the December 1994 acquisition of the Monroe natural gas field and the August 1995 acquisition of the Brookhaven field. The Company believes its recent exploration success in the Brookhaven field coupled with the recent 3-D seismic surveys at Laurel and Martinville should provide development and exploration opportunities and continued growth in production and reserves.

     The Company also strives to maintain a low cost structure through asset concentration, such as in the interior salt basin of Mississippi. Asset concentration permits operating economies of scale and leverages operational, technical and marketing capabilities. Production costs (including lease operating expenses and production taxes) per BOE have decreased from $4.11 and $4.62 in 1992 and 1993, respectively, to $3.88 and $3.83 in 1996 and the first six months of 1997, respectively.

     The price received by the Company for crude oil and natural gas may vary significantly during certain times of the year due to the volatility of the crude oil and natural gas market, particularly during the colder winter and hot summer months. As a result, the Company has entered, and expects to continue to enter, into forward sale agreements or other arrangements for a portion of its crude oil and natural gas production to hedge its exposure to price fluctuations. While the Company's hedging program is intended to stabilize cash flow and thus allow the Company to plan its capital expenditure program with greater certainty, such hedging transactions may limit potential gains by the Company if crude oil and natural gas prices were to rise substantially over the price established by the hedge. Because all hedging transactions are tied directly to the Company's crude oil and natural gas production and natural gas marketing operations, the Company does not believe that such transactions are of a speculative nature. Gains and losses on these hedging transactions are reflected in crude oil and natural gas revenues at the time of sale of the related hedged production. Any gain or loss on the Company's crude oil hedging transactions is determined as the difference between the contract price and the average closing price for West Texas Intermediate ("WTI") crude oil on the New York Mercantile Exchange ("NYMEX") for the contract period. Any gain or loss on the Company's natural gas hedging transactions is generally determined as the difference between the contract price and the average settlement price on NYMEX for the last three days during the month in which the hedge is in place. Consequently, hedging activities do not affect the actual price received for the Company's crude oil and natural gas.

     The Company also controls the magnitude, quality and timing of its capital expenditures by obtaining high working interests in and operating its properties. At June 30, 1997, the Company owned an average working interest of 96% in, and operated over 99% of, its producing properties.

RESULTS OF OPERATIONS

     SELECTED OPERATING DATA

                                                                             SIX MONTHS ENDED
                                                 YEAR ENDED DECEMBER 31,         JUNE 30,
                                               ---------------------------   -----------------
                                                1994      1995      1996      1996      1997
                                               -------   -------   -------   -------   -------
PRODUCTION:
  Crude oil (Bbl/day)........................    5,416     5,966     6,742     6,612     7,084
  Natural gas (Mcf/day)......................    1,836    19,431    18,160    17,938    19,583
     BOE (Bbl/day)...........................    5,722     9,205     9,769     9,602    10,348
AVERAGE SALES PRICES:
  Crude oil (per Bbl)........................  $ 12.86   $ 13.62   $ 16.42   $ 15.71   $ 17.03
  Natural gas (per Mcf)(a)...................     1.55      1.59      2.07      1.96      2.17
PER BOE DATA:
  Production costs(b)........................  $  4.49   $  3.71   $  3.88   $  3.90   $  3.83
  Depletion..................................     4.78      4.38      4.55      4.51      4.78
PRODUCTION REVENUES (IN THOUSANDS):
  Crude oil..................................  $25,427   $29,654   $40,527   $18,902   $21,826
  Natural gas................................    1,037    11,249    13,745     6,403     7,695
                                               -------   -------   -------   -------   -------
     Total production revenues...............  $26,464   $40,903   $54,272   $25,305   $29,521
                                               =======   =======   =======   =======   =======

---------------

(a) Natural gas prices are net of fuel costs used in gas gathering.

(b) Includes lease operating expenses and production taxes, exclusive of general and administrative costs.

SIX MONTHS ENDED JUNE 30, 1997 COMPARED WITH SIX MONTHS ENDED JUNE 30, 1996

     Operating Revenues. During the first six months of 1997, production revenues increased 17% to $29.5 million as compared to $25.3 million for the same period in 1996. This increase was principally due to a 7% increase in crude oil production, a 9% increase in natural gas production, and increases in the prices received for crude oil and natural gas (including hedging gains and losses discussed below) of 8% and 11%, respectively.

     The 9% increase in daily natural gas production is primarily a result of the continued positive response from the Company's development efforts in the Martinville and Brookhaven fields. The 7% increase in daily crude oil production during the first half of 1997 is due to significant production increases made in the Martinville, Soso and Brookhaven fields, with production increasing by 201%, 49% and 81%, respectively. These production increases were partially offset by production decreases in the Summerland and Laurel fields due to the unusually high frequency of weather-related power outages and mechanical problems during the first quarter of 1997. In addition, the Summerland field is experiencing normal production declines due to the maturity of the field.

     Average crude oil prices increased during the first half of 1997 compared to the same period in 1996 due to the strong demand for crude oil and higher oil prices in the first quarter of 1997 as compared to the first quarter of 1996. The posted price for the Company's crude oil averaged $19.35 per Bbl for the six months ended June 30, 1997, a 2% increase over the average posted price of $19.04 per Bbl experienced in the first six months of 1996. The price per Bbl received by the Company is adjusted for the quality and gravity of the crude oil and is generally lower than the posted price.

     The realized price for the Company's natural gas, including hedging gains and losses, increased 11% from $1.96 per Mcf in the first six months of 1996 to $2.17 per Mcf in the first six months of 1997, due to increased heating needs during the winter season and an overall tightening of supply and demand in the market.

     Production revenues for the six months ended June 30, 1997 included crude oil hedging losses of $396,000 ($.31 per Bbl) compared to crude oil hedging losses of $1.3 million ($1.09 per Bbl) for the same period in 1996. Production revenues in 1997 also included natural gas hedging gains of $86,000 ($.02 per Mcf) compared with natural gas hedging losses of $1.1 million ($0.33 per Mcf) for the same period in 1996. Additionally, the Company has entered into certain arrangements which fix a minimum WTI price per Bbl of $19.00 and a maximum WTI price of $23.90 for 4,000 Bbls of production per day through December 31, 1997. The Company also has 920,000 MMbtu of natural gas production hedged over the July through September 1997 period at an average price of $2.35 per MMbtu.

     Interest and other income decreased to $149,000 in the first half of 1997 from $510,000 in 1996 primarily due to $472,000 of interest earned during 1996 on the receivable from the sale of the marketing and pipeline segment of operations, partially offset by $137,000 of interest received in the first quarter of 1997 on a federal tax refund.

     Expenses. Production expenses (including production taxes) were $7.2 million for the first six months of 1997 compared to $6.8 million for the first six months of 1996. This increase primarily reflects additional production volumes. On a BOE basis, production costs decreased to $3.83 per BOE in 1997 compared to $3.90 per BOE in 1996 for the six month periods.

     General and administrative costs increased 10% between the comparable six month periods from $3.3 million in 1996 to $3.6 million in 1997, primarily due to staff additions to handle the increased drilling and recompletion activity.

     Interest expense increased 11% for the six month period ended June 30, 1997 compared to the same period in 1996, due to higher borrowing levels during 1997 as compared to 1996.

     Depletion and depreciation expense increased 14% to $9.0 million for the six months ended June 30, 1997 from $7.9 million in 1996. These increases are primarily the result of increased production volumes and an increased rate per BOE, which increased to $4.78 in 1997, compared with $4.51 for the comparable six month period in 1996. The depletion and depreciation rate decreased from $5.05 per BOE in the first quarter of 1997 to $4.54 per BOE in the second quarter of 1997 primarily due to significant reserve additions from the exploration success in the Brookhaven field.

     The Company's net earnings for the six months ended June 30, 1997 were $3.2 million, as compared to net earnings of $2.1 million for the same period in 1996 for the reasons discussed above.

YEAR ENDED DECEMBER 31, 1996 COMPARED WITH YEAR ENDED DECEMBER 31, 1995

     Operating Revenues. During 1996, production revenues increased 33% to $54.3 million as compared to $40.9 million in 1995 (including hedging gains and losses discussed below). This increase was principally due to increases of 13% in crude oil production, 21% in crude oil prices and 30% in natural gas prices which were slightly offset by a 6% decrease in natural gas production.

     The 13% increase in daily crude oil production for 1996 to 6,742 Bbls is primarily a result of continued development activity, including recompletions and workovers on existing wells and drilling new wells and waterflood operations in the Martinville, Soso and Summerland fields and waterflooding and exploration success in Martinville. In addition, 1996 includes crude oil production from the Brookhaven field for the entire year as compared to only five months in 1995. Natural gas production for 1996 was 6% lower than 1995, primarily due to operational problems associated with the natural gas gathering system caused by unusually cold, wet weather during the winter months of 1996. Although the Monroe gas field (the Company's primary gas field) is experiencing normal production declines, production from new development wells in the field should offset such declines absent the operational problems discussed above.

     In 1996, the posted price for the Company's crude oil averaged $20.23 per Bbl, a 21% increase over the average posted price of $16.73 experienced in 1995. The crude oil prices received by the Company during 1996 increased more significantly than the average posted price because the Company amended its marketing arrangements for the sale of substantially all of its crude oil during 1995 and again in March 1996, to improve the price and resultant revenues it receives for its crude oil.

     The price for the Company's natural gas, including hedging gains and losses, increased 30% in 1996 compared to 1995 due to increased demands for natural gas.

     Production revenues for 1996 included crude oil hedging losses of $4.7 million ($1.92 per Bbl) compared to crude oil hedging losses of $.6 million ($.27 per Bbl) in 1995. Production revenues in 1996 also included natural gas hedging losses of $1.2 million ($.18 per Mcf) compared with natural gas hedging gains of $1.0 million ($.15 per Mcf) in 1995.

     Interest and other income increased to $1.0 million in 1996 from $92,000 in 1995 due to $472,000 of interest earned during 1996 on the receivable from the sale of the marketing and pipeline segment of operations and due to an unrealized gain of $450,000 on marketable securities.

     Expenses. Production expenses were $13.9 million in 1996 compared to $12.5 million for 1995. This increase primarily reflects additional production volumes. On a BOE basis, production costs increased to $3.88 per BOE in 1996 compared to $3.71 per BOE in 1995, primarily due to an increase of $.15 per BOE in production taxes as a result of higher crude oil and natural gas prices.

     General and administrative expenses increased 35% in 1996 to $7.3 million, primarily due to increased compensation and employee related costs attributable to staff additions made during the last half of 1995 and during 1996 to handle the increased drilling and recompletion activity. Additionally, 1996 expenses include an estimated bonus accrual of approximately $812,000 associated with the Company's 1996 bonus plan, which is awarded based on the Company's after tax return on equity for the year. As a result of these increases, general and administrative expenses per BOE increased 26% from $1.61 in 1995 to $2.03 in 1996.

     Depletion and depreciation expense increased 11% to $16.3 million in 1996. This increase is primarily the result of increased production volumes. The depletion rate per BOE in 1996 increased 4% to $4.55 compared with $4.38 for 1995.

     Interest expense increased 5% to $8.5 million in 1996 from $8.1 million in 1995 due to higher borrowing levels, which were partially offset by a decrease in interest rates. Borrowing levels increased by $2.0 million to $105.4 million prior to the paydown of $20.5 million on April 3, 1996 from the proceeds of the natural gas pipeline sale discussed under "-- Liquidity and Capital Resources." Since April, borrowing levels have increased by $35.6 million to $120.5 million to fund increased drilling activities. The average interest rate paid on outstanding indebtedness under the Company's Revolving Credit Facility was 7.6% in 1996, compared to 8.4% in 1995.

     The Company's net operating loss carryforwards ("NOLs") for United States and Canadian federal income tax purposes were approximately $71 million at December 31, 1996 and expire between 1997 and 2010. Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS 109") requires that the tax benefit of such NOLs be recorded as an asset to the extent that management assesses the utilization of such NOLs to be "more likely than not." It is expected that future reversals of existing taxable temporary differences will generate taxable amounts sufficient to utilize the majority of the NOLs prior to their expiration. A valuation allowance has been established with respect to approximately $9 million of these NOLs as it is uncertain whether they will be utilized before they expire. See "Risk Factors -- Possible Limitations on Net Operating Loss Carryforwards."

     The Company's net earnings in 1996 were $5.9 million, as compared to $1.8 million in 1995 (including $1.6 million of income from discontinued operations) for the reasons discussed above.

YEAR ENDED DECEMBER 31, 1995 COMPARED WITH YEAR ENDED DECEMBER 31, 1994

     Operating Revenues. During 1995, production revenues increased 55% to $40.9 million as compared to $26.5 million in 1994. This increase was principally due to increased natural gas production, a 10% increase in crude oil production and a 6% increase in crude oil prices received.

     The 10% increase in daily crude oil production for 1995 to 5,966 Bbls was primarily a result of the continued positive response from the Company's waterflood projects in the Laurel field, particularly in the Rodessa formation, as well as results from increased drilling at Summerland, where four wells were drilled in the last half of 1994 and first half of 1995. The significant increase in natural gas production, to approximately 19.4 MMcf per day, reflected the Company's acquisition of ING in December 1994 and ING's production from the Monroe field in north Louisiana. While Coho had very little natural gas production prior to the acquisition, the Company's production profile during 1995 was 65% crude oil and 35% natural gas.

     Crude oil prices increased significantly during the first half of 1995 compared to the same period in 1994 and were reasonably stable for the balance of 1995. The posted price for the Company's crude oil averaged $16.73 per Bbl for 1995, an 8% increase over the average posted price of $15.55 per Bbl experienced in 1994. The price per barrel received by the Company is adjusted for the quality and gravity of crude oil and is generally lower than the posted price. The crude oil prices received by the Company during 1995 did not increase as significantly as the average posted price because the price recorded by the Company includes the effects of the hedging gains and losses discussed below. During 1995, the Company amended certain of its marketing arrangements for the sale of substantially all of its crude oil. The new sales agreement reduced the spread between the posted price and the price received by the Company by approximately $.75 per Bbl, resulting in a net increase in revenues to the Company. This change was effective during the second quarter of 1995.

     The price for natural gas deteriorated during the first nine months of 1995 from 1994 year end prices. Mild winter weather across the United States and delayed summer temperature increases reduced demand during the normally higher volume heating and cooling seasons, and prices reflected this reduced demand. During the fourth quarter of 1995, demand increased and natural gas prices responded. In 1995, the average price per Mcf of natural gas received by the Company was $1.59.

     Production revenues for 1995 included crude oil hedging losses of $593,000 ($.27 per Bbl), while production revenues for 1994 included crude oil hedging gains of $1.1 million ($.54 per Bbl). Production revenues in 1995 also include natural gas hedging gains of $1.0 million ($.15 per Mcf).

     Expenses. Production expenses (including production taxes) were $12.5 million in 1995 compared to $9.4 million in 1994. This increase reflects additional production volumes. On a BOE basis, production costs decreased to $3.71 per BOE in 1995 compared to $4.49 per BOE in 1994. This decrease was the result of increased natural gas production in 1995, which typically has lower operating costs than crude oil wells, and increased crude oil production volumes, which also tend to reduce costs on a BOE basis.

     General and administrative costs increased substantially in 1995 to $5.4 million compared to $3.4 million in 1994. This increase was a result of increased staff to administer the production operations acquired in the ING acquisition. General and administrative expenses were $1.61 per BOE in 1995 and $1.64 per BOE in 1994. During 1995, in connection with the rationalization of operations following the ING acquisition, the Company effected 41 of 42 planned employee terminations and paid termination benefits totalling $2.1 million, which were offset against a restructuring charge which was accrued in 1994.

     Interest expense increased to $8.1 million in 1995 from $4.2 million in 1994. This increase was primarily due to higher borrowing levels related to the acquisition of ING in December 1994, as well as the Company's ongoing capital expenditure program. Advances under the Company's Revolving Credit Facility were $103.4 million (excluding gas storage loans) at December 31, 1995, compared to $86 million at December 31, 1994. The general increase in interest rates also contributed to the increase in interest costs for the period. The average interest rate paid on outstanding indebtedness under the Company's Revolving Credit Facility was 8.4% in 1995, compared to 6.8% in 1994.

     Depletion and depreciation expense increased 47% to $14.7 million in 1995 from $10.0 million in 1994, as a result of the ING acquisition and the resultant increased natural gas production volumes combined with the increased oil production volumes in 1995. The depletion rate per BOE decreased to $4.38 in 1995 as compared to $4.78 in 1994. The per BOE decrease results from lower depletion rates on the ING reserves and from additions in proved oil reserves associated with the Company's exploration and development activities.

     The Company's net income for 1995 was $1.8 million, including $1.6 million of income from discontinued marketing and transportation operations, as compared to a net loss of $1.7 million in 1994 for the reasons discussed above.

LIQUIDITY AND CAPITAL RESOURCES

     Capital Sources. Cash flow generated from operating activities for the six months ended June 30, 1996, and June 30, 1997, was $10.3 million and $17.3 million, respectively, and was $12.8 million and $16.8 million for the years ended December 31, 1995 and December 31, 1996, respectively. Production and price increases are the major factors contributing to the improved cash flow.

     At June 30, 1997, the Company had a working capital deficit of $2.1 million primarily due to current payables associated with drilling and recompletion activity which will be funded with cash flow from operations and borrowings under the Revolving Credit Facility. At December 31, 1996 the Company had working capital of $6.7 million primarily due to higher than normal crude oil and natural gas receivables as a result of new wells coming online and due to investments in marketable securities.

     In April 1996, the Company's wholly owned subsidiary, ING, sold all of the stock of its wholly owned subsidiaries that comprised the Company's Louisiana natural gas marketing and transportation segment to an unrelated third party, for total consideration of approximately $23 million. The total consideration was comprised of $19.5 million in cash, the assumption of net liabilities of approximately $2.3 million (excluding deferred taxes) and the reimbursement for the payment of certain taxes of up to $1.2 million generated as a result of the tax treatment of the transaction. The cash proceeds from the sale were used to reduce amounts outstanding under the Company's Revolving Credit Facility.

     Under the Revolving Credit Facility, the lenders have a maximum commitment of $250 million. Additionally, the amount available to the Company in borrowing capacity for general corporate purposes ("Borrowing Base") is $150 million, with an additional $20 million immediately available to the Company to provide bridge financing for acquisitions. The revolving period terminates on January 1, 2000, at which time the loan converts to a term facility requiring quarterly principal repayments until fully repaid in 2003. The margin premium charged in excess of LIBOR for revolving Eurodollar advances is based on a ratio calculated on a rolling four-quarter basis of consolidated indebtedness to EBITDA. The margin is currently 1.375%, with the highest applicable margin being 1.50%. CRI is the borrower under the Revolving Credit Facility and the repayment of all advances is guaranteed by Coho Energy, Inc. and outstanding advances are secured by substantially all of the assets of the Company.

     At June 30, 1997, outstanding advances under the Company's Revolving Credit Facility were $130 million, all of which were classified as long term, and letters of credit outstanding aggregated $2.3 million to secure promissory notes issued in August 1995 relating to the acquisition of the Brookhaven field, leaving $17.7 million available thereunder.

     The Revolving Credit Facility contains certain financial and other covenants including (i) the maintenance of minimum amounts of shareholders' equity ($65 million plus 50% of accumulated consolidated net income beginning in 1994 for the cumulative period), (ii) maintenance of minimum ratios of cash flow to interest expense (2.5 to 1) as well as current assets (including unused borrowing base) to current liabilities (1 to 1), (iii) limitations on the Company's ability to incur additional debt and (iv) restrictions on the payment of dividends. At June 30, 1997 and December 31, 1996, shareholders' equity exceeded the minimum required under the Revolving Credit Facility by approximately $14.8 million and $12.6 million, respectively, and the ratios of current assets to current liabilities were 2.2 to 1 and 4.1 to 1, respectively. For the six months ended June 30, 1997 and the year ended December 31, 1996, the ratios of cash flow to interest expense were 4.5 to 1 and 4.3 to 1, respectively.

     Estimated net proceeds from the Offerings of $167.2 million will be used to fund a portion of the Company's capital expenditure programs including those planned for the last six months of 1997. Initially, such net proceeds may be used to repay all outstanding borrowings under the Company's Revolving Credit Facility and to provide working capital.

     Dividends. While the Company is restricted on the payment of dividends under the Revolving Credit Facility, dividends are permitted on Company equity securities provided (i) the Company is not in default under the Revolving Credit Facility; and (ii) (a) the aggregate sum of the proposed dividend, plus all other dividends or distributions made since February 8, 1994 do not exceed 50% of cumulative consolidated net income during the period from January 1, 1994 to the date of the proposed dividend; or (b) the ratio of total consolidated indebtedness (excluding accounts payable and accrued liabilities) to shareholders' equity does not exceed 1.6 to 1 after giving effect to such proposed dividend or (c) the aggregate amount of the proposed dividend, plus all other dividends or distributions made since February 8, 1994, do not exceed 100% of cumulative consolidated net income for the three fiscal years immediately preceding the date of payment of the proposed dividend. The indenture executed in conjunction with the Debt Offering will limit the Company's ability to pay dividends, primarily based on the level of the Company's outstanding indebtedness and primarily limited to 50% of consolidated net income earned after the date the Senior Subordinated Notes are issued. Although the Company has never paid a dividend on its Common Stock and has no plan to do so in the foreseeable future, the Company does not believe that the Revolving Credit Facility imposes an undue burden on the Company's ability to pay dividends.

     Capital Expenditures. During the first six months of 1997, the Company incurred capital expenditures of $33.3 million compared with $24.2 million for the first six months of 1996. The capital expenditures incurred during the first six months of 1997 were largely in connection with the continuing development efforts, including recompletions, workovers and waterfloods, on existing wells in the Company's Brookhaven, Laurel, Martinville and Soso fields. In addition during the first six months of 1997, the Company drilled 15 wells as follows: three producing crude oil wells in the Laurel field, one producing crude oil well and one dryhole in the Martinville field, one producing crude oil well in the Soso field, two producing crude oil wells and one producing natural gas well in the Brookhaven field, five producing natural gas wells in the Monroe field and one producing offshore natural gas well in the North Padre field. The Company also had four wells being drilled at June 30, 1997, one in each of the Brookhaven, Martinville, Laurel and North Padre fields. During 1996, the Company incurred capital expenditures of $52.4 million compared with $30.0 million for 1995. Drilling activity increased significantly during 1996 over prior years. The Company drilled a total of 33 gross wells during 1996 as compared to 7 and 9 gross wells drilled in 1994 and 1995, respectively. The majority of the 1996 drilling activity was in the Martinville and Brookhaven fields with the drilling of 12 and 6 gross wells in each field respectively. The remaining 15 wells were drilled in the Monroe field (6 gross wells), the Laurel field (5 gross wells), the Summerland field (3 gross wells) and the Soso field (1 gross well). Additionally, 1996 capital expenditures include costs associated with a 37 square mile 3-D seismic program in the Laurel field. Approximately 38% of the capital spent in 1996 was associated with projects, primarily secondary recovery and 3-D seismic projects, which were not yet complete and therefore did not have an effect on daily production.

     General and administrative costs directly associated with the Company's exploration and development activities were $1.2 million and $1.5 million for the six months ended June 30, 1996 and 1997, respectively, and were $1.8 million and $2.5 million for the years ended December 31, 1995 and 1996 respectively, and were included in total capital expenditures.

     In June 1997, the Board of Directors approved a $10 million increase in the 1997 capital expenditure program to a total of $54 million, which includes the costs of drilling approximately 30 development wells and 9 exploratory wells during the full year. Management believes that, barring any significant acquisitions or other unforeseen capital requirements, funds provided by the Offerings, borrowings under the Revolving Credit Facility and cash flow from operations will be adequate to fund the anticipated capital expenditures and working capital needs of the Company through 1999. The Company has no material capital commitments and is consequently able to adjust the level of its expenditures as circumstances warrant.

                            BUSINESS AND PROPERTIES

OVERVIEW

     Coho Energy, Inc. is an independent energy company engaged, through its wholly owned subsidiaries, in the development and production of, and exploration for, crude oil and natural gas. The Company's crude oil activities are concentrated principally in Mississippi, where it is that state's largest producer of crude oil. The Company's natural gas activities are concentrated principally in Louisiana, where it has a stable reserve base and production that should be maintainable with minimal incremental capital expenditures. At December 31, 1996, the Company's total proved reserves were 53.7 MMBOE with a Present Value of Proved Reserves of $417.1 million, approximately 76% of which were proved developed reserves. At December 31, 1996, approximately 65% of Coho's total proved reserves were comprised of crude oil and the Company's reserve-to-production ratio was approximately 15 years. At June 30, 1997, the Company owned an average working interest of 96% in, and operated over 99% of, its producing properties.

     The Company commenced operations in Mississippi in the early 1980s and to date has focused most of its development efforts in that area. Coho believes that the salt basin in central Mississippi offers significant long-term potential due to the basin's large number of mature fields with multiple hydrocarbon bearing horizons. The application of proven technology to these underexplored fields yields attractive, lower-risk exploitation and exploration opportunities. As a result of the attractive geology and the Company's experience in exploiting fields in the area, Coho has accumulated a three-year inventory of potential development drilling, secondary recovery and exploration projects in this basin. The Company believes that its concentration in this geographic area provides it with important competitive advantages such as its extensive databases, operational infrastructure and economies of scale.

     The Company's focus in the central Mississippi region has resulted in significant production, reserve and EBITDA growth. The Company's average net daily production has increased in each of the last five years from 4,819 BOE in 1992 to 10,717 BOE in the second quarter of 1997, representing a compound annual growth rate of 19.4%. Over the five-year period ended December 31, 1996, the Company discovered or acquired approximately 42.3 MMBOE of proved reserves at an average finding cost of $4.85 per BOE. Over the same period, the Company has replaced over 300% of its production. This increase in reserves from 24.1 MMBOE at year end 1991 to 53.7 MMBOE at year end 1996 represents a five-year compound annual growth rate of 17.4%. Consistent with the increase in production, EBITDA has increased from $16.9 million in 1992 to $36.6 million for the twelve-month period ended June 30, 1997.

OPERATIONS

     Coho has focused its operations on three main activities: conventional exploitation, secondary recovery and exploration. Each of these interrelated activities plays an important role in the Company's continuing production and reserve growth. Coho's operations are conducted primarily in the Brookhaven, Laurel, Martinville, Soso and Summerland fields in Mississippi, and the Monroe field in Louisiana.

     Conventional Exploitation. The Mississippi salt basin is characterized by the large number of formations that have been productive, as well as by the large number of wells that have been drilled over the past 50 years. These well histories provide considerable geological and reservoir information for use in further exploration and exploitation. In 1996, Coho spent $41 million of its total capital expenditures of $52 million on exploitation projects. As of June 30, 1997, Coho had ongoing exploitation projects in the Brookhaven, Laurel, Martinville, Soso and Summerland fields. Coho has been able to achieve significant production and reserve increases in these fields as a result of these efforts.

     Acquisition of mature underdeveloped and underexplored fields has been one of the key elements to the Company's strategy of building reserves and creating shareholder value. By capitalizing on its operating knowledge and technical expertise, the Company has been able to acquire properties and develop substantial additional low-cost reserves through increased spending on conventional development drilling opportunities. This strategy is illustrated in the Company's 1995 acquisition of the Brookhaven field in Mississippi. Less than 25% of the crude oil in place in the Tuscaloosa reservoir at Brookhaven has been recovered to date. Since acquiring this property, the Company has increased total daily field production to approximately 1,360 net BOE at June 30, 1997, from approximately 230 net BOE at the time of acquisition. Additionally, in June 1997, the Company announced that test results of the first two exploratory wells at Brookhaven have proven productive pay sands in three deeper formations. These wells commenced production in the second quarter of 1997.

     Secondary Recovery. Over the last three years, Coho has implemented 12 secondary recovery projects in the Mississippi salt basin. Six of these projects have been successfully developed and six are in the pilot phase. The six developed projects have increased production in these reservoirs by an average of 475%, have produced over 3.3 MMBbls and have 7.7 MMBbls of remaining proved reserves. These 11.0 MMBbls have an estimated finding and development cost of $2.86 per Bbl. In 1996, Coho spent $11.2 million of its total capital expenditure budget on secondary recovery projects. These projects have demonstrated strong production response and meaningful reserve additions. In addition, these projects incur low production costs due to existing field infrastructures and the ability to reinject produced water from current operations. Coho's secondary recovery projects in general produce higher gravity crude oil which is then blended with heavier crude oils from other reservoirs to yield higher price realizations. The Company believes opportunities exist for adding secondary recovery projects throughout the Company's current field inventory.

     Exploration. Because of the many productive formations in the Mississippi salt basin, dry hole risks are substantially reduced, improving exploration economics. The Company has drilled several successful exploration wells in the currently defined Brookhaven, Laurel and Martinville fields. Coho has recently expanded its exploration program and plans to allocate 28% of its 1997 capital budget to exploration. In 1995, Coho completed a 24-square mile 3-D seismic survey on the Martinville field. Based on this data, one successful exploratory well was completed in 1996 and two additional exploration wells are planned in 1997. In 1996, Coho completed a 37-square mile 3-D seismic survey encompassing the Laurel field, Coho's largest crude oil producing field, which currently has producing properties covering less than one square mile within the survey area. Based on initial interpretations, several exploration wells are planned for 1998, and a "look-alike" prospect west of the Laurel field has been identified. In addition to the exploratory success in Brookhaven mentioned above, the Company believes each of these fields has significant exploration reserve potential relative to the Company's reserve base.

BUSINESS STRATEGY

     The Company pursues a multifaceted growth strategy, as follows:

     Low Risk Field Development. The Company intends to maximize production and continue to increase reserves through relatively low-risk activities such as development/delineation drilling, including high-angle and horizontal drilling, multi-zone completions, recompletions, enhancement of production facilities and secondary recovery projects. Since 1994, the Company has drilled 57 development wells, of which 93% were completed successfully. The Company anticipates that approximately 72% of its total 1997 capital expenditure budget will be allocated to such relatively low-risk, high-return projects, including secondary recovery projects which will comprise approximately 29% of the total 1997 capital expenditure budget.

     Use of 3-D Seismic Technology. The Company intends to identify exploration prospects and develop reserves in the vicinity of its existing fields using technologies that include 3-D seismic technology. The Company first began using 3-D seismic technology in the Laurel field in Mississippi in 1983 and has recently shot two large 3-D seismic programs in and around its existing properties. These programs have produced an attractive inventory of exploration projects that the Company will continue to pursue. Approximately 28% of the Company's 1997 capital expenditures will be allocated to such exploration projects.

     Acquire Properties with Underdeveloped Reserves. The Company intends to acquire underdeveloped crude oil and natural gas properties, primarily in the interior salt basin of Mississippi, which have geological complexity and multiple producing horizons. Management believes that the Company's extensive experience in this area of Mississippi developed over the past 14 years should enable it to efficiently increase reserves and improve production rates in this geologically complex environment. For the month of June 1997, the Company's average daily production per well in Mississippi was 95 BOE, which was substantially higher than the domestic industry average of less than 12 BOE. Additionally, management believes that this experience gives the Company a significant competitive advantage in evaluating similarly situated acquisition prospects.

     Significant Control of Operations. Coho's strategy of increasing production and reserves through acquiring and developing faulted, multiple-zone fields requires the Company to develop a thorough understanding of the complex geological structures and maintain operational control of field development. Therefore, the Company strives to operate and obtain high working interests in all its properties. As of June 30, 1997, Coho operated over 99% of its producing properties with an average working interest of approximately 96%. This operating control, combined with the Company's significant technical and geological expertise in the Mississippi salt basin region, enables the Company to better control the magnitude, quality and timing of capital expenditures and field development.

     Geographic Focus. The Company has been able to maintain a low cost structure through asset concentration. At December 31, 1996, approximately 88% of the Company's Mississippi reserves was concentrated in four fields. Asset concentration permits operating economies of scale and leverages operational, technical and marketing capabilities. As a result, the Company has been able to achieve favorable average production costs of $3.83 per BOE and favorable cash margins of $10.00 per BOE for the six months ended June 30, 1997.

     The Company's principal executive office is located at 14785 Preston Road, Suite 860, Dallas, Texas 75240, and its telephone number is (972) 774-8300.

RECENT DEVELOPMENTS

     During the first half of 1997, the Company was focused principally on continuing development activities in the Company's Laurel, Martinville and Soso fields and exploration activity in the Brookhaven field. During the same time period, Coho drilled 15 new wells, 14 of which were successful, including three crude oil wells in the Laurel field, two exploration wells in the Brookhaven field and five natural gas wells in the Monroe field. The Company believes that events in the following three fields are among its most significant recent developments.

     Brookhaven. The Brookhaven field is one of several prolific fields in southwest Mississippi that have produced from the Tuscaloosa formation. In an attempt to establish commercial production below the Tuscaloosa, Coho drilled an exploration well for the Paluxy and Washita Fredericksburg formations at Brookhaven. This well encountered 14 potentially productive pay sands in the Washita Fredericksburg and Paluxy formations. A tested Paluxy sand flowed at 200 gross BOPD and a Washita Fredericksburg sand was tested and has flowed since May 28, 1997 at over 400 gross BOPD.

     The Company has also successfully tested a Rodessa natural gas exploration well. This well was brought on line on June 12, 1997 and continues to flow at approximately 2.6 MMcf of natural gas and 130 barrels of condensate per day.

     This activity has established significant exploration success for the Company. Since the original shallower Tuscaloosa formation covers 23 square miles, the Company believes that the size of the structure for deeper formations could be similar. Prior to the Company's recent deep success, only five penetrations deeper than the Tuscaloosa existed on this 23-square mile structure. Four of these penetrations were drilled during the 1940s and all five of these penetrations have shown that the Washita Fredericksburg and Paluxy reservoirs are extensive over the field.

     Laurel. The Company believes that the Laurel field, which covers less than one square mile and has, to date, produced approximately 19 MMBbls, has significant remaining potential for reserve and production growth. In order to better quantify and verify the potential in the currently defined Laurel field and the surrounding area, Coho commenced a 37-square mile 3-D seismic survey in 1996. A preliminary interpretation of the seismic data has been used in the drilling of four successful crude oil wells in the first half of 1997 to verify previously identified drilling locations. This data has increased the Company's confidence for several exploration plays in the Eutaw formation in the current Laurel field, the most productive formation in Mississippi. A new Laurel "look-alike" has exploration potential in the Tuscaloosa, Paluxy, Rodessa, Sligo and Hosston formations, and additionally in the Cotton Valley and Smackover formations. The data will continue to be analyzed and an exploration program is expected to evolve over 1998 and 1999.

     Martinville. Following the initial processing of 3-D seismic data, Coho drilled two Hosston-depth exploratory test wells in 1996. The Hosston has been the most prolific producing formation in the Martinville field, having produced approximately five MMBOE to date. A successful Hosston-depth well was drilled to the west of the existing field and a dry hole Hosston-depth well was drilled to the north of the existing field. The successful Hosston well also found potential pay sands in the Rodessa and Sligo formations. This well was put on production in the Hosston formation in September 1996 at approximately 650 BOE per day and is currently flowing at 150 BOE per day having already produced 130 MBOE. This exploration discovery will result in further development during the latter part of 1997 and 1998. The 3-D seismic has indicated several exploration plays in the Smackover, Cotton Valley, Hosston, Rodessa and Eutaw formations. These plays will be further analyzed beginning in late 1997.

OIL AND GAS OPERATIONS

     PRINCIPAL AREAS OF ACTIVITY

     The following table sets forth, for Coho's major producing fields, average net daily production of crude oil and natural gas on a BOE basis for the six months ended June 30, 1996 and 1997 and for each of the years in the three-year period ended December 31, 1996 and the number of productive wells producing as of June 30, 1997, all of which are crude oil wells unless otherwise indicated:

                                  YEAR ENDED               SIX MONTHS
                                 DECEMBER 31,            ENDED JUNE 30,
                             ---------------------   ----------------------
                             1994    1995    1996    1996         1997
                             -----   -----   -----   -----   --------------      NET                    AVERAGE
                                                                      % OF    PRODUCTIVE   PERCENTAGE   WORKING
           FIELD              BOE     BOE     BOE     BOE     BOE     TOTAL     WELLS       OPERATED    INTEREST
           -----             -----   -----   -----   -----   ------   -----   ----------   ----------   --------
Brookhaven, Mississippi....     --     130(a)   416    336      669      7%        23          100%         93%
Laurel, Mississippi........  3,100   3,470   3,317   3,579    3,048     29         37          100          92
Martinville, Mississippi...    440     343     580     358    1,290     13         22          100          95
Monroe, Louisiana(b).......    280(c) 3,097  2,892   2,869    2,818     27      2,654          100          96
Soso, Mississippi..........    449     470     772     705    1,068     10         24          100          93
Summerland, Mississippi....  1,139   1,242   1,451   1,474    1,082     10         20          100          90
Other(d)...................    314     453     341     281      373      4         13           73          62
                             -----   -----   -----   -----   ------    ---      -----
        Total..............  5,722   9,205   9,769   9,602   10,348    100%     2,793         99.9          96
                             =====   =====   =====   =====   ======    ===      =====

---------------

(a) Calculated as a 365 day average; however, production total represents volume since the effective acquisition date (July 1, 1995).

(b) All gross and net wells located in Monroe, Louisiana are productive natural gas wells.

(c) Calculated as a 365 day average; however, production total represents volume since the effective acquisition date (December 8, 1994).

(d) Of the wells indicated, three wells are productive natural gas wells.

     Brookhaven Field, Mississippi. In 1995, the Company purchased a 93% working interest in the unitized Brookhaven Field covering more than 13,000 acres. At the time of acquisition, there were 11 active wells and 159 inactive wells. Proved reserves were 1.2 MMBOE and net production averaged approximately 230 BOE per day, producing only from the Tuscaloosa formation.

     Like other fields, Coho made the acquisition anticipating increased field-wide recoveries through development drilling, recompletions, secondary recovery and exploration. During its first year of ownership, the Company focused its efforts on expanding its understanding of the Tuscaloosa reservoir. As a result of its study, the Company identified and drilled five new well bores in the field in 1996. The five penetrations found unswept crude oil reserves associated with structural and stratigraphic complexity. Three of these penetrations were completed as commercial producers and two will be used as injectors to aid the secondary recovery operations.

     In addition to its exploitation success, the Company has had significant exploration success in the first half of 1997. In June, the Company announced that test results of the BFU 5-7 #1 exploratory well indicated pay sands in the Paluxy and Washita Fredricksburg formations. The well encountered approximately 180 net feet of pay in 11 Paluxy sands and three Washita Fredricksburg sands. A single Washita Fredricksburg sand was tested and flowed at over 400 gross BOPD and a tested Paluxy sand flowed at 200 gross BOPD. In addition, 28 additional feet of pay were indicated in the Tuscaloosa formation, even though this reservoir has been producing for more than fifty years. The Company is currently drilling an up-dip well from the BFU 5-7 #1 well and a down structure delineation well. The Company has also successfully tested a Rodessa exploration well. This geopressured Rodessa well is currently producing approximately 2.6 MMcf of gas and 130 barrels of condensate per day. The Company plans to drill an offset well to the Rodessa discovery during the last half of 1997. In total, average net daily production in the second quarter of 1997 was 860 BOE, an increase of 107% from the average net daily production in 1996.

     As a result of the exploration success at Brookhaven, the Company has leased approximately 6,500 net acres on a similar geologic structure near the existing Brookhaven field.

     Laurel Field, Mississippi. The Laurel field is a multi-pay geological setting with producing horizons from the Eutaw formation (approximately 7,500 feet) to the Hosston formation (approximately 13,500 feet). It is the Company's largest oil producing property and represents approximately 29% of Coho's total production on a BOE basis. At June 30, 1997, the field contained 40 wells producing from the Stanley, Christmas, Tuscaloosa, Washita-Fredricksburg, Paluxy, Mooringsport, Rodessa, Sligo and Hosston reservoirs. Proved crude oil reserves at Laurel totalled 14.6 MMBbls at December 31, 1996.

     The Company considers the Laurel field both an exploration and exploitation success. In 1983, at the time of the initial acquisition, the only then existing well in what is now the Laurel field had been operating for 24 years and was only producing 47 BOPD. Coho then proceeded to employ 3-D seismic technology to assist in defining the multi-pay zones in the field and commenced an extensive drilling program to increase primary production, utilizing a combination of vertical, high-angle, and horizontal drilling techniques.

     The Company has also implemented a successful secondary recovery program in a number of Laurel's producing reservoirs. In recent years, secondary recovery programs were started in the Mooringsport, Rodessa, Sligo and Tuscaloosa Stringer reservoirs. The response from the secondary recovery projects has been strong. In total, the secondary recovery projects have added over 6.3 MMBbls more to total reserves.

     In addition to the continued exploitation program, the Company is continuing an active exploration program at Laurel. In 1996, much of the Company's focus at Laurel was directed toward a mineral leasing program, permitting and surveying associated with shooting a 37-square mile 3-D seismic program. The results from this study will allow the Company to better evaluate the exploration potential within the Laurel field as it is currently defined, as well as to define significant exploration possibilities in the acreage surrounding the field.

     The average net daily production for the second quarter of 1997 from Laurel was 3,004 BOE, which was down approximately 10.4% compared to 1996 net daily production, as a result of the Company's redirection of water injection activities to optimize ultimate recoverable reserves from the multiple sands of the Rodessa reservoir. It is expected that production will continue to fluctuate as water breakthrough occurs in one sand layer and another sand layer is pressurized. As of August 1, 1997, the net daily production was approximately 3,500 BOE. Coho's average working interest is 92% in the 40 producing wells it operated in the Laurel field at year end 1996.

     Martinville Field, Mississippi. The Martinville field was originally discovered in 1957, and was acquired by Coho in April 1989. At the time of acquisition, Martinville was only producing 80 BOPD, while during the second quarter of 1997 it produced 1,475 BOPD. The field covers more than 7,400 acres, and currently has 17 producing wellbores. Like Laurel, the field is characterized by highly complex faulting and produces from multiple horizons. Coho currently has an average 95% working interest in the field.

     In late 1995, the Company conducted a 3-D seismic shoot over a 24-square mile area to enhance the Company's ability to exploit primary reserves through continued reservoir delineation and to develop secondary recovery projects in the Mooringsport, Rodessa and Sligo formations. In 1996, drilling commenced in the Rodessa and Sligo reservoirs and a full scale secondary recovery project was initiated in the Rodessa formation. As part of the secondary recovery project, 4 service wells and 3 producing wells were drilled with strong reservoir response. Reserves at the end of 1996 totaled 4.6 MMBOE, a 57% increase over proved reserves in 1995, and production during the second quarter of 1997 showed a 150% increase from 1996 average annual production.

     The data from the 3-D seismic shoot is also being utilized to further develop the exploration possibilities for the field. In 1996, two exploration wells were drilled, and one proved to be successful in the Hosston formation, with initial daily production flowing at 665 gross BOE. Other significant exploration possibilities exist in the shallow Eutaw formation (approximately 8,000 ft.) as well as the deep Cotton Valley, Smackover and Haynesville formations.

     Monroe Field, Louisiana. In December 1994, as part of the ING acquisition, the Company acquired a 98% working interest and operations in a major portion of the Monroe field. The field was discovered in 1916 and encompasses 25 townships, covering approximately 105,000 acres of fee mineral and leasehold acreage. The primary producing horizon is at a depth of approximately 2,900 feet. Average daily production during the second quarter of 1997 was 2,920 BOE, down slightly from 1996 average daily production primarily due to operational problems associated with seasonal but unusually high levels of flooding. In 1996, the Company initiated a shallow Sparta natural gas sand drilling program which led to six new shallow natural gas wells being drilled in the field at a depth of 250 to 900 feet each. This Sparta program, coupled with continued operating efficiencies and improved natural gas prices, resulted in December 31, 1996 net proved reserves of 97.5 Bcf of natural gas in the Monroe field, a 4% increase over December 31, 1995 proved reserves. Plans in 1997 include continuation of the Sparta drilling program and commencement of a 1,600 foot Wilcox drilling program.

     As part of the ING acquisition the Company also acquired a 100% interest in a natural gas gathering system located in the Monroe field in Louisiana, as well as certain other natural gas gathering systems in the Gulf Coast region. These gathering systems, which are all Company-operated, consist of over 1,000 miles of varying diameter pipe and 24 compressor units with a rated capacity of approximately 11,800 horsepower. In 1996, these systems gathered approximately
28.9 MMcf per day of Company-owned and third party natural gas. These gathering systems are operated through the Company's wholly owned subsidiaries, Coho Louisiana Gathering Company ("CLGC") and Coho Fairbanks Gathering Company ("CFGC").

     Soso Field, Mississippi. In mid-1990, the Company acquired a 90% working interest in the Soso field, which was originally discovered in 1945, and covers approximately 6,461 acres. At the time of acquisition by the Company, the field produced 255 BOPD. In the second quarter of 1997, the average daily production was 1,109 BOE, an increase of 43.7% over 1996 average daily production. Reserves at December 31, 1996 totaled 5.6 MMBOE, a 54% increase over year-end 1995.

     Soso is a large, geologically complex field which had already produced over 60 MMBOE at the time Coho acquired it. Also, like Brookhaven, Coho's detailed mapping of the field suggested that less than 25% of the total in-place crude oil had been recovered. Soso was acquired primarily for the opportunity to increase total recoverable reserves by another 5 to 15% through recompletions in existing wellbores, development drilling and secondary recovery projects.

     Most of the Company's early production growth at Soso was associated with workovers and recompletions on existing wells, and some development drilling; however, with the success of secondary recovery projects at Laurel and Martinville, the Company took a fresh look at the field, and since then, secondary recovery projects have been initiated in the Cotton Valley, Sligo and Rodessa formation. These projects have played a significant role in the threefold increase in daily production.

     Coho believes many more exploitation opportunities exist for primary as well as secondary reserves in this multi-reservoir field. Since the Soso field is associated with a deep salt feature like Laurel, Martinville and Brookhaven, deep exploration potential exists at the Smackover and Haynesville levels.

     Summerland Field, Mississippi. The Summerland field, discovered in 1959, is a broad, elongated, fault bounded anticline with productive intervals from the Tuscaloosa formation at approximately 6,000 feet to the Mooringsport formation at 12,500 feet. At June 30, 1997, the Company operated 22 producing wells and has an average working interest of 89.6% in this unitized field.

     The Company assumed operating control in November 1989. Recompletions, development drilling and the installation of higher volume artificial lift equipment increased net daily crude oil production from 415 BOPD (of which only 200 Bbls were economic) in 1989 at the date of acquisition, to 1,700 BOPD in June 1997. Net daily crude oil production in 1996 represented a 16.8% increase over 1995 production and was also the highest annual crude oil production in the 38 year life of the field. Average daily production during the second quarter of 1997 was 1,090, down 24.9% from 1996 average daily production.

     At December 31, 1996, the Summerland field had proved reserves of 5.8 MMBOE reflecting a 18% decline in reserves from year-end 1995. This decline in reserves was primarily associated with high production volumes during 1996 and the drilling of two unsuccessful wells in the Tuscaloosa formation. Summerland has some additional exploration possibilities from deep drilling in the Cotton Valley and Smackover formations.

     Other Domestic Properties. The Company also has working interests in other producing properties in Mississippi and Texas. Coho operates the Bentonia and Frio properties in Mississippi and owns non-operated working interests in the Glazier property in Mississippi, and a field in state waters offshore North Padre Island, Texas. As of December 31, 1996, these fields had combined net proved reserves of 3.8 MMBOE. The Company is in the process of selling the Frio properties.

     Tunisia, North Africa. Coho has an interest in two permits covering 1.5 million gross acres in Tunisia, North Africa that it acquired from its former Canadian parent company. During 1994, Coho and its joint interest partners conducted a seismic survey on both the onshore Anaguid and offshore Alyane permits in Tunisia. In October 1995, Coho and its partners drilled the first, an unsuccessful, exploratory well on its Anaguid permit in southern Tunisia. In early 1997, the Company conducted a 465 kilometer 2-D seismic program in a new area of the Anaguid permit. Coho is currently evaluating potential opportunities in the permit area and intends to drill a well in late 1997 or early 1998. Coho's estimated cost to drill this well is less than $2.0 million. The Company's current working interest is 50% in the Anaguid permit and 100% in the Alyane permit (up from 50% in 1995 due to the non-renewal of a 50% option by a third party).

     PRODUCTION

     The following table sets forth certain information regarding Coho's volumes, average prices received and average production costs associated with its sales of crude oil and natural gas for the six months ended June 30, 1996 and 1997 and for each of the years in the three-year period ended December 31, 1996:

                                                                      SIX MONTHS ENDED
                                         YEAR ENDED DECEMBER 31,          JUNE 30,
                                        --------------------------    ----------------
                                         1994      1995      1996      1996      1997
                                        ------    ------    ------    ------    ------
CRUDE OIL:
  Volumes (MBbls).....................   1,977     2,178     2,467     1,203     1,282
  Average sales price (per Bbl)(a)....  $12.86    $13.62    $16.42    $15.71    $17.03
NATURAL GAS:
  Volumes (MMcf)......................     670(b)  7,093     6,646     3,265     3,544
  Average sales price (per Mcf)(c)....  $ 1.55    $ 1.59    $ 2.07    $ 1.96    $ 2.17
AVERAGE PRODUCTION COST (PER
  BOE)(d).............................  $ 4.49    $ 3.71    $ 3.88    $ 3.90    $ 3.83

---------------

(a) Includes the effects of crude oil price hedging contracts. Price per Bbl before the effect of hedging was $12.32, $13.89 and $18.34 for the years ended December 31, 1994, 1995 and 1996, respectively, and $16.80 and $17.34 for the six months ended June 30, 1996 and 1997, respectively.

(b) Includes volumes from ING properties for the one month post-acquisition period.

(c) Includes the effects of natural gas price hedging contracts. Price per Mcf before the effect of hedging was $1.55, $1.44 and $2.24 for the years ended December 31, 1994, 1995 and 1996, respectively and $2.29 and $2.15 for the six months ended June 30, 1996 and 1997, respectively.

(d) Includes lease operating expenses and production taxes.

     DRILLING ACTIVITIES

     During the periods indicated, the Company drilled or participated in the drilling of the following wells, all of which were in the United States, except as otherwise indicated.

                                       YEAR ENDED DECEMBER 31,                SIX MONTHS
                            ---------------------------------------------        ENDED
                                1994            1995            1996         JUNE 30, 1997
                            ------------    ------------    -------------    -------------
                            GROSS    NET    GROSS    NET    GROSS    NET     GROSS    NET
                            -----    ---    -----    ---    -----    ----    -----    ----
EXPLORATORY:
  Crude oil...............   --      --      --      --       1       1.0      1       1.0
  Natural gas.............   --      --      --      --      --        --      1        .8
  Dry holes...............    1      .3       1*     .5*      1       1.0      1       1.0
DEVELOPMENT:
  Crude oil...............    4      3.7      6      5.4     13      12.0      6       5.6
  Natural gas.............   --      --       1      1.0      6       6.0      6       5.4
  Dry holes...............   --      --      --      --       4       3.7     --        --
  Service wells...........    2      1.7      1      .9       8       7.5     --        --
                             --      ---     --      ---     --      ----     --      ----
          Total...........    7      5.7      9      7.8     33      31.2     15      13.8
                             ==      ===     ==      ===     ==      ====     ==      ====

---------------

* Well drilled in Tunisia

     RESERVES

     The following table summarizes the Company's net proved crude oil and natural gas reserves by field as of December 31, 1996, the most recent date for which reserve data is available, which have been reviewed by Ryder Scott.

                                                         CRUDE     NATURAL    NET PROVED
                                                          OIL        GAS       RESERVES
                                                        (MBBLS)    (MMCF)       (MBOE)
                                                        -------    -------    ----------
Brookhaven, Mississippi...............................    2,803        316       2,855
Laurel, Mississippi...................................   14,573        463      14,650
Martinville, Mississippi..............................    4,490        651       4,599
Monroe, Louisiana.....................................       --     97,545      16,257
Soso, Mississippi.....................................    5,640         --       5,640
Summerland, Mississippi...............................    5,849         --       5,849
Other.................................................    1,467     14,157       3,828
                                                         ------    -------      ------
          Total.......................................   34,822    113,132      53,678
                                                         ======    =======      ======

     At December 31, 1996, the Company had net proved developed reserves of 40,579 MBOE and net proved undeveloped reserves of 13,099 MBOE. The Present Value of Proved Reserves was $417.1 million, which represented $299.3 million for the proved developed and $117.8 million for the proved undeveloped reserves. At December 31, 1995, the Company reported total proved reserves of 48,777 MBOE and the Present Value of Proved Reserves was $268.6 million. This total represents an increase of 4,901 MBOE and $148.5 million in reserves and Present Value of Proved Reserves, respectively, at December 31, 1996. The increase was attributable to extensions and discoveries associated with the Company's efforts in Mississippi, the increase in posted crude oil prices and increased natural gas prices, as well as a new crude oil marketing contract which reduced the spread between the actual price received by Coho for its crude oil and posted prices.

     There are numerous uncertainties inherent in estimating quantities of proved crude oil and natural gas reserves, including many factors beyond the control of the Company. The estimates of the reserve engineers are based on several assumptions, all of which are to some degree speculative. Actual future production, revenues, taxes, production costs, development expenditures and quantities of recoverable crude oil and natural gas reserves might vary substantially from those assumed in the estimates. Any significant variance in these assumptions could materially affect the estimated quantity and value of reserves set forth herein. In addition, the Company's reserves might be subject to revision based upon actual production, results of future development, prevailing crude oil and natural gas prices and other factors. See "Risk Factors -- Uncertainty of Estimates of Reserves and Future Net Revenues."

     In general, the volume of production from crude oil and natural gas properties declines as reserves are depleted. Except to the extent Coho acquires additional properties containing proved reserves or conducts successful exploration and development activities, or both, the proved reserves of Coho will decline as reserves are produced. Future crude oil and natural gas production is, therefore, highly dependent upon the level of success in acquiring or finding additional reserves.

     For further information on reserves, costs relating to crude oil and natural gas activities and results of operations from producing activities, see "Supplemental Information Related to Oil and Gas Activities" appearing in note 16 to the Consolidated Financial Statements of the Company included elsewhere herein.

     ACREAGE

     The following table summarizes the developed and undeveloped acreage owned or leased by Coho at June 30, 1997:

                                                    DEVELOPED           UNDEVELOPED
                                                ------------------    ----------------
                                                 GROSS       NET      GROSS      NET
                                                -------    -------    ------    ------
Mississippi...................................   25,126     23,168    20,678    19,479
Louisiana.....................................  125,770    105,496     1,598     1,419
Texas.........................................    2,796      2,796     1,691     1,691
Offshore Gulf of Mexico.......................    5,760      2,269        --        --
                                                -------    -------    ------    ------
          Total...............................  159,452    133,729    23,967    22,589
                                                =======    =======    ======    ======

     The Company also holds a working interest in two exploratory permits in Tunisia, North Africa; an onshore permit covering 1,412,000 gross acres (50% working interest) and an offshore permit covering 115,000 gross acres (100% working interest).

TITLE TO PROPERTIES

     As is customary in the oil and gas industry, in certain circumstances, the Company makes only a limited review of title to undeveloped crude oil and natural gas leases at the time they are acquired by Coho. However, before the Company acquires crude oil and natural gas properties, and before drilling commences on any leases, the Company causes a thorough title search to be conducted, and any material defects in title are remedied to the extent possible. To the extent title opinions or other investigations reflect title defects, the Company, rather than the seller of the undeveloped property, is typically obligated to cure any such title defects at its expense. If Coho were unable to remedy or cure any title defect of a nature such that it would not be prudent to commence drilling operations on the property, the Company could suffer a loss of its entire investment in the property. The Company believes that it has good title to its crude oil and natural gas properties some of which are subject to immaterial encumbrances, easements and restrictions. The crude oil and natural gas properties owned by the Company are also typically subject to royalty and other similar non-cost bearing interests customary in the industry. The Company does not believe that any of these encumbrances or burdens will materially affect Coho's ownership or use of its properties.

COMPETITION

     The crude oil and natural gas industry is highly competitive. A large number of companies and individuals engage in drilling for crude oil and natural gas, and there is a high degree of competition for desirable crude oil and natural gas properties suitable for drilling, for attracting and retaining quality personnel and for materials and third-party services essential for their exploration and development. The principal competitive factors in the acquisition of crude oil and natural gas properties include the staff and data necessary to identify, investigate and purchase such properties and the financial resources necessary to acquire and develop them. Many of Coho's competitors are substantially larger and have greater financial and other resources than does Coho.

     The principal resources necessary for the exploration for, and the acquisition, exploitation, production and sale of, crude oil and natural gas are leasehold or freehold prospects under which crude oil and natural gas reserves may be discovered, drilling rigs and related equipment to explore for and develop such reserves and capital assets required for the exploitation and production of the reserves and knowledgeable personnel to conduct all phases of crude oil and natural gas operations. Coho must compete for such resources with both major oil companies and independent operators and also with other industries for certain personnel and materials. Although Coho believes its current resources are adequate to preclude any significant disruption of operations in the immediate future, the continued availability of such materials and resources to Coho cannot be assured.

CUSTOMERS AND MARKETS

     Substantially all of Coho's crude oil is sold at the wellhead at posted prices, as is the custom in the industry. In certain circumstances, natural gas liquids are removed from the natural gas produced by Coho and are sold by Coho at posted prices. During 1996 two purchasers of Coho's crude oil and natural gas, EOTT Energy Corp. ("EOTT") and Mid Louisiana Marketing Company, accounted for 66% and 15%, respectively, of Coho's receipt of operating revenues. In 1995 Amerada Hess Corporation ("Amerada") accounted for 66% of Coho's receipt of operating revenues. Subsequent to December 31, 1995, Amerada sold its Mississippi pipeline transportation and marketing assets to EOTT. Coho consented to Amerada's assignment of its short term contract to EOTT and entered into a new three-year crude oil purchase agreement with EOTT effective March 1, 1996. Under the crude oil purchase agreement Coho has committed the majority of its crude oil production in Mississippi to EOTT for a period of three years on a pricing basis of posting plus a premium.

     The natural gas produced in the Monroe field (approximately 17.4 MMcf per day in 1996) is sold either to industrial or jurisdictional customers along the interstate pipeline formerly owned by the Company or to industrial customers in the field that are connected to the gathering system. Generally, the Company sells its natural gas at prices based on regional price indices, set on a month-to-month basis. Effective with the sale of the natural gas marketing and transportation companies, the Company entered into a long-term natural gas sales contract for its Monroe field natural gas to Mid Louisiana Marketing Company based on regional price indices set on a month-to-month basis, consistent with past operations.

     The price received by the Company for crude oil and natural gas may vary significantly during certain times of the year due to the volatility of the crude oil and natural gas market, particularly during the colder winter and hot summer months. As a result, the Company periodically enters into forward sale agreements or other arrangements for a portion of its crude oil and natural gas production to hedge its exposure to price fluctuations. Gains and losses on these forward sale agreements are reflected in crude oil and natural gas revenues at the time of sale of the related hedged production. While intended to reduce the effects of the volatility of the prices received for crude oil and natural gas, such hedging transactions may limit potential gains by the Company if crude oil and natural gas prices were to rise substantially over the price established by the hedge. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- General" and Note 1 to the Consolidated Financial Statements included elsewhere herein.

OFFICE AND FIELD FACILITIES

     The Company leases its executive and administrative offices in Dallas, Texas, consisting of 38,568 square feet, under a lease that continues through October 2000. The Company also leases a field office in Laurel, Mississippi covering approximately 5,000 square feet, under a non-cancelable lease extending through June 2000. The field office facilities in Fairbanks, Louisiana and Brookhaven, Mississippi are owned by the Company.

GOVERNMENTAL REGULATION

     Regulation of Crude Oil and Natural Gas Exploration and Production. Crude oil and natural gas exploration, development and production are subject to various types of regulation by local, state and federal agencies. Such regulations include requiring permits for the drilling of wells, maintaining bonding requirements in order to drill or operate wells, and regulating the location of wells, the method of drilling and casing wells, the surface use and restoration of properties upon which wells are drilled, and the plugging and abandonment of wells. The Company's operations are also subject to various conservation laws and regulations, including those of Mississippi, Louisiana and Texas wherein the Company's properties are located. These laws and regulations include the regulation of the size of drilling and spacing units or proration units, the density of wells that may be drilled, and unitization or pooling of crude oil and natural gas properties. In this regard, some states allow the forced pooling or integration of tracts to facilitate exploration while other states rely on voluntary pooling of land and leases. In addition, state conservation laws establish maximum rates of production from crude oil and natural gas wells, generally restrict the venting or flaring of natural gas, and impose certain requirements regarding the ratability of production. The effect of these regulations is to limit the amount of crude oil and natural gas the Company can produce from its wells and to limit the number of wells or the locations at which the Company can drill. Each state generally imposes a production or severance tax with respect to production and sale of crude oil, natural gas and natural gas liquids within their respective jurisdictions. For the most part, state production taxes are applied as a percentage of production or sales. Currently, the Company is subject to production tax rates of up to 6% in Mississippi and $0.02 per Mcf in Louisiana. In addition, the Company has been active in the adoption of legislation dealing with production and severance tax relief in Mississippi.

     Legislation affecting the crude oil and natural gas industry is under constant review for amendment and expansion. Also, numerous departments and agencies, both federal and state, are authorized by statute to issue and have issued rules and regulations binding on the crude oil and natural gas industry and its individual members, some of which carry substantial penalties for failure to comply. The regulatory burden on the crude oil and natural gas industry increases the Company's cost of doing business and, consequently, affects its profitability.

     Offshore Leasing. Certain of the Company's operations are located on federal crude oil and natural gas leases, which are administered by the United States Minerals Management Service (the "MMS"). Such leases are issued through competitive bidding, contain relatively standardized terms and require compliance with detailed MMS regulations and orders (which are subject to change by the MMS). For offshore operations, lessees must obtain MMS approval for exploration plans and development and production plans prior to the commencement of such operations. In addition to permits required from other agencies (such as the Coast Guard, the Army Corps of Engineers and the Environmental Protection Agency), lessees must obtain a permit from the MMS prior to the commencement of drilling. The MMS has promulgated regulations requiring offshore production facilities located on the Outer Continental Shelf ("OCS") to meet stringent engineering and construction specifications. Similarly, the MMS has promulgated other regulations governing the plugging and abandonment of wells located offshore and the removal of all production facilities. Under certain circumstances, the MMS may require any Company operations of federal leases to be suspended or terminated. To cover the various obligations of lessees on the OCS, the MMS generally requires that lessees or operators post substantial bonds or other acceptable assurances that such obligations will be met. The cost of such bonds or other surety can be substantial and there is no assurance that the Company can obtain bonds or other surety in all cases.

     In addition, the U.S. Court of Appeals for the D.C. Circuit recently ruled that the MMS can only collect royalties on gas that is produced, bought or sold, and cannot collect revenues from financial arrangements, such as take-or-pay settlements.

     In 1995, the MMS issued a notice of proposed rulemaking in which it proposed to amend its regulations governing the calculation of royalties and the valuation of natural gas produced from federal leases. The principal feature in the amendments, as proposed, would have established an alternative market index based method to calculate royalties on certain natural gas production sold to affiliates or pursuant to non-arm's-length sales contracts. The MMS proposed this rulemaking to facilitate royalty valuation in light of changes in the natural gas marketing environment. The MMS subsequently reopened the public comment period under the proposed rule due to the diversity of comments received under the proposed rule. As a result, the MMS outlined five options for alternatives to using gross proceeds as a basis for natural gas valuation. On April 22, 1997, the MMS withdrew its proposed rulemaking to amend such regulations. At the same time, the MMS solicited comments on two supplemental options for valuing natural gas produced from federal leases -- one being index-based and the other being based on the royalty collection practice in Norway by which royalty values are established by a "Petroleum Price Board." The MMS recently extended the period for public comments on the two supplemental options to September 22, 1997. In 1996, the MMS proposed a rulemaking to update transportation allowance regulations to reflect the changes in the natural gas industry due to FERC Order No. 636 unbundling. The rulemaking would clarify which costs are deductible from federal and Indian leases. The Final Rule is expected this year. The Company cannot predict what action the MMS will take on these matters, nor can it predict at this stage of the rulemaking proceeding how the Company might be affected by amendments to the regulations.

     Crude Oil Sales and Transportation Rates. Sales of crude oil and condensate can be made by Coho at market prices not subject at this time to price controls. In January 1997, the MMS proposed a rulemaking to modify the valuation procedures for arm's-length and non-arm's-length crude oil transactions. The intent of the rule is to decrease the reliance on posted prices and assign a value to crude oil that better reflects market value. On July 3, 1997, the MMS proposed changes to the previously proposed rulemaking. Comments on proposed changes were due by August 4, 1997. The price that the Company receives from the sale of these products is affected by the cost of transporting the products to market. The Energy Policy Act of 1992 directed the FERC to establish a "simplified and generally applicable" rate making methodology for crude oil pipeline rates. Effective as of January 1, 1995, the FERC implemented regulations establishing an indexing system for transportation rates for crude oil pipelines, which would generally index such rates to inflation, subject to certain conditions and limitations. The Company is not able to predict with certainty what effect, if any, these regulations will have on it, but other factors being equal under certain conditions, the regulations may tend to increase transportation costs or reduce wellhead prices for such commodities.

     Gathering Regulation. Under the Natural Gas Act (the "NGA"), facilities used for and operations involving the production and gathering of natural gas are exempt from FERC jurisdiction, while facilities used for and operations involving interstate transmission are not. The FERC's determination of what constitutes exempt gathering facilities, as opposed to jurisdictional transmission facilities, has evolved over time. Under current law even facilities which otherwise would have been classified as gathering may be subject to the FERC's rates and service jurisdiction when owned by an interstate pipeline company and when such regulation is necessary in order to effectuate FERC's Order No. 636 open-access initiatives. Respecting facilities owned by noninterstate pipeline companies, such as Coho Fairbanks Gathering Company
(CFGC) and Coho Louisiana Gathering Company (CLGC), the Company's gathering facilities, the FERC has historically distinguished between these types of activities on a very fact-specific basis which makes it difficult to predict with certainty the status of gathering facilities. On November 1, 1993, in Docket No. CP93-79-000, this uncertainty was settled by FERC with respect to the gathering facilities transferred from Mid Louisiana Gas Company, the Company's former interstate pipeline, to CFGC effective January 1, 1994, when FERC issued an order declaring the facilities to be nonjurisdictional gathering. On May 27, 1994, FERC affirmed its November 1, 1993 order in all material respects. On June 27, 1994, the Producer-Marketer Transportation Group Gathering Coalition and the Independent Petroleum Association of America (IPAA) filed a request for a rehearing of the May 27, 1994 order. On December 6, 1994, FERC issued a final order disallowing

IPAA's request for rehearing. On December 9, 1994, IPAA filed a petition for review of the FERC orders in the U.S. Court of Appeals for the D.C. Circuit. This case is one in a series of cases that has delineated the FERC's gathering policy. Among other matters, the FERC slightly narrowed its statutory tests for establishing gathering status and reaffirmed that it does not have jurisdiction over natural gas gathering facilities and services and that such facilities and services are properly regulated by state authorities. As a result, natural gas gathering may receive greater regulatory scrutiny by state agencies. In addition, the FERC has approved several transfers by interstate pipelines of gathering facilities to unregulated gathering companies, including affiliates. This could allow such companies to compete more effectively with independent gatherers. Although these FERC orders delineating its new gathering policy are subject to court appeals, there has been only one definitive court decision to date. The U.S. Court of Appeals for the D.C. Circuit upheld the FERC's decision to not regulate gathering rates but found that its "default" contract requirement was unlawful as outside the FERC's jurisdiction. The court remanded the case to the FERC, which has not yet acted on remand. The U.S. Supreme Court declined to review the D.C. Circuit's decision. Management does not believe the ultimate resolution of these proceedings will have a material adverse effect on the financial condition of the company.

     State regulation of gathering facilities generally includes various safety, environmental and, in some circumstances, nondiscriminatory take requirements. While some states provide for the rate regulation of pipelines engaged in the intrastate transportation of natural gas, such regulation has not generally been applied against gatherers of natural gas. For historical reasons, however, certain of the gathering facilities owned by CLGC are subject to the jurisdiction of the Louisiana Department of Natural Resources ("LDNR") pursuant to its authority to regulate intrastate pipelines. Further, natural gas gathering may receive greater regulatory scrutiny following the pipeline industry restructuring under Order No. 636. Thus the Company's gathering operations could be adversely affected should they be subject in the future to the application of state or federal regulation of rates and services.

     Future Legislation and Regulation. The Company's operations will be affected from time to time in varying degrees by political developments and federal and state laws and regulations. In particular, crude oil and natural gas production operations and economics are affected by tax and other laws relating to the petroleum industry, by changes in such laws and by constantly changing administrative regulations. For example, the price at which natural gas may lawfully be sold has historically been regulated under the NGA. Only recently, with the deregulation of the last regulated price categories of natural gas on January 1, 1993, have free market forces been allowed to control the sales price of natural gas. Given the right set of circumstances, there is no guarantee that new regulations, similar or otherwise, would not be imposed on the production or sale of crude oil, condensate or natural gas. It is therefore impossible to predict the terms of any future legislation or regulations that might ultimately be enacted or the effects of any such legislation or regulations on the Company.

ENVIRONMENTAL REGULATIONS

     The Company's operations are subject to numerous laws and regulations governing the discharge of materials into the environment or otherwise relating to environmental protection. These laws and regulations may require the acquisition of a permit before drilling commences, restrict the types, quantities and concentration of various substances that can be released into the environment in connection with drilling and production activities, limit or prohibit drilling activities on certain lands lying within wilderness, wildlife refuges or preserves, wetlands and other protected areas, and impose substantial liabilities for pollution resulting from the Company's operations. Changes in environmental laws and regulations occur frequently, and any changes that result in more stringent and costly waste handling, disposal and clean-up requirements could have a significant impact on the operating costs of the Company, as well as the oil and gas industry in general. Management believes that the Company is in substantial compliance with current applicable environmental laws and regulations and that continued compliance with existing requirements will not have a material adverse impact on the Company.

     The Oil Pollution Act of 1990 (the "OPA") and regulations thereunder impose a variety of regulations on "responsible parties" related to the prevention of crude oil spills and liability for damages resulting from such spills in "waters of the United States." A "responsible party" includes the owner or operator of a facility or vessel, or the lessee or permittee of the area in which an offshore facility is located. The term "waters of the United States" has been broadly defined to include inland waterbodies, including wetlands, playa lakes, and intermittent streams. The OPA, as recently amended, requires the lessee or permittee of the offshore area in which a crude oil or natural gas facility is located to establish and maintain evidence of financial responsibility in the amount of $35.0 million to cover liabilities related to a crude oil spill for which such person is statutorily responsible. Prior to its amendment, the OPA required such lessee or permittee to maintain evidence of financial responsibility in the amount of $150.0 million, and the amended statute authorizes the President of the United States to increase the amount of financial responsibility to $150.0 million depending on the risks posed by the quantity of crude oil that is handled by the facility. On March 25, 1997, the MMS proposed regulations to implement the financial responsibility requirements under the OPA. The proposed regulations would use an offshore facility's worst case oil-spill discharge volume to determine if the responsible party must demonstrate increased financial responsibility. The Company cannot predict the final form of any financial responsibility regulations that will be adopted by the MMS, but the impact of any such regulations should not be any more adverse to the Company than it will be to other similarly situated companies.

     The OPA also imposes other requirements on responsible parties, such as the preparation of a crude oil spill contingency plan. The Company has such a plan in place. Failure to comply with the OPA's ongoing requirements or inadequate cooperation during a spill event may subject a responsible party to civil or criminal enforcement actions. As of this date, the Company is not the subject of any civil or criminal enforcement actions under the OPA.

     The Comprehensive Environmental Response, Compensation, and Liability Act ("CERCLA"), also known as the "Superfund" law, imposes liability, without regard to fault or the legality of the original conduct, on certain classes of persons that are considered to have contributed to the release of a "hazardous substance" into the environment. These persons include the owner or operator of the disposal site or sites where the release occurred and companies that disposed or arranged for the disposal of the hazardous substances found at the site. Persons who are or were responsible for releases of hazardous substance under CERCLA may be subject to joint and several liability for the costs of cleaning up the hazardous substances that have been released into the environment and for damages to natural resources, and it is not uncommon for neighboring landowners and other third parties to file claims for personal injury and property damage allegedly caused by the hazardous substances released into the environment. Currently, the Company does not own or operate CERCLA identified sites.

     The Resource Conservation and Recovery Act ("RCRA") is the principal federal statute governing the treatment, storage and disposal of hazardous wastes. RCRA imposes stringent operating requirements (and liability for failure to meet such requirements) on a person who is either a "generator" or "transporter" of hazardous waste or an "owner" or "operator" of a hazardous waste treatment, storage or disposal facility. At present, RCRA includes a statutory exemption that allows most crude oil and natural gas exploration and production wastes to be classified as non-hazardous waste. A similar exemption is contained in many of the state counterparts to RCRA. At various times in the past, proposals have been made to amend RCRA and various state statutes to rescind the exemption that excludes crude oil and natural gas exploration and production wastes from regulation as hazardous waste under such statutes. Repeal or modification of this exemption by administrative, legislative or judicial process, or through changes in applicable state statutes, would increase the volume of hazardous waste to be managed and disposed of by the Company. Hazardous wastes are subject to more rigorous and costly disposal requirements than are non-hazardous wastes. Any such change in the applicable statutes may require the Company to make additional capital expenditures or incur increased operating expenses.

     A sizable portion of the Company's operations in Mississippi is conducted within city limits. On an annual basis in order to obtain permits to conduct new drilling operations, the Company is required to meet certain tests of financial responsibility. The Company is conducting a voluntary program to remove inactive aboveground storage tanks from its well sites. Inactive tanks are replaced, as necessary, with newer aboveground storage tanks.

     Some states have enacted statutes governing the handling, treatment, storage and disposal of naturally occurring radioactive material ("NORM"). NORM is present in varying concentrations in subsurface and hydrocarbon reservoirs around the world and may be concentrated in scale, film and sludge in equipment that comes in contact with crude oil and natural gas production and processing streams. Mississippi legislation prohibits the transfer of property for residential or other unrestricted use if the property contains NORM above prescribed levels. The Company is voluntarily remediating NORM concentrations identified at the Brookhaven field in Mississippi. In addition, the Company is a defendant in several lawsuits brought in 1994 and 1996 by landowners alleging personal injury and property damage from NORM at various wellsite locations.

     Certain governmental agencies are presently studying whether the crude oil and natural gas industry's practice of utilizing mercury meters poses any potential problems that require more stringent regulation. Operators in the Monroe field have been asked to monitor their operations and assist in gathering data. During 1995, the Company voluntarily negotiated a remediation plan with the governmental agencies responsible for the two wildlife refuges in the Monroe field. Under the plan, the Company began removal of the mercury meters within the two wildlife refuges in 1996. The Company continues to cooperate with the other various agencies in their studies. At this time, the Company believes that minor mercury spillages and leaks may have occurred in the past. However, the Company believes that such spillages and leaks are less than the amounts reportable under prior or existing statutes and laws. The Company makes a provision for future site restoration charges on a unit-of-production basis which is included in depletion and depreciation expense.

     Because the Company's strategy is to acquire interests in underdeveloped crude oil and natural gas properties many of which have been operated by others for many years, the Company may be liable for damage or pollution caused by the former operators of such crude oil and natural gas properties. The Company's operations are also subject to all of the risks normally incident to the operation and development of crude oil and natural gas properties and the drilling of crude oil and natural gas wells, including encountering unexpected formations or pressures, blowouts, cratering and fires, which could result in personal injuries, loss of life, pollution damage and other damage to the properties of the Company and others. Moreover, offshore operations are subject to a variety of operating risks peculiar to the marine environment, such as hurricanes or other adverse weather conditions, to more extensive governmental regulation, including regulations that may, in certain circumstances, impose strict liability for pollution damage, and to interruption or termination of operations by governmental authorities based on environmental or other considerations. The Company maintains insurance against certain losses or liabilities arising from its operations in accordance with customary industry practices and in amounts that management believes to be reasonable. However, insurance is either not available to the Company against all operational risks or is not economically feasible for the Company to obtain. The occurrence of a significant event that would impose liability on the Company that is either not insured or not fully insured could have a material adverse effect on the Company's financial condition and results of operations.

EMPLOYEES

     At July 31, 1997, Coho had 132 employees associated with its operations, including 27 field personnel in Mississippi and 40 field personnel in Louisiana. None of the Company's employees are represented by a union. The Company considers its employee relations to be satisfactory.

                                   MANAGEMENT

     The names of the executive officers and directors of the Company and certain information with respect to them are set forth below.

               NAME                 AGE                        POSITION
               ----                 ---                        --------
Jeffrey Clarke....................  52    President, Chief Executive Officer and Director
R.M. Pearce.......................  46    Executive Vice President and Chief Operating
                                          Officer
Eddie M. LeBlanc, III.............  48    Senior Vice President and Chief Financial Officer
Anne Marie O'Gorman...............  38    Senior Vice President Corporate Development and
                                            Corporate Secretary
Keri Clarke.......................  41    Vice President, Land and Environmental/Regulatory
                                            Affairs
R. Lynn Guillory..................  50    Vice President, Human Resources and Administration
Larry L. Keller...................  38    Vice President, Exploitation
Patrick S. Wright.................  41    Vice President, Operations
Susan J. McAden...................  40    Controller
Robert B. Anderson................  71    Director
Roy R. Baker......................  75    Director
Frederick K. Campbell.............  59    Director
Louis F. Crane....................  56    Director
Howard I. Hoffen..................  33    Director
Kenneth H. Lambert................  52    Director
Douglas R. Martin.................  52    Director
Carl S. Quinn.....................  66    Director
Jake Taylor.......................  50    Director

     Jeffrey Clarke has served as Chairman of the Company since October 1993 and as President and Chief Executive Officer of the Company since September 1993. Mr. Clarke served as Executive Vice President and Chief Operating Officer of CRI from May 1982 until May 1990, as President and Chief Operating Officer from May 1990 to October 1992 and as President and Chief Executive Officer of CRI since October 1992. He has served as Senior Vice President, Chief Operating Officer and a director of CRL since 1984 and has been engaged by CRL in various capacities since 1980. Jeffrey Clarke and Keri Clarke, Vice President, Land and Environmental/Regulatory Affairs of the Company, are brothers.

     R. M. Pearce has served as Executive Vice President and Chief Operating Officer of the Company since August 1995 and has been an officer of Coho since November 1993. From July 1991 to October 1993, Mr. Pearce served as President of GRL Production Services Company.

     Eddie M. LeBlanc, III joined the Company as Senior Vice President and Chief Financial Officer when the Company acquired ING on December 8, 1994. From the inception of ING in March 1992 through its acquisition by the Company, Mr. LeBlanc was Senior Vice President and Chief Financial Officer of ING. From August 1991 until March 1992, Mr. LeBlanc was an independent businessman.

     Anne Marie O'Gorman was appointed Senior Vice President Corporate Development in March 1996 having been Vice President, Corporate Development of Coho (and CRI, prior to September 1993) from August 1993. Ms. O'Gorman has been employed by CRI or CRL in various capacities since 1985. Ms. O'Gorman has served as Secretary of the Company since September 1993.

     Keri Clarke has served as Vice President, Land and Environmental/Regulatory Affairs of Coho (or CRI, prior to September 1993) since 1989. He has also been employed by CRL in various positions since 1981. Keri Clarke and Jeffrey Clarke are brothers.

     R. Lynn Guillory joined the Company as Vice President, Human Resources and Administration when the Company acquired ING. Mr. Guillory held that same position with ING since its inception in March 1992. From August 1991 until the inception of ING, Mr. Guillory was an independent businessman.

     Larry L. Keller has served as Vice President, Exploitation of Coho (or CRI, prior to September 1993) from August 1993 and has been employed in various engineering positions with CRI since July 1990.

     Patrick S. Wright joined Coho as Vice President, Operations in January 1996. From January 1991 until he joined Coho, Mr. Wright served in several managerial positions with Snyder Oil Corporation (an international oil and gas exploration and production company) .

     Susan J. McAden joined the Company as Controller in February 1995. From September 1993 to February 1995, Ms. McAden was Vice President and Controller of Lincoln Property Company (a property development and management company). From November 1990 to September 1993, Ms. McAden was Chief Accounting Officer and Treasurer of Concap Equities, Inc.("Concap") (the acting general partner for sixteen public real estate partnerships) and from November 1989 to November 1990, Ms. McAden was Vice President-Controller of Concap. Ms. McAden was an officer of Concap, within two years of the filing by seventeen real estate limited partnerships in which Concap served as general partner of petitions for reorganization under Chapter 11 of the U.S. Bankruptcy Code. The last case before the U.S. Bankruptcy Court was settled in July 1994.

     Robert B. Anderson has served as President of R. B. Anderson Energy Company (a private oil and gas and real estate company) since 1989.

     Roy R. Baker has been an independent consultant in the oil and gas industry since 1984.

     Frederick K. Campbell served as Vice Chairman of the Board of Directors of CRI from June 1990 until September 1993, served as a director of CRL from 1980 until September 1993 and served as CRL's Chairman of the Board from 1982 until June 1992. Mr. Campbell has served as Chairman of the Board and Chief Executive Officer of Campco International Capital Ltd. (private investment company) since 1984.

     Louis F. Crane has served as President and Chief Executive Officer of Orleans Capital (investment portfolio management firm) since November 1991. Mr. Crane is a director of Offshore Logistics Inc. and Columbia Universal Corp.

     Howard I. Hoffen has been a Principal since January 1996 and was a Vice President of Morgan Stanley & Co. Incorporated. Mr. Hoffen joined Morgan Stanley in 1985 and became a member of the Merchant Banking Division in 1986. Mr. Hoffen is currently a Vice President of the general partner of The Morgan Stanley Leveraged Equity Fund II, L.P. ("MSLEF II")and a director of Amerin Guaranty Corporation and Catalytica Inc.

     Kenneth H. Lambert served as Chairman of the Board of Directors of CRI from 1980 until September 1993, as Chief Executive Officer of CRI from 1980 to 1992 and as President of CRI from 1980 to 1990. Mr. Lambert served as President and Chief Executive Officer of CRL from 1980 to June 1992, and as Chairman of the Board of CRL from June 1992 until September 1993. Mr. Lambert has served as President and Chief Executive Officer of Nugold Technology Ltd. (a private company dealing in the recovery of precious metals) since April 1993. Mr. Lambert is chairman of the board, president, chief executive officer and director of Edmonton International Industries Ltd. (a Canadian public investment holding company) and Chairman of the Board of Destination Resorts, Inc. (a Canadian public resort development corporation).

     Douglas R. Martin has served as Chairman of Pursuit Resources Corp. (a Canadian public oil and gas company) since September 1993. Mr. Martin served as Senior Vice President and Chief Financial Officer of CRI from May 1990 to August 1993. He served as CRL's Senior Vice President and Chief Financial Officer from April 1990 to August 1993.

     Carl S. Quinn served as Chairman of the Board, President and Chief Executive Officer of ING from its inception in March 1992 until its acquisition by the Company in December 1994. Mr. Quinn was Chairman of the Board, President and Chief Executive Officer of Arkla Exploration Company (an oil and gas company) from October 1989 through December 1991. Mr. Quinn is a director of Atmos Energy Corporation.

     Jake Taylor has been an independent financial consultant since 1989.

     Messrs. Hoffen and Quinn were elected to the Board of Directors upon the issuance of Common Stock and Series A Preferred Stock for the acquisition of ING. Each were designated to serve as directors of the

Company by MSLEF II pursuant to the terms of the Registration Rights and Shareholder Agreement dated as of December 8, 1994 (the "ING Shareholder Agreement"), among MSLEF II and Quinn Oil Company Ltd. ("Quinn") (the previous stockholders of ING) and the Company.

                       PRINCIPAL AND SELLING SHAREHOLDERS

     The following table sets forth, as of July 31, 1997, the beneficial ownership of Common Stock by (i) each shareholder of the Company selling Common Stock in this Offering (a "Selling Shareholder"), (ii) each person or entity who, to the knowledge of the Company, based on information received from or on behalf of such persons, was the beneficial owner of more than 5% of the outstanding shares of Common Stock, and (iii) all executive officers and directors of Coho as a group. Unless otherwise specified, such persons have sole voting power and sole dispositive power with respect to all shares attributable to him.

                                            SHARES BENEFICIALLY
                                                OWNED PRIOR                        SHARES BENEFICIALLY
                                                TO OFFERING                       OWNED AFTER OFFERING
                                            -------------------      SHARES       ---------------------
         NAME OF BENEFICIAL OWNER            NUMBER     PERCENT   BEING OFFERED     NUMBER     PERCENT
         ------------------------           ---------   -------   -------------   ----------   --------
SELLING SHAREHOLDERS:
  The Morgan Stanley Leveraged Equity Fund
     II, L.P.(a)..........................  5,597,653    27.4%      3,076,655      2,520,998      9.9%
  Quinn Oil Company Ltd. and Carl S.
     Quinn(b).............................    574,685     2.8         307,827        266,858      1.0
  Kenneth H. Lambert(c)...................    648,239     3.2         200,000        448,239      1.8
OTHER PRINCIPAL SHAREHOLDERS:
  Wellington Management Company(d)........  1,115,857     5.5              --      1,115,857      4.4
  Neuberger & Berman(e)...................  1,045,800     5.1              --      1,045,800      4.1
All directors and executive officers as a
  group (18 persons)(b)(c)(f).............  3,821,620    18.7         507,827      3,313,799     13.0

---------------

(a) MSLEF II, Morgan Stanley Leveraged Equity Fund II, Inc. and Morgan Stanley, Dean Witter, Discover & Co. may each be deemed to have sole voting and dispositive power with respect to the 5,597,653 shares of Common Stock that were issued to MSLEF II in connection with the acquisition of ING and the payment of dividends in exchange for cancellation of the Company's Series A Preferred Stock in August 1995. If the Underwriters' overallotment option is exercised in full, the number and percentage of shares beneficially owned after this Offering will be 1,350,440 shares and 5.3%.

(b) Quinn Oil Company, Ltd. and Carl S. Quinn, a director of the Company, may each be deemed to have sole voting and dispositive power with respect to the 559,685 shares of Common Stock that were issued to Quinn in connection with the acquisition of ING and the payment of dividends in exchange for cancellation of the Company's Series A Preferred Stock in August 1995. The number of shares shown as beneficially owned by Mr. Quinn include shares owned by such entities and also include 15,000 shares that may be acquired by Mr. Quinn within 60 days upon the exercise of stock options. If the Underwriters' overallotment option is exercised in full, the number and percentage of shares beneficially owned after this Offering will be 149,744 shares and .6%.

(c) Mr. Lambert, a director of the Company, is the beneficial owner of the shares held by Lambert Management Ltd., Lambert Holdings Ltd., Edmonton International Industries Ltd., 372268 Alberta Ltd., 249172 Alberta Ltd., and 297139 Alberta Ltd. The number of shares shown as beneficially owned by Mr. Lambert include the shares owned by such entities and also include 78,058 shares that may be acquired by Mr. Lambert within 60 days upon the exercise of stock options. Included in Mr. Lambert's total shares are 35,959 shares which are held by family members; Mr. Lambert claims no beneficial interest in these shares.

(d) Based solely on information contained in a Schedule 13G dated January 24, 1997 filed with the Commission. Wellington Management Company acts as a financial advisor and has shared voting power with respect to 470,467 shares, and shared dispositive power with respect to 1,115,857 shares, of Common Stock that are owned by its clients.

(e) Based solely on information contained in a Schedule 13G dated February 10, 1997 filed with the Commission, Neuberger & Berman acts as investment advisor for its clients and has sole voting power with respect to 192,000 shares of Common Stock, shared voting power with respect to 623,000 shares and shared dispositive power with respect to 1,045,800 shares of Common Stock owned by its clients.

(f) Includes 2,046,151 shares that may be acquired within 60 days upon the exercise of stock options held by all directors and executive officers as a group.

                          DESCRIPTION OF CAPITAL STOCK

     The authorized capital stock of Coho consists of 50,000,000 shares of Common Stock, par value $.01 per share, and 10,000,000 shares of preferred stock, par value $.01 per share. At July 31, 1997, 20,464,630 shares of Common Stock were outstanding and no shares of Preferred Stock were outstanding. A total of 2,544,197 shares of Common Stock are reserved for issuance upon the exercise of options granted under the Company's Stock Option Plans.

COMMON STOCK

     Holders of shares of Common Stock are entitled to one vote per share in the election of directors and on all other matters submitted to a vote of shareholders. Such holders have the right to cumulate their votes in the election of directors. Holders of Common Stock have no redemption or conversion rights and no preemptive or other rights to subscribe for securities of Coho. In the event of a liquidation, dissolution or winding up of Coho, holders of Common Stock are entitled to share equally and ratably in all of the assets remaining, if any, after satisfaction of all debts and liabilities of Coho, and the preferential rights of any series of Preferred Stock then outstanding. The shares of Common Stock outstanding are, and the shares to be offered hereby will be, fully paid and non-assessable.

     Holders of Common Stock have an equal and ratable right to receive dividends, when, as and if declared by the Board of Directors out of funds legally available therefor and only after payment of, or provision for, full dividends on all outstanding shares of any series of Preferred Stock and after Coho has made provision for any required sinking or purchase funds for series of Preferred Stock. See "Dividend Policy."

PREFERRED STOCK

     The Preferred Stock may be issued, from time to time, in one or more series, and the Board of Directors, without further approval of the shareholders, is authorized to fix the dividend rights and terms, redemption rights and terms, liquidation preferences, conversion rights, voting rights and sinking fund provisions applicable to each such series of Preferred Stock. If Coho issues a series of Preferred Stock in the future that has voting rights or preferences over the Common Stock with respect to the payment of dividends and upon Coho's liquidation, dissolution or winding up, the rights of the holders of the Common Stock offered hereby may be adversely affected. The issuance of shares of Preferred Stock could be utilized, under certain circumstances, in an attempt to prevent an acquisition of Coho. The Company has no present intention to issue any shares of Preferred Stock.

LIMITATION OF DIRECTOR LIABILITY

     The Articles of Incorporation of Coho contain a provision that limits the liability of Coho's directors as permitted under Texas law. The provision eliminates the liability of a director to Coho or its shareholders for monetary damages for negligent or grossly negligent acts or omissions in the director's capacity as a director. The provision does not affect the liability of a director (i) for breach of his duty of loyalty to Coho or to shareholders, (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) for acts or omissions for which the liability of a director is expressly provided by an applicable statute, or (iv) in respect of any transaction from which a director received an improper personal benefit. Pursuant to the Articles of Incorporation, the liability of directors will be further limited or eliminated without action by shareholders if Texas law is amended to further limit or eliminate the personal liability of directors.

REGISTRATION RIGHTS

     The Company is a party to a Registration Rights Agreement with MSLEF II and Quinn and an Amended and Restated Registration Rights Agreement with Kenneth H. Lambert and Frederick K. Campbell, two directors of the Company. MSLEF II, Quinn and Mr. Lambert are the Selling Shareholders in this Offering. The Registration Rights Agreement with MSLEF II and Quinn generally provides that each may make up to three requests to have certain shares of Common Stock registered by the Company. The Registration Rights Agreement will continue to be applicable to shares of Common Stock owned by MSLEF II and Quinn following this Offering. The Amended and Restated Registration Rights Agreement with Messrs. Lambert and Campbell generally provides each individual with the right to make one request and to participate in a registration by the Company (a "piggyback" registration) for certain shares of Common Stock owned by such individuals. The Amended and Restated Registration Rights Agreement will continue to be applicable to shares of Common Stock owned by Mr. Lambert after the Offering. Mr. Campbell has indicated to the Company that he does not desire to participate in this Offering.

TRANSFER AGENT AND REGISTRAR

     The transfer agents for the Common Stock are Chase Mellon Shareholder Services L.L.C. and Montreal Trust Company of Canada and the registrar is Chase Mellon Shareholder Services L.L.C.

                      DESCRIPTION OF CERTAIN INDEBTEDNESS

REVOLVING CREDIT FACILITY

     The Company has a revolving credit facility (the "Revolving Credit Facility") with Banque Paribas, Houston Agency, Bank One Texas, N.A. and MeesPierson, N.V., as co-agents, and Bank of Scotland, Credit Lyonnais, New York Branch, Christiana Bank Og Kreditkasse and Den Norske Bank AS (collectively, the "Lenders"). The total credit commitment and borrowing base under the Revolving Credit Facility at June 30, 1997 was $250 million and $150 million, respectively. In addition, the Revolving Credit Facility provides $20 million of bridge financing for acquisitions. The Revolving Credit Facility is secured by the crude oil and natural gas properties of the Company and guaranteed by all of the Company's material subsidiaries, excluding the Revolving Credit Facility co-borrowers, and such guarantees are secured by all of the crude oil and natural gas properties of the subsidiaries and the stock of all guaranteeing subsidiaries. The Revolving Credit Facility is subject to borrowing base availability as determined from time to time by the Lenders at their sole discretion, and in accordance with customary practices and standards in effect from time to time for crude oil and natural gas loans to borrowers similar to the Company. The borrowing base may be affected from time to time by the performance of the Company's crude oil and natural gas properties and changes in crude oil and natural gas prices. The Company incurs a commitment fee of 3/8% per annum on the unused portion of the borrowing base and 1/4% per annum on the unused portion of the bridge financing capability.

     The Revolving Credit Facility consists of a $150 million revolving credit loan, the revolving period of which is scheduled to mature on January 1, 2000. The balance remaining outstanding at that time will convert to a term loan repayable in 14 equal quarterly installments commencing on March 31, 2000, and with the final installment being payable on June 30, 2003. The Revolving Credit Facility bears interest at the option of the Company at (i) LIBOR plus a maximum of 1.50% or (ii) the Prime Rate. At June 30, 1997, outstanding borrowings under the Revolving Credit Facility were approximately $130 million. An additional $2.3 million was reserved against the issuance of standby letters of credit.

     In addition to the $150 million borrowing base, the Revolving Credit Facility provides for $20 million in bridge financing for acquisitions. Any borrowings under the bridge facility which remains outstanding after any borrowing base redetermination subsequent to any acquisition shall be repaid by the earlier of (i) one year from the acquisition date of the assets requiring the bridge financing borrowings or (ii) the maturity date of the bridge financing facility. Borrowings under the bridge facility bear interest at the option of the Company at (i) LIBOR plus 2.75% or (ii) Citibank Prime plus 1.0%. The bridge financing availability matures on December 31, 1997.

     The Revolving Credit Facility contains certain covenants which, among other things, restricts the payment of dividends, limits the Company's ability to incur additional debt, and provides that the Company must maintain minimum amounts of shareholders equity and financial ratio coverages. See "Management's Discussion and Analysis of Financial Results and Operations -- Liquidity and Capital Resources."

SENIOR SUBORDINATED NOTES

     Concurrently with this Offering, the Company is offering up to $125 million
aggregate principal amount of its      % Senior Subordinated Notes Due 2007,
pursuant to the Debt Offering. The following is a summary of certain terms of the Notes and is qualified in its entirety by reference to the Indenture (the "Indenture") relating to the Notes. A copy of the proposed form of Indenture has been filed with the Registration Statement of which this Prospectus forms a part.

     The Notes will be unsecured senior subordinated obligations of the Company and will rank pari passu in right of payment with all existing and future senior subordinated indebtedness of the Company and will be subordinated to future
senior indebtedness of the Company. The Notes mature on             , 2007. The
Notes will bear interest from September   , 1997 at the rate of      % per annum
payable semi-annually, commencing on             , 1998. Certain subsidiaries of
the Company will issue guarantees of the Notes on a senior subordinated basis.

     The Notes will be redeemable at the option of the Company, in whole or in part, at any time or from time to time, at a premium which, for the period prior
to        , 2002, will be based on a Treasury make-whole calculation and, for the period after such date, will be at a fixed percentage that declines to par
on or after             , 2004, in each case together with accrued and unpaid
interest to the date of redemption. In the event the Company consummates an
Equity Offering (as defined in the Indenture) prior to        , 2000, the
Company may, at its option, use all or a portion of the proceeds from such offering to redeem up to 35% of the original aggregate principal amount of the
Notes at a redemption price equal to      % of the aggregate principal amount of
the Notes to be redeemed, plus accrued and unpaid interest, if any, thereon to the redemption date, provided at least $65 million aggregate principal amount of the Notes remains outstanding after such redemption.

     Upon the occurrence of a Change of Control (as defined in the Indenture), each holder of Notes will have the right to require the Company to purchase all or a portion of such holder's Notes at a price equal to 101% of the aggregate principal amount thereof, together with accrued and unpaid interest to the date of purchase.

     The Indenture will contain certain covenants, including covenants that limit (i) indebtedness, (ii) restricted payments, (iii) distributions from restricted subsidiaries, (iv) transactions with affiliates, (v) sales of assets and subsidiary stock (including sale and leaseback transactions), (vi) dividends and other payment restrictions affecting restricted subsidiaries and (vii) mergers or consolidations.

                     CERTAIN UNITED STATES TAX CONSEQUENCES
                          TO NON-UNITED STATES HOLDERS

     The following is a general discussion of certain anticipated United States federal income and estate tax consequences of the ownership and disposition of Common Stock applicable to Non-United States Holders of Common Stock. For the purpose of this discussion, a "Non-United States Holder" is any corporation, individual, partnership, estate or trust that is, as to the United States, a foreign corporation, a nonresident alien individual, a foreign partnership or a foreign estate or trust as such terms are defined in the Code. This discussion does not deal with all aspects of United States income and estate taxation that may be relevant to a Non-United States Holder in light of his, her or its particular circumstances or to certain Non-United States Holders that may be subject to special treatment under United States federal tax laws (i.e., insurance companies, tax-exempt organizations, financial institutions or broker-dealers) and does not deal with foreign, state and local tax consequences that may be relevant to Non-United States Holders in light of their personal circumstances. Furthermore, the following discussion is based on current provisions of the Code and administrative and judicial interpretations as of the date hereof, all of which are subject to change, possibly with retroactive effect. Prospective foreign investors are urged to consult their tax advisors regarding the United States federal, state and local and non-United States income and other tax consequences of owning and disposing of Common Stock.

DIVIDENDS

     Generally, any dividend paid to a Non-United States Holder of Common Stock will be subject to United States withholding tax at a rate of 30% of the gross amount of the dividend, or at a lesser applicable treaty rate. Under current United States Treasury regulations and published rulings, dividends paid to an address in a foreign country generally are presumed to be paid to a resident of such country for purposes of determining the applicable treaty rate, if any. Under proposed United States Treasury regulations not currently in effect, however, a Non-United States Holder of Common Stock who wishes to claim the benefit of an applicable treaty rate would be required to satisfy applicable certification and other requirements. A Non-United States Holder of Common Stock eligible for a reduced rate of United States withholding tax pursuant to a tax treaty may obtain a refund of any excess amounts currently withheld by filing an appropriate claim for refund with the United States Internal Revenue Service (the "Service"). To the extent that a distribution with respect to the Common Stock represents a return of basis for United States federal income tax purposes, a Non-United States Holder may apply for a refund of any amounts currently withheld with respect to such return of basis by filing an appropriate claim for a refund with the Service.

     Dividends received by a Non-United States Holder that are effectively connected with a United States trade or business conducted by such Non-United States Holder are exempt from such withholding tax. However, such effectively connected dividends, net of certain deductions and credits, are taxed at the same graduated rates applicable to United States persons. A Non-United States Holder may claim exemption from withholding under the effectively connected income exception by filing Form 4224 (Statement Claiming Exemption from Withholding of Tax on Income Effectively Connected With the Conduct of Business in the United States) with the Company or its paying agent.

     In addition to the graduated tax described above, dividends received by a corporate Non-United States Holder that are effectively connected with a United States trade or business of the corporate Non-United States Holder may also be subject to a branch profits tax at a rate of 30% or at a lesser applicable treaty rate.

     If the holder of Common Stock is a domestic or foreign partnership engaged in a United States trade or business, the partnership generally will be required to withhold tax on any effectively connected dividend includible in the distributive share of partnership income (the "Distributive Share") of a partner who is a non-United States person (a "Foreign Partner"), whether or not distributed, at the highest applicable rate of United States taxation (currently, 39.6% for a noncorporate partner and 35% for a corporate partner). A domestic partnership will be required to withhold tax at the 30% withholding tax rate (or applicable treaty rate) on any dividend includible in the Distributive Share of a Foreign Partner that is not an effectively connected dividend, whether or not distributed. Different withholding requirements may apply to partnerships that are publicly traded, and such partnerships are accordingly advised to consult their tax advisors.

SALE OF COMMON STOCK

     A Non-United States Holder generally will not be subject to United States federal income tax (and no tax generally will be withheld) with respect to any gain realized upon the sale or other disposition of his, her or its Common Stock unless (i) such gain is effectively connected with a United States trade or business of the Non-United States Holder, (ii) the Non-United States Holder is an individual who is present in the United States for a period or periods aggregating 183 days or more during the calendar year (or taxable year if one has been established) in which such disposition occurs, the Common Stock is a capital asset and either (a) such individual's "tax home," within the meaning of
Section 911(d)(3) of the Code, is in the United States or (b) the gain is attributable to an office or other fixed place of business maintained in the United States by such individual,(iii) the Non-United States Holder is subject to tax pursuant to the provisions of United States federal income tax laws applicable to certain United States expatriates, or (iv) the Company is or has been a

"United States real property holding corporation" for federal income tax purposes. Non-United States holders who would be subject to United States federal income tax with respect to gain recognized on a sale or other disposition of Common Stock should consult applicable treaties, which may provide for different rules.

     The Company has determined that it is a "United States real property holding corporation" for United States federal income tax purposes. Accordingly, a Non-United States Holder who holds or held (during the five-year period preceding such disposition) more than five percent of the Common Stock will be subject to federal income tax on the sale or other disposition of such stock as a result of the Company's being a "United States real property holding corporation," assuming that the Common Stock continues to be "regularly traded on an established securities market" for tax purposes.

BACKUP WITHHOLDING AND INFORMATION REPORTING

     Payments of dividends to a Non-United States Holder at an address outside the United States may be subject to information reporting, but will not, under current law, generally be subject to backup withholding. The payment of the proceeds of the disposition of Common Stock to or through the United States office of a broker is subject to information reporting and backup withholding at a rate of 31% unless the owner of the stock certifies its non-United States status under penalties of perjury or otherwise establishes an exemption. The payment of the proceeds of the disposition by a Non-United States Holder of Common Stock to or through a foreign office of a broker will not be subject to backup withholding. The Service has indicated, however, that it is studying the possible application of backup withholding in the case of a foreign office of a broker that is (a) a United States person, (b) a United States-controlled foreign corporation or (c) a foreign person 50% or more of whose gross income for certain periods is from a United States trade or business. Moreover, in the case of foreign offices of such brokers, information reporting will apply to such payments of proceeds unless such broker has documentary evidence in its files of the owner's foreign status and has no actual knowledge to the contrary. Backup withholding is not an additional tax. Amounts withheld under the backup withholding rules are generally allowable as a refund or credit against such Non-United States Holder's United States federal income tax liability, if any, provided that the required information is furnished to the Service.

     The procedures described above for withholding tax on dividend payments, and some of the associated backup withholding and information reporting rules, are currently the subject of proposed regulations issued in 1996, which are proposed to be effective for payments made after December 31, 1997, subject to certain transition rules (the "1996 Proposed Regulations"). The 1996 Proposed Regulations, if adopted in their current form, would modify the procedures for establishing an exemption from withholding tax described above. Informal statements by the Service indicate that the 1996 Proposed Regulations, when finally adopted, will be made effective for payments made after December 31, 1998. No official announcement to this effect, however, has been issued by the Service.

FEDERAL ESTATE TAX

     Common Stock owned, or treated as owned, by a nonresident alien individual at the time of his or her death will be included in such holder's gross estate for United States federal estate tax purposes and, subject to certain credits, taxed at graduated rates of up to 55%, unless an applicable estate tax treaty provides otherwise.

     THE FOREGOING DISCUSSION IS A SUMMARY OF THE PRINCIPAL UNITED STATES FEDERAL INCOME AND ESTATE TAX CONSEQUENCES OF THE OWNERSHIP, SALE OR OTHER DISPOSITION OF THE COMMON STOCK BY NON-UNITED STATES HOLDERS. ACCORDINGLY, INVESTORS ARE URGED TO CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE UNITED STATES FEDERAL INCOME AND ESTATE TAX CONSEQUENCES OF THE OWNERSHIP AND DISPOSITION OF THE COMMON STOCK, INCLUDING THE APPLICATION AND EFFECT OF THE LAWS OF ANY STATE, LOCAL, FOREIGN OR OTHER TAXING JURISDICTION.

                                  UNDERWRITERS

     Under the terms and subject to the conditions set forth in the Underwriting Agreement dated the date hereof, the Company and the Selling Shareholders have agreed to sell 5,000,000 and 3,584,482 shares, respectively, of the Common Stock to the Underwriters named below (the "Underwriters"), for whom Morgan Stanley & Co. Incorporated, Jefferies & Company, Inc., Prudential Securities Incorporated and Smith Barney Inc. are acting as Representatives, and the Underwriters have agreed severally to purchase the number of shares of Common Stock set forth opposite their respective names in the table below:

                                                               NUMBER
                                                                 OF
                        UNDERWRITER                            SHARES
                        -----------                           ---------
Morgan Stanley & Co. Incorporated...........................
Jefferies & Company, Inc....................................
Prudential Securities Incorporated..........................
Smith Barney Inc............................................

                                                              ---------
          Total.............................................  8,584,482
                                                              =========

     The Underwriting Agreement provides that the obligations of the several Underwriters to pay for and accept delivery of the shares of Common Stock offered hereby are subject to the approval of certain legal matters by their counsel and to certain other conditions. The Underwriters are obligated to take and pay for all of the shares of Common Stock offered hereby (other than those covered by the Underwriters' over-allotment option described below) if any such shares are taken.

     The Underwriters initially propose to offer part of the shares of Common Stock directly to the public at the Price to Public set forth on the cover page hereof and part to certain dealers at a price which represents a concession not
in excess of $          per share under the public offering price. The
Underwriters may allow, and such dealers may reallow, a concession not in excess
of $          per share to other Underwriters or to certain dealers. After the initial offering of the shares of Common Stock, the offering price and other selling terms may from time to time be varied by the Underwriters.

     Pursuant to the Underwriting Agreement, two of the Selling Shareholders, Quinn and MSLEF II, have granted to the Underwriters an option, exercisable for 30 days from the date of this Prospectus, to purchase up to 1,287,672 additional shares of Common Stock at the public offering price set forth on the cover page hereof, less underwriting discounts and commissions. The Underwriters may exercise such option to purchase solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of Common Stock offered hereby. To the extent such option is exercised, each Underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares of Common Stock as the number set forth opposite to such Underwriter's name in the preceding table bears to the total number of shares of Common Stock offered by the Underwriters hereby.

     The Company, its executive officers and directors and the Selling Shareholders have agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated, they will not (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable or Common Stock (provided that such shares or securities are either currently owned by such person or are acquired in connection with the Offering) or (ii) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of such shares of Common Stock, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of Common Stock or such other securities, in cash or otherwise, for a period of 90 days after the date hereof, other than (x) the sale to the Underwriters of the shares of Common Stock offered hereby or (y) the issuance by the Company of shares of Common Stock upon the exercise of any options granted or shares of Common Stock issued pursuant to existing benefit plans of the Company.

     Each of the Underwriters has represented and, during the period of six months after the date hereof, agreed that (a) it has not offered or sold and will not offer or sell any shares of Common Stock in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purpose of their business or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations (1995) (the "Regulations"); (b) it has complied and will comply with all applicable provisions of the Financial Services Act 1986 and the Regulations with respect to anything done by it in relation to the shares of Common Stock offered hereby in, from or otherwise involving the United Kingdom; and (c) it has only issued or passed on and will only issue or pass on to any person in the United Kingdom any document received by it in connection with the issue of the shares of Common Stock if that person is of a kind described in Article 11(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1996, or is a person to whom such document may otherwise lawfully be issued or passed on.

     In connection with the ING acquisition in 1994, MSLEF II, an affiliate of Morgan Stanley & Co. Incorporated, acquired Common Stock and Series A Preferred Stock of the Company representing approximately 28% of the equity capital of the Company. In addition, Mr. Howard Hoffen, currently a Principal of Morgan Stanley & Co. Incorporated, was nominated to the Board of Directors by MSLEF II pursuant to the terms of the ING Shareholder Agreement. MSLEF II, which is a Selling Shareholder, beneficially owns 5,597,653 shares of Common Stock (27.4% of the Common Stock on a fully diluted basis) prior to this Offering and following this Offering will beneficially own 2,520,998 shares (9.9%) (1,350,440 shares, or 5.3%, if the Underwriters' over-allotment option is exercised in full).

     Jefferies & Company, Inc. has from time to time provided financial advisory services to the Company, for which services Jefferies & Company, Inc. has received customary compensation.

     In order to facilitate this Offering, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Common Stock. Specifically, the Underwriters may overallot in connection with this Offering, creating a short position in the Common Stock for their own account. In addition, to cover overallotments or to stabilize the price of the Common Stock, the Underwriters may bid for, and purchase, shares of Common Stock in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing the Common Stock in this Offering, if the syndicate repurchases previously distributed Common Stock in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the Common Stock above independent market levels. The Underwriters are not required to engage in these activities, and may end any of these activities at any time.

     The Company, the Selling Shareholders and the Underwriters have agreed to indemnify each other against certain liabilities that may be incurred in connection with the offering of the Common Stock, including liabilities under the Securities Act, or to contribute to payments that the other may be required to make in respect thereof.

                                 LEGAL MATTERS

     Certain legal matters with respect to the shares of Common Stock offered hereby will be passed upon for Coho by Fulbright & Jaworski L.L.P., Houston, Texas. The Underwriters have been represented by Cravath, Swaine & Moore, New York, New York.

                                    EXPERTS

     The consolidated financial statements and schedule of Coho Energy, Inc. and subsidiaries for the year ended December 31, 1994 have been included and incorporated by reference herein and in the Registration Statement in reliance upon the reports of KPMG Peat Marwick LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

     The consolidated financial statements of Coho Energy Inc. as of December 31, 1996 and 1995, included in this Prospectus and elsewhere in this Registration Statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

     With respect to the unaudited interim financial information for the six months ended June 30, 1997, Arthur Andersen LLP has applied limited procedures in accordance with professional standards for a review of that information. However, their separate report thereon states that they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their report on that information should be restricted in light of the limited nature of the review procedures applied. In addition, the accountants are not subject to the liability provisions of Section 11 of the Securities Act of 1933 for their report on the unaudited interim financial information because that report is not a "report" or a "part" of the Registration Statement prepared or certified by the accountants within the meaning of Sections 7 and 11 of the Act.

     The evaluation of the Ryder Scott Company Petroleum Engineers, independent consulting petroleum engineers, of Coho's proved reserves of crude oil and natural gas and related information set forth herein and based on such evaluation are included herein in reliance upon the authority of such firm as an expert with respect to such matters.

                             AVAILABLE INFORMATION

     Coho Energy, Inc. is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information may be inspected and copied at the offices of the Commission, Room 1024, Judiciary Plaza Building, 450 Fifth Street, N.W., Washington, D.C. 20549, and the Regional Offices of the Commission at Citicorp Center, Suite 1400, 500 West Madison Street, Chicago, Illinois 60661, and Seven World Trade Center, New York, New York 10048. Copies of such material can also be obtained at prescribed rates from the Public Reference Section of the Commission at Room 1024, Judiciary Plaza Building, 450 Fifth Street, N.W., Washington D.C. 20549. In addition, such materials filed electronically by the Company with the Commission are available at the Commission's World Wide Web site at http://www.sec.gov. The Common Stock is traded on the Nasdaq Stock Market and such reports, proxy and information statements, and other information, may be inspected at the Nasdaq Stock Market, 1735 K Street, N.W., Washington, D.C. 20006.

     Coho Energy, Inc. has filed with the Commission a Registration Statement on Form S-3 (herein, together with all amendments and exhibits, referred to as the "Registration Statement") under the Securities Act of 1933 (the "Securities Act") with respect to the securities offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits thereto, certain parts of which are omitted in accordance with the rules and regulations of the Commission. Statements made in this Prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete; with respect to each such contract, agreement or other document filed as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the matter involved, and each such statement is qualified in its entirety by such reference. The Registration Statement and any amendments thereto, including exhibits filed as a part thereof, are available for inspection and copying at the Commission's offices as described above.

                                    GLOSSARY

     Unless otherwise indicated, natural gas volumes are stated at the legal pressure base of the State or area in which the reserves are located at 60 degrees Fahrenheit. The following definitions shall apply to the technical terms used herein:

     "Bbls" means barrels of crude oil, condensate or natural gas liquids, 42 U.S. gallons.

     "Bcf" means billions of cubic feet.

     "BOE" means barrel of oil equivalent, assuming a ratio of six Mcf to one
Bbl.

     "BOPD" means Bbls per day.

     "Developed acreage" means acreage which consists of acres spaced or assignable to productive wells.

     "Dry hole" means a well found to be incapable of producing either crude oil or natural gas in sufficient quantities to justify completion as a crude oil or natural gas well.

     "Gravity" means the Standard American Petroleum Institute method for specifying the density of crude petroleum.

     "Gross" means the number of wells or acres in which the Company has an interest.

     "MBbls" means thousands of Bbls.

     "MBOE" means thousands of BOE.

     "Mcf" means thousands of cubic feet.

     "MMBbls" means millions of Bbls.

     "MMBOE" means millions of BOE.

     "MMbtu" means millions of British Thermal Units.

     "MMcf" means millions of cubic feet.

     "Net" is determined by multiplying gross wells or acres by the Company's working interest in such wells or acres.

     "Present Value of Proved Reserves" means the present value (discounted at 10%) of estimated future net cash flows (before income taxes) of proved crude oil and natural gas reserves.

     "Productive well" means a well that is not a dry hole.

     "Proved developed reserves" means only those proved reserves expected to be recovered from existing completion intervals in existing wells and those reserves that exist behind the casing of existing wells when the cost of making such reserves available for production is relatively small relative to the cost of a new well.

     "Proved reserves or reserves" means natural gas, crude oil, condensate and natural gas liquids on a net revenue interest basis, found to be commercially recoverable.

     "Proved undeveloped reserves" means those reserves expected to be recovered from new wells on undrilled acreage or from existing wells where a relatively major expenditure is required for recompletion.

     "Secondary recovery" means a method of oil and natural gas extraction in which energy sources extrinsic to the reservoir are utilized.

     "Undeveloped acreage" means leased acres on which wells have not been drilled or completed to a point that would permit the production of commercial quantities of crude oil and natural gas, regardless of whether or not such acreage contains proved reserves.

                         INDEX OF FINANCIAL STATEMENTS

                                                               PAGE
                                                              -------
AUDITED CONSOLIDATED FINANCIAL STATEMENTS:
Report of Independent Public Accountants....................      F-2
Independent Auditors' Report................................      F-3
Consolidated Balance Sheets, December 31, 1995 and 1996.....      F-4
Consolidated Statements of Earnings, Years Ended December
  31, 1994, 1995 and 1996...................................      F-5
Consolidated Statements of Shareholders' Equity, Years Ended
  December 31, 1994, 1995
  and 1996..................................................      F-6
Consolidated Statements of Cash Flows, Years Ended December
  31, 1994, 1995 and 1996...................................      F-7
Notes to Consolidated Financial Statements, Years Ended
  December 31, 1994, 1995
  and 1996..................................................      F-8
UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS:
Report of Independent Public Accountants....................     F-24
Condensed Consolidated Balance Sheet, June 30, 1997.........     F-25
Condensed Consolidated Statements of Earnings, Six Months
  Ended June 30, 1996 and 1997..............................     F-26
Condensed Consolidated Statements of Cash Flows, Six Months
  Ended June 30, 1996 and 1997..............................     F-27
Notes to Condensed Consolidated Financial Statements, Six
  Months Ended June 30, 1997................................     F-28
AUDITED CONDENSED PARENT COMPANY FINANCIAL STATEMENTS:
Report of Independent Public Accountants....................     F-30
Independent Auditors' Report................................     F-31
Condensed Balance Sheets, December 31, 1995 and 1996........     F-32
Condensed Statements of Earnings, Years Ended December 31,
  1994, 1995 and 1996.......................................     F-33
Condensed Statements of Cash Flows, Years Ended December 31,
  1994, 1995 and 1996.......................................     F-34
Notes to Condensed Financial Statements, Years Ended
  December 31, 1994, 1995 and 1996..........................     F-35

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors and Shareholders of Coho Energy, Inc.:

     We have audited the accompanying consolidated balance sheets of Coho Energy, Inc. (a Texas corporation) and subsidiaries for the years ended December 31, 1996 and 1995, and the related consolidated statements of earnings, shareholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Coho Energy, Inc. and subsidiaries for the years ended December 31, 1996 and 1995, and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.

     We have also audited the adjustments described in Note 2 that were applied to restate the 1994 financial statements. In our opinion, such adjustments are appropriate and have been properly applied.

                                            Arthur Andersen LLP

Dallas, Texas
February 21, 1997

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholders of Coho Energy, Inc.:

     We have audited the accompanying consolidated statement of earnings, shareholders' equity, and cash flows of Coho Energy, Inc. and subsidiaries for the year ended December 31, 1994. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements of Coho Energy, Inc. and subsidiaries referred to above present fairly, in all material respects, the results of their operations and their cash flows for the year ended December 31, 1994, in conformity with generally accepted accounting principles.

                                            KPMG Peat Marwick LLP

Dallas, Texas
February 24, 1995

                               COHO ENERGY, INC.
                                AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

                                     ASSETS

                                                                  DECEMBER 31
                                                              --------------------
                                                                1995        1996
                                                              --------    --------
Current assets
  Cash and cash equivalents.................................  $  1,430    $  1,864
  Accounts receivable, principally trade....................     5,049      11,884
  Deferred income taxes.....................................       973         913
  Investment in marketable securities.......................        --       1,962
  Other current assets......................................       869         995
  Net assets of discontinued operations (note 2)............    17,421          --
                                                              --------    --------
                                                                25,742      17,618
Property and equipment, at cost net of accumulated depletion and depreciation, based on full cost accounting method
  (note 3)..................................................   175,899     210,212
Other assets................................................     2,401       2,211
                                                              --------    --------
                                                              $204,042    $230,041
                                                              ========    ========
                       LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
  Accounts payable, principally trade.......................  $  4,108    $  5,752
  Accrued liabilities and other payables....................     6,933       5,043
  Current portion of long term debt (note 4)................       268         161
                                                              --------    --------
                                                                11,309      10,956
Long term debt, excluding current portion (note 4)..........   107,403     122,777
Deferred income taxes (note 5)..............................    11,009      14,842
                                                              --------    --------
                                                               129,721     148,575
                                                              --------    --------
Commitments and contingencies (note 9)
Shareholders' equity (note 8)
  Preferred stock, par value $0.01 per share Authorized
     10,000,000 shares, none issued.........................
  Common stock, par value $0.01 per share Authorized
     50,000,000 shares Issued 20,165,263 and 20,347,126
     shares at December 31, 1995 and 1996, respectively.....       202         203
  Additional paid-in capital................................    82,278      83,516
  Retained deficit..........................................    (8,159)     (2,253)
                                                              --------    --------
          Total shareholders' equity........................    74,321      81,466
                                                              --------    --------
                                                              $204,042    $230,041
                                                              ========    ========

          See accompanying Notes to Consolidated Financial Statements

                               COHO ENERGY, INC.
                                AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF EARNINGS
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                 YEAR ENDED DECEMBER 31
                                                              -----------------------------
                                                               1994       1995       1996
                                                              -------    -------    -------
Operating revenues
  Crude oil and natural gas production (note 10)............  $26,464    $40,903    $54,272
                                                              -------    -------    -------
Operating expenses
  Crude oil and natural gas production......................    7,840     10,514     11,277
  Taxes on oil and gas production...........................    1,532      1,943      2,598
  General and administrative................................    3,435      5,400      7,264
  Restructuring expenses (note 12)..........................      973         --         --
  Depletion and depreciation................................    9,989     14,717     16,280
                                                              -------    -------    -------
          Total operating expenses..........................   23,769     32,574     37,419
                                                              -------    -------    -------
Operating income (loss).....................................    2,695      8,329     16,853
                                                              -------    -------    -------
Other income and expenses
  Interest and other income.................................      218         92      1,012
  Interest expense..........................................   (4,190)    (8,140)    (8,476)
                                                              -------    -------    -------
                                                               (3,972)    (8,048)    (7,464)
                                                              -------    -------    -------
Earnings (loss) from continuing operations before income
  taxes.....................................................   (1,277)       281      9,389
                                                              -------    -------    -------
Income taxes (note 5)
  Current (recovery) expense................................      (11)       457       (411)
  Deferred (reduction) expense..............................     (292)      (345)     3,894
                                                              -------    -------    -------
                                                                 (303)       112      3,483
                                                              -------    -------    -------
Net earnings (loss) from continuing operations..............     (974)       169      5,906
Discontinued operations (note 2)
  Income (loss) from discontinued marketing and
     transportation operations (less applicable income tax
     expense (benefit) of $(417) and $1,384 in 1994 and
     1995, respectively.....................................     (680)     1,611         --
                                                              -------    -------    -------
Net earnings (loss).........................................   (1,654)     1,780      5,906
Dividends on preferred stock................................      (86)      (944)        --
                                                              -------    -------    -------
Net earnings (loss) applicable to common stock..............  $(1,740)   $   836    $ 5,906
                                                              =======    =======    =======
Earnings (loss) from continuing operations per common
  share.....................................................  $ (0.07)   $  (.02)   $   .29
                                                              =======    =======    =======
Earnings (loss) per common share............................  $ (0.12)   $   .05    $   .29
                                                              =======    =======    =======

          See accompanying Notes to Consolidated Financial Statements

                               COHO ENERGY, INC.
                                AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                    (IN THOUSANDS, EXCEPT NUMBERS OF SHARES)

                                              NUMBER OF
                                               COMMON               ADDITIONAL   RETAINED
                                               SHARES      COMMON    PAID-IN     EARNINGS
                                             OUTSTANDING   STOCK     CAPITAL     (DEFICIT)    TOTAL
                                             -----------   ------   ----------   ---------   -------
Balance at December 31, 1993...............  14,007,302     $140     $51,394      $(7,255)   $44,279
  Issued on
     (i) Acquisition of Interstate Natural
         Gas Company.......................   2,775,000       28      13,847           --     13,875
     (ii) Exercise of Employee Stock
          Options..........................         623       --           2           --          2
  Net Loss.................................          --       --          --       (1,654)    (1,654)
  Dividends on preferred stock.............          --       --          --          (86)       (86)
                                             ----------     ----     -------      -------    -------
Balance at December 31, 1994...............  16,782,925      168      65,243       (8,995)    56,416
  Issued on
     (i) Exchange of preferred stock (note
         7)................................   3,225,000       32      16,093           --     16,125
     (ii) Satisfaction of accrued preferred
       dividends (note 7)..................     157,338        2         942           --        944
  Net earnings.............................          --       --          --        1,780      1,780
  Dividends on preferred stock.............          --       --          --         (944)      (944)
                                             ----------     ----     -------      -------    -------
Balance at December 31, 1995...............  20,165,263      202      82,278       (8,159)    74,321
  Issued on
     (i) Exercise of Employee Stock
       Options.............................      81,863       --         414           --        414
     (ii) Acquisition of working
       interest............................     100,000        1         824           --        825
  Net earnings.............................          --       --          --        5,906      5,906
                                             ----------     ----     -------      -------    -------
  Balance at December 31, 1996.............  20,347,126     $203     $83,516      $(2,253)   $81,466
                                             ==========     ====     =======      =======    =======

          See accompanying Notes to Consolidated Financial Statements

                               COHO ENERGY, INC.
                                AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                   YEAR ENDED DECEMBER 31
                                                              --------------------------------
                                                                1994        1995        1996
                                                              --------    --------    --------
Cash flows from operating activities
  Net earnings (loss).......................................  $ (1,654)   $  1,780    $  5,906
  Adjustments to reconcile net earnings (loss) to net cash
     provided (used) by operating activities:
     Depletion and depreciation.............................    10,074      15,876      16,280
     Deferred income taxes..................................      (709)        653       3,894
     Amortization of debt issue costs and other.............       217         918         271
  Changes in:
     Accounts receivable....................................    (1,233)     (4,696)     (6,983)
     Inventory..............................................     1,803       2,060          --
     Accounts payable and accrued liabilities...............    (6,260)     (3,221)         40
     Other assets...........................................    (1,524)       (872)       (489)
     Investment in marketable securities....................        --          --      (1,512)
     Deferred income taxes and other current liabilities....       287         337        (560)
     Deferred hedging gain..................................    (1,683)         --          --
                                                              --------    --------    --------
Net cash provided (used) by operating activities............      (682)     12,835      16,847
                                                              --------    --------    --------
Cash flows from investing activities
  Property and equipment....................................   (19,503)    (29,970)    (52,384)
  Changes in accounts payable and accrued liabilities
     related to exploration and development.................       428         986        (902)
  Cash included in net assets of discontinued operations....        --        (352)         --
  Proceeds on sale of property and equipment................        --          --      21,476
Net non cash assets of acquired company (note 6)............   (12,549)         --          --
                                                              --------    --------    --------
Net cash used in investing activities.......................   (31,624)    (29,336)    (31,810)
                                                              --------    --------    --------
Cash flows from financing activities
  Increase in long term debt................................    37,567      19,140      52,600
  Repayment of long term debt...............................    (7,500)     (1,822)    (37,617)
  Increase in gas storage loan..............................        --       4,000          --
  Repayment of gas storage loan.............................        --      (5,000)         --
  Proceeds from exercised stock options.....................        --          --         414
  Issuance of common stock..................................         2          --          --
  Dividends on preferred stock..............................       (86)         --          --
                                                              --------    --------    --------
Net cash provided by financing activities...................    29,983      16,318      15,397
                                                              --------    --------    --------
Net increase (decrease) in cash and cash equivalents........    (2,323)       (183)        434
Cash and cash equivalents at beginning of year..............     3,936       1,613       1,430
                                                              --------    --------    --------
Cash and cash equivalents at end of year....................  $  1,613    $  1,430    $  1,864
                                                              ========    ========    ========

          See accompanying Notes to Consolidated Financial Statements

                               COHO ENERGY, INC.
                                AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  YEARS ENDED DECEMBER 31, 1994, 1995 AND 1996
        (TABULAR AMOUNTS ARE IN THOUSANDS OF DOLLARS EXCEPT WHERE NOTED)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Organization

     Coho Energy, Inc. ("CEI") was incorporated in June 1993 as a Texas corporation and conducts a majority of its operations through its subsidiary, Coho Resources, Inc. ("CRI"), and its subsidiaries (collectively the "Company"). Prior to September 29, 1993, CRI was a publicly held company of which Coho Resources Limited, a publicly held Alberta, Canada Company ("CRL"), held a 68% ownership interest. As a result of a reorganization effective on September 29, 1993 (the "1993 Reorganization"), CRI and CRL became wholly-owned subsidiaries of CEI.

  Principles of Presentation

     These consolidated financial statements have been prepared in conformity with generally accepted accounting principles as presently established in the United States and include the accounts of CEI as successor to CRI, and its subsidiaries. All significant intercompany balances and transactions have been eliminated. Certain reclassifications have been made to the prior year statements to conform with the current year presentation.

     Substantially all of the Company's exploration, development and production activities are conducted in the United States and Tunisia jointly with others and, accordingly, the financial statements reflect only the Company's proportionate interest in such activities.

  Cash Equivalents

     For purposes of reporting cash flows, cash and cash equivalents include cash and highly liquid debt instruments purchased with an original maturity of three months or less.

  Marketable Securities

     In accordance with Statement of Financial Accounting Standards No. 115, "Accounting for Certain Instruments in Debt and Equity Securities," the Company has classified all equity securities as trading securities and adjusted such securities to market value at the end of each period. Unrealized gains and losses on trading securities are reported in earnings. Trading securities, as of December 31, 1996, had a fair value of $1,962,000 and gross unrealized gains of $722,000.

  Crude Oil and Natural Gas Properties

     The Company's crude oil and natural gas producing activities, substantially all of which are in the United States, are accounted for using the full cost method of accounting. Accordingly, the Company capitalizes all costs incurred in connection with the acquisition of crude oil and natural gas properties and with the exploration for and development of crude oil and natural gas reserves, including related gathering facilities. All internal corporate costs relating to crude oil and natural gas producing activities are expensed as incurred. Proceeds from disposition of crude oil and natural gas properties are accounted for as a reduction in capitalized costs, with no gain or loss recognized unless such dispositions involve a significant alteration in the depletion rate in which case the gain or loss is recognized.

     Depletion of crude oil and natural gas properties is provided using the equivalent unit-of-production method based upon estimates of proved crude oil and natural gas reserves and production which are converted to a common unit of measure based upon their relative energy content. Unproved crude oil and natural gas

                               COHO ENERGY, INC.
                                AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

properties are not amortized but are individually assessed for impairment. The costs of any impaired properties are transferred to the balance of crude oil and natural gas properties being depleted. Estimated future site restoration and abandonment costs are charged to earnings at the rate of depletion of proved crude oil and natural gas reserves and are included in accumulated depletion and depreciation.

     In accordance with the full cost method of accounting, the net capitalized costs of crude oil and natural gas properties as well as estimated future development, site restoration and abandonment costs are not to exceed their related estimated future net revenues discounted at 10%, net of tax considerations, plus the lower of cost or estimated fair value of unproved properties.

  Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  Impairment of Long-Lived Assets

     During fiscal year 1996, the Company adopted SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived-Assets To Be Disposed Of." The Company has no assets which meet the test for impairment.

  Other Assets

     Other assets generally include deferred financing charges which are amortized over the term of the related financing under the effective interest rate method.

  Stock-Based Compensation

     Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," encourages, but does not require companies to record compensation cost for stock-based employee compensation plans at fair value. The Company has chosen to continue to apply Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations to account for stock-based compensation. Accordingly, compensation cost for stock options is measured as the excess, if any, of the quoted market price of the Company's stock at the date of the grant over the amount an employee must pay to acquire the stock.

  Earnings Per Common Share

     Earnings per common share are based upon the weighted average number of common shares outstanding (including common shares plus, when their effect is dilutive, common stock equivalents consisting of stock options) for the years ended (1994 -- 14,190,029; 1995 -- 17,931,993; 1996 -- 20,457,398) after consideration of preferred dividends.

  Income Taxes

     The Company accounts for income taxes in accordance with FASB Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." Under the asset and liability method of Statement 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax

                               COHO ENERGY, INC.
                                AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

  Hedging Activities

     Periodically, the Company enters into futures contracts which are traded on the stock exchanges in order to fix the price on a portion of its crude oil and natural gas production. Changes in the market value of crude oil and natural gas futures contracts are reported as an adjustment to revenues in the period in which the hedged production or inventory is sold. The gain or loss on the Company's hedging transactions is determined as the difference between the contract price and a reference price, generally closing prices on the New York Mercantile Exchange.

  Revenue Recognition Policy

     Revenues generally are recorded when products have been delivered and services have been performed. Natural gas transportation revenues are recognized based upon contractual terms and the related transported volume.

2. DISCONTINUED OPERATIONS

     On April 3, 1996, the Company's wholly owned subsidiary, Interstate Natural Gas Company ("ING"), sold the stock of three wholly-owned subsidiaries that comprised its natural gas marketing and transportation segment to an unrelated third party for cash of $19.5 million, the assumption of net liabilities of approximately $2.3 million and the payment of taxes of up to $1.2 million generated as a result of the tax treatment of the transaction. The marketing and transportation segment is accounted for as discontinued operations, and accordingly, its operations are segregated in the accompanying statements of operations.

     Revenues of the marketing and transportation segment were $7,965,000 and $71,773,000 for 1994 and 1995, respectively. Certain expenses have been allocated to discontinued operations, including interest expense, which was allocated on the ratio of net assets discontinued to the total net assets acquired from ING applied to the $20 million of cash borrowed to acquire ING.

     The components of net assets of discontinued operations included in the Consolidated Balance Sheet as of December 31, 1995, were as follows:

Cash........................................................  $   352
Accounts receivable.........................................   11,606
Inventory...................................................    2,555
Other current assets........................................    1,682
Property, plant and equipment, net..........................   21,054
Accounts payable............................................   (6,400)
Accrued liabilities.........................................   (2,821)
Gas storage loan............................................   (4,000)
Other liabilities...........................................   (5,318)
Deferred income taxes.......................................   (1,289)
                                                              -------
                                                              $17,421
                                                              =======

                               COHO ENERGY, INC.
                                AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

3. PROPERTY AND EQUIPMENT

                                                                   DECEMBER 31
                                                              ----------------------
                                                                1995         1996
                                                              ---------    ---------
Crude oil and natural gas leases and rights including
  exploration, development and equipment thereon, at cost...  $ 278,197    $ 328,836
Accumulated depletion and depreciation......................   (102,298)    (118,624)
                                                              ---------    ---------
                                                              $ 175,899    $ 210,212
                                                              =========    =========

     Overhead expenditures directly associated with exploration for and development of crude oil and natural gas reserves have been capitalized in accordance with the accounting policies of the Company. Such charges totalled $1,371,000, $1,788,000 and $2,452,000 in 1994, 1995 and 1996, respectively.

     During 1994, 1995 and 1996, the Company did not capitalize any interest or other financing charges on funds borrowed to finance unproved properties or major development projects.

     Unproved crude oil and natural gas properties totalling $6,254,000 and $8,284,000 at December 31, 1995 and 1996, respectively, have been excluded from costs subject to depletion. These costs are anticipated to be included in costs subject to depletion during the next three to five years.

     Depletion and depreciation expense per equivalent barrel of production was $4.78, $4.38 and $4.55 in 1994, 1995 and 1996, respectively.

4. LONG TERM DEBT

                                                                1995        1996
                                                              --------    --------
Revolving credit facility...................................  $103,400    $120,500
Promissory notes............................................     4,190       2,323
Other.......................................................       485         234
                                                              --------    --------
                                                               108,075     123,057
Unamortized discount on promissory notes....................      (404)       (119)
Current maturities on long term debt........................      (268)       (161)
                                                              --------    --------
                                                              $107,403    $122,777
                                                              ========    ========

  Revolving Credit Facility

     In August 1992, the Company established a revolving credit and term loan facility with a group of international and domestic financial institutions. The agreement, as amended and restated ("the Restated Credit Agreement"), provides a maximum facility of $250 million for general corporate purposes. The amount actually available to the Company ("Borrowing Base") is determined on the basis of a discounted present value attributable to the Company's proved crude oil and natural gas properties as determined from time to time by the Company's lenders. As of December 31, 1996, the Borrowing Base was $150 million, with an additional $20 million immediately available to the Company to provide bridge financing for acquisitions. The Borrowing Base is redetermined semi-annually by the group of financial institutions. Outstanding advances as of December 31, 1996, were $120.5 million. The Company also has letters of credit aggregating $2.3 million outstanding under the revolving credit facility as of December 31, 1996, to secure the promissory notes, leaving $27.2 million in available borrowing under the credit facility for general corporate purposes. The Restated Credit Agreement permits advances and repayments until January 1, 2000, at which time the outstanding advances will convert to a non-revolving term facility. The repayment of all advances is

                               COHO ENERGY, INC.
                                AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

guaranteed by Coho Energy, Inc. and outstanding advances are secured by substantially all of the assets of the Company.

     Loans under the Restated Credit Agreement bear interest, at the option of the Company, at Prime or a Eurodollar rate plus a maximum of 1.5% (currently 1.375%) and are secured by a lien on substantially all of the Company's crude oil and natural gas properties and the capital stock of the Company's wholly-owned subsidiaries. In January 2000, the loan converts to a non-revolver term facility requiring quarterly repayments until fully repaid in 2003. If the outstanding amount of the loan exceeds the Borrowing Base at any time, the Company is required to either provide collateral with value equal to such excess or prepay the principal amount of the notes equal to such excess in five (5) equal monthly installments provided the entire excess shall be paid prior to the immediately succeeding redetermination date. The fee on the portion of the unused credit facility is .375% per annum. The commitment fee applicable to increases from time to time in the Borrowing Base is .375% of the incremental Borrowing Base amount.

     The Restated Credit Agreement contains certain financial and other covenants including (i) the maintenance of minimum amounts of shareholder's equity, (ii) maintenance of minimum ratios of cash flow to interest expense as well as current assets to current liabilities, (iii) limitations on the Company's and CRI's ability to incur additional debt, and (iv) restrictions on the payment of dividends.

  Promissory Notes

     In August 1995, the Company entered into noninterest bearing promissory notes aggregating $4.2 million ($3.8 million net of discount based on an imputed interest rate of 8.13%) due in two installments of $1.9 million in August 1996 and $2.3 million in August 1997 in connection with the Brookhaven Acquisition (note 6). At December 31, 1996, the $2.3 million due in August 1997 remains outstanding and is classified as long term debt due to the Company's intent to borrow funds under the long term credit facility for such payments. The remaining promissory notes are fully secured by letters of credit issued under the Company's revolving credit.

  Debt Repayments

     Assuming the Borrowing Base for the revolving credit facility is not reduced below the current loan balance outstanding and the maturity dates of the loans are not extended, estimated aggregate principal repayments for each of the next five years are as follows: ; 1997 -- $161,000; 1998 -- $57,000; 1999 --
$16,000; 2000 -- $35,092,000; 2001 -- $35,092,000 and $52,639,000 thereafter.

                               COHO ENERGY, INC.
                                AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

5. INCOME TAXES

     Deferred income taxes are recorded based upon differences between financial statement and income tax basis of assets and liabilities. The tax effects of these differences which give rise to deferred income tax assets and liabilities at December 31, 1995 and 1996, were as follows:

                                                               1995      1996
                                                              -------   -------
DEFERRED TAX ASSETS
  Net operating loss carryforwards..........................  $28,513   $26,087
  Alternative minimum tax credit carryforwards..............      758     1,866
  Employee benefits.........................................      170        46
  Other.....................................................      171       (46)
                                                              -------   -------
  Total gross deferred tax assets...........................   29,612    27,953
  Less valuation allowance..................................   (3,679)   (4,150)
                                                              -------   -------
  Net deferred tax assets...................................   25,933    23,803
                                                              -------   -------
DEFERRED TAX LIABILITIES
  Property and equipment, due to differences in depletion
     and depreciation.......................................   35,969    37,732
                                                              -------   -------
NET DEFERRED TAX LIABILITY..................................  $10,036   $13,929
                                                              =======   =======

     The valuation allowance for deferred tax assets as of December 31, 1995 and 1996 includes $2,035,000 and $2,052,000, respectively, related to Canadian deferred tax assets.

     To determine the amount of net deferred tax liability it is assumed no future capital expenditures will be incurred other than the estimated expenditures to develop the Company's proved undeveloped reserves.

     The following table reconciles the differences between recorded income tax expense and the expected income tax expense obtained by applying the basic tax rate to earnings (loss) before income taxes:

                                                              1994     1995    1996
                                                             -------   ----   -------
Earnings (loss) before income taxes from continuing
  operations...............................................  $(1,277)  $281   $ 9,389
                                                             =======   ====   =======
Expected income tax expense (recovery) (statutory
  rate -- 34%).............................................  $  (434)  $ 95   $ 3,192
State taxes -- deferred....................................      (66)   232      (353)
Federal benefit of state taxes.............................       22    (78)      120
Change in valuation allowance..............................      182   (168)      471
Other......................................................       (7)    31        53
                                                             -------   ----   -------
                                                             $  (303)  $112   $ 3,483
                                                             =======   ====   =======

                               COHO ENERGY, INC.
                                AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     At December 31, 1996, the Company had the following income tax carryforwards available to reduce future years' income for tax purposes:

                                                               EXPIRES    AMOUNT
                                                              ---------   -------
Net operating loss carryforwards for federal income tax
  purposes..................................................    1997      $ 1,723
                                                                1998        5,432
                                                                1999        1,727
                                                                2000        4,253
                                                                2001        3,015
                                                              2002-2010    51,049
                                                                          -------
                                                                          $67,199
                                                                          =======
Operating loss carryforwards for Canadian income tax
  purposes..................................................  1999-2003   $ 4,049
                                                                          =======
Operating loss carryforwards for federal alternative minimum
  tax purposes..............................................  2008-2010   $15,356
                                                                          =======
Federal alternative minimum tax credit carryforwards........     --       $ 1,866
                                                                          =======
Operating loss carryforwards for Mississippi income tax
  purposes..................................................    2010      $ 9,690
                                                                          =======
Operating loss carryforwards for Louisiana income tax
  purposes..................................................  2005-2011   $ 8,784
                                                                          =======

6. ACQUISITIONS

     On August 18, 1995, the Company acquired from a third party approximately 93% of the working interests in a unitized oil field containing 11 active wells and 159 inactive wells located in the Brookhaven field in Mississippi (the "Brookhaven Acquisition"). The total cost of the acquisition is $5.6 million in cash as follows: $1.4 million paid on the acquisition date: $1.9 million due in August 1996 and $2.3 million due in August 1997. The net cost was $5.1 million net of discount based on an imputed interest rate of 8.13% for the promissory notes due in 1996 and 1997. Only the $1.4 million cash portion of the acquisition cost is reflected in the consolidated statement of cash flows for the year ended December 31, 1995 (the year of acquisition).

     On December 8, 1994, the Company acquired all of the capital stock of ING. ING, through its subsidiaries, was a privately held natural gas producer, gatherer and pipeline company operating in Louisiana and Mississippi. Consideration paid by the Company for the acquisition of ING was $20 million cash, 2,775,000 common shares of the Company and 161,250 shares of redeemable preferred stock having an aggregate stated value of $16.1 million. The acquisition of ING was accounted for using the purchase method. Also, see Note 2, "Discontinued Operations" regarding the disposition of the marketing and transportation segment.

                               COHO ENERGY, INC.
                                AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     The following unaudited pro forma information of the Company for the year ended December 31, 1994, has been prepared assuming the ING acquisition occurred on January 1, 1994. Such pro forma information is not necessarily indicative of what actually could have occurred had the acquisition taken place on January 1, 1994 and excludes the restructuring charges described in note 12.

                                                               1994
                                                              -------
Revenues....................................................  $38,602
Net earnings from continuing operations.....................      599
Net earnings................................................    1,175
Net earnings applicable to common stock.....................      150
Earnings per common share:
  Net earnings from continuing operations...................    $0.01
  Net earnings..............................................    $0.01

7. REDEEMABLE PREFERRED STOCK

     The redeemable preferred stock issued in connection with the acquisition of ING was non-voting and entitled to receive cumulative quarterly dividends at a coupon rate equal to the prime lending rate per annum (8.5% for the first quarter of 1995 and 9% for the second and third quarters of 1995). If the preferred stock were not redeemed by September 4, 1995, the coupon rate increased 1/2% per quarter to a maximum rate of 18% per annum. On August 30, 1995, the Company exchanged 3,225,000 shares of Common Stock for the 161,250 shares of Series A Preferred Stock with a stated value of $16,125,000 and issued 157,338 shares of Common Stock to the holders of the preferred stock to satisfy the accrued dividend obligation through August 30, 1995 of $944,000. These noncash transactions are not reflected in the consolidated statement of cash flows for the year ended December 31, 1995.

8. STOCK-BASED COMPENSATION

     Options to purchase the Company's common stock have been granted to officers, directors and key employees pursuant to the Company's 1993 Stock Option Plan and 1993 Non Employee Director Stock Option Plan, or assumed from the Company's subsidiaries in the 1993 Reorganization. The stock option plans provide for the issuance of five year options with a three year vesting period and a grant price equal to or above market value. A summary of the status of the Company's stock option plans at December 31, 1994, 1995 and 1996 and changes during the years then ended follows:

                                        1994                   1995                   1996
                                --------------------   --------------------   --------------------
                                            WTD AVG                WTD AVG                WTD AVG
                                 SHARES     EX PRICE    SHARES     EX PRICE    SHARES     EX PRICE
                                ---------   --------   ---------   --------   ---------   --------
Outstanding at January 1......  1,212,230     $5.83    1,533,813     $5.63    1,700,313     $5.56
  Granted.....................    380,000      4.99      166,500      4.98      202,000      5.19
  Exercised...................       (623)     3.48           --        --      (81,863)     5.05
  Canceled....................    (57,794)     5.06           --        --       (4,666)     5.43
                                ---------     -----    ---------     -----    ---------     -----
Outstanding at December 31....  1,533,813      5.63    1,700,313      5.56    1,815,784      5.55
                                ---------     -----    ---------     -----    ---------     -----
Exercisable at December 31....    652,657      5.85    1,048,402      5.75    1,390,118      5.69
Available for grant at
  December 31.................    243,170                 39,670                118,836

                               COHO ENERGY, INC.
                                AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     Significant option groups outstanding at December 31, 1996 and related weighted average price and life information follows:

                                                                  WTD. AVG.
                                        OPTIONS       OPTIONS     EXERCISE     REMAINING
             GRANT DATE               OUTSTANDING   EXERCISABLE     PRICE     LIFE (YEARS)
             ----------               -----------   -----------   ---------   ------------
June 13, 1996.......................     12,000            --       $6.63          5
February 22, 1996...................    150,000            --        5.13          6
January 8, 1996.....................     40,000            --        5.00          6
September 25, 1995..................     50,000        33,333        5.00          5
September 12, 1995..................     58,000        19,338        5.00          6
August 3, 1995......................     24,000        24,000        4.88          5
April 14, 1995......................     32,500        10,834        5.00          5
December 4, 1994....................    105,000        38,333        5.01          6
November 10, 1994...................    240,000       159,996        5.00          5
June 7, 1994........................    115,741       115,741        5.65          4
March 28, 1994......................      5,000         5,000        4.50          3
October 22, 1993....................    406,089       406,089        6.00          4
September 29, 1993..................    105,067       105,067        6.84          3
November 18, 1992...................      9,999         9,999        5.25          2
October 19, 1992....................    462,388       462,388        5.61          2

     The weighted average fair value at date of grant for options granted during 1995 and 1996 was $2.25 and $2.21 per option, respectively. The fair value of options at date of grant was estimated using the Black-Scholes model with the following weighted average assumptions:

                                                       1995     1996
                                                       -----    -----
Expected life (years)................................      5        5
Interest rate........................................   6.28%    5.37%
Volatility...........................................  43.43%   38.79%
Dividend yield.......................................     --       --

     Had compensation cost for these plans been determined consistent with FASB Statement No. 123, the Company's pro forma net income and earnings per share from continuing operations would have been as follows:

                                                                         1995     1996
                                                                         ----    ------
Net income (loss)          As reported.................................  $169    $5,906
                           Pro forma...................................  $(67)   $5,625
Income (loss) per share    As reported.................................  $.01    $  .29
                           Pro forma...................................  $ --    $  .27

9. COMMITMENTS AND CONTINGENCIES

     (a) In July, 1994, the Company, together with several other companies, was named as a defendant in a lawsuit filed in Jones County, Mississippi. The lawsuit, involves claims by a landowner for purported damages caused by naturally occurring radioactive materials at various wellsite locations on land leased by the Company in Mississippi. The plaintiff is seeking significant compensatory and punitive damages, including damages for "emotional distress." This lawsuit has been dormant for two years and the land involved has been remediated.

     Additionally, in 1996 the Company, together with several other companies, was named as a defendant in a number of lawsuits of the same nature as the July, 1994 lawsuit. All of the suits are principally identical and

                               COHO ENERGY, INC.
                                AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

seek damages for land damage, health hazard, mental and emotional distress, etc. None of the suits seek specific award amounts, but all seek punitive damages.

     In January 1996, the Company was named a defendant in a lawsuit filed in the Circuit Court of Jasper County, Mississippi. The lawsuit stems from the accidental death of an employee of an independent contractor doing work for the Company in late 1995. The plaintiffs are seeking compensatory and punitive damages. A subsequent lawsuit was filed by another employer of the independent contractor for injuries allegedly sustained during the accident.

     While the Company is not able to determine its exposure in the remaining suits at this time, the Company believes that the claims will have no material adverse effect on its financial position or results of operations.

     The Company is involved in various other legal actions arising in the ordinary course of business. While it is not feasible to predict the ultimate outcome of these actions or those listed above, management believes that the resolution of these matters will not have a material adverse effect, either individually or in the aggregate, on the Company's financial position or results of operations.

     (b) The Company has leased (i) 33,261 square feet of office space in Dallas, Texas under a non-cancelable lease extending through October 2000, (ii) 5,000 square feet of office space in Laurel, Mississippi under a non-cancelable lease extending through June 2000, and (iii) various vehicles under non-cancelable leases extending through March 1999. Rental expense totalled $321,000, $487,000 and $694,000 in 1994, 1995 and 1996, respectively. Minimum rentals payable under these leases for each of the next five years are as follows: 1997 -- $674,000; 1998 -- $603,000; 1999 -- $556,000; 2000 -- $449,000
and 2001 -- $0. Total rentals payable over the remaining terms of the leases are $2,282,000.

     (c) Like other crude oil and natural gas producers, the Company's operations are subject to extensive and rapidly changing federal, state and local environmental regulations governing emissions into the atmosphere, waste water discharges, solid and hazardous waste management activities, noise levels and site restoration and abandonment activities. The Company's policy is to make a provision for future site restoration charges on a unit-of-production basis. Total future site restoration costs are estimated to be $3,000,000, excluding the Monroe gas field discussed below. A total of $928,000 has been included in depletion and depreciation expense with respect to such costs as of December 31, 1996.

     Certain governmental agencies are presently studying whether the oil and gas industry's practice of utilizing mercury meters poses any potential environmental problems that require more stringent regulation. Operators in the Monroe Field have been asked to monitor their operations and assist in gathering data. During 1995, the Company voluntarily negotiated a remediation plan with the governmental agencies responsible for the two wildlife refuges in the Monroe Field. Under the plan, the Company began removal of the mercury meters within the two wildlife refuges in 1996. The Company continues to cooperate with the various agencies in their studies. At this time, the Company believes that minor mercury spillages and leaks may have occurred in the past. However, the Company believes that such spillages and leaks are less than the amounts reportable under prior or existing statues and laws. The Company makes a provision for future site restoration charges on a unit-of-production basis for the Monroe field gas which is included in depletion and depreciation expense; a total of $705,000 has been included in depletion and depreciation expense with respect to such costs as of December 31, 1996.

     (d) The Company has entered into employment agreements with certain of its officers. In addition to base salary and participation in employee benefit plans offered by the Company, these employment agreements generally provide for a severance payment in an amount equal to two times the rate of total annual compensation of the officer in the event the officer's employment is terminated for other than cause. If the officer's employment is terminated for other than cause following a change in control in the Company, the

                               COHO ENERGY, INC.
                                AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

officer generally is entitled to a severance payment in the amount of 2.99 times the rate of total annual compensation of the officer.

     The officers' aggregate base salary and bonus portion of total annual compensation covered under such employment agreements is approximately $1.3 million.

     (e) The Company has entered into executive severance agreements with most of its other officers which are designed to encourage executive officers to continue to carry out their duties with the Company in the event of a change in control of the Company. In the event of the officer's employment is terminated for other than cause following a change of control, these severance agreements generally provide for a severance payment in an amount equal to 1.5 times the highest salary plus bonus paid to such officer in any of the five years preceding the year of termination.

     The highest salary plus bonus paid to the officers covered under such severance agreements during the preceding five year period would aggregate approximately $851,000.

     (f) In conjunction with the acquisition of ING and the 1993 reorganization (note 1), the Company has granted certain persons the right to require the Company, at its expense, to register their shares under the Securities Act of 1933. These registration rights may be exercised on up to 5 occasions. The number of shares of Common Stock subject to registration rights as of December 31, 1996, is approximately 6,157,000.

10. FINANCIAL INSTRUMENTS AND CREDIT RISK CONCENTRATIONS

     Financial instruments which are potentially subject to concentrations of credit risk consist principally of cash, cash equivalents and accounts receivable. Cash and cash equivalents are placed with high credit quality financial institutions to minimize risk. The carrying amounts of these instruments approximate fair value because of their short maturities. The Company has entered into certain financial arrangements which act as a hedge against price fluctuations in future crude oil and natural gas production. Included in operating revenues are gains (losses) of $1,075,000; $441,000 and $(5,908,000) for 1994, 1995 and 1996, respectively, resulting from these hedging programs. At December 31, 1996, the Company has 15,000 Mmbtu per day of natural gas production hedged for the months January through March 1997, at an average price of $3.07 per Mmbtu. The Company has also entered into certain arrangements which fix a minimum West Texas Intermediate ("WTI") price per barrel of $18.00 and a maximum WTI price of $21.30 for 4,000 barrels of oil production per day for the period January 1, 1997 through June 30, 1997 and arrangements which fix an average WTI price of $23.47 for 3,000 barrels of oil production per day for the period January 1, 1997 through March 31, 1997. At December 31, 1995 and 1996, the Company had deferred hedging losses of $335,000 and $-0-, respectively, attributable to crude oil and natural gas production.

     The stated value of long term debt approximates fair market value since the interest applicable to each instrument approximates market rates.

     During the year ended December 31, 1996, two purchasers of Coho's crude oil and natural gas, EOTT Energy Corp. ("EOTT") and Mid Louisiana Marketing Company (formerly a wholly owned subsidiary sold on April 3, 1996 -- see note 2), accounted for 66% and 15%, respectively, of Coho's receipt of operating revenues. In 1994 and 1995 Amerada Hess Corporation ("Amerada") accounted for 64% and 66%, respectively, of Coho's receipt of operating revenues. Included in accounts receivable is $1,767,000; $2,691,000 and $7,222,491 due from these customers at December 31, 1994, 1995 and 1996, respectively.

                               COHO ENERGY, INC.
                                AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

11. RELATED PARTY TRANSACTIONS

     (a) Corporations controlled by certain directors, officers and shareholders of the Company have participated with the Company in certain crude oil and natural gas joint ventures on the same terms and conditions as other industry partners. These transactions are summarized as follows:

                                                              1994    1995    1996
                                                              ----    ----    ----
Campco International Capital Ltd. (i)
  Net crude oil and natural gas revenues....................  $94     $219    $243
  Capital expenditures......................................   96       77     101
  Payable to (receivable from) CRI at the balance sheet
     date...................................................   26       (3)    (22)

---------------

(i) Campco International Capital Ltd. is a private company controlled by Frederick K. Campbell, a director of the Company.

     (b) In 1990, the Company made a non-interest bearing loan in the amount of $205,000 to Jeffrey Clarke, President, Chief Executive Officer and Director of the Company, to assist him in the purchase of a house in Dallas. The loan is unsecured, is repayable on the date Mr. Clarke ceases employment with the Company and is included in other assets at December 31, 1996.

     (c) Certain of the Company's hedging agreements are with an affiliate of the Company, Morgan Stanley Capital Group, which owns over 10% of the Company's outstanding common stock. Management of the Company believes that such transactions are on similar terms as could be obtained from unrelated third parties.

12. RESTRUCTURING EXPENSES

     Subsequent to the acquisition of ING, the Company reviewed the operations of the combined companies and identified opportunities to reduce administrative overhead and operating costs beyond the scope contemplated when the acquisition was made. In conjunction with the development and implementation of a plan to effect these cost savings, the Company has recorded a charge of $2,494,000 ($1,521,000 of which is included in discontinued operations -- see note 2) in the 1994 consolidated financial statements representing employee benefits, severance and outplacement service payments for 23 executive and administrative positions and 19 operating positions (primarily pipeline positions). During 1995 and 1996, the Company effectuated all 42 terminations and paid termination benefits totalling $2,062,000 and $412,000, respectively.

13. CASH FLOW INFORMATION

     Supplemental cash flow information is presented below:

                                                           1994      1995       1996
                                                          ------    -------    ------
Cash paid (received) during the period
  Interest..............................................  $4,118    $ 7,574    $8,259
  Income taxes..........................................  $  (11)   $(1,131)   $  478

                               COHO ENERGY, INC.
                                AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

14. CANADIAN ACCOUNTING PRINCIPLES

     These financial statements have been prepared in conformity with generally accepted accounting principles ("GAAP") as presently established in the United States. These principles differ in certain respects from those applicable in Canada. These differences would have affected net earnings (loss) as follows:

                                                            YEAR ENDED DECEMBER 31
                                                          ---------------------------
                                                           1994       1995      1996
                                                          -------    ------    ------
Net earnings (loss) based on US GAAP....................  $(1,654)   $1,780    $5,096
Adjustment to depletion based on difference in carrying
  value of oil and gas properties related to:
  ING acquisition (i)...................................       55       576       556
  Business combination with Odyssey Exploration, Inc.
     in 1990............................................     (211)     (198)     (178)
  Application of Canadian full cost ceiling test........     (569)     (535)     (482)
Deferred tax effect of adjustment above.................      246        53        35
                                                          -------    ------    ------
Net earnings (loss) based on Canadian GAAP..............  $(2,133)   $1,676    $5,027
                                                          =======    ======    ======
Net earnings (loss) per common share based on Canadian
  GAAP..................................................  $ (0.15)   $ 0.09    $ 0.25
                                                          =======    ======    ======

---------------

(i) Under FAS 109 in the United States, the Company was required to increase deferred income taxes and property and equipment by $8,355,000 for the deferred tax effect of the excess of the Company's tax basis of the stock acquired in the ING acquisition over the tax basis of the net assets of ING acquired (note 6). Under Canadian GAAP this adjustment is not required.

     The effect on the consolidated balance sheets of the differences between United States and Canadian GAAP is as follows:

                                                                                UNDER
                                                          AS       INCREASE    CANADIAN
                                                       REPORTED   (DECREASE)     GAAP
                                                       --------   ----------   --------
DECEMBER 31, 1996
  Property and Equipment.............................  $210,212    $ 2,191     $212,403
  Deferred Income Taxes..............................    14,842     (4,769)      10,073
  Shareholder's Equity...............................    81,466      6,961       88,427
DECEMBER 31, 1995
  Property and Equipment.............................  $175,899    $ 2,295     $178,194
  Deferred Income Taxes..............................    11,009     (4,733)       6,276
  Shareholder's Equity...............................    74,321      7,029       81,350

                               COHO ENERGY, INC.
                                AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

15. SUPPLEMENTARY QUARTERLY FINANCIAL DATA (UNAUDITED)

                                                FIRST    SECOND     THIRD    FOURTH     TOTAL
                                               -------   -------   -------   -------   -------
1996
  Operating revenues.........................  $12,367   $12,938   $13,552   $15,415   $54,272
  Operating income...........................    3,576     3,738     4,182     5,357    16,853
  Net earnings...............................    1,035     1,103     1,326     2,442     5,906
  Net earnings per share.....................  $   .05   $   .06   $   .06   $   .12   $   .29
1995
  Operating revenues.........................  $ 9,402   $10,000   $10,418   $11,083   $40,903
  Operating income...........................    1,574     1,321     1,913     3,521     8,329
  Income (loss) from continuing operations...     (140)     (361)     (147)      817       169
  Income (loss) from discontinued
     operations..............................      317        26       113     1,155     1,611
  Net earnings (loss)........................      177      (335)      (34)    1,972     1,780
  Net earnings (loss) per share:
     Continuing Operations...................  $ (0.02)  $ (0.03)  $ (0.02)  $  0.04   $ (0.02)
     Discontinued operations.................     0.01     (0.01)     0.00      0.06      0.07
                                               -------   -------   -------   -------   -------
     Net income (loss) per share.............  $ (0.01)  $ (0.04)  $ (0.02)  $  0.10   $  0.05
                                               =======   =======   =======   =======   =======
1994
  Operating revenues.........................  $ 5,814   $ 6,280   $ 6,464   $ 7,906   $26,464
  Operating income...........................      766       824       968       137     2,695
  Income (loss) from continuing operations...       68       (24)      (85)     (933)     (974)
  Income (loss) from discontinued
     operations..............................       --        --        --      (680)     (680)
  Net earnings (loss)........................       68       (24)      (85)   (1,613)   (1,654)
  Net earnings (loss) per share:
     Continuing operations...................  $  0.00   $  0.00   $ (0.01)  $ (0.07)  $ (0.07)
     Discontinued operations.................       --        --        --     (0.05)    (0.05)
                                               -------   -------   -------   -------   -------
     Net income (loss) per share.............  $  0.00   $  0.00   $ (0.01)  $ (0.12)  $ (0.12)
                                               =======   =======   =======   =======   =======

     The per share figures are computed based on the weighted average number of shares outstanding for each period shown.

16. SUPPLEMENTAL INFORMATION RELATED TO OIL AND GAS ACTIVITIES

  (a) Costs Incurred

     Costs incurred for property acquisition, exploration and development activities were as follows:

                                                         1994       1995       1996
                                                       --------   --------   --------
Property acquisitions
  Proved.............................................  $ 52,277   $  7,294   $  1,139
  Unproved...........................................       692      2,253        986
Exploration..........................................     1,099      3,378      6,528
Development..........................................    16,469     19,194     41,091
Other................................................       305        677        894
                                                       --------   --------   --------
                                                       $ 70,842   $ 32,796   $ 50,638
                                                       ========   ========   ========
Property and equipment, net of accumulated
  depletion..........................................  $157,170   $175,899   $210,212
                                                       ========   ========   ========

                               COHO ENERGY, INC.
                                AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

  (b) Quantities of Oil and Gas Reserves (unaudited)

     The following table presents estimates of the Company's proved reserves, all of which have been prepared by the Company's engineers and evaluated by independent petroleum consultants. Substantially all of the Company's crude oil and natural gas activities are conducted in the United States.

                                                              RESERVE QUANTITIES
                                                              ------------------
                                                                OIL        GAS
                                                              (MBBLS)    (MMCF)
                                                              -------    -------
Estimated reserves at December 31, 1993.....................  24,892      14,064
Revisions of previous estimates.............................   1,053        (205)
Purchase of reserves in place...............................     373      86,928
Extensions and discoveries..................................   3,174          --
Production..................................................  (1,977)       (670)
                                                              ------     -------
Estimated reserves at December 31, 1994.....................  27,515     100,117
Revisions of previous estimates.............................    (599)     14,639
Purchase of reserves in place...............................   1,786           9
Extensions and discoveries..................................   4,274         200
Production..................................................  (2,178)     (7,093)
                                                              ------     -------
Estimated reserves at December 31, 1995.....................  30,798     107,872
Revisions of previous estimates.............................  (1,913)     10,335
Purchase of reserves in place...............................     218          --
Extensions and discoveries..................................   8,186       1,571
Production..................................................  (2,467)     (6,646)
                                                              ------     -------
Estimated reserves at December 31, 1996.....................  34,822     113,132
                                                              ======     =======
Proved developed reserves at December 31,
     1994...................................................  19,800      87,166
     1995...................................................  23,478      94,878
     1996...................................................  24,089      98,936

  (c) Standardized Measure of Oil and Gas Reserves (unaudited)

     Standardized Measure of Discounted Future Net Cash Flows and Changes Therein Relating to Proved Reserves.

     The following standardized measure of discounted future net cash flows was computed in accordance with the rules and regulations of the Securities and Exchange Commission and Financial Accounting Standards Board Statement No. 69 using year-end prices and costs, and year-end statutory tax rates. Royalty deductions were based on laws, regulations and contracts existing at the end of each period. No values are given to unproved properties or to probable reserves that may be recovered from proved properties.

     The inexactness associated with estimating reserve quantities, future production and revenue streams and future development and production expenditures, together with the assumptions applied in valuing future production, substantially diminishes the reliability of this data. The values so derived are not considered to be an estimate of fair market value. The Company therefore cautions against its simplistic use.

                               COHO ENERGY, INC.
                                AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     The following tabulation reflects the Company's estimated discounted future cash flows from crude oil and natural gas production:

                                                    1994         1995          1996
                                                  ---------    ---------    ----------
Future cash inflows.............................  $ 511,689    $ 766,196    $1,174,356
Future production costs.........................   (196,374)    (234,309)     (301,619)
Future development costs........................    (34,095)     (33,824)      (52,769)
                                                  ---------    ---------    ----------
Future net cash flows before income taxes.......    281,220      498,063       819,968
Annual discount at 10%..........................   (116,811)    (229,445)     (402,885)
                                                  ---------    ---------    ----------
Present value of future net cash flows before
  income taxes ("Present Value of Proved
  Reserves")....................................    164,409      268,618       417,083
Future income taxes discounted at 10%...........    (29,390)     (43,679)      (79,864)
                                                  ---------    ---------    ----------
Standardized measure of discounted future net
  cash flows....................................  $ 135,019    $ 224,939    $  337,219
                                                  =========    =========    ==========
December 31 West Texas Intermediate posted price
  ($ per Bbl)...................................  $   16.00    $   18.00    $    25.25
Estimated December 31 Company average realized
  price
  $/Bbl.........................................  $   13.01    $   15.69    $    22.02
  $/Mcf.........................................  $    1.58    $    2.54    $     3.53

     The following are the significant sources of changes in discounted future net cash flows relating to proved reserves:

                                                       1994        1995        1996
                                                     --------    --------    --------
Crude oil and natural gas sales, net of production
  costs............................................  $(17,092)   $(28,446)   $(46,305)
Net changes in anticipated prices and production
  costs............................................    29,548      93,551     128,960
Extensions and discoveries, less related costs.....    11,002      24,281      74,560
Changes in estimated future development costs......    (9,474)    (10,581)     (2,580)
Development costs incurred during the period.......    16,469      19,194       6,321
Net change due to sales and purchase of reserves in
  place............................................    50,741      10,409       1,108
Accretion of discount..............................     8,111      16,441      26,862
Revision of previous quantity estimates............     6,086      11,768      (1,643)
Net changes in income taxes........................   (20,824)    (14,289)    (36,185)
Changes in timing of production and other..........   (12,091)    (32,408)    (38,818)
                                                     --------    --------    --------
Net increase (decrease)............................    62,476      89,920     112,280
Beginning of year..................................    72,543     135,019     224,939
                                                     --------    --------    --------
End of year........................................  $135,019    $224,939    $337,219
                                                     ========    ========    ========

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors and Shareholders of Coho Energy, Inc.:

     We have reviewed the accompanying condensed consolidated balance sheet of Coho Energy Inc. (a Texas corporation) as of June 30, 1997, and the related condensed consolidated statements of earnings and cash flows for the six-month period then ended. These financial statements are the responsibility of the company's management.

     We conducted our review in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

     Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements referred to above for them to be in conformity with generally accepted accounting principles.

ARTHUR ANDERSEN LLP

August 14, 1997

                               COHO ENERGY, INC.
                                AND SUBSIDIARIES

                      CONDENSED CONSOLIDATED BALANCE SHEET
                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                     ASSETS

                                                               JUNE 30,
                                                                 1997
                                                              -----------
                                                              (UNAUDITED)
Current assets
  Cash and cash equivalents.................................   $    936
  Accounts receivable, principally trade....................      7,908
  Deferred income taxes.....................................        913
  Other current assets......................................      1,002
                                                               --------
                                                                 10,759
Property and equipment, at cost net of accumulated depletion and depreciation, based on full cost accounting method
  (note 2)..................................................    234,545
Other assets................................................      1,980
                                                               --------
                                                               $247,284
                                                               ========

                  LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
  Accounts payable, principally trade.......................   $  7,167
  Accrued liabilities and other payables....................      5,649
  Current portion of long term debt.........................         61
                                                               --------
                                                                 12,877
Long term debt excluding current portion....................    132,350
Deferred income taxes.......................................     16,829
                                                               --------
                                                                162,056
                                                               --------
Commitments and contingencies (note 4)
Shareholders' equity
  Preferred stock, par value $0.01 per share Authorized
     10,000,000 shares, none issued.........................         --
  Common stock, par value $0.01 per share Authorized
     50,000,000 shares Issued and Outstanding 20,443,899
     shares.................................................        204
  Additional paid-in capital................................     84,092
  Retained earnings.........................................        932
                                                               --------
  Total shareholders' equity................................     85,228
                                                               --------
                                                               $247,284
                                                               ========

     See accompanying Notes to Condensed Consolidated Financial Statements

                               COHO ENERGY, INC.
                                AND SUBSIDIARIES

                 CONDENSED CONSOLIDATED STATEMENTS OF EARNINGS
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                  (UNAUDITED)

                                                               SIX MONTHS ENDED
                                                                   JUNE 30
                                                              ------------------
                                                               1996       1997
                                                              -------    -------
Operating revenues
  Net crude oil and natural gas production..................  $25,305    $29,521
Operating expenses
  Crude oil and natural gas production......................    5,541      6,113
  Taxes on crude oil and natural gas production.............    1,266      1,070
  General and administrative................................    3,299      3,623
  Depletion and depreciation................................    7,885      8,960
                                                              -------    -------
          Total operating expenses..........................   17,991     19,766
                                                              -------    -------
Operating income............................................    7,314      9,755
                                                              -------    -------
Other income and expenses
  Interest and other income.................................      510        149
  Interest expense..........................................   (4,233)    (4,682)
                                                              -------    -------
                                                               (3,723)    (4,533)
                                                              -------    -------
Earnings from operations before income taxes................    3,591      5,222
Income taxes expense........................................    1,453      2,037
                                                              -------    -------
Net earnings applicable to common stock.....................  $ 2,138    $ 3,185
                                                              =======    =======
Earnings per common share (note 3)..........................  $  0.11    $  0.15
                                                              =======    =======

     See accompanying Notes to Condensed Consolidated Financial Statements

                               COHO ENERGY, INC.
                                AND SUBSIDIARIES

                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)
                                  (UNAUDITED)

                                                                SIX MONTHS ENDED
                                                                    JUNE 30
                                                              --------------------
                                                                1996        1997
                                                              --------    --------
Cash flows from operating activities
  Net earnings..............................................  $  2,138    $  3,185
     Adjustments to reconcile net earnings to net cash
      provided by operating activities:
       Depletion and depreciation...........................     7,885       8,960
       Deferred income taxes................................     1,345       1,987
       Amortization of debt issue costs and other items.....       425         275
     Changes in operating assets and liabilities:
       Accounts receivable and other assets.................    (2,265)      4,019
       Accounts payable and accrued liabilities.............       801      (3,067)
          Investment in marketable securities...............        --       1,962
                                                              --------    --------
  Net cash provided by operating activities.................    10,329      17,321
                                                              --------    --------
Cash flows from investing activities
  Property and equipment....................................   (24,199)    (33,294)
  Changes in accounts payable and accrued liabilities
     related to exploration and development.................     2,903       5,089
Net proceeds from sale of marketing and transportation
  operations................................................    21,509          --
                                                              --------    --------
Net cash provided by (used in) investing activities.........       213     (28,205)
                                                              --------    --------
Cash flows from financing activities
  Increase in long term debt................................    15,107      17,000
  Repayment of long term debt...............................   (26,706)     (7,621)
  Proceeds from exercise of stock options...................        36         577
                                                              --------    --------
Net cash provided by (used in) financing activities.........   (11,563)      9,956
                                                              --------    --------
Net increase (decrease) in cash and cash equivalents........    (1,021)       (928)
Cash and cash equivalents at beginning of period............     1,430       1,864
                                                              --------    --------
Cash and cash equivalents at end of period..................  $    409    $    936
                                                              ========    ========
Cash paid (received) during the period for:
  Interest..................................................  $  4,600    $  4,312
                                                              ========    ========
  Income taxes..............................................  $    533    $    639
                                                              ========    ========

     See accompanying Notes to Condensed Consolidated Financial Statements

                               COHO ENERGY, INC.
                                AND SUBSIDIARIES

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                         SIX MONTHS ENDED JUNE 30, 1997
        (TABULAR AMOUNTS ARE IN THOUSANDS OF DOLLARS EXCEPT WHERE NOTED)
                                  (UNAUDITED)

1. BASIS OF PRESENTATION

  General

     The accompanying condensed consolidated financial statements of Coho Energy, Inc. (the "Company") have been prepared without audit, in accordance with the rules and regulations of the Securities and Exchange Commission and do not include all disclosures normally required by generally accepted accounting principles or those normally made in annual reports on Form 10-K. All material adjustments, consisting only of normal recurring accruals, which, in the opinion of management, were necessary for a fair presentation of the results for the interim periods, have been made. The results of operations for the six month period ended June 30, 1997 are not necessarily indicative of the results to be expected for the full year. The condensed consolidated financial statements should be read in conjunction with the notes to the financial statements, that are included herein as part of the Company's annual report on Form 10-K for the year ended December 31, 1996.

2. PROPERTY AND EQUIPMENT

                                                              JUNE 30,
                                                                1997
                                                              ---------
Crude oil and natural gas leases and rights including
  exploration, development and equipment thereon, at cost...  $ 362,129
Accumulated depletion and depreciation......................   (127,584)
                                                              ---------
                                                              $ 234,545
                                                              =========

     Overhead expenditures directly associated with exploration and development of crude oil and natural gas reserves have been capitalized in accordance with the accounting policies of the Company. Such charges totalled $1,201,000 and $1,454,000 for the six months ended June 30, 1996 and 1997, respectively.

     During the six months ended June 30, 1996 and 1997, the Company did not capitalize any interest or other financing charges on funds borrowed to finance unproved properties or major development projects.

     At June 30, 1997, unproved crude oil and natural gas properties totalling $6,166,000, were excluded from costs subject to depletion. These costs are anticipated to be included in costs subject to depletion during the next three to five years.

3. EARNINGS PER SHARE

     Earnings per share have been calculated based on the weighted average number of shares outstanding (including common stock plus, when their effect is dilutive, common stock equivalents consisting of stock options) for the six months ended June 30, 1996 and 1997 of 20,336,803 and 20,991,484, respectively.

4. COMMITMENTS AND CONTINGENCIES

     The Company is a defendant in various legal proceedings and claims which arise in the normal course of business. Based on discussions with legal counsel, the Company does not believe that the ultimate resolution of such actions will have a significant effect on the Company's financial position; however, an unfavorable outcome could have a material adverse effect on the current year results.

     Like other crude oil and natural gas producers, the Company's operations are subject to extensive and rapidly changing federal and state environmental regulations governing emissions into the atmosphere, waste

                               COHO ENERGY, INC.
                                AND SUBSIDIARIES

      NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

water discharges, solid and hazardous waste management activities and site restoration and abandonment activities. The Company does not believe that any potential liability, in excess of amounts already provided for, would have a significant effect on the Company's financial position.

     The Company has entered into certain financial arrangements which act as a hedge against price fluctuations in future crude oil production. Gains and losses on these transactions are recorded in earnings when the future production sale occurs. The Company has 920,000 Mmbtu of natural gas production hedged over the period from July through September 1997, at an average price of $2.35 per Mmbtu. The Company has also entered into certain arrangements which fixes a minimum West Texas Intermediate ("WTI") price per barrel of $19.00 and a maximum WTI price per barrel of $23.90 for 4,000 barrels of oil production per day through December 31, 1997.

                   REPORT FOR INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors and Shareholders of Coho Energy, Inc.

     Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule III is not a required part of the basic financial statements but is supplementary information required by the Securities and Exchange Commission. This information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                            ARTHUR ANDERSEN LLP

Dallas, Texas
February 21, 1997

           INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION

The Board of Directors
Coho Energy, Inc.:

     We have audited and reported separately herein on the consolidated financial statements of Coho Energy, Inc. and subsidiaries for the year ended December 31, 1994.

     Our audit was made for the purpose of forming an opinion on the basic financial statements of Coho Energy, Inc. taken as a whole. The supplementary information included in Schedule III is presented for purposes of additional analysis and is not a required part of the basic consolidated financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic consolidated financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic consolidated financial statements taken as a whole.

                                            KPMG PEAT MARWICK LLP

Dallas, Texas
February 24, 1995

                               COHO ENERGY, INC.
                                AND SUBSIDIARIES

                                  SCHEDULE III

                 CONDENSED FINANCIAL INFORMATION -- PARENT ONLY

     The following presents the condensed balance sheets as of December 31, 1996 and 1995 and statements of earnings and statements of cash flows for Coho Energy, Inc., the parent company, for the years ended December 31, 1996, 1995 and 1994.

                               COHO ENERGY, INC.
                                    (PARENT)

                            CONDENSED BALANCE SHEETS
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

                                     ASSETS

                                                                 DECEMBER 31
                                                              ------------------
                                                               1995       1996
                                                              -------    -------
CURRENT ASSETS
  CASH AND CASH EQUIVALENTS.................................  $     3    $   304
  DUE FROM SUBSIDIARIES.....................................    7,035      7,535
                                                              -------    -------
                                                                7,038      7,839
INVESTMENTS IN SUBSIDIARIES, at equity......................   67,303     73,632
                                                              -------    -------
                                                              $74,341    $81,471
                                                              =======    =======

                      LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
  Accounts payable..........................................  $    20    $     5
                                                              -------    -------
SHAREHOLDERS' EQUITY
  Preferred stock, par value $0.01 per share
     Authorized 10,000,000 shares, none issued
  Common stock, par value $0.01 per share
     Authorized 50,000,000 shares
     Issued 20,165,263 and 20,347,126 shares at December 31,
      1995 and 1996, respectively...........................      202        203
  Additional paid-in capital................................   82,278     83,516
  Retained earnings (deficit)...............................   (8,159)    (2,253)
                                                              -------    -------
          Total shareholders' equity........................   74,321     81,466
                                                              -------    -------
                                                              $74,341    $81,471
                                                              =======    =======

           See accompanying Notes to Condensed Financial Information

                                                                    SCHEDULE III

                               COHO ENERGY, INC.
                                    (PARENT)

                        CONDENSED STATEMENT OF EARNINGS
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

                                                                       DECEMBER 31
                                                              -----------------------------
                                                               1994       1995       1996
                                                              -------    -------    -------
OPERATING EXPENSES
  General and administrative................................  $   409    $   428    $   423
EQUITY IN (INCOME) LOSS OF SUBSIDIARIES.....................    1,245     (2,208)    (6,329)
                                                              -------    -------    -------
NET INCOME (LOSS)...........................................   (1,654)     1,780      5,906
DIVIDENDS ON PREFERRED STOCK................................      (86)      (944)       (--)
                                                              -------    -------    -------
NET INCOME (LOSS) APPLICABLE TO COMMON STOCK................  $(1,740)   $   836    $ 5,906
                                                              =======    =======    =======
INCOME (LOSS) PER COMMON SHARE..............................  $ (0.12)   $  0.05    $   .29
                                                              =======    =======    =======

           See accompanying Notes to Condensed Financial Information

                                                                    SCHEDULE III

                               COHO ENERGY, INC.
                                    (PARENT)

                       CONDENSED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                 YEAR ENDED DECEMBER 31
                                                              -----------------------------
                                                               1994       1995       1996
                                                              -------    -------    -------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net income (loss).........................................  $(1,654)   $ 1,780    $ 5,906
  Adjustments to reconcile net income (loss) to net provided by operating activities:
     Equity in (income) loss of subsidiaries................    1,245     (2,208)    (6,329)
     Increase (decrease) in accounts payable................       88        (94)       (15)
                                                              -------    -------    -------
Net cash used in operating activities.......................     (321)      (522)      (438)
                                                              -------    -------    -------
CASH FLOWS FROM INVESTING ACTIVITIES
  Advances from (to) subsidiaries...........................      463        466        325
                                                              -------    -------    -------
Net cash provided by (used in) investing activities.........      463        466        325
                                                              -------    -------    -------
CASH FLOWS FROM FINANCING ACTIVITIES
  Issuance of common stock..................................        2         --         --
  Proceeds from stock options exercised.....................       --         --        414
  Dividends on preferred stock..............................      (86)        --         --
                                                              -------    -------    -------
Net cash provided by (used in) financing activities.........      (84)        --        414
                                                              -------    -------    -------
Increase (decrease) in cash.................................       58        (56)       301
Cash, at beginning of period................................        1         59          3
                                                              -------    -------    -------
Cash, at end of period......................................  $    59    $     3    $   304
                                                              =======    =======    =======

           See accompanying Notes to Condensed Financial Information

                                                                    SCHEDULE III

                               COHO ENERGY, INC.
                                    (PARENT)

                    NOTES TO CONDENSED FINANCIAL INFORMATION
              FOR THE YEARS ENDED DECEMBER 31, 1994, 1995 AND 1996

1. GENERAL

     The accompanying condensed financial information of Coho Energy, Inc. (the "Company") should be read in conjunction with the consolidated financial statements of the Company and its subsidiaries included in the Company's Annual Report on Form 10-K for the year ended December 31, 1996.

2. COMMITMENTS AND CONTINGENCIES

     The Registrant has guaranteed $122,800,000 of debt related to unconsolidated subsidiaries under the Restated Credit Agreement described in note 4 to the consolidated financial statements of the Company.

     The Restated Credit Agreement contains certain financial and other covenants including (i) the maintenance of minimum amounts of shareholder's equity, (ii) maintenance of minimum ratios of cash flow to interest expense, as well as current assets to current liabilities, (iii) limitations on the Company's ability to incur additional debt, and (iv) restrictions on the payment of dividends. In the event of a change of control of the Company, as defined in the Restated Credit Agreement, at the discretion of the lenders, the loan may become immediately due and payable. At December 31, 1996, the Company was in compliance with all debt covenants.

3. REDEEMABLE PREFERRED STOCK

     The redeemable preferred stock issued in connection with the acquisition of a subsidiary corporation was non-voting and entitled to receive cumulative quarterly dividends at a coupon rate equal to the prime lending rate per annum (8.5% for the first quarter of 1995 and 9% for the second and third quarters of 1995). If the preferred stock were not redeemed by September 4, 1995, the coupon rate increased 1/2% per quarter to a maximum rate of 18% per annum. On August 30, 1995, the Company exchanged 3,225,000 shares of Common Stock for the 161,250 shares of Series A Preferred Stock with a stated value of $16,125,000 and issued 157,338 shares of Common Stock to the holders of the preferred stock to satisfy the accrued dividend obligation through August 30, 1995 of $944,000. These noncash transactions are not reflected in the statement of cash flows for the year ended December 31, 1995.

4. NON CASH INVESTING AND FINANCING ACTIVITIES

     On December 8, 1994, the Company and CRI acquired all of the capital stock of Interstate Natural Gas Company. The Company paid the following non-cash amounts for its share of the acquisition cost.

Common Stock (2,775,000 shares).............................  $13,875,000
Preferred Stock (161,250 shares)............................   16,125,000
                                                              -----------
                                                              $30,000,000
                                                              ===========

                                                                         ANNEX A

                                                                February 6, 1997

Coho Energy, Inc.
14785 Preston Road, Suite 860
Dallas, Texas 75240

Gentlemen:

     At your request, we have reviewed Coho Energy, Inc.'s (Coho) estimates of remaining recoverable proved reserves and estimated future cashflow as of December 31, 1996 attributable to the interests owned by its three wholly owned subsidiaries, Coho Resources, Inc., Coho Exploration, Inc. and Coho Louisiana Production Company (CLPC). Coho's reserve estimates were prepared based upon Securities and Exchange Commission (SEC) guidelines. When compared in total, Coho's reserve estimates do not differ materially from the estimates prepared by Ryder Scott. The properties reviewed by Ryder Scott Company Petroleum Engineers (Ryder Scott) consisted of various fields in Louisiana, Mississippi, Texas, and Offshore Texas. The estimated net proved reserves, estimated future net revenue and discounted future net revenue as of December 31, 1996 attributable to interests in the properties as estimated by Coho and reviewed by Ryder Scott, are summarized below.

                    ESTIMATED NET REMAINING PROVED RESERVES
                ATTRIBUTABLE TO LEASEHOLD AND ROYALTY INTERESTS
                     FOR PROPERTIES REVIEWED BY RYDER SCOTT
                            AS OF DECEMBER 31, 1996

                                                     PROVED NET            ESTIMATED FUTURE NET INCOME
                                                 REMAINING RESERVES                     M$
                                              -------------------------    ----------------------------
                                              OIL/CONDENSATE      GAS                       DISCOUNTED
                   FIELD                         MBARRELS        MMCF      UNDISCOUNTED       AT 10%
                   -----                      --------------    -------    -------------    -----------
Laurel......................................      14,573            463       196,224         102,547
Monroe......................................           0         97,545       289,589         119,423
Summerland..................................       5,849              0        68,681          34,786
Martinville.................................       4,490            651        75,628          46,689
Soso........................................       5,640              0        75,940          41,934
California..................................         102          8,573        30,416          18,703
North Padre.................................           0          5,365        14,980          12,396
Bentonia....................................         784              0        10,442           6,195
Glazier.....................................         574              0         7,669           4,055
Brookhaven..................................       2,803            316        49,593          29,663
AMWAR (Frio)................................           7            219           805             692
                                                  ------        -------       -------         -------
Total.......................................      34,822        113,132       819,967         417,083
Developed Reserves..........................      24,089         98,936       624,321         299,247
Undeveloped Reserves........................      10,733         14,196       195,646         117,836

     Oil and condensate volumes are expressed in standard 42 gallon barrels. All gas volumes are expressed in millions of cubic feet (MMCF) at the official temperature and pressure bases of the areas where the gas reserves are located.

     The future net revenue is after the deduction of production taxes and costs. The costs are comprised of production taxes, the normal direct costs of operating the wells, ad valorem taxes, recompletion costs, and development costs. The future undiscounted net revenue is before the deduction of state and federal income taxes and general administrative overhead, and has not been adjusted for outstanding loans which may exist nor does it include any adjustment for cash on hand or undistributed income.

     Ryder Scott has made no attempt to account for any accumulated gas production imbalances that may exist.

     The gas reserves shown for the California Field also includes gas reserves for the Round Prairie Field. These gas reserves have been established by the drilling of several wells which were never produced due to being non-commercial at the time. Since new wells must be drilled to produce these reserves, they are placed in the undeveloped category. The gas contains a large amount of hydrogen sulfide and must be processed through a sulfur recovery plant to be marketable. Negotiations are currently underway to obtain space in an existing plant in order to market the gas and associated sulfur reserves. The anticipated future income from sulfur is included in the income quantities presented herein, although no sulfur reserves are shown.

     The proved reserves presented in this report comply with the Securities and Exchange Commission (SEC) Regulation S-X Part 210.4-10 Sec. (a) as clarified by subsequent Commission Staff Accounting Bulletins, and are based on the following definitions and criteria:

          Proved reserves of crude oil, condensate, natural gas, and natural gas liquids are estimated quantities that geological and engineering data demonstrate with reasonable certainty to be recoverable in the future from known reservoirs under existing conditions. Reservoirs are considered proved if economic producability is supported by actual production or formation tests. In certain instances, proved reserves are assigned on the basis of a combination of core analysis and electrical and other type logs which indicate the reservoirs are analogous to reservoirs in the same field which are producing or have demonstrated the ability to produce on a formation test. The area of a reservoir considered proved includes (1) that portion delineated by drilling and defined by fluid contacts, if any, and
     (2) the adjoining portions not yet drilled that can be reasonably judged as economically productive on the basis of available geological and engineering data. In the absence of data on fluid contacts, the lowest known structural occurrence of hydrocarbons controls the lower proved limit of the reservoir. Proved reserves are estimates of hydrocarbons to be recovered from a given date forward. They may be revised as hydrocarbons are produced and additional data become available. Proved natural gas reserves are comprised of non-associated, associated, and dissolved gas. An appropriate reduction in gas reserves has been made for the expected removal of natural gas liquids, for lease and plant fuel, and the exclusion of non-hydrocarbon gases if they occur in significant quantities and are removed prior to sale. Reserves that can be produced economically through the application of improved recovery techniques are included in the proved classification when these qualifications are met: (1) successful testing by a pilot project or the operation of an installed program in the reservoir provides support for the engineering analysis on which the project or program was based, and (2) it is reasonably certain the project will proceed. Improved recovery includes all methods for supplementing natural reservoir forces and energy, or otherwise increasing ultimate recovery from a reservoir, including (1) pressure maintenance, (2) cycling, and (3) secondary recovery in its original sense. Improved recovery also includes the enhanced recovery methods of thermal, chemical flooding, and the use of miscible and immiscible displacement fluids. Estimates of proved reserves do not include crude oil, natural gas, or natural gas liquids being held in underground storage. Depending on the status of development, these proved reserves are further subdivided into:

        (i) "developed reserves" which are those proved reserves reasonably expected to be recovered through existing wells with existing equipment and operating methods, including (a) "developed producing reserves" which are those proved developed reserves reasonably expected to be produced from existing completion intervals now open for production in existing wells, and (b) "developed non-producing reserves" which are those proved developed reserves which exist behind the casing of existing wells which are reasonably expected to be produced through these wells in the predictable future where the cost of making such hydrocarbons available for production should be relatively small compared to the cost of a new well; and

        (ii) "undeveloped reserves" which are those proved reserves reasonably expected to be recovered from new wells on undrilled acreage, from existing wells where a relatively large expenditure is required, and from acreage for which an application of fluid injection or other improved recovery technique is contemplated where the technique has been proved effective by actual tests in the area in the same reservoir. Reserves from undrilled acreage are limited to those drilling units offsetting productive units that are reasonably certain of production when drilled. Proved reserves for other undrilled units are included only where it can be demonstrated with reasonable certainty that there is continuity of production from the existing productive formation.

     Because of the direct relationship between volumes of proved undeveloped reserves and development plans, we include in the proved undeveloped category only reserves assigned to undeveloped locations that we have been assured will definitely be drilled and reserves assigned to the undeveloped portions of secondary or tertiary projects which we have been assured will definitely be developed.

     Coho furnished us with crude oil and natural gas prices in effect at December 31, 1996 and, in accordance with SEC regulations, Coho states that these prices were held constant to depletion of the properties in their cashflow projections. We were advised that the prices included in the report were based on the following posted prices for December 1996:

                                                          DECEMBER 1996
                                                          POSTED PRICE
                                                            $/BARREL
                                                          -------------
Mississippi Light Sweet.................................      24.25
Mississippi Light Sour..................................      21.75
Mississippi Heavy Sour..................................      20.45

     The price Coho receives will vary from the posted prices from property to property, due principally to variations in API gravity and contractual arrangements with the purchaser.

     Coho advises that year end natural gas prices, without escalation over the producing life of the reserves, were used in the evaluation of natural gas properties. For the largest natural gas property, Monroe Field in Louisiana, CLPC furnished us a price of $3.58 per MCF. Actual future prices may vary significantly from these December 1996 prices. Therefore, quantities of reserves actually recovered may differ significantly from the estimated quantities presented in this report.

     Operating costs for the leases and wells in this report are based on the operating expense reports of Coho and include only those costs directly applicable to the leases or wells. Development costs are based on authorizations for expenditure for the proposed work or current cost estimates for similar projects. The current operating and development costs were held constant throughout the life of the properties. Abandonment costs for these onshore properties were not considered because of their relative insignificance.

     Ryder Scott has not prepared independent projections of future production and income, but has relied on those prepared by Coho utilizing the data described herein without review.

     No deduction was made for indirect costs such as general administration and overhead expenses, loan repayments, interest expenses, and exploration and development prepayments.

  Review Procedure and Opinion

     In performing our review, we have relied upon data furnished by Coho with respect to property interests owned, production and well tests from examined wells, geological structural and isopach maps, well logs, core analyses, and pressure measurements. These data were accepted as authentic and sufficient for determining the reserves unless, during the course of our examination a matter of question came to our attention in which case the data were not accepted until all questions were satisfactorily resolved. Our review included such tests and procedures as we considered necessary under the circumstances to render the conclusions set forth herein.

     On an aggregate basis, Ryder Scott's estimates of remaining proved reserves for the properties reviewed did not differ materially from Coho's estimates; however, in certain fields there were proved reserve differences in excess of 10 percent. However, in Coho's three largest properties, Laurel, Summerland, and Monroe, Ryder Scott's and Coho's reserve estimates were within 10 percent. These three fields comprise in excess of 70 percent of Coho's reserves on a barrel of oil equivalent basis. There were also instances where differences for individual reservoirs or wells within a field existed; however, there generally were compensating factors such as being higher in one reservoir or well and lower in another. These variances were due to a difference in interpretation of data.

     In our opinion, Coho's estimates of the proved reserves, future net revenue and discounted future net revenue for its interests in the properties reviewed are, in the aggregate, reasonable and were prepared in accordance with generally accepted engineering and evaluation principles, and we found no bias in the utilization and analysis of data.

     Certain technical personnel of Coho are responsible for the preparation of reserve estimates on new properties and for the preparation of revised estimates, when necessary, on old properties. These personnel assembled the necessary data and maintained the data and work papers in an orderly manner. We consulted with these technical personnel and had access to their work papers and supporting data in the course of our review.

  Reserve Estimates

     The reserves for the properties that we reviewed were estimated by performance methods, analogy or the volumetric method. The reserve estimates by the performance method utilized extrapolations of various historical data in those cases where such data were definitive. Reserves were estimated by the volumetric method in those cases where there were inadequate historical data to establish a definitive trend or where the use of production performance data as a basis for the reserve estimates was considered to be inappropriate.

     The reserves presented herein, as estimated by Coho and reviewed by Ryder Scott, are estimates only and should not be construed as being exact quantities. They may or may not be actually recovered. Moreover, estimates of reserves may increase or decrease as a result of future operations.

     The future production rates from properties now on production may be more or less than estimated because of changes in market demand or allowables set by regulatory bodies. Properties which are not currently producing may start producing earlier or later than anticipated in our estimates of their future production rates.

     The future prices received by Coho for the sale of its production may be higher or lower than the prices used in this report as described above, and the operating costs and other costs relating to such production may also increase or decrease from existing levels; however, such possible changes in prices and costs were, in accordance with rules adopted by SEC, omitted from consideration in preparing this report.

  General

     The reserve estimates for the properties that we reviewed are based on data available through December 1996.

     Neither we nor any of our employees have any interest in the subject properties and neither the employment to do this work nor the compensation is contingent on our estimates of reserves for the properties which were reviewed.

     This report was prepared for the exclusive use of Coho and will not be released by Ryder Scott to any other parties without Coho's written permission. The data and work papers used in the preparation of this report are available for examination by authorized parties in our offices. Please contact us if we can be of further service.

                                            Very truly yours,

                                            RYDER SCOTT COMPANY
                                            PETROLEUM ENGINEERS

                                                /s/ HARRY J. GASTON, JR.
                                            ------------------------------------
                                                 Harry J. Gaston, Jr., P.E.
                                                         President

                                  [COHO LOGO]

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

PROSPECTUS (Subject to Completion)
Issued August 20, 1997

                                                                  $125,000,000
                                                                   [COHO LOGO]
                                                      % SENIOR SUBORDINATED NOTES DUE 2007

                            ------------------------

              Interest payable                and
                            ------------------------

 Interest on the     % Senior Subordinated Notes Due 2007 of Coho Energy, Inc.
    will be payable semi-annually on            and            of each year
   commencing          , 1998. The Notes are redeemable at the option of the
Company in whole or in part, at the redemption prices set forth herein, together with accrued and unpaid interest, if any, to the date of redemption. In
addition, at any time prior to       , 2000, the Company may redeem in aggregate
up to 35% of the original principal amount of the Notes with the proceeds of one or more Equity Offerings (as defined herein) following which there is a Public
   Market (as defined herein), at   % of their principal amount, plus accrued
interest. Upon a Change of Control (as defined herein), each holder of the Notes may require the Company to purchase all or a portion of such holder's Notes at 101% of the aggregate principal amount thereof, together with accrued and unpaid interest, if any, to the date of purchase. See "Description of the Notes."

   Concurrent with the offering made hereby (this "Offering") the Company and certain selling shareholders are offering 8,584,482 shares of its Common Stock
(the "Equity Offering") pursuant to a simultaneous underwritten public offering.
 This Offering is conditioned on the consummation of the Equity Offering. This
      Offering and the Equity Offering are collectively referred to as the
                                  "Offerings."

The Notes will be unsecured, general obligations of the Company subordinated in right of payment to all existing and future Senior Indebtedness of the Company but senior in right of payment to all existing and future subordinated indebtedness of the Company. As of June 30, 1997, after giving effect to the Offerings and the application of the proceeds therefrom, the Company and its subsidiaries would have had no material Senior Indebtedness outstanding and $150 million available under its Revolving Credit Facility, which, when borrowed, would constitute Senior Indebtedness. The Notes will be unconditionally guaranteed on a senior subordinated basis by each of the Company's principal operating subsidiaries.
                            ------------------------

     SEE "RISK FACTORS" BEGINNING ON PAGE 12 FOR INFORMATION THAT SHOULD BE
                      CONSIDERED BY PROSPECTIVE INVESTORS.
                            ------------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.
                            ------------------------

                        PRICE     % AND ACCRUED INTEREST
                            ------------------------

                                                            UNDERWRITING DISCOUNTS AND
                                    PRICE TO PUBLIC(1)            COMMISSIONS(2)           PROCEEDS TO COMPANY(1)(3)
                                    ------------------      --------------------------     -------------------------
Per Note........................            %                            %                             %
Total...........................            $                            $                             $

------------

(1) Plus accrued interest from           , 1997, if any.
(2) The Company has agreed to indemnify the Underwriters against certain civil liabilities, including liabilities under the Securities Act of 1933. See "Underwriters."
(3) Before deducting expenses of this Offering, estimated at $250,000.
                            ------------------------

    The Notes are offered, subject to prior sale, when, as and if accepted by the Underwriters named herein and subject to approval of certain legal matters by Cravath, Swaine & Moore, counsel for the Underwriters. It is expected that
delivery of the Notes will be made on or about           , 1997 at the office of
Morgan Stanley & Co. Incorporated, New York, N.Y., against payment therefor in New York funds.
                            ------------------------

MORGAN STANLEY DEAN WITTER                             JEFFERIES & COMPANY, INC.

September   , 1997

                   [MAP OF MISSISSIPPI AND LOUISIANA SHOWING
                        LOCATION OF COMPANY'S RESERVES]

                               TABLE OF CONTENTS

                                                  PAGE
                                                  ----
Incorporation of Certain Documents by
  Reference.....................................    3
Prospectus Summary..............................    4
Risk Factors....................................   12
Forward-Looking Statements......................   17
Equity Offering.................................   17
Use of Proceeds.................................   18
Capitalization..................................   18
Selected Consolidated Financial Data............   19
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations....................................   20
Business and Properties.........................   28
Management......................................   43

                                                  PAGE
                                                  ----
Principal Shareholders..........................   45
Description of the Notes........................   46
Description of Revolving Credit Facility........   77
Certain U.S. Federal Income Tax
  Considerations................................   78
Underwriters....................................   80
Legal Matters...................................   81
Experts.........................................   81
Available Information...........................   82
Glossary........................................   83
Index of Financial Statements...................  F-1
Summary Reserve Report..........................  A-1

                             ---------------------

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS, MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICES OF THE SECURITIES OFFERED HEREBY AT LEVELS ABOVE THOSE WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTION MAY BE EFFECTED IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

     NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS IN CONNECTION WITH THE OFFERING MADE HEREBY, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR BY ANY OTHER PERSON. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY THE SECURITIES OFFERED BY THIS PROSPECTUS IN ANY JURISDICTION WHERE, OR TO ANY PERSON WHOM, IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY DISTRIBUTION OF SECURITIES MADE HEREUNDER OR THEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THEREOF OR THAT THE INFORMATION CONTAINED IN THIS PROSPECTUS IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.
                             ---------------------

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     Incorporated by reference in this Prospectus are the following documents previously filed with the Commission: (i) the Company's Annual Report on Form 10-K for the year ended December 31, 1996; and (ii) the Company's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1997 and June 30, 1997.

     All documents subsequently filed by the Company with the Commission pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of the offering made by this Prospectus shall be deemed to be incorporated herein by reference and to be a part hereof from the date of the filing of such documents. Any statement contained hereunder or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein, therein or in any other subsequently filed document that also is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide without charge to each person to whom this Prospectus is delivered, upon the written or oral request of such person, a copy of any and all documents incorporated by reference herein (other than exhibits and schedules to such documents unless such exhibits or schedules are specifically incorporated by reference in such documents). Such request should be directed to Coho Energy, Inc., 14785 Preston Road, Suite 860, Dallas, TX 75240 (telephone: (972) 774-8300), Attention: Mr. Jeffrey Clarke.

                               PROSPECTUS SUMMARY

     The following information should be read in conjunction with, and is qualified in its entirety by reference to, the more detailed information and the Consolidated Financial Statements appearing elsewhere in this Prospectus. Unless otherwise indicated, the information in this Prospectus assumes that the Underwriters' over-allotment option is not exercised. References in this Prospectus to the "Company" or "Coho" refer to Coho Energy, Inc., its subsidiaries and their predecessors, or any of them, depending on the context. Certain information contained in this summary and elsewhere in this Prospectus, including information with respect to the Company's plans and strategy for its business, are forward-looking statements. Prospective investors should carefully consider the factors set forth herein under the caption "Risk Factors" for a discussion of important factors that could cause actual results to differ materially from the forward-looking statements contained in this Prospectus. Certain oil and gas industry terms used in this Prospectus are defined under the caption "Glossary" elsewhere in this Prospectus.

                                  THE COMPANY

OVERVIEW

     Coho Energy, Inc. is an independent energy company engaged, through its wholly owned subsidiaries, in the development and production of, and exploration for, crude oil and natural gas. The Company's crude oil activities are concentrated principally in Mississippi, where it is that state's largest producer of crude oil. The Company's natural gas activities are concentrated principally in Louisiana, where it has a stable reserve base and production that should be maintainable with minimal incremental capital expenditures. At December 31, 1996, the Company's total proved reserves were 53.7 MMBOE with a Present Value of Proved Reserves of $417.1 million, approximately 76% of which were proved developed reserves. At December 31, 1996, approximately 65% of Coho's total proved reserves were comprised of crude oil and the Company's reserve-to-production ratio was approximately 15 years. At June 30, 1997, the Company owned an average working interest of 96% in, and operated over 99% of, its producing properties.

     The Company commenced operations in Mississippi in the early 1980s and to date has focused most of its development efforts in that area. Coho believes that the salt basin in central Mississippi offers significant long-term potential due to the basin's large number of mature fields with multiple hydrocarbon bearing horizons. The application of proven technology to these underexplored fields yields attractive, lower-risk exploitation and exploration opportunities. As a result of the attractive geology and the Company's experience in exploiting fields in the area, Coho has accumulated a three-year inventory of potential development drilling, secondary recovery and exploration projects in this basin. The Company believes that its concentration in this geographic area provides it with important competitive advantages such as its extensive databases, operational infrastructure and economies of scale.

     The Company's focus in the central Mississippi region has resulted in significant production, reserve and EBITDA growth. The Company's average net daily production has increased in each of the last five years from 4,819 BOE in 1992 to 10,717 BOE in the second quarter of 1997, representing a compound annual growth rate of 19.4%. Over the five-year period ended December 31, 1996, the Company discovered or acquired approximately 42.3 MMBOE of proved reserves at an average finding cost of $4.85 per BOE. Over the same period, the Company has replaced over 300% of its production. This increase in reserves from 24.1 MMBOE at year end 1991 to 53.7 MMBOE at year end 1996 represents a five-year compound annual growth rate of 17.4%. Consistent with the increase in production, EBITDA has increased from $16.9 million in 1992 to $36.6 million for the twelve-month period ended June 30, 1997.

OPERATIONS

     Coho has focused its operations on three main activities: conventional exploitation, secondary recovery and exploration. Each of these interrelated activities plays an important role in the Company's continuing production and reserve growth. Coho's operations are conducted primarily in the Brookhaven, Laurel, Martinville, Soso and Summerland fields in Mississippi, and the Monroe field in Louisiana.

     Conventional Exploitation. The Mississippi salt basin is characterized by the large number of formations that have been productive, as well as by the large number of wells that have been drilled over the past 50 years. These well histories provide considerable geological and reservoir information for use in further exploration and exploitation. In 1996, Coho spent $41 million of its total capital expenditures of $52 million on exploitation projects. As of June 30, 1997, Coho had ongoing exploitation projects in the Brookhaven, Laurel, Martinville, Soso and Summerland fields. Coho has been able to achieve significant production and reserve increases in these fields as a result of these efforts.

     Acquisition of mature underdeveloped and underexplored fields has been one of the key elements to the Company's strategy of building reserves and creating shareholder value. By capitalizing on its operating knowledge and technical expertise, the Company has been able to acquire properties and develop substantial additional low-cost reserves through increased spending on conventional development drilling opportunities. This strategy is illustrated in the Company's 1995 acquisition of the Brookhaven field in Mississippi. Less than 25% of the crude oil in place in the Tuscaloosa reservoir at Brookhaven has been recovered to date. Since acquiring this property, the Company has increased total daily field production to approximately 1,360 net BOE at June 30, 1997, from approximately 230 net BOE at the time of acquisition. Additionally, in June 1997, the Company announced that test results of the first two exploratory wells at Brookhaven have proven productive pay sands in three deeper formations. These wells commenced production in the second quarter of 1997.

     Secondary Recovery. Over the last three years, Coho has implemented 12 secondary recovery projects in the Mississippi salt basin. Six of these projects have been successfully developed and six are in the pilot phase. The six developed projects have increased production in these reservoirs by an average of 475%, have produced over 3.3 MMBbls and have 7.7 MMBbls of remaining proved reserves. These 11.0 MMBbls have an estimated finding and development cost of $2.86 per Bbl. In 1996, Coho spent $11.2 million of its total capital expenditure budget on secondary recovery projects. These projects have demonstrated strong production response and meaningful reserve additions. In addition, these projects incur low production costs due to existing field infrastructures and the ability to reinject produced water from current operations. Coho's secondary recovery projects in general produce higher gravity crude oil which is then blended with heavier crude oils from other reservoirs to yield higher price realizations. The Company believes opportunities exist for adding secondary recovery projects throughout the Company's current field inventory.

     Exploration. Because of the many productive formations in the Mississippi salt basin, dry hole risks are substantially reduced, improving exploration economics. The Company has drilled several successful exploration wells in the currently defined Brookhaven, Laurel and Martinville fields. Coho has recently expanded its exploration program and plans to allocate 28% of its 1997 capital budget to exploration. In 1995, Coho completed a 24-square mile 3-D seismic survey on the Martinville field. Based on this data, one successful exploratory well was completed in 1996 and two additional exploration wells are planned in 1997. In 1996, Coho completed a 37-square mile 3-D seismic survey encompassing the Laurel field, Coho's largest crude oil producing field, which currently has producing properties covering less than one square mile within the survey area. Based on initial interpretations, several exploration wells are planned for 1998, and a "look-alike" prospect west of the Laurel field has been identified. In addition to the exploratory success in Brookhaven mentioned above, the Company believes each of these fields has significant exploration reserve potential relative to the Company's reserve base.

BUSINESS STRATEGY

     The Company pursues a multifaceted growth strategy, as follows:

     Low Risk Field Development. The Company intends to maximize production and continue to increase reserves through relatively low-risk activities such as development/delineation drilling, including high-angle and horizontal drilling, multi-zone completions, recompletions, enhancement of production facilities and secondary recovery projects. Since 1994, the Company has drilled 57 development wells, of which 93% were completed successfully. The Company anticipates that approximately 72% of its total 1997 capital expenditure budget will be allocated to such relatively low-risk, high-return projects, including secondary recovery projects which will comprise approximately 29% of the total 1997 capital expenditure budget.

     Use of 3-D Seismic Technology. The Company intends to identify exploration prospects and develop reserves in the vicinity of its existing fields using technologies that include 3-D seismic technology. The Company first began using 3-D seismic technology in the Laurel field in Mississippi in 1983 and has recently shot two large 3-D seismic programs in and around its existing properties. These programs have produced an attractive inventory of exploration projects that the Company will continue to pursue. Approximately 28% of the Company's 1997 capital expenditures will be allocated to such exploration projects.

     Acquire Properties with Underdeveloped Reserves. The Company intends to acquire underdeveloped oil and gas properties, primarily in the interior salt basin of Mississippi, which have geological complexity and multiple producing horizons. Management believes that the Company's extensive experience in this area of Mississippi developed over the past 14 years should enable it to efficiently increase reserves and improve production rates in this geologically complex environment. For the month of June 1997, the Company's average daily production per well in Mississippi was 95 BOE, which was substantially higher than the domestic industry average of less than 12 BOE. Additionally, management believes that this experience gives the Company a significant competitive advantage in evaluating similarly situated acquisition prospects.

     Significant Control of Operations. Coho's strategy of increasing production and reserves through acquiring and developing faulted, multiple-zone fields requires the Company to develop a thorough understanding of the complex geological structures and maintain operational control of field development. Therefore, the Company strives to operate and obtain high working interests in all its properties. As of June 30, 1997, Coho operated over 99% of its producing properties with an average working interest of approximately 96%. This operating control, combined with the Company's significant technical and geological expertise in the Mississippi salt basin region, enables the Company to better control the magnitude, quality and timing of capital expenditures and field development.

     Geographic Focus. The Company has been able to maintain a low cost structure through asset concentration. At December 31, 1996, approximately 88% of the Company's Mississippi reserves was concentrated in four fields. Asset concentration permits operating economies of scale and leverages operational, technical and marketing capabilities. As a result, the Company has been able to achieve favorable average production costs of $3.83 per BOE and favorable cash margins of $10.00 per BOE for the six months ended June 30, 1997.

RECENT DEVELOPMENTS

     During the first half of 1997, the Company was focused principally on continuing development activities in the Company's Laurel, Martinville and Soso fields and exploration activity in the Brookhaven field. During the same time period, Coho drilled 15 new wells, 14 of which were successful, including three oil wells in the Laurel field, two exploration wells in the Brookhaven field and five natural gas wells in the Monroe field. The Company believes that events in the following three fields are among its most significant recent developments.

     Brookhaven. The Brookhaven field is one of several prolific fields in southwest Mississippi that have produced from the Tuscaloosa formation. In an attempt to establish commercial production below the Tuscaloosa, Coho drilled an exploration well for the Paluxy and Washita Fredericksburg formations at Brookhaven. This well encountered 14 potentially productive pay sands in the Washita Fredericksburg and Paluxy formations. A tested Paluxy sand flowed at 200 gross BOPD and a Washita Fredericksburg sand was tested and has flowed since May 28, 1997 at over 400 gross BOPD.

     The Company has also successfully tested a Rodessa natural gas exploration well. This well was brought on line on June 12, 1997 and continues to flow at approximately 2.6 MMcf of natural gas and 130 barrels of condensate per day.

     This activity has established significant exploration success for the Company. Since the original shallower Tuscaloosa formation covers 23 square miles, the Company believes that the size of the structure for deeper formations could be similar. Prior to the Company's recent deep success, only five penetrations deeper than the Tuscaloosa existed on this 23-square mile structure. Four of these penetrations were drilled during the

1940s and all five of these penetrations have shown that the Washita Fredericksburg and Paluxy reservoirs are extensive over the field.

     Laurel. The Company believes that the Laurel field, which covers less than one square mile and has, to date, produced approximately 19 MMBbls, has significant remaining potential for reserve and production growth. In order to better quantify and verify the potential in the currently defined Laurel field and the surrounding area, Coho commenced a 37-square mile 3-D seismic survey in 1996. A preliminary interpretation of the seismic data has been used in the drilling of four successful crude oil wells in the first half of 1997 to verify previously identified drilling locations. This data has increased the Company's confidence for several exploration plays in the Eutaw formation in the current Laurel field, the most productive formation in Mississippi. A new Laurel "look-alike" has exploration potential in the Tuscaloosa, Paluxy, Rodessa, Sligo and Hosston formations, and additionally in the Cotton Valley and Smackover formations. The data will continue to be analyzed and an exploration program is expected to evolve over 1998 and 1999.

     Martinville. Following the initial processing of 3-D seismic data, Coho drilled two Hosston-depth exploratory test wells in 1996. The Hosston has been the most prolific producing formation in the Martinville field, having produced approximately five MMBOE to date. A successful Hosston-depth well was drilled to the west of the existing field and a dry hole Hosston-depth well was drilled to the north of the existing field. The successful Hosston well also found potential pay sands in the Rodessa and Sligo formations. This well was put on production in the Hosston formation in September 1996 at approximately 650 BOE per day and is currently flowing at 150 BOE per day having already produced 130 MBOE. This exploration discovery will result in further development during the latter part of 1997 and 1998. The 3-D seismic has indicated several exploration plays in the Smackover, Cotton Valley, Hosston, Rodessa and Eutaw formations. These plays will be further analyzed beginning in late 1997.

                                  THE OFFERING

Issuer.....................  Coho Energy, Inc.

Subsidiary Guarantors......  Coho Resources, Inc. and certain other non-foreign subsidiaries.

Securities Offered.........  $125,000,000 principal amount of      % Senior
                             Subordinated Notes Due 2007.

Maturity Date..............              , 2007.

Interest Rate and Payment
  Dates....................  The Notes will bear interest at a rate of      %
                             per annum. Interest on the Notes will accrue from
                             the date of issuance thereof and will be payable
                             semi-annually on             and             of
                             each year, commencing             , 1998.

Optional Redemption........  The Notes will be redeemable at the option of the
                             Company, in whole or in part, at the redemption prices set forth herein, together with accrued and unpaid interest to the date of redemption. If at any time or from time to time before
                             2000, the Company consummates an Equity Offering (as defined herein) following which there is a Public Market, the Company may at its option use all or a portion of the proceeds therefrom to redeem up to 35% of the original principal amount
                             of the Notes at a redemption price equal to      %
                             of the aggregate principal thereof, together with accrued and unpaid interest to the date of redemption, provided that at least $65 million in aggregate principal amount of Notes remain outstanding immediately after each such redemption or that such redemption must retire the Notes in their entirety and that such redemption occurs within 60 days following the closing of the Equity Offering. See "Description of Notes -- Optional Redemption."

Repurchase Obligation Upon
  Change of Control........  Upon the occurrence of a Change of Control and a
                             Rating Decline, each holder of Notes will have the right to require the Company to purchase all or a portion of such holder's Notes at a price equal to 101% of the aggregate principal amount thereof, together with accrued and unpaid interest to the date of purchase. See "Description of the Notes -- Certain Covenants -- Change of Control."

Ranking....................  The Notes will be unsecured, general obligations of the Company subordinated in right of payment to all existing and future Senior Indebtedness (as defined herein) of the Company. The Notes will rank pari passu in right of payment with any future senior subordinated indebtedness of the Company and will be senior in right of payment to all existing and future subordinated indebtedness of the Company. In addition, the Notes will be effectively subordinated to all liabilities of the Company's subsidiaries, including trade payables. After giving effect to the Offerings and the application of proceeds therefrom, as of June 30, 1997, the Company would have had no material outstanding Senior Indebtedness. The Company may incur additional indebtedness under the Revolving Credit Facility after the Offering, and such indebtedness will constitute Senior Indebtedness. In addition, the Notes will be effectively subordinated to all liabilities of the Company's subsidiaries (other than those of the Subsidiary Guarantors), including trade payables. After giving effect to the Offerings and the application of the proceeds therefrom, as of June 30, 1997, the
                             Company's subsidiaries (other than the Subsidiary Guarantors) would have had no liabilities to Persons (as defined herein) other than the Company and its subsidiaries. See "Risk
                             Factors -- Subordination" and "Description of the Notes -- Ranking."
Subsidiary Guarantees......  The Notes will be irrevocably and unconditionally guaranteed (the "Subsidiary Guarantees") on a senior subordinated basis by the Subsidiary Guarantors, each a wholly owned subsidiary of the Company and, in the future, may be guaranteed by other subsidiaries of the Company. The Subsidiary Guarantees will be general, unsecured obligations of the Subsidiary Guarantors, subordinated in right of payment to all existing and future Senior Indebtedness of the Subsidiary Guarantors, including the obligations of the Subsidiary Guarantors under the Revolving Credit Facility. After giving effect to the Offerings and the application of the proceeds therefrom, as of June 30, 1997, the Subsidiary Guarantors would have had no Senior Indebtedness outstanding. The Subsidiary Guarantors may incur additional indebtedness under the Revolving Credit Facility after the Offering, and such indebtedness will constitute Senior Indebtedness. See "Risk Factors -- Subordination of the Notes and the Subsidiary Guarantees" and "Description of the Notes -- Ranking."
Certain Covenants..........  The Indenture pursuant to which the Notes will be issued (the "Indenture") will contain certain covenants for the benefit of the Holders, including, among others, covenants limiting the incurrence of additional indebtedness, the payment of dividends, the redemption of capital stock, the making of certain investments, the restriction of dividends and other restrictions affecting subsidiaries, the issuance of capital stock of subsidiaries, asset sales, certain sale and leaseback transactions, transactions with affiliates and certain mergers and consolidations. However, these limitations will be subject to a number of important qualifications and exceptions. See "Description of the Notes -- Certain Covenants."
Use of Proceeds............  The net proceeds of this Offering are intended to be used to fund a portion of the Company's capital expenditure program. Initially, however, such proceeds will be used to reduce borrowings under the Company's Revolving Credit Facility (as defined herein). The undrawn balance of this facility will then be available for funding capital expenditures as needed.
Equity Offering............  Concurrently with the Debt Offering, the Company and certain selling shareholders are offering 8,584,482 shares (9,872,154 shares if the underwriters' over-allotment option is exercised in
                             full) of Common Stock for sale to the public, of which 5,000,000 shares will be sold by the Company. The Company will not receive any proceeds from the sale of shares of Common Stock by the selling shareholders in the Equity Offering. The closing of this Offering is conditioned on the concurrent closing of the Equity Offering; however, the closing of the Equity Offering is not conditioned upon the closing of this Offering.

                                  RISK FACTORS

     Prior to making an investment decision, prospective investors should consider carefully, together with other information contained in this Prospectus, the risk factors discussed under the caption "Risk Factors" herein.

                      SUMMARY CONSOLIDATED FINANCIAL DATA

     The following table sets forth certain summary financial data for the Company (1) with respect to the statement of operations and cash flows on an actual basis for each of the years in the three year period ended December 31, 1996 and for the six months ended June 30, 1996 and June 30, 1997 and (2) with respect to the balance sheet data at December 31, 1996 on an actual basis and at June 30, 1997 (i) on an actual basis and (ii) as adjusted to give effect to the Offerings. This information should be read in conjunction with the Company's Consolidated Financial Statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Prospectus.

                                                                                                 SIX MONTHS
                                                             YEAR ENDED DECEMBER 31,           ENDED JUNE 30,
                                                         -------------------------------     -------------------
                                                          1994        1995        1996        1996        1997
                                                         -------     -------     -------     -------     -------
                                                           (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS AND RATIOS)
INCOME STATEMENT DATA:
Operating revenues.....................................  $26,464     $40,903     $54,272     $25,305     $29,521
                                                         -------     -------     -------     -------     -------
Total operating expenses...............................   23,769      32,574      37,419      17,991      19,766
                                                         -------     -------     -------     -------     -------
Operating income.......................................    2,695       8,329      16,853       7,314       9,755
Interest and other income..............................      218          92       1,012         510         149
Interest expense.......................................    4,190       8,140       8,476       4,233       4,682
                                                         -------     -------     -------     -------     -------
Earnings (loss) from continuing operations before
  income taxes.........................................   (1,277)        281       9,389       3,591       5,222
Income tax expense (benefit)...........................     (303)        112       3,483       1,453       2,037
                                                         -------     -------     -------     -------     -------
Earnings (loss) from continuing operations.............  $  (974)    $   169     $ 5,906     $ 2,138     $ 3,185
                                                         =======     =======     =======     =======     =======
Net earnings (loss)....................................  $(1,654)    $ 1,780     $ 5,906     $ 2,138     $ 3,185
                                                         =======     =======     =======     =======     =======
Preferred dividends....................................  $    86     $   944     $    --     $    --     $    --
Net earnings (loss) from continuing operations per
  common share.........................................     (.07)       (.02)        .29         .11         .15
Net earnings (loss) per common share...................  $  (.12)    $   .05     $   .29     $   .11     $   .15
Weighted average common and common shares equivalent
  outstanding..........................................   14,190      17,932      20,457      20,337      20,991
OTHER FINANCIAL DATA:
Cash flow from operations(a)...........................  $ 7,928     $19,227     $26,351     $11,793     $14,407
EBITDA(b)..............................................   12,684      23,046      33,133      15,199      18,715
Capital expenditures...................................   19,503      29,970      52,384      24,199      33,294
SELECTED RATIOS:
Ratio of earnings to fixed charges(c)..................       NM(d)       NM(d)      2.1x        1.8x        2.1x
Ratio of EBITDA to interest expense....................      3.0x        2.8x        3.9x        3.6x        4.0x
Ratio of long-term debt to EBITDA......................      6.8x        4.7x        3.7x        3.2x(e)     3.5x(e)

                                                                 AS OF
                                                              DECEMBER 31,
                                                                  1996          AS OF JUNE 30, 1997
                                                              ------------   --------------------------
                                                                                        AS ADJUSTED FOR
                                                                 ACTUAL       ACTUAL     THE OFFERINGS
                                                              ------------   --------   ---------------
                                                                           (IN THOUSANDS)
BALANCE SHEET DATA:
Working capital (deficit)...................................    $  6,662     $ (2,118)     $ 32,784
Total assets................................................     230,041      247,284       285,571
Long-term debt(f)...........................................     122,777      132,350       125,052
Total shareholders' equity..................................      81,466       85,228       130,813

---------------

(a) Cash flow provided by operating activities before working capital adjustments.

(b) Earnings before interest, taxes, depreciation, depletion and amortization. EBITDA should not be considered as an alternative to, or more meaningful than, net income or cash flow as determined in accordance with generally accepted accounting principles as an indicator of the Company's operating performance or liquidity.

(c) For purposes of determining the ratio of earnings to fixed charges, earnings are defined as earnings from continuing operations before income taxes, plus fixed charges. Fixed charges consist of interest expense, amortization of debt expense, and pretax preferred stock dividends.

(d) The ratio is not meaningful for the years ended December 31, 1994 and 1995 because earnings were inadequate to cover fixed charges in those years by $1,390 and $1,289, respectively.

(e) EBITDA for these periods has been annualized.

(f) Excludes current maturities of long-term debt.

                              SUMMARY RESERVE DATA

     The following table summarizes the estimates of the Company's historical net proved crude oil and natural gas reserves as of the dates indicated and the present value attributable to the reserves at such dates. The reserve and present value data as of December 31, 1994, 1995 and 1996 have been reviewed by Ryder Scott Company Petroleum Engineers, independent petroleum engineers ("Ryder Scott"). A summary of the Ryder Scott report as of December 31, 1996 is included as Annex A to this Prospectus. See "Risk Factors -- Uncertainty of Estimates of Reserves and Future Net Revenues," "Business and Properties -- Oil and Gas Operations" and "Supplemental Information about Oil and Gas Producing Activities (Unaudited)" following the Notes to Consolidated Financial Statements of the Company.

                                                                    AS OF DECEMBER 31,
                                                              ------------------------------
                                                                1994       1995       1996
                                                              --------   --------   --------
PROVED RESERVES :
Crude oil and condensate (MBbls)............................    27,515     30,798     34,822
Natural gas (MMcf)..........................................   100,117    107,872    113,132
  Total (MBOE)..............................................    44,201     48,777     53,678
Estimated future net cash flows (before income tax, in
  thousands)................................................  $281,220   $498,063   $819,968
Present Value of Proved Reserves (in thousands).............  $164,409   $268,618   $417,083
Proved developed reserves as a percent of total reserves....        78%        81%        76%
OTHER RESERVE DATA:
Three-year average finding cost (per BOE)(a)................  $   4.69   $   5.39   $   4.35
Reserve replacement percent(b)..............................       912%       236%       237%
Reserve to production ratio (years)(c)......................        21         15         15

---------------

(a) Equals the average total costs incurred relating to crude oil and natural gas property acquisition, exploration and development during the three years ended December 31 of the year shown in the column divided by the corresponding crude oil and natural gas reserve additions through acquisitions, extensions and discoveries and revisions of prior estimates.

(b) Equals current period reserve additions through acquisitions of reserves, extensions and discoveries, and revisions to prior estimates divided by the production for such period.

(c) Calculated by dividing year-end proved reserves by annual production for the most recent year.

                             SUMMARY OPERATING DATA

                                                     YEAR ENDED DECEMBER 31,
                                                     ------------------------   SIX MONTHS ENDED
                                                      1994     1995     1996      JUNE 30, 1997
                                                     ------   ------   ------   -----------------
PRODUCTION VOLUMES:
Crude oil and condensate (MBbls)...................   1,977    2,178    2,467         1,282
Natural gas (MMcf).................................     670    7,093    6,646         3,545
  Total (MBOE).....................................   2,089    3,360    3,576         1,873
AVERAGE SALES PRICE PER UNIT:
Crude oil and condensate (per Bbl).................  $12.86   $13.62   $16.42        $17.03
Natural gas (per Mcf)..............................    1.55     1.59     2.07          2.17
PER BOE DATA:
Average sales price................................  $12.67   $12.17   $15.18        $15.76
Production expenses................................    4.49     3.71     3.88          3.83
                                                     ------   ------   ------       -------
  Gross margin.....................................    8.18     8.46    11.30         11.93
General and administrative expenses................    1.64     1.61     2.03          1.93
                                                     ------   ------   ------       -------
  Cash margin......................................  $ 6.54   $ 6.85   $ 9.27        $10.00
                                                     ======   ======   ======       =======

                                  RISK FACTORS

     Prospective purchasers of the Notes offered hereby should carefully consider together with other information in this Prospectus, the following factors that affect the Company.

BUSINESS RISKS

     Exploration and development for crude oil and natural gas involves many risks. There is no assurance that commercial quantities of crude oil and natural gas will be discovered by the Company, or that the Company will be able to continue to acquire underdeveloped crude oil and natural gas fields and enhance production and reserves by workovers, secondary recovery projects, recompletions and development drilling. In addition, because the Company's strategy is to acquire interests in underdeveloped crude oil and natural gas fields that have been operated by others for many years, the Company may be liable for any damage or pollution caused by the former operators of such crude oil and natural gas fields. The Company's operations are also subject to all of the risks normally incident to the operation and development of crude oil and natural gas properties and the drilling of crude oil and natural gas wells, including encountering unexpected formations or pressures, blowouts, cratering and fires, which could result in personal injuries, loss of life, pollution damage and other damage to the properties of the Company and others. Moreover, offshore operations are subject to a variety of operating risks peculiar to the marine environment, such as hurricanes or other adverse weather conditions, to more extensive governmental regulation, including certain regulations that may, in certain circumstances, impose strict liability for pollution damage, and to interruption or termination by government authorities based on environmental or other considerations. The Company maintains insurance against certain losses or liabilities arising from its operations in accordance with customary industry practices and in amounts that management believes to be reasonable. However, insurance is not available to the Company against all operational risks, or is not economically feasible for the Company to obtain. The occurrence of a significant event that is not fully insured could have a material adverse effect on the Company's financial condition and results of operations.

CRUDE OIL AND NATURAL GAS PRICES; MARKETING OF PRODUCTION

     The Company's revenues and earnings are dependent upon prevailing prices for crude oil and natural gas. Historically, the prices of crude oil and natural gas have been volatile and are subject to wide fluctuations in response to relatively minor changes in the supply of and demand for crude oil and natural gas, market uncertainty, weather conditions and a variety of other factors beyond the control of the Company. Prices are also affected by governmental actions and international cartels. These external factors and the volatile nature of the energy markets make it difficult to estimate future prices of crude oil and natural gas. Although the Company hedges a portion of its production to provide some protection from price declines, any substantial or extended decline in the price of crude oil and natural gas would have a material adverse effect on the Company's financial condition and results of operations. Governmental regulation of crude oil and natural gas production and transportation, general economic conditions, changes in supply and changes in demand all could adversely affect the Company's ability to produce and market its crude oil and natural gas. If market factors were to change dramatically, the financial impact on the Company could be substantial. The overall availability of markets and the volatility of product prices are beyond the control of the Company and represent a significant risk.

UNCERTAINTY OF ESTIMATES OF RESERVES AND FUTURE NET REVENUES

     This Prospectus contains estimates of the Company's crude oil and natural gas reserves and the discounted future net revenues to be derived from the reserves, which have been reviewed by Ryder Scott Company Petroleum Engineers, independent petroleum engineers. There are numerous uncertainties inherent in estimating quantities of proved crude oil and natural gas reserves, including many factors beyond the control of the Company. The estimates in this Prospectus are based on several assumptions, all of which are to some degree speculative. Actual future production, revenues, taxes, operating expenses, development expenditures and quantities of recoverable crude oil and natural gas reserves could vary substantially from those assumed in the estimates. Any significant variance in these assumptions could materially affect the estimated quantity and value of reserves set forth in this Prospectus. Reservoir engineering is a subjective process of estimating underground accumulations of crude oil and natural gas that cannot be measured exactly, and the accuracy of any reserve estimate is a function of the quality of available data and of engineering and geological interpretation and judgment. Accordingly, estimates of the economically recoverable quantities of crude oil and natural gas attributable to any particular group of properties, classifications of such reserves based on risk of recovery and estimates of the future net revenues expected therefrom prepared by different engineers or by the same engineers at different times may vary substantially. There also can be no assurance that the reserves set forth in this Prospectus will ultimately be produced or that the proved undeveloped reserves set forth in this Prospectus will be developed within the periods anticipated. It is likely that variances from the estimates will be material. In addition, the estimates of future net revenues from proved reserves of the Company and the present value thereof are based upon certain assumptions about future production levels, prices and costs that may not be correct when judged against actual subsequent experience. The meaningfulness of such estimates is highly dependent upon the accuracy of the assumptions upon which they are based. Actual results will differ, and are likely to differ materially, from the results estimated.

ABILITY TO REPLACE RESERVES

     The Company's future success depends upon its ability to find or acquire additional crude oil and natural gas reserves that are economically recoverable. Except to the extent that the Company conducts successful exploration or development activities or acquires properties containing proved reserves, the proved reserves of the Company will generally decline as reserves are produced. Acquisitions of producing crude oil and natural gas properties have been an important element of the Company's success, and the Company intends to continue to acquire producing crude oil and natural gas properties. There can be no assurance that the Company's acquisition and exploration activities or planned development and exploitation projects will result in significant additional reserves or that the Company will have continuing success drilling productive wells at economic finding costs.

SUBSTANTIAL CAPITAL REQUIREMENTS

     The Company is dependent upon its ability to obtain financing for acquiring, exploring and developing crude oil and natural gas properties beyond its internally generated cash flow. Historically, the Company has financed these activities primarily through its bank credit facility, internally generated funds and the issuance of equity securities. The Company currently has plans for substantial capital expenditures to continue its acquisition and development activities. The Company expects to utilize its existing credit facility to borrow funds required from time to time to supplement its own available cash. If revenues or the Company's borrowing base decrease as a result of lower crude oil and natural gas prices, operating difficulties or declines in reserves, the Company's ability to expend the capital necessary to undertake or complete future activities may be limited. No assurances can be given that the Company will have adequate funds available to it under its existing credit facility to carry out its strategy or that the Company will be able to make any mandatory principal payments required by the lenders under such facility. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources" and "Description of Revolving Credit Facility."

EFFECTS OF LEVERAGE AND RESTRICTIVE DEBT COVENANTS

     As of June 30, 1997, after giving effect to the Offerings and the application of the estimated net proceeds therefrom, the Company would have had total indebtedness for money borrowed of approximately $125 million and a debt-to-capitalization ratio of 49%. The Company intends to incur additional indebtedness for money borrowed in the future under the Revolving Credit Facility as it executes its strategy for acquisition, exploration and development of crude oil and natural gas reserves. Moreover, although the Indenture will contain covenants that limit the incurrence by the Company and its subsidiaries of additional indebtedness, such limitations are subject to a number of important qualifications and exceptions. See "Description of Notes -- Certain Covenants." The level of the Company's leverage from time to time could have important consequences to holders of the Notes, including the Company's ability to obtain additional financing for working capital, capital expenditures, acquisitions or general corporate purposes, and the Company's ability to adjust to changing market conditions, may be impaired in the future.

     At present the Company is (and following the Offerings the Company will continue to be) subject to a number of significant covenants that, among other things, restrict the ability of the Company to dispose of assets, incur additional indebtedness, repay other indebtedness, pay dividends, enter into certain investments or acquisitions, repurchase or redeem capital stock, engage in mergers or consolidations or engage in certain transactions with subsidiaries and affiliates and that otherwise restrict corporate activities. There can be no assurance that such restrictions will not adversely affect the Company's ability to finance its future operations or capital needs or engage in other business activities that may be in the interest of the Company. In addition, the Revolving Credit Facility requires the Company to maintain compliance with certain financial ratios. The ability of the Company to comply with such ratios may be affected by events beyond the Company's control. A breach of any of these covenants or the inability of the Company to comply with the required financial ratios could result in a default under the Revolving Credit Facility. In the event of any such default, all borrowings outstanding under the Revolving Credit Facility, together with accrued interest and other fees, could be declared due and payable and the Company could be required to sell assets and apply all of its available cash to repay such borrowings. If the indebtedness under the Revolving Credit Facility, the Notes or any other indebtedness of the Company were to be accelerated, there can be no assurance that the assets of the Company would be sufficient to repay such indebtedness in full. See "Description of Revolving Credit Facility."

RISKS OF HEDGING TRANSACTIONS

     The Company regularly enters into hedging transactions for its crude oil and natural gas production and expects to continue to do so in the future. Such transactions may limit potential gains by the Company if crude oil and natural gas prices were to rise substantially over the price established by the hedges and may expose the Company to the risk of financial loss in certain circumstances, including possibly instances where the Company's production is less than expected or there is an unexpected event materially affecting prices. The crude oil and natural gas swap agreements generally provide for the Company to receive or make counterparty payments based upon the differential between a fixed price and a variable indexed price. The Company is exposed to the credit risk of nonperformance by counterparties to its hedging contracts. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Results of Operations."

POSSIBLE LIMITATIONS ON NET OPERATING LOSS CARRYFORWARDS

     At December 31, 1996, Coho Resources, Inc. ("CRI"), a subsidiary of the Company, had regular federal income tax net operating loss carryforwards of $67.2 million and federal alternative minimum tax net operating loss carryforwards of $15.4 million. The value of the carryforwards depends on the ability of CRI and its subsidiaries to generate federal taxable income. For alternative minimum tax purposes, only 90% of alternative minimum taxable income (i.e., federal taxable income with adjustments) in any given year may be offset against the alternative minimum tax net operating loss carryforwards.

     The availability of these carryforwards to reduce future federal taxable income of CRI and its subsidiaries is subject to various limitations under applicable United States tax rules. In particular, the use of such carryforwards would be restricted if certain changes in the ownership of the Company and, indirectly, CRI occur (such as the issuance or exercise of rights to acquire Common Stock, changes in the holdings of 5-percent shareholders (as defined in Treasury Regulations) or the offering of Common Stock in certain circumstances) during any three-year period resulting in more than a 50 percentage point aggregate change in the beneficial ownership of the Company.

     In the event of such a change in the beneficial ownership of the Company,
Section 382 of the Internal Revenue Code of 1986, as amended (the "Code"), would impose an annual limitation on the amount of taxable income of CRI and its subsidiaries which may be offset by CRI's net operating loss carryforwards. The limitation is generally the amount equal to the product of the fair market value of the equity of CRI immediately before such ownership change and a percentage approximately equal to the yield on long-term, tax exempt bonds during the month in which the ownership change occurs.

     Although no assurance can be made, the Company believes that the Equity Offering, when combined with other changes in the ownership of the Company during the past three years, will not result in an ownership change of the Company (or CRI) for purposes of Section 382 of the Code. However, future acquisitions and dispositions of Common Stock of the Company by new or existing 5-percent shareholders of the Company (such as the exercise of outstanding stock options) or issuances of Common Stock by the Company, when combined with similar transactions that have occurred in the past three years, could result in such a change and cause the limitations of Section 382 to become applicable to CRI.

COMPETITION

     The crude oil and natural gas exploration, development and production business is highly competitive. A large number of companies and individuals engage in drilling for crude oil and natural gas and there is a high degree of competition for desirable crude oil and natural gas properties suitable for drilling, for attracting and retaining quality personnel and for materials and third-party services essential for their exploration and development. The principal competitive factors in the acquisition of crude oil and natural gas properties include the staff and data necessary to identify, investigate and purchase such properties and the financial resources necessary to acquire and develop them. Many of the Company's competitors for such properties, personnel, materials and services have greater financial and other resources than the Company. See "Business and Properties -- Competition."

REGULATION

     The Company's business is regulated by certain federal, state and local laws and regulations relating to the development, production, marketing, transportation and storage of crude oil and natural gas, as well as the protection of the environment and employee health and safety. Specifically, Coho is subject to legislation regarding emissions into the environment, water discharges, storage and disposal of solid and hazardous wastes, and the remediation of contamination caused by releases of regulated substances. In addition, legislation has been enacted that requires well and facility sites to be abandoned and reclaimed to the satisfaction of state authorities. Permits are required for certain of the Company's operations, and these permits are subject to modification, renewal and revocation by issuing authorities. Governmental authorities have the power to enforce compliance with applicable laws and regulations, and violations may result in civil or criminal penalties, the curtailment or cessation of operations, or both. Although compliance with these laws, regulations and permits has not had a material adverse effect on the Company's operations or financial condition to date, such laws and regulations change frequently, and the Company is unable to predict the ultimate cost of compliance. Such cost could be substantial. There can be no assurance that present or future regulation will not adversely affect the Company's exploration and development for, or the production and marketing of, crude oil and natural gas. In addition, because the Company acquires interests in properties that have been operated in the past by others, it may be liable for environmental damage caused by such former operators. See "Business and Properties -- Governmental Regulations."

DEPENDENCE ON KEY PERSONNEL

     The Company believes that its current operations and future prospects are dependent to a significant extent upon the efforts of several members of its senior management team. The loss of the services of certain of these key individuals could have an adverse effect upon the Company.

SUBORDINATION

     The Notes will be subordinated in right of payment to all existing and future Senior Indebtedness of the Company, which includes all indebtedness under the Revolving Credit Facility. As of June 30, 1997, after giving effect to the Offerings and the application of the proceeds therefrom, the Company would have had no Senior Indebtedness outstanding and would have had up to $150 million available under the Revolving Credit

Facility, which, if borrowed, would be Senior Indebtedness. The Company currently conducts business through its subsidiaries. Claims of creditors of the Company's subsidiaries, including trade creditors, secured creditors and creditors holding indebtedness and guarantees issued by such subsidiaries, and claims of preferred stockholders (if any) of such subsidiaries, generally will have priority with respect to the assets and earnings of such subsidiaries over the claims of creditors of the Company, including holders of the Notes, even if such obligations do not constitute Senior Indebtedness of such subsidiaries. However, the Notes will be guaranteed by certain subsidiaries of the Company. See "Description of the Notes -- Subsidiary Guaranties." Such guarantees, however, will be subordinate in right of payment to any Senior Indebtedness of such subsidiaries. Although the Indenture will limit the incurrence of Indebtedness and preferred stock of certain subsidiaries, such limitation is subject to a number of significant qualifications. Moreover, the Indenture will not impose any limitation on the incurrence by subsidiaries of liabilities that are not considered indebtedness under the Indenture. See "Description of the Notes -- Certain Covenants -- Limitation on Indebtedness."

     The obligations of each Subsidiary Guarantor (as defined herein) under its guaranty will be senior subordinated obligations. As such, the rights of holders of the Notes to receive payment by a Subsidiary Guarantor will be subordinated in right of payment to the rights of holders of Senior Indebtedness of such Subsidiary Guarantor. The terms of the subordination with respect to the Company's obligations under the Notes will apply equally to a Subsidiary Guarantor and the obligations of such Subsidiary Guarantor under its guaranty.

     In the event of liquidation, dissolution, reorganization, bankruptcy or any similar proceeding regarding the Company, the assets of the Company will be available to pay obligations on the Notes only after the Senior Indebtedness of the Company has been paid in full. Accordingly, there may not be sufficient funds remaining to pay amounts due on all or any of the Notes. In addition, the subordination provisions of the Indenture will provide that no cash payment may be made with respect to the Notes during the continuance of a payment default under any Senior Indebtedness of the Company. Furthermore, if certain non-payment defaults exist with respect to certain Senior Indebtedness of the Company, the holders of such Senior Indebtedness will be able to prevent payments on the Notes for certain periods of time. See "Description of the Notes -- Ranking."

PAYMENT UPON A CHANGE OF CONTROL

     Upon the occurrence of a Change of Control, each holder of the Notes may require the Company to repurchase all or a portion of such holder's Notes at 101% of the principal amount of the Notes, together with accrued and unpaid interest to the date of repurchase. The Indenture will require that, prior to such a repurchase, the Company must either repay all outstanding Senior Indebtedness or obtain any required consents to such repurchase. If a Change of Control were to occur, the Company may not have the financial resources to repay all of the Senior Indebtedness, the Notes and any other indebtedness that would become payable upon the occurrence of such Change of Control. See "Description of the Notes -- Certain Covenants -- Change of Control."

LACK OF PUBLIC MARKET

     The Notes are a new issue of securities for which there is currently no trading market. The Company does not intend to apply for a listing of the Notes on a securities exchange. The Underwriters have advised the Company that they currently intend to make a market in the Notes, although the Underwriters are not obligated to do so, and any market making with respect to the Notes may be discontinued at any time without notice. See "Underwriters." There can be no assurance as to the liquidity of any market that may develop for the Notes, the ability of the holders of the Notes to sell their Notes or the price at which such holders would be able to sell their Notes. If a market were to exist, the Notes could trade at prices that may be lower than the initial offering price thereof depending on many factors, including prevailing interest rates and the markets for similar securities, general economic conditions and the financial condition and performance of, and prospects for, the Company.

CONCENTRATION OF CUSTOMERS

     During 1996, the Company derived approximately 66% and 15% of its operating revenues from EOTT Energy Corp. and Mid Louisiana Marketing Company (which was formerly a wholly owned subsidiary of the Company that was sold on April 3,
1996), respectively. While the Company believes that its relationships with these customers is good, any loss of revenue from these customers due to nonpayment or late payment by the customer would have an adverse effect on the Company's results of operations.

                           FORWARD-LOOKING STATEMENTS

     This Prospectus includes certain statements that may be deemed to be "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). All statements, other than statements of historical facts, included in this Prospectus that address activities, events or developments that the Company expects, projects, believes or anticipates will or may occur in the future, including such matters as crude oil and natural gas reserves, future acquisitions, future drilling and operations, future capital expenditures, future production of crude oil and natural gas and future net cash flow are forward-looking statements. These statements are based on certain assumptions and analyses made by management of the Company in light of its experience and its perception of historical trends, current conditions, expected future developments and other factors it believes are appropriate in the circumstances. Such statements are subject to a number of assumptions, risks and uncertainties, including the risk factors discussed herein, general economic and business conditions, prices of crude oil and natural gas, the business opportunities (or lack thereof) that may be presented to and pursued by the Company, changes in laws or regulations and other factors, many of which are beyond the control of the Company. Prospective investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.

                                EQUITY OFFERING

     Concurrently with this Offering, the Company and the Selling Shareholders are offering 5,000,000 shares and 3,584,482 shares, respectively, of Common Stock to the public. In addition, in the Equity Offering, the Selling Shareholders have granted the underwriters an option to purchase up to 1,287,672 additional shares of Common Stock to cover over-allotments. The consummation of this Offering is conditioned upon the simultaneous closing of the Equity Offering; however, the Equity Offering is not conditioned upon the consummation of this Offering.

                                USE OF PROCEEDS

     The net proceeds to be received by the Company from this Offering are estimated to be $121.6 million, after deducting underwriting discounts and commissions and other estimated offering expenses. Concurrent with this Offering, the Company is offering 5,000,000 shares of its Common Stock. This Offering is conditioned on the consummation of the Equity Offering; however, the closing of the Equity Offering is not conditioned upon the closing of this Offering. The Company intends to use the total net proceeds of the Offerings (estimated to be $167.2 million) to fund a portion of the Company's capital expenditure program. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources." Initially, however, such net proceeds will be used to reduce borrowings under the Revolving Credit Facility. The undrawn balance under the Revolving Credit Facility will then be available for capital expenditures and general corporate purposes, including the acquisition of additional producing crude oil and natural gas properties. Amounts borrowed under the Revolving Credit Facility were used to finance acquisitions of crude oil and natural gas properties, development and exploitation activities and for general corporate purposes, and bear interest, at the option of the Company, at prime or LIBOR plus a margin premium based on a ratio, calculated on a rolling four quarter basis, of consolidated indebtedness to EBITDA, with the highest applicable margin being 1.50% (currently 1.375%). The Revolving Credit Facility remains outstanding until January 1, 2000, at which time the outstanding advance will convert to a term loan.

                                 CAPITALIZATION

     The following table sets forth as of June 30, 1997 (i) the actual capitalization of the Company and (ii) the capitalization of the Company as adjusted to give effect to the Offerings. See "Use of Proceeds." This table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements included elsewhere in this Prospectus.

                                                                   JUNE 30, 1997
                                                              -----------------------
                                                                          AS ADJUSTED
                                                                            FOR THE
                                                               ACTUAL      OFFERINGS
                                                              --------    -----------
                                                                  (IN THOUSANDS)
Cash and cash equivalents...................................  $    936     $ 35,838
                                                              ========     ========
Long-term debt:
  Revolving Credit Facility(a)..............................  $132,298     $     --
    % Senior Subordinated Notes Due 2007....................        --      125,000
  Other long term debt......................................        52           52
                                                              --------     --------
          Total long-term debt..............................   132,350      125,052
                                                              --------     --------
Shareholders' equity:
     Preferred stock, $0.01 par value, 10,000,000 shares
      authorized, none issued...............................        --           --
     Common stock, $0.01 par value, 50,000,000 shares
      authorized, 20,443,899 issued and outstanding,
      25,443,899 shares as adjusted(b)......................       204          254
  Additional paid-in capital................................    84,092      129,627
  Retained earnings.........................................       932          932
                                                              --------     --------
          Total shareholders' equity........................    85,228      130,813
                                                              --------     --------
               Total capitalization.........................  $217,578     $255,865
                                                              ========     ========

---------------

(a) At June 30, 1997, after giving effect to the temporary repayment of indebtedness with the proceeds of the Offerings, the Company would have had borrowing base availability under the Revolving Credit Facility of $150 million. Actual amounts include $2.3 million of letters of credit issued pursuant to the Revolving Credit Facility to secure repayment of certain promissory notes. These promissory notes were repaid on August 18, 1997, from advances under the Revolving Credit Facility, and the letters of credit were released. Currently, the amount borrowed under the Revolving Credit Facility is approximately $140 million.

(b) Excludes 2,569,678 shares subject to outstanding options under the Company's stock option plans.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The following selected consolidated financial data for each of the three years in the period ended December 31, 1996 are derived from, and are qualified by reference to, the Company's audited Consolidated Financial Statements included elsewhere herein. The following selected consolidated financial data for each year of the two year period ended December 31, 1993 are derived from, and are qualified by reference to, the Company's audited consolidated financial statements not included herein. The selected consolidated financial data for the six-month periods ended June 30, 1996 and 1997 are derived from the unaudited consolidated financial statements of the Company included elsewhere herein and, in the opinion of management, include all adjustments, consisting of normal recurring accruals, necessary for a fair presentation of the data presented. The results for the six months ended June 30, 1997 are not necessarily indicative of results for the full year. The information presented below should be read in conjunction with Coho's Consolidated Financial Statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere herein.

                                                                                                           SIX MONTHS
                                                             YEAR ENDED DECEMBER 31,                     ENDED JUNE 30,
                                             -------------------------------------------------------   -------------------
                                               1992       1993        1994        1995        1996       1996       1997
                                             --------   --------    --------    --------    --------   --------   --------
                                                          (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS AND RATIOS)
INCOME STATEMENT DATA:
Operating revenues:
  Net crude oil and natural gas
    production.............................  $ 26,915   $ 28,263    $ 26,464    $ 40,903    $ 54,272   $ 25,305   $ 29,521
                                             --------   --------    --------    --------    --------   --------   --------
Operating expenses:
  Crude oil and natural gas production.....     5,603      7,164       7,840      10,514      11,277      5,541      6,113
  Taxes on oil and gas production..........     1,647      1,609       1,532       1,943       2,598      1,266      1,070
  General and administrative expenses......     2,779      2,997       3,435       5,400       7,264      3,299      3,623
  Other expenses(a)........................        --     21,000         973          --          --         --         --
  Depletion and depreciation...............     7,773     10,677       9,989      14,717      16,280      7,885      8,960
                                             --------   --------    --------    --------    --------   --------   --------
        Total operating expenses...........    17,802     43,447      23,769      32,574      37,419     17,991     19,766
                                             --------   --------    --------    --------    --------   --------   --------
Operating income (loss)....................     9,113    (15,184)      2,695       8,329      16,853      7,314      9,755
Interest and other income..................       124         87         218          92       1,012        510        149
Interest expense...........................     3,270      3,571       4,190       8,140       8,476      4,233      4,682
Earnings (loss) from continuing operations
  before income taxes......................     5,967    (18,668)     (1,277)        281       9,389      3,591      5,222
Income tax expense (benefit)...............     2,330     (5,219)       (303)        112       3,483      1,453      2,037
                                             --------   --------    --------    --------    --------   --------   --------
Earnings (loss) from continuing
  operations...............................  $  3,637   $(13,449)   $   (974)   $    169    $  5,906   $  2,138   $  3,185
                                             ========   ========    ========    ========    ========   ========   ========
Net earnings (loss)........................  $  3,637   $(13,449)   $ (1,654)   $  1,780    $  5,906   $  2,138   $  3,185
                                             ========   ========    ========    ========    ========   ========   ========
Preferred dividends........................  $     --   $     --    $     86    $    944    $     --   $     --   $     --
Net earnings (loss) from continuing
  operations per common share..............       .31      (1.12)       (.07)       (.02)        .29        .11        .15
Net earnings (loss) per common share.......  $    .31   $  (1.12)   $   (.12)   $    .05    $    .29   $    .11   $    .15
Weighted average common and common shares
  equivalent outstanding...................    11,847     12,013      14,190      17,932      20,457     20,337     20,991
OTHER FINANCIAL DATA:
Cash flow from operations(b)...............  $ 14,352   $ 12,248    $  7,928    $ 19,227    $ 26,351   $ 11,793   $ 14,407
EBITDA(c)..................................    16,886     15,493      12,684      23,046      33,133     15,199     18,715
Capital expenditures.......................    26,341     24,122      19,503      29,970      52,384     24,199     33,294
Cash provided (used) by operating
  activities...............................    16,924     13,572        (682)     12,835      16,847     10,329     17,321
Cash provided (used) by investing
  activities...............................   (26,341)   (22,923)    (31,624)    (29,336)    (31,810)       213    (28,205)
Cash provided (used) by financing
  activities...............................     9,750     10,029      29,983      16,318      15,397    (11,563)     9,956
SELECTED RATIOS:
Ratio of earnings to fixed charges(d)......       2.8x        NM(e)       NM(e)       NM(e)      2.1x       1.8x       2.1x
Ratio of EBITDA to interest expense........       5.2x       4.3x        3.0x        2.8x        3.9x       3.6x       4.0x
Ratio of long-term debt to EBITDA..........       3.1x       3.5x        6.8x        4.7x        3.7x       3.2x(f)      3.5x(f)
BALANCE SHEET DATA (AT END OF PERIOD):
Working capital (deficit)..................  $  1,790   $    871    $ (2,379)   $ 14,433    $  6,662   $ (6,068)  $ (2,118)
Total assets...............................   111,292    104,286     196,970     204,042     230,041    200,691    247,284
Long-term debt(g)..........................    52,000     54,000      86,311     107,403     122,777     95,959    132,350
Redeemable preferred stock.................        --         --      16,125          --          --         --         --
Total shareholders' equity.................    49,158     44,279      56,416      74,321      81,466     76,496     85,228

---------------

(a) Amount for 1993 reflects the writedown in carrying value of crude oil and natural gas properties ($20,000) and reorganization costs ($1,000). Amount for 1994 reflects restructuring expenses.

(b) Cash provided by operating activities before working capital adjustments.

(c) Earnings before interest, taxes, depreciation, depletion and amortization. EBITDA in 1993 has not been reduced for the recognition of noncash charges relating to the writedown in carrying value of crude oil and natural gas properties. EBITDA should not be considered as an alternative to, or more meaningful than, net income or cash flow as determined in accordance with generally accepted accounting principles as an indicator of the Company's operating performance or liquidity.

(d) For purposes of determining the ratio of earnings to fixed charges, earnings are defined as earnings from continuing operations before income taxes, plus fixed charges. Fixed charges consist of interest expense, amortization of debt expense, and pretax preferred stock dividends.

(e) The ratio is not meaningful for the years ended December 31, 1993, 1994 and 1995 because earnings were inadequate to cover fixed charges in those years by $18,668, $1,390 and $1,289, respectively.

(f) EBITDA for these periods has been annualized.

(g) Excludes current maturities of long-term debt.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion should be read in conjunction with the Company's Consolidated Financial Statements included elsewhere herein. Certain information contained herein, including information with respect to the Company's plans and strategy for its business, are forward-looking statements. Prospective investors should carefully consider the factors set forth under the caption "Risk Factors" for a discussion of important factors that could cause actual results to differ materially from the forward-looking statements contained in this Prospectus.

COMPANY HISTORY

     The Company was incorporated in June 1993 under the laws of the State of Texas and conducts a majority of its operations through CRI. Prior to September 29, 1993, CRI was a publicly held company of which Coho Resources Limited ("CRL"), a publicly held Alberta, Canada company, held a 68% ownership interest. As a result of a reorganization of the Company effective on September 29, 1993, CRI and CRL became wholly owned subsidiaries of Coho Energy, Inc.

     In December 1994, the Company acquired all of the capital stock of Interstate Natural Gas Company ("ING"). ING, through its subsidiaries, was a privately held natural gas producer, gatherer and pipeline company operating in Louisiana and Mississippi. As a result of the acquisition of ING, Coho acquired approximately 86 Bcf of natural gas reserves, with natural gas production in December 1994 of 20 MMcf per day primarily from the Monroe field in north Louisiana. Additionally, the ING acquisition included approximately 1,000 miles of gathering systems in the Monroe field and a 167 mile long interstate pipeline (operating as the Mid Louisiana Gas Company) and certain intrastate pipeline facilities. Consideration paid by the Company for the acquisition of ING was $20 million cash, the assumption of net liabilities of $3.3 million (excluding deferred taxes), 2,775,000 shares of the Common Stock and 161,250 shares of redeemable preferred stock (which preferred shares were exchanged on August 30, 1995 for 3,225,000 shares of Common Stock), having an aggregate stated value of $16.1 million. The acquisition of ING was accounted for using the purchase method.

     In April 1996, ING sold all of the stock of three wholly owned subsidiaries that comprised its natural gas marketing and transportation segment to an unrelated third party for cash of $19.5 million, the assumption of net liabilities of approximately $2.3 million and the payment of taxes of up to $1.2 million generated as a result of the tax treatment of the transaction. The marketing and transportation segment is accounted for as discontinued operations herein.

GENERAL

     The Company seeks to acquire controlling interests in underdeveloped crude oil and natural gas properties and attempts to maximize reserves and production from such properties through relatively low-risk activities such as development drilling, multiple completions, recompletions, workovers, enhancement of production facilities and secondary recovery projects. The Company's only operating revenues are crude oil and natural gas sales with crude oil sales representing approximately 75% of production revenues and natural gas sales representing approximately 25% of production revenues during 1995, 1996 and the first six months of 1997. Operating revenues increased from $26.9 million in 1992 to $54.3 million in 1996 and have continued to increase to $29.5 million for the six months ended June 30, 1997 primarily due to an increase in production volumes from successful development and exploration activities in the Company's existing Mississippi fields and due to the December 1994 acquisition of the Monroe natural gas field and the August 1995 acquisition of the Brookhaven field. The Company believes its recent exploration success in the Brookhaven field coupled with the recent 3-D seismic surveys at Laurel and Martinville should provide development and exploration opportunities and continued growth in production and reserves.

     The Company also strives to maintain a low cost structure through asset concentration, such as in the interior salt basin of Mississippi. Asset concentration permits operating economies of scale and leverages operational, technical and marketing capabilities. Production costs (including lease operating expenses and production taxes) per BOE have decreased from $4.11 and $4.62 in 1992 and 1993, respectively, to $3.88 and $3.83 in 1996 and the first six months of 1997, respectively.

     The price received by the Company for crude oil and natural gas may vary significantly during certain times of the year due to the volatility of the crude oil and natural gas market, particularly during the colder winter and hot summer months. As a result, the Company has entered, and expects to continue to enter, into forward sale agreements or other arrangements for a portion of its crude oil and natural gas production to hedge its exposure to price fluctuations. While the Company's hedging program is intended to stabilize cash flow and thus allow the Company to plan its capital expenditure program with greater certainty, such hedging transactions may limit potential gains by the Company if crude oil and natural gas prices were to rise substantially over the price established by the hedge. Because all hedging transactions are tied directly to the Company's crude oil and natural gas production and natural gas marketing operations, the Company does not believe that such transactions are of a speculative nature. Gains and losses on these hedging transactions are reflected in crude oil and natural gas revenues at the time of sale of the related hedged production. Any gain or loss on the Company's crude oil hedging transactions is determined as the difference between the contract price and the average closing price for West Texas Intermediate ("WTI") crude oil on the New York Mercantile Exchange ("NYMEX") for the contract period. Any gain or loss on the Company's natural gas hedging transactions is generally determined as the difference between the contract price and the average settlement price on NYMEX for the last three days during the month in which the hedge is in place. Consequently, hedging activities do not affect the actual price received for the Company's crude oil and natural gas.

     The Company also controls the magnitude, quality and timing of its capital expenditures by obtaining high working interests in and operating its properties. At June 30, 1997, the Company owned an average working interest of 96% in, and operated over 99% of, its producing properties.

RESULTS OF OPERATIONS

     SELECTED OPERATING DATA

                                                                     SIX MONTHS ENDED
                                      YEAR ENDED DECEMBER 31,            JUNE 30,
                                   -----------------------------    ------------------
                                    1994       1995       1996       1996       1997
                                   -------    -------    -------    -------    -------
PRODUCTION:
  Crude oil (Bbl/day)............    5,416      5,966      6,742      6,612      7,084
  Natural gas (Mcf/day)..........    1,836     19,431     18,160     17,938     19,583
     BOE (Bbl/day)...............    5,722      9,205      9,769      9,602     10,348
AVERAGE SALES PRICES:
  Crude oil (per Bbl)............  $ 12.86    $ 13.62    $ 16.42    $ 15.71    $ 17.03
  Natural gas (per Mcf)(a).......     1.55       1.59       2.07       1.96       2.17
PER BOE DATA:
  Production costs(b)............  $  4.49    $  3.71    $  3.88    $  3.90    $  3.83
  Depletion......................     4.78       4.38       4.55       4.51       4.78
PRODUCTION REVENUES (IN
  THOUSANDS):
  Crude oil......................  $25,427    $29,654    $40,527    $18,902    $21,826
  Natural gas....................    1,037     11,249     13,745      6,403      7,695
                                   -------    -------    -------    -------    -------
     Total production revenues...  $26,464    $40,903    $54,272    $25,305    $29,521
                                   =======    =======    =======    =======    =======

---------------

(a) Natural gas prices are net of fuel costs used in gas gathering.

(b) Includes lease operating expenses and production taxes, exclusive of general and administrative costs.

SIX MONTHS ENDED JUNE 30, 1997 COMPARED WITH SIX MONTHS ENDED JUNE 30, 1996

     Operating Revenues. During the first six months of 1997, production revenues increased 17% to $29.5 million as compared to $25.3 million for the same period in 1996. This increase was principally due to a 7% increase in crude oil production, a 9% increase in natural gas production, and increases in the prices received for crude oil and natural gas (including hedging gains and losses discussed below) of 8% and 11%, respectively.

     The 9% increase in daily natural gas production is primarily a result of the continued positive response from the Company's development efforts in the Martinville and Brookhaven fields. The 7% increase in daily crude oil production during the first half of 1997 is due to significant production increases made in the Martinville, Soso and Brookhaven fields, with production increasing by 201%, 49% and 81%, respectively. These production increases were partially offset by production decreases in the Summerland and Laurel fields due to the unusually high frequency of weather-related power outages and mechanical problems during the first quarter of 1997. In addition, the Summerland field is experiencing normal production declines due to the maturity of the field.

     Average crude oil prices increased during the first half of 1997 compared to the same period in 1996 due to the strong demand for crude oil and higher oil prices in the first quarter of 1997 as compared to the first quarter of 1996. The posted price for the Company's crude oil averaged $19.35 per Bbl for the six months ended June 30, 1997, a 2% increase over the average posted price of $19.04 per Bbl experienced in the first six months of 1996. The price per Bbl received by the Company is adjusted for the quality and gravity of the crude oil and is generally lower than the posted price.

     The realized price for the Company's natural gas, including hedging gains and losses, increased 11% from $1.96 per Mcf in the first six months of 1996 to $2.17 per Mcf in the first six months of 1997, due to increased heating needs during the winter season and an overall tightening of supply and demand in the market.

     Production revenues for the six months ended June 30, 1997 included crude oil hedging losses of $396,000 ($.31 per Bbl) compared to crude oil hedging losses of $1.3 million ($1.09 per Bbl) for the same period in 1996. Production revenues in 1997 also included natural gas hedging gains of $86,000 ($.02 per Mcf) compared with natural gas hedging losses of $1.1 million ($0.33 per Mcf) for the same period in 1996. Additionally, the Company has entered into certain arrangements which fix a minimum WTI price per Bbl of $19.00 and a maximum WTI price of $23.90 for 4,000 Bbls of production per day through December 31, 1997. The Company also has 920,000 MMbtu of natural gas production hedged over the July through September 1997 period at an average price of $2.35 per MMbtu.

     Interest and other income decreased to $149,000 in the first half of 1997 from $510,000 in 1996 primarily due to $472,000 of interest earned during 1996 on the receivable from the sale of the marketing and pipeline segment of operations, partially offset by $137,000 of interest received in the first quarter of 1997 on a federal tax refund.

     Expenses. Production expenses (including production taxes) were $7.2 million for the first six months of 1997 compared to $6.8 million for the first six months of 1996. This increase primarily reflects additional production volumes. On a BOE basis, production costs decreased to $3.83 per BOE in 1997 compared to $3.90 per BOE in 1996 for the six month periods.

     General and administrative costs increased 10% between the comparable six month periods from $3.3 million in 1996 to $3.6 million in 1997, primarily due to staff additions to handle the increased drilling and recompletion activity.

     Interest expense increased 11% for the six month period ended June 30, 1997 compared to the same period in 1996, due to higher borrowing levels during 1997 as compared to 1996.

     Depletion and depreciation expense increased 14% to $9.0 million for the six months ended June 30, 1997 from $7.9 million in 1996. These increases are primarily the result of increased production volumes and an increased rate per BOE, which increased to $4.78 in 1997, compared with $4.51 for the comparable six month period in 1996. The depletion and depreciation rate decreased from $5.05 per BOE in the first quarter of 1997 to $4.54 per BOE in the second quarter of 1997 primarily due to significant reserve additions from the exploration success in the Brookhaven field.

     The Company's net earnings for the six months ended June 30, 1997 were $3.2 million, as compared to net earnings of $2.1 million for the same period in 1996 for the reasons discussed above.

YEAR ENDED DECEMBER 31, 1996 COMPARED WITH YEAR ENDED DECEMBER 31, 1995

     Operating Revenues. During 1996, production revenues increased 33% to $54.3 million as compared to $40.9 million in 1995 (including hedging gains and losses discussed below). This increase was principally due to increases of 13% in crude oil production, 21% in crude oil prices and 30% in natural gas prices which were slightly offset by a 6% decrease in natural gas production.

     The 13% increase in daily crude oil production for 1996 to 6,742 Bbls is primarily a result of continued development activity, including recompletions and workovers on existing wells and drilling new wells and waterflood operations in the Martinville, Soso and Summerland fields and waterflooding and exploration success in Martinville. In addition, 1996 includes crude oil production from the Brookhaven field for the entire year as compared to only five months in 1995. Natural gas production for 1996 was 6% lower than 1995, primarily due to operational problems associated with the natural gas gathering system caused by unusually cold, wet weather during the winter months of 1996. Although the Monroe gas field (the Company's primary gas field) is experiencing normal production declines, production from new development wells in the field should offset such declines absent the operational problems discussed above.

     In 1996, the posted price for the Company's crude oil averaged $20.23 per Bbl, a 21% increase over the average posted price of $16.73 experienced in 1995. The crude oil prices received by the Company during 1996 increased more significantly than the average posted price because the Company amended its marketing arrangements for the sale of substantially all of its crude oil during 1995 and again in March 1996, to improve the price and resultant revenues it receives for its crude oil.

     The price for the Company's natural gas, including hedging gains and losses, increased 30% in 1996 compared to 1995 due to increased demands for natural gas.

     Production revenues for 1996 included crude oil hedging losses of $4.7 million ($1.92 per Bbl) compared to crude oil hedging losses of $.6 million ($.27 per Bbl) in 1995. Production revenues in 1996 also included natural gas hedging losses of $1.2 million ($.18 per Mcf) compared with natural gas hedging gains of $1.0 million ($.15 per Mcf) in 1995.

     Interest and other income increased to $1.0 million in 1996 from $92,000 in 1995 due to $472,000 of interest earned during 1996 on the receivable from the sale of the marketing and pipeline segment of operations and due to an unrealized gain of $450,000 on marketable securities.

     Expenses. Production expenses were $13.9 million in 1996 compared to $12.5 million for 1995. This increase primarily reflects additional production volumes. On a BOE basis, production costs increased to $3.88 per BOE in 1996 compared to $3.71 per BOE in 1995, primarily due to an increase of $.15 per BOE in production taxes as a result of higher crude oil and natural gas prices.

     General and administrative expenses increased 35% in 1996 to $7.3 million, primarily due to increased compensation and employee related costs attributable to staff additions made during the last half of 1995 and during 1996 to handle the increased drilling and recompletion activity. Additionally, 1996 expenses include an estimated bonus accrual of approximately $812,000 associated with the Company's 1996 bonus plan, which is awarded based on the Company's after tax return on equity for the year. As a result of these increases, general and administrative expenses per BOE increased 26% from $1.61 in 1995 to $2.03 in 1996.

     Depletion and depreciation expense increased 11% to $16.3 million in 1996. This increase is primarily the result of increased production volumes. The depletion rate per BOE in 1996 increased 4% to $4.55 compared with $4.38 for 1995.

     Interest expense increased 5% to $8.5 million in 1996 from $8.1 million in 1995 due to higher borrowing levels, which were partially offset by a decrease in interest rates. Borrowing levels increased by $2.0 million to $105.4 million prior to the paydown of $20.5 million on April 3, 1996 from the proceeds of the natural gas pipeline sale discussed under "-- Liquidity and Capital Resources." Since April, borrowing levels have increased by $35.6 million to $120.5 million to fund increased drilling activities. The average interest rate paid on outstanding indebtedness under the Company's Revolving Credit Facility was 7.6% in 1996, compared to 8.4% in 1995.

     The Company's net operating loss carryforwards ("NOLs") for United States and Canadian federal income tax purposes were approximately $71 million at December 31, 1996 and expire between 1997 and 2010. Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS 109") requires that the tax benefit of such NOLs be recorded as an asset to the extent that management assesses the utilization of such NOLs to be "more likely than not." It is expected that future reversals of existing taxable temporary differences will generate taxable amounts sufficient to utilize the majority of the NOLs prior to their expiration. A valuation allowance has been established with respect to approximately $9 million of these NOLs as it is uncertain whether they will be utilized before they expire. See "Risk Factors -- Possible Limitations on Net Operating Loss Carryforwards."

     The Company's net earnings in 1996 were $5.9 million, as compared to $1.8 million in 1995 (including $1.6 million of income from discontinued operations) for the reasons discussed above.

YEAR ENDED DECEMBER 31, 1995 COMPARED WITH YEAR ENDED DECEMBER 31, 1994

     Operating Revenues. During 1995, production revenues increased 55% to $40.9 million as compared to $26.5 million in 1994. This increase was principally due to increased natural gas production, a 10% increase in crude oil production and a 6% increase in crude oil prices received.

     The 10% increase in daily crude oil production for 1995 to 5,966 Bbls was primarily a result of the continued positive response from the Company's waterflood projects in the Laurel field, particularly in the Rodessa formation, as well as results from increased drilling at Summerland, where four wells were drilled in the last half of 1994 and first half of 1995. The significant increase in natural gas production, to approximately 19.4 MMcf per day, reflected the Company's acquisition of ING in December 1994 and ING's production from the Monroe field in north Louisiana. While Coho had very little natural gas production prior to the acquisition, the Company's production profile during 1995 was 65% crude oil and 35% natural gas.

     Crude oil prices increased significantly during the first half of 1995 compared to the same period in 1994 and were reasonably stable for the balance of 1995. The posted price for the Company's crude oil averaged $16.73 per Bbl for 1995, an 8% increase over the average posted price of $15.55 per Bbl experienced in 1994. The price per Bbl received by the Company is adjusted for the quality and gravity of crude oil and is generally lower than the posted price. The crude oil prices received by the Company during 1995 did not increase as significantly as the average posted price because the price recorded by the Company includes the effects of the hedging gains and losses discussed below. During 1995, the Company amended certain of its marketing arrangements for the sale of substantially all of its crude oil. The new sales agreement reduced the spread between the posted price and the price received by the Company by approximately $.75 per Bbl, resulting in a net increase in revenues to the Company. This change was effective during the second quarter of 1995.

     The price for natural gas deteriorated during the first nine months of 1995 from 1994 year end prices. Mild winter weather across the United States and delayed summer temperature increases reduced demand during the normally higher volume heating and cooling seasons, and prices reflected this reduced demand. During the fourth quarter of 1995, demand increased and natural gas prices responded. In 1995, the average price per Mcf of natural gas received by the Company was $1.59.

     Production revenues for 1995 included crude oil hedging losses of $593,000 ($.27 per Bbl), while production revenues for 1994 included crude oil hedging gains of $1.1 million ($.54 per Bbl). Production revenues in 1995 also include natural gas hedging gains of $1.0 million ($.15 per Mcf).

     Expenses. Production expenses (including production taxes) were $12.5 million in 1995 compared to $9.4 million in 1994. This increase reflects additional production volumes. On a BOE basis, production costs decreased to $3.71 per BOE in 1995 compared to $4.49 per BOE in 1994. This decrease was the result of increased natural gas production in 1995, which typically has lower operating costs than crude oil wells, and increased crude oil production volumes, which also tend to reduce costs on a BOE basis.

     General and administrative costs increased substantially in 1995 to $5.4 million compared to $3.4 million in 1994. This increase was a result of increased staff to administer the production operations acquired in the ING acquisition. General and administrative expenses were $1.61 per BOE in 1995 and $1.64 per BOE in 1994. During 1995, in connection with the rationalization of operations following the ING acquisition, the Company effected 41 of 42 planned employee terminations and paid termination benefits totalling $2.1 million, which were offset against a restructuring charge which was accrued in 1994.

     Interest expense increased to $8.1 million in 1995 from $4.2 million in 1994. This increase was primarily due to higher borrowing levels related to the acquisition of ING in December 1994, as well as the Company's ongoing capital expenditure program. Advances under the Company's Revolving Credit Facility were $103.4 million (excluding gas storage loans) at December 31, 1995, compared to $86 million at December 31, 1994. The general increase in interest rates also contributed to the increase in interest costs for the period. The average interest rate paid on outstanding indebtedness under the Company's Revolving Credit Facility was 8.4% in 1995, compared to 6.8% in 1994.

     Depletion and depreciation expense increased 47% to $14.7 million in 1995 from $10.0 million in 1994, as a result of the ING acquisition and the resultant increased natural gas production volumes combined with the increased crude oil production volumes in 1995. The depletion rate per BOE decreased to $4.38 in 1995 as compared to $4.78 in 1994. The per BOE decrease results from lower depletion rates on the ING reserves and from additions in proved crude oil reserves associated with the Company's exploration and development activities.

     The Company's net income for 1995 was $1.8 million, including $1.6 million of income from discontinued marketing and transportation operations, as compared to a net loss of $1.7 million in 1994 for the reasons discussed above.

LIQUIDITY AND CAPITAL RESOURCES

     Capital Sources. Cash flow generated from operating activities for the six months ended June 30, 1996, and June 30, 1997, was $10.3 million and $17.3 million, respectively, and was $12.8 million and $16.8 million for the years ended December 31, 1995 and December 31, 1996, respectively. Production and price increases are the major factors contributing to the improved cash flow.

     At June 30, 1997, the Company had a working capital deficit of $2.1 million primarily due to current payables associated with drilling and recompletion activity which will be funded with cash flow from operations and borrowings under the Revolving Credit Facility. At December 31, 1996 the Company had working capital of $6.7 million primarily due to higher than normal crude oil and natural gas receivables as a result of new wells coming on line and due to investments in marketable securities.

     In April 1996, the Company's wholly owned subsidiary, ING, sold all of the stock of its wholly owned subsidiaries that comprised the Company's Louisiana natural gas marketing and transportation segment to an unrelated third party, for total consideration of approximately $23 million. The total consideration was comprised of $19.5 million in cash, the assumption of net liabilities of approximately $2.3 million (excluding deferred taxes) and the reimbursement for the payment of certain taxes of up to $1.2 million generated as a result of the tax treatment of the transaction. The cash proceeds from the sale were used to reduce amounts outstanding under the Company's Revolving Credit Facility.

     Under the Revolving Credit Facility, the lenders have a maximum commitment of $250 million. Additionally, the amount available to the Company in borrowing capacity for general corporate purposes ("Borrowing Base") is $150 million, with an additional $20 million immediately available to the Company to provide bridge financing for acquisitions. The revolving period terminates on January 1, 2000, at which time the loan converts to a term facility requiring quarterly principal repayments until fully repaid in 2003. The margin premium charged in excess of LIBOR for revolving Eurodollar advances is based on a ratio calculated on a rolling four-quarter basis of consolidated indebtedness to EBITDA. The margin is currently 1.375%, with the highest applicable margin being 1.50%. CRI is the borrower under the Revolving Credit Facility and the repayment of all advances is guaranteed by Coho Energy, Inc. and outstanding advances are secured by substantially all of the assets of the Company.

     At June 30, 1997, outstanding advances under the Company's Revolving Credit Facility were $130 million, all of which were classified as long term, and letters of credit outstanding aggregated $2.3 million to secure promissory notes issued in August 1995 relating to the acquisition of the Brookhaven field, leaving $17.7 million available thereunder.

     The Revolving Credit Facility contains certain financial and other covenants including (i) the maintenance of minimum amounts of shareholders' equity ($65 million plus 50% of accumulated consolidated net income beginning in 1994 for the cumulative period), (ii) maintenance of minimum ratios of cash flow to interest expense (2.5 to 1) as well as current assets (including unused borrowing base) to current liabilities (1 to 1), (iii) limitations on the Company's ability to incur additional debt and (iv) restrictions on the payment of dividends. At June 30, 1997 and December 31, 1996, shareholders' equity exceeded the minimum required under the Revolving Credit Facility by approximately $14.8 million and $12.6 million, respectively, and the ratios of current assets to current liabilities were 2.2 to 1 and 4.1 to 1, respectively. For the six months ended June 30, 1997 and the year ended December 31, 1996, the ratios of cash flow to interest expense were 4.5 to 1 and 4.3 to 1, respectively.

     Estimated net proceeds from the Offerings of $167.2 million will be used to fund a portion of the Company's capital expenditure programs including those planned for the last six months of 1997. Initially, such net proceeds may be used to repay all outstanding borrowings under the Company's Revolving Credit Facility and to provide working capital.

     Dividends. While the Company is restricted on the payment of dividends under the Revolving Credit Facility, dividends are permitted on Company equity securities provided (i) the Company is not in default under the Revolving Credit Facility; and (ii) (a) the aggregate sum of the proposed dividend, plus all other dividends or distributions made since February 8, 1994 do not exceed 50% of cumulative consolidated net income during the period from January 1, 1994 to the date of the proposed dividend; or (b) the ratio of total consolidated indebtedness (excluding accounts payable and accrued liabilities) to shareholders' equity does not exceed 1.6 to 1 after giving effect to such proposed dividend or (c) the aggregate amount of the proposed dividend, plus all other dividends or distributions made since February 8, 1994, do not exceed 100% of cumulative consolidated net income for the three fiscal years immediately preceding the date of payment of the proposed dividend. The indenture executed in conjunction with the Debt Offering will limit the Company's ability to pay dividends, primarily based on the level of the Company's outstanding indebtedness and primarily limited to 50% of consolidated net income earned after the date the Senior Subordinated Notes are issued. Although the Company has never paid a dividend on its Common Stock and has no plan to do so in the foreseeable future, the Company does not believe that the Revolving Credit Facility imposes an undue burden on the Company's ability to pay dividends.

     Capital Expenditures. During the first six months of 1997, the Company incurred capital expenditures of $33.3 million compared with $24.2 million for the first six months of 1996. The capital expenditures incurred during the first six months of 1997 were largely in connection with the continuing development efforts, including recompletions, workovers and waterfloods, on existing wells in the Company's Brookhaven, Laurel, Martinville and Soso fields. In addition during the first six months of 1997, the Company drilled 15 wells as follows: three producing crude oil wells in the Laurel field, one producing crude oil well and one dryhole in the Martinville field, one producing crude oil well in the Soso field, two producing crude oil wells and one producing natural gas well in the Brookhaven field, five producing natural gas wells in the Monroe field and one producing offshore natural gas well in the North Padre field. The Company also had four wells being drilled at June 30, 1997, one in each of the Brookhaven, Martinville, Laurel and North Padre fields. During 1996, the Company incurred capital expenditures of $52.4 million compared with $30.0 million for 1995.

Drilling activity increased significantly during 1996 over prior years. The Company drilled a total of 33 gross wells during 1996 as compared to 7 and 9 gross wells drilled in 1994 and 1995, respectively. The majority of the 1996 drilling activity was in the Martinville and Brookhaven fields with the drilling of 12 and 6 gross wells in each field respectively. The remaining 15 wells were drilled in the Monroe field (6 gross wells), the Laurel field (5 gross wells), the Summerland field (3 gross wells) and the Soso field (1 gross well). Additionally, 1996 capital expenditures include costs associated with a 37 square mile 3-D seismic program in the Laurel field. Approximately 38% of the capital spent in 1996 was associated with projects, primarily secondary recovery and 3-D seismic projects, which were not yet complete and therefore did not have an effect on daily production.

     General and administrative costs directly associated with the Company's exploration and development activities were $1.2 million and $1.5 million for the six months ended June 30, 1996 and 1997, respectively, and were $1.8 million and $2.5 million for the years ended December 31, 1995 and 1996, respectively, and were included in total capital expenditures.

     In June 1997, the Board of Directors approved a $10 million increase in the 1997 capital expenditure program to a total of $54 million, which includes the costs of drilling approximately 30 development wells and 9 exploratory wells during the full year. Management believes that, barring any significant acquisitions or other unforeseen capital requirements, funds provided by the Offerings, borrowings under the Revolving Credit Facility and cash flow from operations will be adequate to fund the anticipated capital expenditures and working capital needs of the Company through 1999. The Company has no material capital commitments and is consequently able to adjust the level of its expenditures as circumstances warrant.

                            BUSINESS AND PROPERTIES

OVERVIEW

     Coho Energy, Inc. is an independent energy company engaged, through its wholly owned subsidiaries in the development and production of, and exploration for, crude oil and natural gas. The Company's crude oil activities are concentrated principally in Mississippi, where it is that state's largest producer of crude oil. The Company's natural gas activities are concentrated principally in Louisiana, where it has a stable reserve base and production that should be maintainable with minimal incremental capital expenditures. At December 31, 1996, the Company's total proved reserves were 53.7 MMBOE with a Present Value of Proved Reserves of $417.1 million, approximately 76% of which were proved developed reserves. At December 31, 1996, approximately 65% of Coho's total proved reserves were comprised of crude oil and the Company's reserve-to-production ratio was approximately 15 years. At June 30, 1997, the Company owned an average working interest of 96% in, and operated over 99% of, its producing properties.

     The Company commenced operations in Mississippi in the early 1980s and to date has focused most of its development efforts in that area. Coho believes that the salt basin in central Mississippi offers significant long-term potential due to the basin's large number of mature fields with multiple hydrocarbon bearing horizons. The application of proven technology to these underexplored fields yields attractive, lower-risk exploitation and exploration opportunities. As a result of the attractive geology and the Company's experience in exploiting fields in the area, Coho has accumulated a three-year inventory of potential development drilling, secondary recovery and exploration projects in this basin. The Company believes that its concentration in this geographic area provides it with important competitive advantages such as its extensive databases, operational infrastructure and economies of scale.

     The Company's focus in the central Mississippi region has resulted in significant production, reserve and EBITDA growth. The Company's average net daily production has increased in each of the last five years from 4,819 BOE in 1992 to 10,717 BOE in the second quarter of 1997, representing a compound annual growth rate of 19.4%. Over the five-year period ended December 31, 1996, the Company discovered or acquired approximately 42.3 MMBOE of proved reserves at an average finding cost of $4.85 per BOE. Over the same period, the Company has replaced over 300% of its production. This increase in reserves from 24.1 MMBOE at year end 1991 to 53.7 MMBOE at year end 1996 represents a five-year compound annual growth rate of 17.4%. Consistent with the increase in production, EBITDA has increased from $16.9 million in 1992 to $36.6 million for the twelve-month period ended June 30, 1997.

OPERATIONS

     Coho has focused its operations on three main activities: conventional exploitation, secondary recovery and exploration. Each of these interrelated activities plays an important role in the Company's continuing production and reserve growth. Coho's operations are conducted primarily in the Brookhaven, Laurel, Martinville, Soso and Summerland fields in Mississippi, and the Monroe field in Louisiana.

     Conventional Exploitation. The Mississippi salt basin is characterized by the large number of formations that have been productive, as well as by the large number of wells that have been drilled over the past 50 years. These well histories provide considerable geological and reservoir information for use in further exploration and exploitation. In 1996, Coho spent $41 million of its total capital expenditures of $52 million on exploitation projects. As of June 30, 1997, Coho had ongoing exploitation projects in the Brookhaven, Laurel, Martinville, Soso and Summerland fields. Coho has been able to achieve significant production and reserve increases in these fields as a result of these efforts.

     Acquisition of mature underdeveloped and underexplored fields has been one of the key elements to the Company's strategy of building reserves and creating shareholder value. By capitalizing on its operating knowledge and technical expertise, the Company has been able to acquire properties and develop substantial additional low-cost reserves through increased spending on conventional development drilling opportunities. This strategy is illustrated in the Company's 1995 acquisition of the Brookhaven field in Mississippi. Less than 25% of the crude oil in place in the Tuscaloosa reservoir at Brookhaven has been recovered to date. Since acquiring this property, the Company has increased total daily field production to approximately 1,360 net BOE at June 30, 1997, from approximately 230 net BOE at the time of acquisition. Additionally, in June 1997, the Company announced that test results of the first two exploratory wells at Brookhaven have proven productive pay sands in three deeper formations. These wells commenced production in the second quarter of 1997.

     Secondary Recovery. Over the last three years, Coho has implemented 12 secondary recovery projects in the Mississippi salt basin. Six of these projects have been successfully developed and six are in the pilot phase. The six developed projects have increased production in these reservoirs by an average of 475%, have produced over 3.3 MMBbls and have 7.7 MMBbls of remaining proved reserves. These 11.0 MMBbls have an estimated finding and development cost of $2.86 per Bbl. In 1996, Coho spent $11.2 million of its total capital expenditure budget on secondary recovery projects. These projects have demonstrated strong production response and meaningful reserve additions. In addition, these projects incur low production costs due to existing field infrastructures and the ability to reinject produced water from current operations. Coho's secondary recovery projects in general produce higher gravity crude oil which is then blended with heavier crude oils from other reservoirs to yield higher price realizations. The Company believes opportunities exist for adding secondary recovery projects throughout the Company's current field inventory.

     Exploration. Because of the many productive formations in the Mississippi salt basin, dry hole risks are substantially reduced, improving exploration economics. The Company has drilled several successful exploration wells in the currently defined Brookhaven, Laurel and Martinville fields. Coho has recently expanded its exploration program and plans to allocate 28% of its 1997 capital budget to exploration. In 1995, Coho completed a 24-square mile 3-D seismic survey on the Martinville field. Based on this data, one successful exploratory well was completed in 1996 and two additional exploration wells are planned in 1997. In 1996, Coho completed a 37-square mile 3-D seismic survey encompassing the Laurel field, Coho's largest crude oil producing field, which currently has producing properties covering less than one square mile within the survey area. Based on initial interpretations, several exploration wells are planned for 1998, and a "look-alike" prospect west of the Laurel field has been identified. In addition to the exploratory success in Brookhaven mentioned above, the Company believes each of these fields has significant exploration reserve potential relative to the Company's reserve base.

BUSINESS STRATEGY

     The Company pursues a multifaceted growth strategy, as follows:

     Low Risk Field Development. The Company intends to maximize production and continue to increase reserves through relatively low-risk activities such as development/delineation drilling, including high-angle and horizontal drilling, multi-zone completions, recompletions, enhancement of production facilities and secondary recovery projects. Since 1994, the Company has drilled 57 development wells, of which 93% were completed successfully. The Company anticipates that approximately 72% of its total 1997 capital expenditure budget will be allocated to such relatively low-risk, high-return projects, including secondary recovery projects which will comprise approximately 29% of the total 1997 capital expenditure budget.

     Use of 3-D Seismic Technology. The Company intends to identify exploration prospects and develop reserves in the vicinity of its existing fields using technologies that include 3-D seismic technology. The Company first began using 3-D seismic technology in the Laurel field in Mississippi in 1983 and has recently shot two large 3-D seismic programs in and around its existing properties. These programs have produced an attractive inventory of exploration projects that the Company will continue to pursue. Approximately 28% of the Company's 1997 capital expenditures will be allocated to such exploration projects.

     Acquire Properties with Underdeveloped Reserves. The Company intends to acquire underdeveloped crude oil and natural gas properties, primarily in the interior salt basin of Mississippi, which have geological complexity and multiple producing horizons. Management believes that the Company's extensive experience in this area of Mississippi developed over the past 14 years should enable it to efficiently increase reserves and improve production rates in this geologically complex environment. For the month of June 1997, the Company's average daily production per well in Mississippi was 95 BOE, which was substantially higher than the domestic industry average of less than 12 BOE. Additionally, management believes that this experience gives the Company a significant competitive advantage in evaluating similarly situated acquisition prospects.

     Significant Control of Operations. Coho's strategy of increasing production and reserves through acquiring and developing faulted, multiple-zone fields requires the Company to develop a thorough understanding of the complex geological structures and maintain operational control of field development. Therefore, the Company strives to operate and obtain high working interests in all its properties. As of June 30, 1997, Coho operated over 99% of its producing properties with an average working interest of approximately 96%. This operating control, combined with the Company's significant technical and geological expertise in the Mississippi salt basin region, enables the Company to better control the magnitude, quality and timing of capital expenditures and field development.

     Geographic Focus. The Company has been able to maintain a low cost structure through asset concentration. At December 31, 1996, approximately 88% of the Company's Mississippi reserves was concentrated in four fields. Asset concentration permits operating economies of scale and leverages operational, technical and marketing capabilities. As a result, the Company has been able to achieve favorable average production costs of $3.83 per BOE and favorable cash margins of $10.00 per BOE for the six months ended June 30, 1997.

     The Company's principal executive office is located at 14785 Preston Road, Suite 860, Dallas, Texas 75240, and its telephone number is (972) 774-8300.

RECENT DEVELOPMENTS

     During the first half of 1997, the Company was focused principally on continuing development activities in the Company's Laurel, Martinville and Soso fields and exploration activity in the Brookhaven field. During the same time period, Coho drilled 15 new wells, 14 of which were successful, including three crude oil wells in the Laurel field, two exploration wells in the Brookhaven field and five natural gas wells in the Monroe field. The Company believes that events in the following three fields are among its most significant recent developments.

     Brookhaven. The Brookhaven field is one of several prolific fields in southwest Mississippi that have produced from the Tuscaloosa formation. In an attempt to establish commercial production below the Tuscaloosa, Coho drilled an exploration well for the Paluxy and Washita Fredericksburg formations at Brookhaven. This well encountered 14 potentially productive pay sands in the Washita Fredericksburg and Paluxy formations. A tested Paluxy sand flowed at 200 gross BOPD and a Washita Fredericksburg sand was tested and has flowed since May 28, 1997 at over 400 gross BOPD.

     The Company has also successfully tested a Rodessa natural gas exploration well. This well was brought on line on June 12, 1997 and continues to flow at approximately 2.6 MMcf of natural gas and 130 barrels of condensate per day.

     This activity has established significant exploration success for the Company. Since the original shallower Tuscaloosa formation covers 23 square miles, the Company believes that the size of the structure for deeper formations could be similar. Prior to the Company's recent deep success, only five penetrations deeper than the Tuscaloosa existed on this 23-square mile structure. Four of these penetrations were drilled during the 1940s and all five of these penetrations have shown that the Washita Fredericksburg and Paluxy reservoirs are extensive over the field.

     Laurel. The Company believes that the Laurel field, which covers less than one square mile and has, to date, produced approximately 19 MMBbls, has significant remaining potential for reserve and production growth. In order to better quantify and verify the potential in the currently defined Laurel field and the surrounding area, Coho commenced a 37-square mile 3-D seismic survey in 1996. A preliminary interpretation of the seismic data has been used in the drilling of four successful crude oil wells in the first half of 1997 to verify previously identified drilling locations. This data has increased the Company's confidence for several exploration plays in the Eutaw formation in the current Laurel field, the most productive formation in Mississippi. A new Laurel "look-alike" has exploration potential in the Tuscaloosa, Paluxy, Rodessa, Sligo and Hosston formations, and additionally in the Cotton Valley and Smackover formations. The data will continue to be analyzed and an exploration program is expected to evolve over 1998 and 1999.

     Martinville. Following the initial processing of 3-D seismic data, Coho drilled two Hosston-depth exploratory test wells in 1996. The Hosston has been the most prolific producing formation in the Martinville field, having produced approximately five MMBOE to date. A successful Hosston-depth well was drilled to the west of the existing field and a dry hole Hosston depth well was drilled to the north of the existing field. The successful Hosston well also found potential pay sands in the Rodessa and Sligo formations. This well was put on production in the Hosston formation in September 1996 at approximately 650 BOE per day and is currently flowing at 150 BOE per day having already produced 130 MBOE. This exploration discovery will result in further development during the latter part of 1997 and 1998. The 3-D seismic has indicated several exploration plays in the Smackover, Cotton Valley, Hosston, Rodessa and Eutaw formations. These plays will be further analyzed beginning in late 1997.

OIL AND GAS OPERATIONS

     PRINCIPAL AREAS OF ACTIVITY

     The following table sets forth, for Coho's major producing fields, average net daily production of crude oil and natural gas on a BOE basis for the six months ended June 30, 1996 and 1997 and for each of the years in the three-year period ended December 31, 1996 and the number of productive wells producing as of June 30, 1997, all of which are crude oil wells unless otherwise indicated:

                                 YEAR ENDED                SIX MONTHS
                                DECEMBER 31,             ENDED JUNE 30,
                           -----------------------   ----------------------
                           1994     1995     1996    1996         1997
                           -----    -----    -----   -----   --------------      NET                    AVERAGE
                                                                      % OF    PRODUCTIVE   PERCENTAGE   WORKING
          FIELD             BOE      BOE      BOE     BOE     BOE     TOTAL     WELLS       OPERATED    INTEREST
          -----            -----    -----    -----   -----   ------   -----   ----------   ----------   --------
Brookhaven,
  Mississippi............     --      130(a)   416     336      669      7%        23          100%         93%
Laurel, Mississippi......  3,100    3,470    3,317   3,579    3,048     29         37          100          92
Martinville,
  Mississippi............    440      343      580     358    1,290     13         22          100          95
Monroe, Louisiana(b).....    280(c) 3,097    2,892   2,869    2,818     27      2,654          100          96
Soso, Mississippi........    449      470      772     705    1,068     10         24          100          93
Summerland,
  Mississippi............  1,139    1,242    1,451   1,474    1,082     10         20          100          90
Other(d).................    314      453      341     281      373      4         13           73          62
                           -----    -----    -----   -----   ------    ---
        Total............  5,722    9,205    9,769   9,602   10,348    100%     2,793         99.9          96
                           =====    =====    =====   =====   ======    ===

---------------

(a) Calculated as a 365 day average; however, production total represents volume since the effective acquisition date (July 1, 1995).

(b) All gross and net wells located in Monroe, Louisiana are productive natural gas wells.

(c) Calculated as a 365 day average; however, production total represents volume since the effective acquisition date (December 8, 1994).

(d) Of the wells indicated, three wells are productive natural gas wells.

     Brookhaven Field, Mississippi. In 1995, the Company purchased a 93% working interest in the unitized Brookhaven Field covering more than 13,000 acres. At the time of acquisition, there were 11 active wells and 159 inactive wells. Proved reserves were 1.2 MMBOE and net production averaged approximately 230 BOE per day, producing only from the Tuscaloosa formation.

     Like other fields, Coho made the acquisition anticipating increased field-wide recoveries through development drilling, recompletions, secondary recovery and exploration. During its first year of ownership, the Company focused its efforts on expanding its understanding of the Tuscaloosa reservoir. As a result of its study, the Company identified and drilled five new well bores in the field in 1996. The five penetrations found unswept crude oil reserves associated with structural and stratigraphic complexity. Three of these penetrations were completed as commercial producers and two will be used as injectors to aid the secondary recovery operations.

     In addition to its exploitation success, the Company has had significant exploration success in the first half of 1997. In June, the Company announced that test results of the BFU 5-7 #1 exploratory well indicated pay sands in the Paluxy and Washita Fredricksburg formations. The well encountered approximately 180 net feet of pay in 11 Paluxy sands and three Washita Fredricksburg sands. A single Washita Fredricksburg sand was tested and flowed at over 400 gross BOPD and a tested Paluxy sand flowed at 200 gross BOPD. In addition, 28 additional feet of pay were indicated in the Tuscaloosa formation, even though this reservoir has been producing for more than fifty years. The Company is currently drilling an up-dip well from the BFU 5-7 #1 well and a down structure delineation well. The Company has also successfully tested a Rodessa exploration well. This geopressured Rodessa well is currently producing approximately 2.6 MMcf of gas and 130 barrels of condensate per day. The Company plans to drill an offset well to the Rodessa discovery during the last half of 1997. In total, average net daily production in the second quarter of 1997 was 860 BOE, an increase of 107% from the average net daily production in 1996.

     As a result of the exploration success at Brookhaven, the Company has leased approximately 6,500 net acres on a similar geologic structure near the existing Brookhaven field.

     Laurel Field, Mississippi. The Laurel field is a multi-pay geological setting with producing horizons from the Eutaw formation (approximately 7,500 feet) to the Hosston formation (approximately 13,500 feet). It is the Company's largest oil producing property and represents approximately 29% of Coho's total production on a BOE basis. At June 30, 1997, the field contained 40 wells producing from the Stanley, Christmas, Tuscaloosa, Washita-Fredricksburg, Paluxy, Mooringsport, Rodessa, Sligo and Hosston reservoirs. Proved crude oil reserves at Laurel totalled 14.6 MMBbls at December 31, 1996.

     The Company considers the Laurel field both an exploration and exploitation success. In 1983, at the time of the initial acquisition, the only then existing well in what is now the Laurel field had been operating for 24 years and was only producing 47 BOPD. Coho then proceeded to employ 3-D seismic technology to assist in defining the multi-pay zones in the field and commenced an extensive drilling program to increase primary production, utilizing a combination of vertical, high-angle, and horizontal drilling techniques.

     The Company has also implemented a successful secondary recovery program in a number of Laurel's producing reservoirs. In recent years, secondary recovery programs were started in the Mooringsport, Rodessa, Sligo and Tuscaloosa Stringer reservoirs. The response from the secondary recovery projects has been strong. In total, the secondary recovery projects have added over 6.3 MMBbls more to total reserves.

     In addition to the continued exploitation program, the Company is continuing an active exploration program at Laurel. In 1996, much of the Company's focus at Laurel was directed toward a mineral leasing program, permitting and surveying associated with shooting a 37-square mile 3-D seismic program. The results from this study will allow the Company to better evaluate the exploration potential within the Laurel field as it is currently defined, as well as to define significant exploration possibilities in the acreage surrounding the field.

     The average net daily production for the second quarter of 1997 from Laurel was 3,004 BOE, which was down approximately 10.4% compared to 1996 net daily production, as a result of the Company's redirection of water injection activities to optimize ultimate recoverable reserves from the multiple sands of the Rodessa reservoir. It is expected that production will continue to fluctuate as water breakthrough occurs in one sand layer and another sand layer is pressurized. As of August 1, 1997, the net daily production was approximately 3,500 BOE. Coho's average working interest is 92% in the 40 producing wells it operated in the Laurel field at year end 1996.

     Martinville Field, Mississippi. The Martinville field was originally discovered in 1957, and was acquired by Coho in April 1989. At the time of acquisition, Martinville was only producing 80 BOPD, while during the second quarter of 1997 it produced 1,475 BOPD. The field covers more than 7,400 acres, and currently has 17 producing wellbores. Like Laurel, the field is characterized by highly complex faulting and produces from multiple horizons. Coho currently has an average 95% working interest in the field.

     In late 1995, the Company conducted a 3-D seismic shoot over a 24-square mile area to enhance the Company's ability to exploit primary reserves through continued reservoir delineation and to develop secondary recovery projects in the Mooringsport, Rodessa and Sligo formations. In 1996, drilling commenced in the Rodessa and Sligo reservoirs and a full scale secondary recovery project was initiated in the Rodessa formation. As part of the secondary recovery project, 4 service wells and 3 producing wells were drilled with strong reservoir response. Reserves at the end of 1996 totaled 4.6 MMBOE, a 57% increase over proved reserves in 1995, and production during the second quarter of 1997 showed a 150% increase from 1996 average annual production.

     The data from the 3-D seismic shoot is also being utilized to further develop the exploration possibilities for the field. In 1996, two exploration wells were drilled, and one proved to be successful in the Hosston formation, with initial daily production flowing at 665 gross BOE. Other significant exploration possibilities exist in the shallow Eutaw formation (approximately 8,000 ft.) as well as the deep Cotton Valley, Smackover and Haynesville formations.

     Monroe Field, Louisiana. In December 1994, as part of the ING acquisition, the Company acquired a 98% working interest and operations in a major portion of the Monroe field. The field was discovered in 1916 and encompasses 25 townships, covering approximately 105,000 acres of fee mineral and leasehold acreage. The primary producing horizon is at a depth of approximately 2,900 feet. Average daily production during the second quarter of 1997 was 2,920 BOE, down slightly from 1996 average daily production primarily due to operational problems associated with seasonal but unusually high levels of flooding. In 1996, the Company initiated a shallow natural Sparta gas sand drilling program which led to six new shallow natural gas wells being drilled in the field at a depth of 250 to 900 feet each. This Sparta program, coupled with continued operating efficiencies and improved natural gas prices, resulted in December 31, 1996 net proved reserves of 97.5 Bcf of natural gas in the Monroe field, a 4% increase over December 31, 1995 proved reserves. Plans in 1997 include continuation of the Sparta drilling program and commencement of a 1,600 foot Wilcox drilling program.

     As part of the ING acquisition the Company also acquired a 100% interest in a natural gas gathering system located in the Monroe field in Louisiana, as well as certain other natural gas gathering systems in the Gulf Coast region. These gathering systems, which are all Company-operated, consist of over 1,000 miles of varying diameter pipe and 24 compressor units with a rated capacity of approximately 11,800 horsepower. In 1996, these systems gathered approximately
28.9 MMcf per day of Company-owned and third party natural gas. These gathering systems are operated through the Company's wholly owned subsidiaries, Coho Louisiana Gathering Company ("CLGC") and Coho Fairbanks Gathering Company ("CFGC").

     Soso Field, Mississippi. In mid-1990, the Company acquired a 90% working interest in the Soso field, which was originally discovered in 1945, and covers approximately 6,461 acres. At the time of acquisition by the Company, the field produced 255 BOPD. In the second quarter of 1997, the average daily production was 1,109 BOE, an increase of 43.7% over 1996 average daily production. Reserves at December 31, 1996 totaled 5.6 MMBOE, a 54% increase over year-end 1995.

     Soso is a large, geologically complex field which had already produced over 60 MMBOE at the time Coho acquired it. Also, like Brookhaven, Coho's detailed mapping of the field suggested that less than 25% of the total in-place crude oil had been recovered. Soso was acquired primarily for the opportunity to increase total recoverable reserves by another 5 to 15% through recompletions in existing wellbores, development drilling and secondary recovery projects.

     Most of the Company's early production growth at Soso was associated with workovers and recompletions on existing wells, and some development drilling; however, with the success of secondary recovery projects at Laurel and Martinville, the Company took a fresh look at the field, and since then, secondary recovery projects have been initiated in the Cotton Valley, Sligo and Rodessa formation. These projects have played a significant role in the threefold increase in daily production.

     Coho believes many more exploitation opportunities exist for primary as well as secondary reserves in this multi-reservoir field. Since the Soso field is associated with a deep salt feature like Laurel, Martinville and Brookhaven, deep exploration potential exists at the Smackover and Haynesville levels.

     Summerland Field, Mississippi. The Summerland field, discovered in 1959, is a broad, elongated, fault bounded anticline with productive intervals from the Tuscaloosa formation at approximately 6,000 feet to the Mooringsport formation at 12,500 feet. At June 30, 1997, the Company operated 22 producing wells and has an average working interest of 89.6% in this unitized field.

     The Company assumed operating control in November 1989. Recompletions, development drilling and the installation of higher volume artificial lift equipment increased net daily crude oil production from 415 BOPD (of which only 200 Bbls were economic) in 1989 at the date of acquisition, to 1,700 BOPD in June 1997. Net daily crude oil production in 1996 represented a 16.8% increase over 1995 production and was also the highest annual crude oil production in the 38 year life of the field. Average daily production during the second quarter of 1997 was 1,090, down 24.9% from 1996 average daily production.

     At December 31, 1996, the Summerland field had proved reserves of 5.8 MMBOE reflecting a 18% decline in reserves from year-end 1995. This decline in reserves was primarily associated with high production volumes during 1996 and the drilling of two unsuccessful wells in the Tuscaloosa formation. Summerland has some additional exploration possibilities from deep drilling in the Cotton Valley and Smackover formations.

     Other Domestic Properties. The Company also has working interests in other producing properties in Mississippi and Texas. Coho operates the Bentonia and Frio properties in Mississippi and owns non-operated working interests in the Glazier property in Mississippi, and a field in state waters offshore North Padre Island, Texas. As of December 31, 1996, these fields had combined net proved reserves of 3.8 MMBOE. The Company is in the process of selling the Frio properties.

     Tunisia, North Africa. Coho has an interest in two permits covering 1.5 million gross acres in Tunisia, North Africa that it acquired from its former Canadian parent company. During 1994, Coho and its joint interest partners conducted a seismic survey on both the onshore Anaguid and offshore Alyane permits in Tunisia. In October 1995, Coho and its partners drilled the first, an unsuccessful, exploratory well on its Anaguid permit in southern Tunisia. In early 1997, the Company conducted a 465 kilometer 2-D seismic program in a new area of the Anaguid permit. Coho is currently evaluating potential opportunities in the permit area and intends to drill a well in late 1997 or early 1998. Coho's estimated cost to drill this well is less than $2.0 million. The Company's current working interest is 50% in the Anaguid permit and 100% in the Alyane permit (up from 50% in 1995 due to the non-renewal of a 50% option by a third party).

     PRODUCTION

     The following table sets forth certain information regarding Coho's volumes, average prices received and average production costs associated with its sales of crude oil and natural gas for the six months ended June 30, 1996 and 1997 and for each of the years in the three-year period ended December 31, 1996:

                                                                      SIX MONTHS ENDED
                                         YEAR ENDED DECEMBER 31,          JUNE 30,
                                        --------------------------    ----------------
                                         1994      1995      1996      1996      1997
                                        ------    ------    ------    ------    ------
CRUDE OIL:
  Volumes (MBbls).....................   1,977     2,178     2,467     1,203     1,282
  Average sales price (per Bbl)(a)....  $12.86    $13.62    $16.42    $15.71    $17.03
NATURAL GAS:
  Volumes (MMcf)......................     670(b)  7,093     6,646     3,265     3,544
  Average sales price (per Mcf)(c)....  $ 1.55    $ 1.59    $ 2.07    $ 1.96    $ 2.17
AVERAGE PRODUCTION COST (PER
  BOE)(d).............................  $ 4.49    $ 3.71    $ 3.88    $ 3.90    $ 3.83

---------------

(a) Includes the effects of crude oil price hedging contracts. Price per Bbl before the effect of hedging was $12.32, $13.89 and $18.34 for the years ended December 31, 1994, 1995 and 1996, respectively, and $16.80 and $17.34 for the six months ended June 30, 1996 and 1997, respectively.

(b) Includes volumes from ING properties for the one month post-acquisition period.

(c) Includes the effects of natural gas price hedging contracts. Price per Mcf before the effect of hedging was $1.55, $1.44 and $2.24 for the years ended December 31, 1994, 1995 and 1996, respectively and $2.29 and $2.15 for the six months ended June 30, 1996 and 1997, respectively.

(d) Includes lease operating expenses and production taxes.

     DRILLING ACTIVITIES

     During the periods indicated, the Company drilled or participated in the drilling of the following wells, all of which were in the United States, except as otherwise indicated.

                                     YEAR ENDED DECEMBER 31,
                          ---------------------------------------------    SIX MONTHS ENDED
                              1994            1995            1996           JUNE 30, 1997
                          ------------    ------------    -------------    -----------------
                          GROSS    NET    GROSS    NET    GROSS    NET     GROSS        NET
                          -----    ---    -----    ---    -----    ----    ------      -----
  EXPLORATORY:
     Crude oil..........   --      --      --      --       1       1.0       1          1.0
     Natural gas........   --      --      --      --      --        --       1           .8
     Dry holes..........    1      .3       1*     .5*      1       1.0       1          1.0
  DEVELOPMENT:
     Crude oil..........    4      3.7      6      5.4     13      12.0       6          5.6
     Natural gas........   --      --       1      1.0      6       6.0       6          5.4
     Dry holes..........   --      --      --      --       4       3.7      --           --
     Service wells......    2      1.7      1      .9       8       7.5      --           --
                           --      ---     --      ---     --      ----      --         ----
          Total.........    7      5.7      9      7.8     33      31.2      15         13.8
                           ==      ===     ==      ===     ==      ====      ==         ====

---------------

* Well drilled in Tunisia

     RESERVES

     The following table summarizes the Company's net proved crude oil and natural gas reserves by field as of December 31, 1996, the most recent date for which reserve data is available, which have been reviewed by Ryder Scott.

                                                         CRUDE     NATURAL    NET PROVED
                                                          OIL        GAS       RESERVES
                                                        (MBBLS)    (MMCF)       (MBOE)
                                                        -------    -------    ----------
Brookhaven, Mississippi...............................    2,803        316       2,855
Laurel, Mississippi...................................   14,573        463      14,650
Martinville, Mississippi..............................    4,490        651       4,599
Monroe, Louisiana.....................................       --     97,545      16,257
Soso, Mississippi.....................................    5,640         --       5,640
Summerland, Mississippi...............................    5,849         --       5,849
Other.................................................    1,467     14,157       3,828
                                                         ------    -------      ------
          Total.......................................   34,822    113,132      53,678
                                                         ======    =======      ======

     At December 31, 1996, the Company had net proved developed reserves of 40,579 MBOE and net proved undeveloped reserves of 13,099 MBOE. The Present Value of Proved Reserves was $417.1 million, which represented $299.3 million for the proved developed and $117.8 million for the proved undeveloped reserves. At December 31, 1995, the Company reported total proved reserves of 48,777 MBOE and the Present Value of Proved Reserves was $268.6 million. This total represents an increase of 4,901 MBOE and $148.5 million in reserves and Present Value of Proved Reserves, respectively, at December 31, 1996. The increase was attributable to extensions and discoveries associated with the Company's efforts in Mississippi, the increase in posted crude oil prices and increased natural gas prices, as well as a new crude oil marketing contract which reduced the spread between the actual price received by Coho for its crude oil and posted prices.

     There are numerous uncertainties inherent in estimating quantities of proved crude oil and natural gas reserves, including many factors beyond the control of the Company. The estimates of the reserve engineers are based on several assumptions, all of which are to some degree speculative. Actual future production, revenues, taxes, production costs, development expenditures and quantities of recoverable crude oil and natural gas reserves might vary substantially from those assumed in the estimates. Any significant variance in these assumptions could materially affect the estimated quantity and value of reserves set forth herein. In addition, the Company's reserves might be subject to revision based upon actual production, results of future development, prevailing crude oil and natural gas prices and other factors. See "Risk Factors -- Uncertainty of Estimates of Reserves and Future Net Revenues."

     In general, the volume of production from crude oil and natural gas properties declines as reserves are depleted. Except to the extent Coho acquires additional properties containing proved reserves or conducts successful exploration and development activities, or both, the proved reserves of Coho will decline as reserves are produced. Future crude oil and natural gas production is, therefore, highly dependent upon the level of success in acquiring or finding additional reserves.

     For further information on reserves, costs relating to crude oil and natural gas activities and results of operations from producing activities, see "Supplemental Information Related to Oil and Gas Activities" appearing in note 16 to the Consolidated Financial Statements of the Company included elsewhere herein.

     ACREAGE

     The following table summarizes the developed and undeveloped acreage owned or leased by Coho at June 30, 1997:

                                                    DEVELOPED           UNDEVELOPED
                                                ------------------    ----------------
                                                 GROSS       NET      GROSS      NET
                                                -------    -------    ------    ------
Mississippi...................................   25,126     23,168    20,678    19,479
Louisiana.....................................  125,770    105,496     1,598     1,419
Texas.........................................    2,796      2,796     1,691     1,691
Offshore Gulf of Mexico.......................    5,760      2,269        --        --
                                                -------    -------    ------    ------
          Total...............................  159,452    133,729    23,967    22,589
                                                =======    =======    ======    ======

     The Company also holds a working interest in two exploratory permits in Tunisia, North Africa; an onshore permit covering 1,412,000 gross acres (50% working interest) and an offshore permit covering 115,000 gross acres (100% working interest).

TITLE TO PROPERTIES

     As is customary in the oil and gas industry, in certain circumstances, the Company makes only a limited review of title to undeveloped crude oil and natural gas leases at the time they are acquired by Coho. However, before the Company acquires crude oil and natural gas properties, and before drilling commences on any leases, the Company causes a thorough title search to be conducted, and any material defects in title are remedied to the extent possible. To the extent title opinions or other investigations reflect title defects, the Company, rather than the seller of the undeveloped property, is typically obligated to cure any such title defects at its expense. If Coho were unable to remedy or cure any title defect of a nature such that it would not be prudent to commence drilling operations on the property, the Company could suffer a loss of its entire investment in the property. The Company believes that it has good title to its crude oil and natural gas properties some of which are subject to immaterial encumbrances, easements and restrictions. The crude oil and natural gas properties owned by the Company are also typically subject to royalty and other similar non-cost bearing interests customary in the industry. The Company does not believe that any of these encumbrances or burdens will materially affect Coho's ownership or use of its properties.

COMPETITION

     The crude oil and natural gas industry is highly competitive. A large number of companies and individuals engage in drilling for crude oil and natural gas, and there is a high degree of competition for desirable crude oil and natural gas properties suitable for drilling, for attracting and retaining quality personnel and for materials and third-party services essential for their exploration and development. The principal competitive factors in the acquisition of crude oil and natural gas properties include the staff and data necessary to identify, investigate and purchase such properties and the financial resources necessary to acquire and develop them. Many of Coho's competitors are substantially larger and have greater financial and other resources than does Coho.

     The principal resources necessary for the exploration for, and the acquisition, exploitation, production and sale of, crude oil and natural gas are leasehold or freehold prospects under which crude oil and natural gas reserves may be discovered, drilling rigs and related equipment to explore for and develop such reserves and capital assets required for the exploitation and production of the reserves and knowledgeable personnel to conduct all phases of crude oil and natural gas operations. Coho must compete for such resources with both major oil companies and independent operators and also with other industries for certain personnel and materials. Although Coho believes its current resources are adequate to preclude any significant disruption of operations in the immediate future, the continued availability of such materials and resources to Coho cannot be assured.

CUSTOMERS AND MARKETS

     Substantially all of Coho's crude oil is sold at the wellhead at posted prices, as is the custom in the industry. In certain circumstances, natural gas liquids are removed from the natural gas produced by Coho and are sold by Coho at posted prices. During 1996 two purchasers of Coho's crude oil and natural gas, EOTT Energy Corp. ("EOTT") and Mid Louisiana Marketing Company, accounted for 66% and 15%, respectively, of Coho's receipt of operating revenues. In 1995 Amerada Hess Corporation ("Amerada") accounted for 66% of Coho's receipt of operating revenues. Subsequent to December 31, 1995, Amerada sold its Mississippi pipeline transportation and marketing assets to EOTT. Coho consented to Amerada's assignment of its short term contract to EOTT and entered into a new three-year crude oil purchase agreement with EOTT effective March 1, 1996. Under the crude oil purchase agreement Coho has committed the majority of its crude oil production in Mississippi to EOTT for a period of three years on a pricing basis of posting plus a premium.

     The natural gas produced in the Monroe field (approximately 17.4 MMcf per day in 1996) is sold either to industrial or jurisdictional customers along the interstate pipeline formerly owned by the Company or to industrial customers in the field that are connected to the gathering system. Generally, the Company sells its gas production at prices based on regional price indices, set on a month-to-month basis. Effective with the sale of the natural gas marketing and transportation companies, the Company entered into a long-term gas sales contract for its Monroe field gas to Mid Louisiana Marketing Company based on regional price indices set on a month-to-month basis, consistent with past operations.

     The price received by the Company for oil and gas may vary significantly during certain times of the year due to the volatility of the oil and gas market, particularly during the colder winter and hot summer months. As a result, the Company periodically enters into forward sale agreements or other arrangements for a portion of its crude oil and natural gas production to hedge its exposure to price fluctuations. Gains and losses on these forward sale agreements are reflected in crude oil and natural gas revenues at the time of sale of the related hedged production. While intended to reduce the effects of the volatility of the prices received for crude oil and natural gas, such hedging transactions may limit potential gains by the Company if crude oil and natural gas prices were to rise substantially over the price established by the hedge. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- General" and Note 1 to the Consolidated Financial Statements included elsewhere herein.

OFFICE AND FIELD FACILITIES

     The Company leases its executive and administrative offices in Dallas, Texas, consisting of 38,568 square feet, under a lease that continues through October 2000. The Company also leases a field office in Laurel, Mississippi covering approximately 5,000 square feet, under a non-cancelable lease extending through June 2000. The field office facilities in Fairbanks, Louisiana and Brookhaven, Mississippi are owned by the Company.

GOVERNMENTAL REGULATION

     Regulation of Crude Oil and Natural Gas Exploration and Production. Crude oil and natural gas exploration, development and production are subject to various types of regulation by local, state and federal agencies. Such regulations include requiring permits for the drilling of wells, maintaining bonding requirements in order to drill or operate wells, and regulating the location of wells, the method of drilling and casing wells, the surface use and restoration of properties upon which wells are drilled, and the plugging and abandonment of wells. The Company's operations are also subject to various conservation laws and regulations, including those of Mississippi, Louisiana and Texas wherein the Company's properties are located. These laws and regulations include the regulation of the size of drilling and spacing units or proration units, the density of wells that may be drilled, and unitization or pooling of crude oil and natural gas properties. In this regard, some states allow the forced pooling or integration of tracts to facilitate exploration while other states rely on voluntary pooling of land and leases. In addition, state conservation laws establish maximum rates of production from crude oil and natural gas wells, generally restrict the venting or flaring of natural gas, and impose certain requirements regarding the ratability of production. The effect of these regulations is to limit the amount of crude oil and natural gas the Company can produce from its wells and to limit the number of wells or the locations at which the Company can drill. Each state generally imposes a production or severance tax with respect to production and sale of crude oil, natural gas and natural gas liquids within their respective jurisdictions. For the most part, state production taxes are applied as a percentage of production or sales. Currently, the Company is subject to production tax rates of up to 6% in Mississippi and $0.02 per Mcf in Louisiana. In addition, the Company has been active in the adoption of legislation dealing with production and severance tax relief in Mississippi.

     Legislation affecting the crude oil and natural gas industry is under constant review for amendment and expansion. Also, numerous departments and agencies, both federal and state, are authorized by statute to issue and have issued rules and regulations binding on the crude oil and natural gas industry and its individual members, some of which carry substantial penalties for failure to comply. The regulatory burden on the crude oil and natural gas industry increases the Company's cost of doing business and, consequently, affects its profitability.

     Offshore Leasing. Certain of the Company's operations are located on federal crude oil and natural gas leases, which are administered by the United States Minerals Management Service (the "MMS"). Such leases are issued through competitive bidding, contain relatively standardized terms and require compliance with detailed MMS regulations and orders (which are subject to change by the MMS). For offshore operations, lessees must obtain MMS approval for exploration plans and development and production plans prior to the commencement of such operations. In addition to permits required from other agencies (such as the Coast Guard, the Army Corps of Engineers and the Environmental Protection Agency), lessees must obtain a permit from the MMS prior to the commencement of drilling. The MMS has promulgated regulations requiring offshore production facilities located on the Outer Continental Shelf ("OCS") to meet stringent engineering and construction specifications. Similarly, the MMS has promulgated other regulations governing the plugging and abandonment of wells located offshore and the removal of all production facilities. Under certain circumstances, the MMS may require any Company operations of federal leases to be suspended or terminated. To cover the various obligations of lessees on the OCS, the MMS generally requires that lessees or operators post substantial bonds or other acceptable assurances that such obligations will be met. The cost of such bonds or other surety can be substantial and there is no assurance that the Company can obtain bonds or other surety in all cases.

     In addition, the U.S. Court of Appeals for the D.C. Circuit recently ruled that the MMS can only collect royalties on gas that is produced, bought or sold, and cannot collect revenues from financial arrangements, such as take-or-pay settlements.

     In 1995, the MMS issued a notice of proposed rulemaking in which it proposed to amend its regulations governing the calculation of royalties and the valuation of natural gas produced from federal leases. The principal feature in the amendments, as proposed, would have established an alternative market index based method to calculate royalties on certain natural gas production sold to affiliates or pursuant to non-arm's-length sales contracts. The MMS proposed this rulemaking to facilitate royalty valuation in light of changes in the natural gas marketing environment. The MMS subsequently reopened the public comment period under the proposed rule due to the diversity of comments received under the proposed rule. As a result, the MMS outlined five options for alternatives to using gross proceeds as a basis for natural gas valuation. On April 22, 1997, the MMS withdrew its proposed rulemaking to amend such regulations. At the same time, the MMS solicited comments on two supplemental options for valuing natural gas produced from federal leases -- one being index-based and the other being based on the royalty collection practice in Norway by which royalty values are established by a "Petroleum Price Board." The MMS recently extended the period for public comments on the two supplemental options to September 22, 1997. In 1996, the MMS proposed a rulemaking to update transportation allowance regulations to reflect the changes in the natural gas industry due to FERC Order No. 636 unbundling. The rulemaking would clarify which costs are deductible from federal and Indian leases. The Final Rule is expected this year. The Company cannot predict what action the MMS will take on these matters, nor can it predict at this stage of the rulemaking proceeding how the Company might be affected by amendments to the regulations.

     Crude Oil Sales and Transportation Rates. Sales of crude oil and condensate can be made by Coho at market prices not subject at this time to price controls. In January 1997, the MMS proposed a rulemaking to modify the valuation procedures for arm's-length and non-arm's-length crude oil transactions. The intent of the rule is to decrease the reliance on posted prices and assign a value to crude oil that better reflects market value. On July 3, 1997, the MMS proposed changes to the previously proposed rulemaking. Comments on proposed changes were due by August 4, 1997. The price that the Company receives from the sale of these products is affected by the cost of transporting the products to market. The Energy Policy Act of 1992 directed the FERC to establish a "simplified and generally applicable" rate making methodology for crude oil pipeline rates. Effective as of January 1, 1995, the FERC implemented regulations establishing an indexing system for transportation rates for crude oil pipelines, which would generally index such rates to inflation, subject to certain conditions and limitations. The Company is not able to predict with certainty what effect, if any, these regulations will have on it, but other factors being equal under certain conditions, the regulations may tend to increase transportation costs or reduce wellhead prices for such commodities.

     Gathering Regulation. Under the Natural Gas Act (the "NGA"), facilities used for and operations involving the production and gathering of natural gas are exempt from FERC jurisdiction, while facilities used for and operations involving interstate transmission are not. The FERC's determination of what constitutes exempt gathering facilities, as opposed to jurisdictional transmission facilities, has evolved over time. Under current law even facilities which otherwise would have been classified as gathering may be subject to the FERC's rates and service jurisdiction when owned by an interstate pipeline company and when such regulation is necessary in order to effectuate FERC's Order No. 636 open-access initiatives. Respecting facilities owned by noninterstate pipeline companies, such as Coho Fairbanks Gathering Company
(CFGC) and Coho Louisiana Gathering Company (CLGC), the Company's gathering facilities, the FERC has historically distinguished between these types of activities on a very fact-specific basis which makes it difficult to predict with certainty the status of gathering facilities. On November 1, 1993, in Docket No. CP93-79-000, this uncertainty was settled by FERC with respect to the gathering facilities transferred from Mid Louisiana Gas Company, the Company's former interstate pipeline, to CFGC effective January 1, 1994, when FERC issued an order declaring the facilities to be nonjurisdictional gathering. On May 27, 1994, FERC affirmed its November 1, 1993 order in all material respects. On June 27, 1994, the Producer-Marketer Transportation Group Gathering Coalition and the Independent Petroleum Association of America (IPAA) filed a request for a rehearing of the May 27, 1994 order. On December 6, 1994, FERC issued a final order disallowing IPAA's request for rehearing. On December 9, 1994, IPAA filed a petition for review of the FERC orders in the U.S. Court of Appeals for the D.C. Circuit. This case is one in a series of cases that has delineated the FERC's gathering policy. Among other matters, the FERC slightly narrowed its statutory tests for establishing gathering status and reaffirmed that it does not have jurisdiction over natural gas gathering facilities and services and that such facilities and services are properly regulated by state authorities. As a result, natural gas gathering may receive greater regulatory scrutiny by state agencies. In addition, the FERC has approved several transfers by interstate pipelines of gathering facilities to unregulated gathering companies, including affiliates. This could allow such companies to compete more effectively with independent gatherers. Although these FERC orders delineating its new gathering policy are subject to court appeals, there has been only one definitive court decision to date. The U.S. Court of Appeals for the D.C. Circuit upheld the FERC's decision to not regulate gathering rates but found that its "default" contract requirement was unlawful as outside the FERC's jurisdiction. The court remanded the case to the FERC, which has not yet acted on remand. The U.S. Supreme Court declined to review the D.C. Circuit's decision. Management does not believe the ultimate resolution of these proceedings will have a material adverse effect on the financial condition of the company.

     State regulation of gathering facilities generally includes various safety, environmental and, in some circumstances, nondiscriminatory take requirements. While some states provide for the rate regulation of pipelines engaged in the intrastate transportation of natural gas, such regulation has not generally been applied against gatherers of natural gas. For historical reasons, however, certain of the gathering facilities owned by CLGC are subject to the jurisdiction of the Louisiana Department of Natural Resources ("LDNR") pursuant to its authority to regulate intrastate pipelines. Further, natural gas gathering may receive greater regulatory scrutiny following the pipeline industry restructuring under Order No. 636. Thus the Company's gathering operations could be adversely affected should they be subject in the future to the application of state or federal regulation of rates and services.

     Future Legislation and Regulation. The Company's operations will be affected from time to time in varying degrees by political developments and federal and state laws and regulations. In particular, crude oil and natural gas production operations and economics are affected by tax and other laws relating to the petroleum industry, by changes in such laws and by constantly changing administrative regulations. For example, the price at which natural gas may lawfully be sold has historically been regulated under the NGA. Only recently, with the deregulation of the last regulated price categories of natural gas on January 1, 1993, have free market forces been allowed to control the sales price of natural gas. Given the right set of circumstances, there is no guarantee that new regulations, similar or otherwise, would not be imposed on the production or sale of crude oil, condensate or natural gas. It is therefore impossible to predict the terms of any future legislation or regulations that might ultimately be enacted or the effects of any such legislation or regulations on the Company.

ENVIRONMENTAL REGULATIONS

     The Company's operations are subject to numerous laws and regulations governing the discharge of materials into the environment or otherwise relating to environmental protection. These laws and regulations may require the acquisition of a permit before drilling commences, restrict the types, quantities and concentration of various substances that can be released into the environment in connection with drilling and production activities, limit or prohibit drilling activities on certain lands lying within wilderness, wildlife refuges or preserves, wetlands and other protected areas, and impose substantial liabilities for pollution resulting from the Company's operations. Changes in environmental laws and regulations occur frequently, and any changes that result in more stringent and costly waste handling, disposal and clean-up requirements could have a significant impact on the operating costs of the Company, as well as the oil and gas industry in general. Management believes that the Company is in substantial compliance with current applicable environmental laws and regulations and that continued compliance with existing requirements will not have a material adverse impact on the Company.

     The Oil Pollution Act of 1990 (the "OPA") and regulations thereunder impose a variety of regulations on "responsible parties" related to the prevention of crude oil spills and liability for damages resulting from such spills in "waters of the United States." A "responsible party" includes the owner or operator of a facility or vessel, or the lessee or permittee of the area in which an offshore facility is located. The term "waters of the United States" has been broadly defined to include inland waterbodies, including wetlands, playa lakes, and intermittent streams. The OPA, as recently amended, requires the lessee or permittee of the offshore area in which a crude oil or natural gas facility is located to establish and maintain evidence of financial responsibility in the amount of $35.0 million to cover liabilities related to a crude oil spill for which such person is statutorily responsible. Prior to its amendment, the OPA required such lessee or permittee to maintain evidence of financial responsibility in the amount of $150.0 million, and the amended statute authorizes the President of the United States to increase the amount of financial responsibility to $150.0 million depending on the risks posed by the quantity of crude oil that is handled by the facility. On March 25, 1997, the MMS proposed regulations to implement the financial responsibility requirements under the OPA. The proposed regulations would use an offshore facility's worst case oil-spill discharge volume to determine if the responsible party must demonstrate increased financial responsibility. The Company cannot predict the final form of any financial responsibility regulations that will be adopted by the MMS, but the impact of any such regulations should not be any more adverse to the Company than it will be to other similarly situated companies.

     The OPA also imposes other requirements on responsible parties, such as the preparation of a crude oil spill contingency plan. The Company has such a plan in place. Failure to comply with the OPA's ongoing requirements or inadequate cooperation during a spill event may subject a responsible party to civil or criminal enforcement actions. As of this date, the Company is not the subject of any civil or criminal enforcement actions under the OPA.

     The Comprehensive Environmental Response, Compensation, and Liability Act ("CERCLA"), also known as the "Superfund" law, imposes liability, without regard to fault or the legality of the original conduct, on certain classes of persons that are considered to have contributed to the release of a "hazardous substance" into the environment. These persons include the owner or operator of the disposal site or sites where the release occurred and companies that disposed or arranged for the disposal of the hazardous substances found at the site. Persons who are or were responsible for releases of hazardous substance under CERCLA may be subject to joint and several liability for the costs of cleaning up the hazardous substances that have been released into the environment and for damages to natural resources, and it is not uncommon for neighboring landowners and other third parties to file claims for personal injury and property damage allegedly caused by the hazardous substances released into the environment. Currently, the Company does not own or operate CERCLA identified sites.

     The Resource Conservation and Recovery Act ("RCRA") is the principal federal statute governing the treatment, storage and disposal of hazardous wastes. RCRA imposes stringent operating requirements (and liability for failure to meet such requirements) on a person who is either a "generator" or "transporter" of hazardous waste or an "owner" or "operator" of a hazardous waste treatment, storage or disposal facility. At present, RCRA includes a statutory exemption that allows most crude oil and natural gas exploration and production wastes to be classified as non-hazardous waste. A similar exemption is contained in many of the state counterparts to RCRA. At various times in the past, proposals have been made to amend RCRA and various state statutes to rescind the exemption that excludes crude oil and natural gas exploration and production wastes from regulation as hazardous waste under such statutes. Repeal or modification of this exemption by administrative, legislative or judicial process, or through changes in applicable state statutes, would increase the volume of hazardous waste to be managed and disposed of by the Company. Hazardous wastes are subject to more rigorous and costly disposal requirements than are non-hazardous wastes. Any such change in the applicable statutes may require the Company to make additional capital expenditures or incur increased operating expenses.

     A sizable portion of the Company's operations in Mississippi is conducted within city limits. On an annual basis in order to obtain permits to conduct new drilling operations, the Company is required to meet certain tests of financial responsibility. The Company is conducting a voluntary program to remove inactive aboveground storage tanks from its well sites. Inactive tanks are replaced, as necessary, with newer aboveground storage tanks.

     Some states have enacted statutes governing the handling, treatment, storage and disposal of naturally occurring radioactive material ("NORM"). NORM is present in varying concentrations in subsurface and hydrocarbon reservoirs around the world and may be concentrated in scale, film and sludge in equipment that comes in contact with crude oil and natural gas production and processing streams. Mississippi legislation prohibits the transfer of property for residential or other unrestricted use if the property contains NORM above prescribed levels. The Company is voluntarily remediating NORM concentrations identified at the Brookhaven field in Mississippi. In addition, the Company is a defendant in several lawsuits brought in 1994 and 1996 by landowners alleging personal injury and property damage from NORM at various wellsite locations.

     Certain governmental agencies are presently studying whether the crude oil and natural gas industry's practice of utilizing mercury meters poses any potential problems that require more stringent regulation. Operators in the Monroe field have been asked to monitor their operations and assist in gathering data. During 1995, the Company voluntarily negotiated a remediation plan with the governmental agencies responsible for the two wildlife refuges in the Monroe field. Under the plan, the Company began removal of the mercury meters within the two wildlife refuges in 1996. The Company continues to cooperate with the other various agencies in their studies. At this time, the Company believes that minor mercury spillages and leaks may have occurred in the past. However, the Company believes that such spillages and leaks are less than the amounts reportable under prior or existing statues and laws. The Company makes a provision for future site restoration charges on a unit-of-production basis which is included in depletion and depreciation expense.

     Because the Company's strategy is to acquire interests in underdeveloped crude oil and natural gas properties many of which have been operated by others for many years, the Company may be liable for damage or pollution caused by the former operators of such crude oil and natural gas properties. The Company's operations are also subject to all of the risks normally incident to the operation and development of crude oil and natural gas properties and the drilling of crude oil and natural gas wells, including encountering unexpected formations or pressures, blowouts, cratering and fires, which could result in personal injuries, loss of life, pollution damage and other damage to the properties of the Company and others. Moreover, offshore operations are subject to a variety of operating risks peculiar to the marine environment, such as hurricanes or other adverse weather conditions, to more extensive governmental regulation, including regulations that may, in certain circumstances, impose strict liability for pollution damage, and to interruption or termination of operations by governmental authorities based on environmental or other considerations. The Company maintains insurance against certain losses or liabilities arising from its operations in accordance with customary industry practices and in amounts that management believes to be reasonable. However, insurance is either not available to the Company against all operational risks or is not economically feasible for the Company to obtain. The occurrence of a significant event that would impose liability on the Company that is either not insured or not fully insured could have a material adverse effect on the Company's financial condition and results of operations.

EMPLOYEES

     At July 31, 1997, Coho had 132 employees associated with its operations, including 27 field personnel in Mississippi and 40 field personnel in Louisiana. None of the Company's employees are represented by a union. The Company considers its employee relations to be satisfactory.

                                   MANAGEMENT

     The names of the executive officers and directors of the Company and certain information with respect to them are set forth below.

               NAME                 AGE                        POSITION
               ----                 ---                        --------
Jeffrey Clarke....................  52    President, Chief Executive Officer and Director
R.M. Pearce.......................  46    Executive Vice President and Chief Operating
                                          Officer
Eddie M. LeBlanc, III.............  48    Senior Vice President and Chief Financial Officer
Anne Marie O'Gorman...............  38    Senior Vice President Corporate Development and
                                            Corporate Secretary
Keri Clarke.......................  41    Vice President, Land and Environmental/Regulatory
                                            Affairs
R. Lynn Guillory..................  50    Vice President, Human Resources and Administration
Larry L. Keller...................  38    Vice President, Exploitation
Patrick S. Wright.................  41    Vice President, Operations
Susan J. McAden...................  40    Controller
Robert B. Anderson................  71    Director
Roy R. Baker......................  75    Director
Frederick K. Campbell.............  59    Director
Louis F. Crane....................  56    Director
Howard I. Hoffen..................  33    Director
Kenneth H. Lambert................  52    Director
Douglas R. Martin.................  52    Director
Carl S. Quinn.....................  66    Director
Jake Taylor.......................  50    Director

     Jeffrey Clarke has served as Chairman of the Company since October 1993 and as President and Chief Executive Officer of the Company since September 1993. Mr. Clarke served as Executive Vice President and Chief Operating Officer of CRI from May 1982 until May 1990, as President and Chief Operating Officer from May 1990 to October 1992 and as President and Chief Executive Officer of CRI since October 1992. He has served as Senior Vice President, Chief Operating Officer and a director of CRL since 1984 and has been engaged by CRL in various capacities since 1980. Jeffrey Clarke and Keri Clarke, Vice President, Land and Environmental/Regulatory Affairs of the Company, are brothers.

     R. M. Pearce has served as Executive Vice President and Chief Operating Officer of the Company since August 1995 and has been an officer of Coho since November 1993. From July 1991 to October 1993, Mr. Pearce served as President of GRL Production Services Company.

     Eddie M. LeBlanc, III joined the Company as Senior Vice President and Chief Financial Officer when the Company acquired ING on December 8, 1994. From the inception of ING in March 1992 through its acquisition by the Company, Mr. LeBlanc was Senior Vice President and Chief Financial Officer of ING. From August 1991 until March 1992, Mr. LeBlanc was an independent businessman.

     Anne Marie O'Gorman was appointed Senior Vice President Corporate Development in March 1996 having been Vice President, Corporate Development of Coho (and CRI, prior to September 1993) from August 1993. Ms. O'Gorman has been employed by CRI or CRL in various capacities since 1985. Ms. O'Gorman has served as Secretary of the Company since September 1993.

     Keri Clarke has served as Vice President, Land and Environmental/Regulatory Affairs of Coho (or CRI, prior to September 1993) since 1989. He has also been employed by CRL in various positions since 1981. Keri Clarke and Jeffrey Clarke are brothers.

     R. Lynn Guillory joined the Company as Vice President, Human Resources and Administration when the Company acquired ING. Mr. Guillory held that same position with ING since its inception in March 1992. From August 1991 until the inception of ING, Mr. Guillory was an independent businessman.

     Larry L. Keller has served as Vice President, Exploitation of Coho (or CRI, prior to September 1993) from August 1993 and has been employed in various engineering positions with CRI since July 1990.

     Patrick S. Wright joined Coho as Vice President, Operations in January 1996. From January 1991 until he joined Coho, Mr. Wright served in several managerial positions with Snyder Oil Corporation (an international oil and gas exploration and production company).

     Susan J. McAden joined the Company as Controller in February 1995. From September 1993 to February 1995, Ms. McAden was Vice President and Controller of Lincoln Property Company (a property development and management company). From November 1990 to September 1993, Ms. McAden was Chief Accounting Officer and Treasurer of Concap Equities, Inc. ("Concap") (the acting general partner for sixteen public real estate partnerships) and from November 1989 to November 1990, Ms. McAden was Vice President-Controller of Concap. Ms. McAden was an officer of Concap, within two years of the filing by seventeen real estate limited partnerships in which Concap served as general partner of petitions for reorganization under Chapter 11 of the U.S. Bankruptcy Code. The last case before the U.S. Bankruptcy Court was settled in July 1994.

     Robert B. Anderson has served as President of R. B. Anderson Energy Company (a private oil and gas and real estate company) since 1989.

     Roy R. Baker has been an independent consultant in the oil and gas industry since 1984.

     Frederick K. Campbell served as Vice Chairman of the Board of Directors of CRI from June 1990 until September 1993, served as a director of CRL from 1980 until September 1993 and served as CRL's Chairman of the Board from 1982 until June 1992. Mr. Campbell has served as Chairman of the Board and Chief Executive Officer of Campco International Capital Ltd. (private investment company) since 1984.

     Louis F. Crane has served as President and Chief Executive Officer of Orleans Capital (investment portfolio management firm) since November 1991. Mr. Crane is a director of Offshore Logistics Inc. and Columbia Universal Corp.

     Howard I. Hoffen has been a Principal since January 1996 and was a Vice President of Morgan Stanley & Co. Incorporated. Mr. Hoffen joined Morgan Stanley in 1985 and became a member of the Merchant Banking Division in 1986. Mr. Hoffen is currently a Vice President of the general partner of The Morgan Stanley Leveraged Equity Fund II, L.P. ("MSLEF II"), and a director of Amerin Guaranty Corporation and Catalytica Inc.

     Kenneth H. Lambert served as Chairman of the Board of Directors of CRI from 1980 until September 1993, as Chief Executive Officer of CRI from 1980 to 1992 and as President of CRI from 1980 to 1990. Mr. Lambert served as President and Chief Executive Officer of CRL from 1980 to June 1992, and as Chairman of the Board of CRL from June 1992 until September 1993. Mr. Lambert has served as President and Chief Executive Officer of Nugold Technology Ltd. (a private company dealing in the recovery of precious metals) since April 1993. Mr. Lambert is chairman of the board, president, chief executive officer and director of Edmonton International Industries Ltd. (a Canadian public investment holding company) and Chairman of the Board of Destination Resorts, Inc. (a Canadian public resort development corporation).

     Douglas R. Martin has served as Chairman of Pursuit Resources Corp. (a Canadian public oil and gas company) since September 1993. Mr. Martin served as Senior Vice President and Chief Financial Officer of CRI from May 1990 to August 1993. He served as CRL's Senior Vice President and Chief Financial Officer from April 1990 to August 1993.

     Carl S. Quinn served as Chairman of the Board, President and Chief Executive Officer of ING from its inception in March 1992 until its acquisition by the Company in December 1994. Mr. Quinn was Chairman of the Board, President and Chief Executive Officer of Arkla Exploration Company (an oil and gas company) from October 1989 through December 1991. Mr. Quinn is a director of Atmos Energy Corporation.

     Jake Taylor has been an independent financial consultant since 1989.

     Messrs. Hoffen and Quinn were elected to the Board of Directors upon the issuance of Common Stock and Series A Preferred Stock for the acquisition of ING. Each were designated to serve as directors of the Company by MSLEF II pursuant to the terms of the Registration Rights and Shareholder Agreement dated as of December 8, 1994 (the "ING Shareholder Agreement"), among MSLEF II and Quinn Oil Company Ltd. ("Quinn") (the previous stockholders of ING) and the Company.

                             PRINCIPAL SHAREHOLDERS

     The following table sets forth the beneficial ownership of Common Stock following the Offerings by (i) each person or entity who, to the knowledge of the Company, based on information received from or on behalf of such persons, will be the beneficial owner of more than 5% of the outstanding shares of Common Stock and (ii) all executive officers and directors of Coho as a group. Unless otherwise specified, such persons have sole voting power and sole dispositive power with respect to all shares attributable to him.

                                                               SHARES BENEFICIALLY
                                                                      OWNED
                                                                 AFTER OFFERING
                                                               -------------------
                  NAME OF BENEFICIAL OWNER                      NUMBER     PERCENT
                  ------------------------                     ---------   -------
The Morgan Stanley Leveraged Equity Fund II, L.P.(a)........   2,520,998     9.9%
All directors and executive officers as a group (18
  persons)(b)...............................................   3,313,799    13.0

---------------

(a) MSLEF II, Morgan Stanley Leveraged Equity Fund II, Inc. and Morgan Stanley, Dean Witter, Discover & Co. may each be deemed to have sole voting and dispositive power with respect to the 2,520,998 shares of Common Stock that were issued to MSLEF II in connection with the acquisition of ING and the payment of dividends in exchange for cancellation of the Company's Series A Preferred Stock in August 1995. If the overallotment option in the Equity Offering is exercised in full, the number and percentage of shares beneficially owned after the Offerings will be 1,350,440 shares and 5.3%.

(b) Includes 2,046,151 shares that may be acquired within 60 days upon the exercise of stock options held by all directors and executive officers as a group.

                            DESCRIPTION OF THE NOTES

GENERAL

     The Notes are to be issued under an Indenture, to be dated as of       ,
1997 (the "Indenture"), between the Company and        , as Trustee (the
"Trustee"). A copy of the form of Indenture is filed as an exhibit to the Registration Statement of which this Prospectus is a part. The following summary of certain provisions of the Indenture does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the Indenture and, the Notes including the definitions of certain terms therein and those terms made a part of the Indenture by the Trust Indenture Act of 1939, as amended.

TERMS OF THE NOTES

     The Notes will be unsecured senior subordinated obligations of the Company, initially limited to $125 million aggregate principal amount, and will mature on
            , 2007. The Notes will bear interest at the rate per annum shown on the cover page hereof from September , 1997, or from the most recent date to which interest has been paid or provided for, payable semiannually to Holders of
record at the close of business on the      or      immediately preceding the
interest payment date on      and      of each year, commencing      , 1998.
Interest on overdue principal and (to the extent permitted by law) on overdue installments of interest will accrue at 1% per annum in excess of such rate. Interest on the Notes will be computed on the basis of a 360-day year of twelve 30-day months.

     Principal of and interest on the Notes will be payable, and the Notes may be exchanged or transferred, at the office or agency of the Company in the Borough of Manhattan, The City of New York (which initially shall be the
corporate trust office of the Trustee, at      New York, New York      ), except
that, at the option of the Company, payment of interest may be made by check mailed to the address of the Holders as such address appears in the Note Register.

     The Notes will be issued only in fully registered form, without coupons, in denominations of $1,000 and any integral multiple of $1,000. No service charge shall be made for any registration of transfer or exchange of Notes, but the Company may require payment of a sum sufficient to cover any transfer tax or other similar governmental charge payable in connection therewith.

     Subject to the covenants described below under "-- Certain Covenants" and applicable law, the Company may issue additional Notes under the Indenture in an unlimited principal amount. The Notes offered hereby and any additional Notes subsequently issued would be treated as a single class for all purposes under the Indenture.

OPTIONAL REDEMPTION

     Prior to      , 2002, the Notes will be redeemable at the Company's option, in whole or in part, at any time or from time to time, upon not less than 30 nor more than 60 days' prior notice mailed by first-class mail to each Holder's registered address, at a redemption price (expressed as a percentage of principal amount) equal to the sum of the principal amount of such Notes plus the Applicable Premium thereon at the time of redemption (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date).

     The following definitions are used to determine the Applicable Premium:

     "Applicable Premium" means, with respect to a Note at any time, the greater of (i) 1.0% of the principal amount of such Note at such time and (ii) the excess of (A) the present value at such time of the principal amount plus all interest payments due on such Note, computed using a discount rate equal to the Treasury Rate plus two basis points, over (B) the principal amount of such Note at such time.

     "Treasury Rate" means the yield to maturity at the time of computation of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15(519) which has become publicly available at least two business days prior to the date fixed for repayment or, in the case of defeasance, prior to the date of deposit (or, if such Statistical Release is no longer published, any publicly available source of similar market data)) most nearly equal to the then remaining average life to Stated Maturity) of the Notes; provided, however, that if the average life to Stated Maturity of the Notes is not equal to the constant maturity of a United States Treasury security for which a weekly average yield is given, the Treasury Rate shall be obtained by linear interpolation (calculated to the nearest one-twelfth of a year) from the weekly average yields of United States Treasury securities for which such yields are given.

     From and after             , 2002, the Notes will be redeemable, at the
Company's option, in whole or in part, at any time or from time to time, upon not less than 30 nor more than 60 days' prior notice mailed by first-class mail to each Holder's registered address, at the following redemption prices (expressed in percentages of principal amount), plus accrued interest to the redemption date (subject to the right of Holders of record on the relevant record date to receive interest due on the relevant interest payment date), if
redeemed during the 12-month period commencing on      of the years set forth
below:

                                                            REDEMPTION
                          PERIOD                              PRICE
                          ------                            ----------
2002......................................................         %
2003......................................................
2004 and thereafter.......................................      100

     In addition, at any time and from time to time prior to         , 2000, the
Company may redeem in the aggregate up to 35% of the original principal amount of the Notes with the proceeds of one or more Equity Offerings following which there is a Public Market, at a redemption price (expressed as a percentage of
principal amount) of      % plus accrued interest to the redemption date
(subject to the right of Holders of record on the relevant record date to receive interest due on the relevant interest payment date); provided, however, that either at least $65,000,000 aggregate principal amount of the Notes must remain outstanding after each such redemption or such redemption must retire the Notes in their entirety and that such redemption occurs within 60 days following the closing of such Equity Offering.

     In the case of any partial redemption, selection of the Notes for redemption will be made by the Trustee on a pro rata basis, by lot or by such other method as the Trustee in its sole discretion shall deem to be fair and appropriate, although no Note of $1,000 in original principal amount or less shall be redeemed in part. If any Note is to be redeemed in part only, the notice of redemption relating to such Note shall state the portion of the principal amount thereof to be redeemed. A new Note in principal amount equal to the unredeemed portion thereof will be issued in the name of the Holder thereof upon cancellation of the original Note.

SINKING FUND

     There will be no sinking fund payments for the Notes.

SUBSIDIARY GUARANTEES

     CRI and each other Restricted Subsidiary of the Company (including Coho Louisiana Production Company, Coho Exploration, Inc., ING, Coho Fairbanks Gathering Company and Coho Louisiana Gathering Company and excluding each Exempt Foreign Subsidiary) that has total net assets (exclusive of the Capital Stock of another Restricted Subsidiary) as of the end of the most recent fiscal year (as set forth on the balance sheet of such Subsidiary prepared in accordance with
GAAP) equal to or greater than the greater of $2.5 million and one percent (1%) of Adjusted Consolidated Net Tangible Assets as of such date, will issue a Subsidiary Guaranty of the Notes as described herein. Each Subsidiary Guarantor, as primary obligor and not merely as surety, will irrevocably and unconditionally guarantee on a senior subordinated basis the performance and the punctual payment when due, whether at Stated Maturity, by acceleration or otherwise, of all the Obligations of the Company under the Indenture and the Notes (all such Obligations guaranteed by the Subsidiary Guarantors being herein called the "Guaranteed Obligations" and each such Subsidiary Guaranty being herein called a "Subsidiary Guaranty"). Each Subsidiary Guaranty will be limited in amount to an amount not to exceed the maximum amount that can, after giving effect to all other contingent and fixed liabilities of the applicable Subsidiary Guarantor, be guaranteed by such Subsidiary Guarantor without rendering such Subsidiary Guaranty voidable under applicable law relating to fraudulent transfer or fraudulent conveyance or similar laws affecting the rights of creditors generally. Each Subsidiary Guarantor will agree to pay, in addition to the amount stated above, any and all expenses (including reasonable counsel fees and expenses) incurred by the Trustee and the Holders in enforcing any rights under the Subsidiary Guaranty with respect to such Subsidiary Guarantor.

     Each Subsidiary Guaranty is a continuing guarantee and shall (a) remain in full force and effect until payment in full of all the Guaranteed Obligations,
(b) be binding upon the relevant Subsidiary Guarantor and (c) enure to the benefit of and be enforceable by the Trustee, the Holders and their successors, transferee and assigns.

     Pursuant to the Indenture, any Subsidiary Guarantor may consolidate with, merge with or into, or transfer all or substantially all its assets to any other Person to the same extent the Company may consolidate with, merge with or into, or transfer all or substantially all its assets to, any other Person; provided, however, that if such Person is not the Company or a Subsidiary Guarantor, such Subsidiary Guarantor's Obligations under the Indenture and its Subsidiary Guaranty must be expressly assumed by such other Person. See "-- Certain Covenants -- Merger and Consolidation."

RANKING

     The indebtedness evidenced by the Notes and any Subsidiary Guaranty will be unsecured, general obligations of the Company and the relevant Subsidiary Guarantor, respectively, subordinated in right of payment, as set forth in the Indenture, to the prior payment of all Senior Indebtedness of the Company or Senior Indebtedness of the applicable Subsidiary Guarantor, as the case may be, whether outstanding on the Issue Date or thereafter incurred, including the Company's and such Subsidiary Guarantor's obligations under the Revolving Credit Facility. After giving effect to the Offerings and the application of the proceeds therefrom, as of June 30, 1997, the Company would have had no Senior Indebtedness outstanding and would have had up to $150 million available under the Revolving Credit Facility which, if borrowed, would be Senior Indebtedness.

     Only Indebtedness of the Company that is Senior Indebtedness will rank senior to the Notes and only Indebtedness of a Subsidiary Guarantor that is Senior Indebtedness of such Subsidiary Guarantor will rank senior to such Subsidiary Guarantor's Subsidiary Guaranty, in each case in accordance with the provisions of the Indenture. The Notes and the Subsidiary Guarantees will in all respects rank pari passu with all other Senior Subordinated Indebtedness of the Company or Senior Subordinated Indebtedness of the relevant Subsidiary Guarantor, as the case may be. The Company has agreed in the Indenture that it will not Incur, directly or indirectly, and it will not permit any Subsidiary Guarantor to Incur, directly or indirectly, any Indebtedness that is subordinate or junior in ranking in right of payment to its Senior Indebtedness unless such Indebtedness is Senior Subordinated Indebtedness or is expressly subordinated in right of payment to Senior Subordinated Indebtedness. Unsecured Indebtedness is not deemed to be subordinated or junior to Secured Indebtedness merely because it is unsecured.

     Substantially all the operations of the Company are currently conducted through its subsidiaries. Claims of creditors of any such subsidiaries which are not Subsidiary Guarantors, including trade creditors, secured creditors and creditors holding guarantees issued by such subsidiaries, and claims of preferred stockholders (if any) of such subsidiaries generally will have priority with respect to the assets and earnings of such subsidiaries over the claims of creditors of the Company, including holders of the Notes, even though such obligations would not constitute Senior Indebtedness of the Company. The Notes and the Subsidiary Guarantees, therefore, will be effectively subordinated to creditors (including trade creditors) and preferred stockholders (if any) of subsidiaries of the Company (other than the Subsidiary Guarantors). After giving effect to the Offerings and the application of the proceeds therefrom, as of June 30, 1997, the Company's subsidiaries (other than the Subsidiary Guarantors) would have had no liabilities to Persons other than to the Company and its subsidiaries. Although the Indenture limits the incurrence of Indebtedness and the issuance of preferred stock of certain of the Company's subsidiaries, such limitation is subject to a number of significant qualifications; moreover, the Indenture does not impose any limitation on the incurrence by such subsidiaries of liabilities that are not considered Indebtedness under the Indenture. See "-- Certain Covenants -- Limitation on Indebtedness."

     The Company may not pay principal of, premium (if any) or interest on, the Notes or make any deposit pursuant to the provisions described under "Defeasance" below or may not repurchase, redeem or otherwise retire any Notes (collectively, "pay the Notes") if (i) any Designated Senior Indebtedness of the Company is not paid when due or (ii) any other default on Designated Senior Indebtedness of the Company occurs and the maturity of such Designated Senior Indebtedness is accelerated in accordance with its terms unless, in either case, the default has been cured or waived and any such acceleration has been rescinded or such Designated Senior Indebtedness has been paid in full. However, the Company may pay the Notes without regard to the foregoing if the Company and the Trustee receive written notice approving such payment from the Representative of the Designated Senior Indebtedness with respect to which either of the events set forth in clause (i) or (ii) of the immediately preceding sentence has occurred and is continuing. During the continuance of any default (other than a default described in clause (i) or (ii) of the second preceding sentence) with respect to any Designated Senior Indebtedness of the Company pursuant to which the maturity thereof may be accelerated immediately without further notice (except such notice as may be required to effect such acceleration) or the expiration of any applicable grace periods, the Company may not pay the Notes for a period (a "Payment Blockage Period") commencing upon the receipt by the Trustee (with a copy to the Company) of written notice (a "Blockage Notice") of such default from the Representative of the holders of such Designated Senior Indebtedness specifying an election to effect a Payment Blockage Period and ending 179 days thereafter (or earlier if such Payment Blockage Period is terminated (i) by written notice to the Trustee and the Company from the Person or Persons who gave such Blockage Notice, (ii) because the default giving rise to such Blockage Notice is no longer continuing or (iii) because such Designated Senior Indebtedness has been repaid in full). Notwithstanding the provisions described in the immediately preceding sentence, unless the holders of such Designated Senior Indebtedness or the Representative of such holders have accelerated the maturity of such Designated Senior Indebtedness, the Company must resume payments on the Notes after the end of such Payment Blockage Period. The Notes shall not be subject to more than one Payment Blockage Period in any consecutive 360-day period, irrespective of the number of defaults with respect to Designated Senior Indebtedness of the Company during such period.

     Upon any payment or distribution of the assets of the Company upon a total or partial liquidation or dissolution or reorganization of or similar proceeding relating to the Company or its property, the holders of Senior Indebtedness of the Company will be entitled to receive payment in full of such Senior Indebtedness before the Noteholders are entitled to receive any payment in respect of the Notes, and until the Senior Indebtedness of the Company is paid in full, any payment or distribution to which Noteholders would be entitled from the Company but for the subordination provisions of the Indenture will be made to holders of such Senior Indebtedness of the Company as their interests may appear. If a distribution is made to Noteholders that, due to the subordination provisions, should not have been made to them, such Noteholders are required to hold it in trust for the holders of Senior Indebtedness of the Company and pay it over to them as their interests may appear.

     If payment of the Notes is accelerated because of an Event of Default, the Company or the Trustee shall promptly notify the holders of Designated Senior Indebtedness of the Company or the Representative of such holders of the acceleration.

     The obligations of a Subsidiary Guarantor under its Subsidiary Guaranty, as they relate to the principal and interest on the Notes, are unsecured senior subordinated obligations. As such, the rights of Noteholders to receive payment by a Subsidiary Guarantor pursuant to its Subsidiary Guaranty will be subordinated in right of payment to the rights of holders of Senior Indebtedness of such Subsidiary Guarantor. The terms of the subordination provisions described above with respect to the Company's obligations under the Notes apply equally to a Subsidiary Guarantor and the obligations of such Subsidiary Guarantor under its Subsidiary Guaranty, as they relate to the principal of and interest on the Notes.

     By reason of the subordination provisions contained in the Indenture, in the event of insolvency, creditors of the Company who are holders of Senior Indebtedness of the Company may recover more from the Company, ratably, than the Noteholders, and creditors of the Company who are not holders of Senior Indebtedness of the Company may recover less from the Company, ratably, than holders of Senior Indebtedness and may recover more, ratably, than the Noteholders.

     Notwithstanding the foregoing, payment from the money or the proceeds of U.S. Government Obligations held in any defeasance trust described under "Defeasance" below will not be contractually subordinated in right of payment to any Senior Indebtedness of the Company or subject to the restrictions described herein.

CERTAIN DEFINITIONS

     "Additional Assets" means (i) any property or assets (other than Indebtedness and Capital Stock) in the Oil and Gas Business of the Company; (ii) the Capital Stock of a Person that becomes a Restricted Subsidiary as a result of the acquisition of such Capital Stock by the Company or another Restricted Subsidiary or (iii) Capital Stock constituting a minority interest in any Person that at such time is a Restricted Subsidiary; provided, however, that any such Restricted Subsidiary described in clauses (ii) or (iii) above is primarily engaged in the Oil and Gas Business.

     "Adjusted Consolidated Assets" means at any time the total amount of assets of the Company and its Restricted Subsidiaries (less applicable depreciation, amortization and other valuation reserves), after deducting therefrom all current liabilities of the Company and its consolidated Restricted Subsidiaries (excluding intercompany items), all as set forth on the consolidated balance sheet of the Company and its Restricted Subsidiaries as of the end of the most recent fiscal quarter ended at least 45 days prior to the date of determination.

     "Adjusted Consolidated Net Tangible Assets" or "ACNTA" means (without duplication), as of the date of determination, (a) the sum of (i) discounted future net revenue from proved crude oil and natural gas reserves of the Company and its Restricted Subsidiaries calculated in accordance with SEC guidelines before any state or federal income taxes, as estimated in a reserve report prepared as of the end of the Company's most recently completed fiscal year, which reserve report is prepared or reviewed by independent petroleum engineers, as increased by, as of the date of determination, the discounted future net revenue of (A) estimated proved crude oil and natural gas reserves of the Company and its Restricted Subsidiaries attributable to acquisitions consummated since the date of such year-end reserve report, and (B) estimated crude oil and natural gas reserves of the Company and its Restricted Subsidiaries attributable to extensions, discoveries and other additions and upward determinations of estimates of proved crude oil and natural gas reserves due to exploration, development or exploitation, production or other activities which reserves were not reflected in such year-end reserve report which would, in the case of determinations made pursuant to clauses (A) and (B), in accordance with standard industry practice, result in such additions or revisions, in each case calculated in accordance with SEC guidelines (utilizing the prices utilized in such year-end reserve report), and decreased by, as of the date of determination, the discounted future net revenue attributable to (C) estimated proved crude oil and natural gas reserves of the Company and its Restricted Subsidiaries reflected in such year-end reserve report produced or disposed of since the date of such year-end reserve report and (D) reductions in the estimated crude oil and natural gas reserves of the Company and its Restricted Subsidiaries reflected in such year-end reserve report since the date of such year-end reserve report attributable to downward determinations of estimates of proved crude oil and natural gas reserves due to exploration, development or exploitation, production or other activities conducted or otherwise occurring since the date of such year-end reserve report which would, in the case of determinations made pursuant to clauses (C) and (D), in accordance with standard industry practice, result in such determinations, in each case calculated in accordance with SEC guidelines (utilizing the prices utilized in such year-end reserve report); provided, however, that, in the case of each of the determinations made pursuant to clauses (A) through (D), such increases and decreases shall be as estimated by the Company's engineers, except that if as a result of such acquisitions, dispositions, discoveries, extensions or revisions, there is a Material Change which is an increase, then such increases and decreases in the discounted future net revenue shall be confirmed in writing by an independent petroleum engineer, (ii) the capitalized costs that are attributable to crude oil and natural gas properties of the Company and its Restricted Subsidiaries to which no proved crude oil and natural gas reserves are attributed, based on the Company's books and records as of a date no earlier than the date of the Company's latest annual or quarterly financial statements, (iii) the Net Working Capital on a date no earlier than the date of the Company's latest annual or quarterly financial statements and (iv) the greater of (I) the net book value on a date no earlier than the date of the Company's latest annual or quarterly financial statements and (II) the appraised value, as estimated by independent appraisers, of other tangible assets of the Company and its Restricted Subsidiaries as of a date no earlier than the date of the Company's latest audited financial statements (provided that the Company shall not be required to obtain such an appraisal of such assets if no such appraisal has been performed), minus (b) to the extent not otherwise taken into account in the immediately preceding clause (a), the sum of (i) minority interests, (ii) any natural gas balancing liabilities of the Company and its Restricted Subsidiaries reflected in the Company's latest audited financial statements, (iii) the discounted future net revenue, calculated in accordance with SEC guidelines (utilizing the same prices utilized in the Company's year-end reserve report), attributable to reserves subject to participation interests, overriding royalty interests or other interests of third parties, pursuant to participation, partnership, vendor financing or other agreements then in effect, or which otherwise are required to be delivered to third parties, (iv) the discounted future net revenue, calculated in accordance with SEC guidelines (utilizing the same prices utilized in the Company's year-end reserve report), attributable to reserves that are required to be delivered to third parties to fully satisfy the obligations of the Company and its Restricted Subsidiaries with respect to Volumetric Production Payments on the schedules specified with respect thereto and (v) the discounted future net revenue, calculated in accordance with SEC guidelines, attributable to reserves subject to Dollar-Denominated Production Payments that, based on the estimates of production included in determining the discounted future net revenue specified in the immediately preceding clause (a)(i) (utilizing the same prices utilized in the Company's year-end reserve report), would be necessary to satisfy fully the obligations of the Company and its Restricted Subsidiaries with respect to Dollar-Denominated Production Payments on the schedules specified with respect thereto.

     "Affiliate" of any specified Person means any other Person, directly or indirectly, controlling or controlled by or under direct or indirect common control with such specified Person. For the purposes of this definition, "control" when used with respect to any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms "controlling" and "controlled" have meanings correlative to the foregoing. For purposes of the provisions described under "-- Certain Covenants -- Limitation on Restricted Payments," "-- Certain Covenants -- Limitation on Affiliate Transactions" and "-- Certain Covenants -- Limitations on Sales of Assets and Subsidiary Stock" only, "Affiliate" shall also mean any beneficial owner of Capital Stock representing 10% or more of the total voting power of the Voting Stock (on a fully diluted basis) of the Company or of rights or warrants to purchase such Capital Stock (whether or not currently exercisable) and any Person who would be an Affiliate of any such beneficial owner pursuant to the first sentence hereof.

     "Asset Disposition" means any sale, lease, transfer or other disposition (or series of related sales, leases, transfers or dispositions) by the Company or any Restricted Subsidiary, including any disposition by means of a merger, consolidation or similar transaction (each referred to for the purposes of this definition as a "disposition"), of (i) any shares of Capital Stock of a Restricted Subsidiary (other than directors' qualifying shares or shares required by applicable law to be held by a Person other than the Company or a Restricted Subsidiary), (ii) all or substantially all the assets of any division or line of business of the Company or any Restricted Subsidiary or (iii) any other assets of the Company or any Restricted Subsidiary outside of the ordinary course of business of the Company or such Restricted Subsidiary. Notwithstanding the foregoing, none of the following shall be deemed to be an Asset Disposition:
(1) a disposition by a Restricted Subsidiary to the Company or by the Company or a Restricted Subsidiary to a Wholly Owned Subsidiary, (2) for purposes of the covenant described under "-- Certain Covenants -- Limitation on Sales of Assets and Subsidiary Stock" only, a disposition that constitutes a Restricted Payment permitted by the covenant described under "-- Certain Covenants -- Limitation on Restricted Payments"), a disposition of all or substantially all the assets of the Company in compliance with "-- Certain Covenants -- Merger and Consolidation" or a disposition that constitutes a Change of Control pursuant to clause (iii) of the definition thereof, (3) the sale or transfer (whether or not in the ordinary course of business) of crude oil and natural gas properties or direct or indirect interests in real property; provided, however, that at the time of such sale or transfer such properties do not have associated with them any proved reserves, (4) the abandonment, farm-out, lease or sublease of developed or undeveloped crude oil and natural gas properties in the ordinary course of business, (5) the trade or exchange by the Company or any Subsidiary of the Company of any crude oil and natural gas property owned or held by the Company or such Subsidiary for any crude oil and natural gas property owned or held by another Person or (6) the sale or transfer of hydrocarbons or other mineral products or surplus or obsolete equipment in the ordinary course of business.

     "Attributable Debt" in respect of a Sale/Leaseback Transaction means, as at the time of determination, the present value (discounted at the interest rate implicit in the Sale/Leaseback Transaction, compounded annually) of the total obligations of the lessee for rental payments during the remaining term of the lease included in such Sale/Leaseback Transaction (including any period for which such lease has been extended).

     "Average Life" means, as of the date of determination, with respect to any Indebtedness or Preferred Stock, the quotient obtained by dividing (i) the sum of the products of numbers of years from the date of determination to the dates of each successive scheduled principal payment of such Indebtedness or redemption or similar payment with respect to such Preferred Stock multiplied by the amount of such payment by (ii) the sum of all such payments.

     "Banks" has the meaning specified in the Credit Agreement.

     "Board of Directors" means the Board of Directors of the Company or any committee thereof duly authorized to act on behalf of such Board.

     "Business Day" means each day which is not a Legal Holiday (as defined in the Indenture).

     "Capital Lease Obligations" means an obligation that is required to be classified and accounted for as a capital lease for financial reporting purposes in accordance with GAAP, and the amount of Indebtedness represented by such obligation shall be the capitalized amount of such obligation determined in accordance with GAAP; and the Stated Maturity thereof shall be the date of the last payment of rent or any other amount due under such lease prior to the first date upon which such lease may be terminated by the lessee without payment of a penalty.

     "Capital Stock" of any Person means any and all shares, interests, rights to purchase, warrants, options, participation or other equivalents of or interests in (however designated) equity of such Person, including any Preferred Stock, but excluding any debt securities convertible into such equity.

     "Change of Control" means the occurrence of any of the following events:

          (i) any "person" (as such term is used in Sections 13(d) and 14(d) of the Exchange Act) is or becomes the beneficial owner (as defined in Rules 13d-3 and 13d-5 under the Exchange Act, except that for purposes of this clause (i) such person shall be deemed to have "beneficial ownership" of all shares that such person has the right to acquire, whether such right is exercisable immediately or only after the passage of time), directly or indirectly, of more than 35% of the total voting power of the Voting Stock of the Company (for the purposes of this clause (i), such person shall be deemed to beneficially own any Voting Stock of a specified corporation held by a parent corporation, if such person is the beneficial owner (as defined in this clause (i)), directly or indirectly, of more than 35% of the voting power of the Voting Stock of such parent corporation;

          (ii) during any period of two consecutive years from and after the Issue Date, individuals who at the beginning of such period constituted the Board of Directors (together with any new directors whose election by such Board of Directors or whose nomination for election by the shareholders of the Company was approved by a vote of a majority of the directors of the Company then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the Board of Directors then in office; or

          (iii) the merger or consolidation of the Company with or into another Person or the merger of another Person with or into the Company, or the sale of all or substantially all the assets of the Company to another Person (other than a Person that is controlled by the Permitted Holders), and, in the case of any such merger or consolidation, the securities of the Company that are outstanding immediately prior to such transaction and which represent 100% of the aggregate voting power of the Voting Stock of the Company are changed into or exchanged for cash, securities or property, unless pursuant to such transaction such securities are changed into or exchanged for, in addition to any other consideration, securities of the surviving corporation that represent immediately after such transaction, at least a majority of the aggregate voting power of the Voting Stock of the surviving corporation.

     "Code" means the Internal Revenue Code of 1986, as amended.

     "Consolidated Coverage Ratio" as of any date of determination means the ratio of (i) the aggregate amount of EBITDA for the period of the most recent four consecutive fiscal quarters ending at least 45 days prior to the date of such determination to (ii) Consolidated Interest Expense for such four fiscal quarters; provided, however, that (1) if the Company or any Restricted Subsidiary has Incurred any Indebtedness since the beginning of such period that remains outstanding or if the transaction giving rise to the need to calculate the Consolidated Coverage Ratio is an Incurrence of Indebtedness, or both, EBITDA and Consolidated Interest Expense for such period shall be calculated after giving effect on a pro forma basis to such Indebtedness as if such Indebtedness had been Incurred on the first day of such period and the discharge of any other Indebtedness repaid, repurchased, defeased or otherwise discharged with the proceeds of such new Indebtedness as if such discharge had occurred on the first day of such period, (2) if the Company or any Restricted Subsidiary has repaid, repurchased, defeased or otherwise discharged any Indebtedness since the beginning of such period or if any Indebtedness is to be repaid, repurchased, defeased or otherwise discharged on the date of the transaction giving rise to the need to calculate the Consolidated Coverage Ratio, EBITDA and Consolidated Interest Expense for such period shall be calculated on a pro forma basis as if such discharge had occurred on the first day of such period and as if the Company or such Restricted Subsidiary has not earned the interest income actually earned during such period in respect of cash or Temporary Cash Investments used to repay, repurchase, defease or otherwise discharge such Indebtedness, (3) if since the beginning of such period the Company or any Restricted Subsidiary shall have made any Asset Disposition (other than an Asset Disposition involving assets having a fair market value of less than the greater of one percent (1%) of Adjusted Consolidated Net Tangible Assets as of the end of the Company's then most recently completed fiscal year and $2.0 million), then EBITDA for such period shall be reduced by an amount equal to EBITDA (if positive) directly attributable to the assets which are the subject of such Asset Disposition for such period, or increased by an amount equal to EBITDA (if negative), directly attributable thereto for such period and Consolidated Interest Expense for such period shall be reduced by an amount equal to the Consolidated Interest Expense directly attributable to any Indebtedness of the Company or any Restricted Subsidiary repaid, repurchased, defeased or otherwise discharged with respect to the Company and its continuing Restricted Subsidiaries in connection with such Asset Disposition for such period (or, if the Capital Stock of any Restricted Subsidiary is sold, the Consolidated Interest Expense for such period directly attributable to the Indebtedness of such Restricted Subsidiary to the extent the Company and its continuing Restricted Subsidiaries are no longer liable for such Indebtedness after such sale), (4) if since the beginning of such period the Company or any Restricted Subsidiary (by merger or otherwise) shall have made an Investment in any Restricted Subsidiary (or any person which becomes a Restricted Subsidiary) or an acquisition (including by way of lease) of assets, including any acquisition of assets occurring in connection with a transaction requiring a calculation to be made hereunder, EBITDA and Consolidated Interest Expense for such period shall be calculated after giving pro forma effect thereto (including the Incurrence of any Indebtedness) as if such Investment or acquisition occurred on the first day of such period and (5) if since the beginning of such period any Person (that subsequently became a Restricted Subsidiary or was merged with or into the Company or any Restricted Subsidiary since the beginning of such period) shall have made any Asset Disposition, any Investment or acquisition of assets that would have required an adjustment pursuant to clause (3) or (4) above if made by the Company or a Restricted Subsidiary during such period, EBITDA and Consolidated Interest Expense for such period shall be calculated after giving pro forma effect thereto as if such Asset Disposition, Investment or acquisition occurred on the first day of such period. For purposes of this definition, whenever pro forma effect is to be given to an acquisition of assets, the amount of income or earnings relating thereto and the amount of Consolidated Interest Expense associated with any Indebtedness

Incurred in connection therewith, the pro forma calculations shall be determined in good faith by a responsible financial or accounting Officer of the Company. If any Indebtedness bears a floating rate of interest and is being given pro forma effect, the interest of such Indebtedness shall be calculated as if the rate in effect on the date of determination had been the applicable rate for the entire period (taking into account any Interest Rate Agreement applicable to such Indebtedness if such Interest Rate Agreement has a remaining term in excess of 12 months).

     "Consolidated Current Liabilities" as of the date of determination means the aggregate amount of liabilities of the Company and its Restricted Subsidiaries which would properly be classified as current liabilities (including taxes accrued as estimated), on a consolidated balance sheet of the Company and its Restricted Subsidiaries at such date, after eliminating (i) all intercompany items between the Company and any Restricted Subsidiary and (ii) all current maturities of long-term Indebtedness, all as determined in accordance with GAAP consistently applied.

     "Consolidated Indebtedness" at any date of determination means the principal amount of Indebtedness of the Company and its Restricted Subsidiaries outstanding on such date determined on a consolidated basis in accordance with GAAP.

     "Consolidated Interest Expense" means, for any period, the total interest expense of the Company and its Restricted Subsidiaries for such period, determined on a consolidated basis in accordance with GAAP, plus, to the extent not included in such total interest expense, and to the extent incurred by the Company or its Restricted Subsidiaries, without duplication, (i) interest expense attributable to Capital Lease Obligations and imputed interest with respect to Attributable Debt, (ii) capitalized interest, (iii) non-cash interest expenses, (iv) commissions, discounts and other fees and charges owed with respect to letters of credit and bankers' acceptance financing, (v) net costs (including amortization of fees and up-front payments) associated with interest rate caps and other interest rate and currency options that, at the time entered into, resulted in the Company and its Restricted Subsidiaries being net payees as to future payouts under such caps or options, and interest rate and currency swaps and forwards for which the Company or any of its Restricted Subsidiaries has paid a premium, (vi) dividends (excluding dividends paid in shares of Capital Stock which is not Disqualified Stock) in respect of all Disqualified Stock held by Persons other than the Company or a Wholly Owned Subsidiary, (vii) interest accruing on any Indebtedness of any other Person to the extent such Indebtedness is Guaranteed by the Company or any Restricted Subsidiary or secured by a Lien on assets of the Company or any Restricted Subsidiary to the extent such Indebtedness constitutes Indebtedness of the Company or any Restricted Subsidiary (whether or not such Guarantee or Lien is called upon); provided, however, "Consolidated Interest Expense" shall not include any (x) amortization of costs relating to original debt issuances other than the amortization of debt discount related to the issuance of zero coupon securities or other securities with an original issue price of not more than 90% of the principal thereof, (y) Consolidated Interest Expense with respect to any Indebtedness Incurred pursuant to clause (b)(8) of the covenant described under "-- Certain Covenants -- Limitation on Indebtedness" and (z) noncash interest expense Incurred in connection with interest rate caps and other interest rate and currency options that, at the time entered into, resulted in the Company and its Restricted Subsidiaries being either neutral or net payors as to future payouts under such caps or options.

     "Consolidated Net Income" means, for any period, the net income of the Company and its Subsidiaries determined on a consolidated basis; provided, however, that there shall not be included in such Consolidated Net Income: (i) any net income of any Person (other than the Company) if such Person is not a Restricted Subsidiary, except that (A) subject to the exclusion contained in clause (iv) below, the Company's equity in the net income of any such Person for such period shall be included in such Consolidated Net Income up to the aggregate amount of cash actually distributed by such Person during such period to the Company or a Restricted Subsidiary as a dividend or other distribution (subject, in the case of a dividend or other distribution paid to a Restricted Subsidiary, to the limitations contained in clause (iii) below) and (B) the Company's equity in a net loss of any such Person for such period shall be included in determining such Consolidated Net Income; (ii) any net income (or loss) of any Person acquired by the Company or a Subsidiary in a pooling of interests transaction for any period prior to the date of such acquisition;
(iii) any net income of any Restricted Subsidiary (other than a Subsidiary Guarantor) if such Restricted Subsidiary is subject to restrictions, directly or indirectly, on the payment of dividends or the making of distributions by such Restricted Subsidiary, directly or indirectly, to the Company, except that (A) subject to the exclusion contained in clause (iv) below, the Company's equity in the net income of any such Restricted Subsidiary for such period shall be included in such Consolidated Net Income up to the aggregate amount of cash actually distributed by such Restricted Subsidiary during such period to the Company or another Restricted Subsidiary as a dividend or other distribution (subject, in the case of a dividend or other distribution paid to another Restricted Subsidiary, to the limitation contained in this clause) and (B) the Company's equity in a net loss of any such Restricted Subsidiary for such period shall be included in determining such Consolidated Net Income; (iv) any gain or loss realized upon the sale or other disposition of any assets of the Company or its consolidated Subsidiaries (including pursuant to any sale-and-leaseback arrangement) which is not sold or otherwise disposed of in the ordinary course of business and any gain or loss realized upon the sale or other disposition of any Capital Stock of any Person; (v) extraordinary gains or losses; and (vi) the cumulative effect of a change in accounting principles. Notwithstanding the foregoing, for the purposes of the covenant described under "Certain Covenants -- Limitation on Restricted Payments" only, there shall be excluded from Consolidated Net Income any dividends, repayments of loans or advances or other transfers of assets from Unrestricted Subsidiaries to the Company or a Restricted Subsidiary to the extent such dividends, repayments or transfers increase the amount of Restricted Payments permitted under such covenant pursuant to clause (a)(3)(D) thereof.

     "Consolidated Net Tangible Assets," as of any date of determination, means the total amount of assets (less accumulated depreciation and amortization, allowances for doubtful receivables, other applicable reserves and other properly deductible items) which would appear on a balance sheet of the Company and its Restricted Subsidiaries, determined on a consolidated basis in accordance with GAAP, and after giving effect to purchase accounting and after deducting therefrom Consolidated Current Liabilities and, to the extent otherwise included, the amounts of: (i) minority interests in Restricted Subsidiaries held by Persons other than the Company or a Restricted Subsidiary;
(ii) excess of cost over fair value of assets of businesses acquired, as determined in good faith by the Board of Directors; (iii) any revaluation or other write-up in book value of assets subsequent to the Issue Date as a result of a change in the method of valuation in accordance with GAAP consistently applied; (iv) unamortized debt discount and expenses and other unamortized deferred charges, goodwill, patents, trademarks, service marks, trade names, copyrights, licenses, organization or developmental expenses and other intangible items; (v) treasury stock; (vi) cash set apart and held in a sinking or other analogous fund established for the purpose of redemption or other retirement of Capital Stock to the extent such obligation is not reflected in Consolidated Current Liabilities; and (vii) Investments in and assets of Unrestricted Subsidiaries.

     "Consolidated Net Worth" means the total of the amounts shown on the balance sheet of the Company and its consolidated Subsidiaries, determined on a consolidated basis in accordance with GAAP, as of the end of the most recent fiscal quarter of the Company ending at least 45 days prior to the taking of any action for the purpose of which the determination is being made, as (i) the par or stated value of all outstanding Capital Stock of the Company plus (ii) paid-in capital or capital surplus relating to such Capital Stock plus (iii) any retained earnings or earned surplus less (A) any accumulated deficit and (B) any amounts attributable to Disqualified Stock.

     "Credit Agreement" means that certain Credit Agreement, dated as of August 8, 1996, as amended, by and among the Company and (or any successor thereto or replacement thereof), as agent and as a lender, and certain other institutions, as lenders, providing for up to $250.0 million of Indebtedness, including any related notes, guarantees, collateral documents, instruments and agreements executed in connection therewith, and in each case as amended, restated, modified, renewed, refunded, replaced or refinanced, in whole or in part, from time to time.

     "Credit Facilities" means, with respect to the Company or any Restricted Subsidiary, one or more debt facilities (including the Credit Agreement) or commercial paper facilities with banks or other institutional lenders providing for revolving credit loans, term loans, production payments, receivables financing (including through the sale of receivables to such lenders or to special purpose entities formed to borrow from such lenders against such receivables) or letters of credit, in each case, as amended, restated, modified, renewed, refunded, replaced or refinanced in whole or in part from time to time.

     "Currency Agreement" means in respect of a Person any foreign exchange contract, currency swap agreement or other similar agreement to which such Person is a party or a beneficiary.

     "Default" means any event which is, or after notice or passage of time or both would be, an Event of Default.

     "Designated Senior Indebtedness" in respect of a Subsidiary Guarantor means
(i) all the obligations of such Subsidiary Guarantor under any Credit Facility (including the Credit Agreement) and (ii) any other Senior Indebtedness of such Subsidiary Guarantor which, at the date of determination, has an aggregate principal amount outstanding of, or under which, at the date of determination, the holders thereof are committed to lend up to, at least $25.0 million and is specifically designated by such Subsidiary Guarantor in the instrument evidencing or governing such Senior Indebtedness as "Designated Senior Indebtedness" for purposes of the Indenture.

     "Disqualified Stock" means, with respect to any Person, any Capital Stock to the extent that by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable) or upon the happening of any event, it (i) matures or is mandatorily redeemable pursuant to a sinking fund obligation or otherwise, (ii) is convertible or exchangeable for Indebtedness or Disqualified Stock or (iii) is redeemable, in whole or in part, at the option of the holder thereof, in each case described in the immediately preceding clauses
(i) , (ii) or (iii), on or prior to the Stated Maturity of the Notes; provided, however, that any Capital Stock that would not constitute Disqualified Stock but for provisions thereof giving holders thereof the right to require such Person to repurchase or redeem such Capital Stock upon the occurrence of an "asset sale" or "change of control" occurring prior to the first anniversary of the Stated Maturity of the Notes shall not constitute Disqualified Stock if (x) the "asset sale" or "change of control" provisions applicable to such Capital Stock are not more favorable to the holders of such Capital Stock than the provisions described under "-- Certain Covenants -- Limitation on Sales of Assets and Subsidiary Stock" and "-- Certain Covenants -- Change of Control" and (y) any such requirement only becomes operative after compliance with such corresponding terms applicable to the Notes, including the purchase of any Notes tendered pursuant thereto.

     "Dollar-Denominated Production Payments" means production payment obligations recorded as liabilities in accordance with GAAP, together with all undertakings and obligations in connection therewith.

     "EBITDA" for any period means the sum of Consolidated Net Income, plus Consolidated Interest Expense plus the following to the extent deducted in calculating such Consolidated Net Income: (a) provision for taxes based on income or profits, (b) depletion and depreciation expense, (c) amortization expense (d) exploration costs and (e) all other noncash charges (excluding any such non-cash charge to the extent that it represents an accrual of or reserve for cash charges in any future period or amortization of a prepaid cash expense that was paid in a prior period except such amounts as the Company determines in good faith are nonrecurring), and less, to the extent included in calculating such Consolidated Net Income and in excess of any costs or expenses attributable thereto and deducted in calculating such Consolidated Net Income, the sum of (x) the amount of deferred revenues that are amortized during such period and are attributable to reserves that are subject to Volumetric Production Payments and
(y) amounts recorded in accordance with GAAP as repayments of principal and interest pursuant to Dollar-Denominated Production Payments. Notwithstanding the foregoing, the provision for taxes based on the income or profits of, and the depreciation and amortization and other non-cash charges of, a Restricted Subsidiary of the Company shall be added to Consolidated Net Income to compute EBITDA only to the extent (and in the same proportion) that the net income of such Restricted Subsidiary was included in calculating Consolidated Net Income and only if a corresponding amount would be permitted at the date of determination to be dividended to the Company by such Restricted Subsidiary without prior approval (that has not been obtained), pursuant to the terms of its charter and all agreements, instruments, judgments, decrees, orders, statutes, rules and governmental regulations applicable to such Restricted Subsidiary or its stockholders.

     "Equity Offering" means a primary offering, whether public or private, of shares of common stock of the Company.

     "Exchange Act" means the Securities Exchange Act of 1934, as amended.

     "Exempt Foreign Subsidiary" means (i) any Subsidiary engaged in the Oil and Gas Business exclusively outside the United States of America, irrespective of its jurisdiction of incorporation and (ii) any other Subsidiary whose assets (excluding any cash and Cash Equivalents) consist exclusively of Capital Stock or Indebtedness of one or more Subsidiaries described in clause (i) of this definition, that, in any case, is so designated by the Company in an Officers' Certificate delivered to the Trustee and (a) is not a guarantor of, and has not granted any lien to secure, any Indebtedness of the Company or any Subsidiary other than another Exempt Foreign Subsidiary and (b) does not have total assets that, when aggregated with the total assets of any other Exempt Foreign Subsidiary, exceed 25% of the Company's consolidated total assets, as determined in accordance with GAAP, as reflected on the Company's most recent quarterly or annual balance sheet. The Company may revoke the designation of any Exempt Foreign Subsidiary by notice to the Trustee.

     "GAAP" means generally accepted accounting principles in the United States of America as in effect on the Issue Date, including those set forth in (i) the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants, (ii) statements and pronouncements of the Financial Accounting Standards Board, (iii) such other statements by such other entity as approved by a significant segment of the accounting profession, and (iv) the rules and regulations of the SEC governing the inclusion of financial statements (including pro forma financial statements) in periodic reports required to be filed pursuant to Section 13 of the Exchange Act, including opinions and pronouncements in staff accounting bulletins and similar written statements from the accounting staff of the SEC.

     "Guarantee" means, without duplication, any obligation, contingent or otherwise, of any Person directly or indirectly guaranteeing any Indebtedness of any Person and any obligation, direct or indirect, contingent or otherwise, of such Person (i) to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness of such Person (whether arising by virtue of partnership arrangements, or by agreements to keep-well, to purchase assets, goods, securities or services, to take-or-pay or to maintain financial statement conditions or otherwise) or (ii) entered into for the purpose of assuring in any other manner the obligee of such Indebtedness of the payment thereof or to protect such obligee against loss in respect thereof (in whole or in part); provided, however, that the term "Guarantee" shall not include endorsements for collection or deposit in the ordinary course of business. The term "Guarantee" used as a verb has a corresponding meaning. The term "Guarantor" shall mean any Person Guaranteeing any obligation.

     "Hedging Obligations" of any Person means the obligations of such Person pursuant to any Oil and Gas Hedging Contract, Interest Rate Agreement or Currency Agreement.

     "Holder" or "Noteholder" means the Person in whose name a Note is registered on the Registrar's books.

     "Incur" means issue, assume, Guarantee, incur or otherwise become liable for; provided, however, that any Indebtedness or Capital Stock of a Person existing at the time such Person becomes a Subsidiary (whether by merger, consolidation, acquisition or otherwise) shall be deemed to be Incurred by such Subsidiary at the time it becomes a Subsidiary. The term "Incurrence" when used as a noun shall have a correlative meaning. The accretion of principal of a non-interest bearing or other discount security shall not be deemed the Incurrence of Indebtedness.

     "Indebtedness" means, with respect to any Person on any date of determination (without duplication), (i) the principal of and premium (if any) in respect of (A) indebtedness of such Person for money borrowed and (B) indebtedness evidenced by notes, debentures, bonds or other similar instruments for the payment of which such Person is responsible or liable; (ii) all Capital Lease Obligations of such Person and all Attributable Debt in respect of Sale/Leaseback Transactions entered into by such Person; (iii) all obligations of such Person issued or assumed as the deferred purchase price of property (which purchase price is due more than six months after the date of taking delivery of title to such property), including all obligations of such Person for the deferred purchase price of property under any title retention agreement (but excluding trade accounts payable arising in the ordinary course of business); (iv) all obligations of such Person for the reimbursement of any obligor on any letter of credit, banker's acceptance or similar credit transaction (other than obligations with respect to letters of credit securing obligations (other than obligations described in (i) through (iii) above) entered into in the ordinary course of business of such Person to the extent such letters of credit are not drawn upon or, if and to the extent drawn upon, such drawing is reimbursed no later than the tenth Business Day following receipt by such Person of a demand for reimbursement following payment on the letter of credit); (v) the amount of all obligations of such Person with respect to the redemption, repayment or other repurchase of any Disqualified Stock or, with respect to any Subsidiary of such Person the liquidation preference with respect to, any Preferred Stock (but excluding, in each case, any accrued dividends); (vi) all obligations of such Person relating to any Production Payment or in respect of production imbalances (but excluding production imbalances arising in the ordinary course of business); (vii) all obligations of the type referred to in clauses (i) through (vi) of other Persons and all dividends of other Persons for the payment of which, in either case, such Person is responsible or liable, directly or indirectly, as obligor, guarantor or otherwise, including by means of any Guarantee (including, with respect to any Production Payment, any warranties or guarantees of production or payment by such Person with respect to such Production Payment but excluding other contractual obligations of such Person with respect to such Production Payment); (viii) all obligations of the type referred to in clauses (i) through
(vii) of other Persons secured by any Lien on any property or asset of such first-mentioned Person (whether or not such obligation is assumed by such first-mentioned Person), the amount of such obligation being deemed to be the lesser of the value of such property or assets or the amount of the obligation so secured and (ix) to the extent not otherwise included in this definition, Hedging Obligations of such Person. The amount of Indebtedness of any Person at any date shall be the outstanding balance at such date of all unconditional obligations as described above and the maximum liability, assuming the contingency giving rise to the obligation were to have occurred on such date, of any Guarantees outstanding at such date.

     None of the following shall constitute Indebtedness: (i) indebtedness arising from agreements providing for indemnification or adjustment of purchase price or from guarantees securing any obligations of the Company or any of its Subsidiaries pursuant to such agreements, incurred or assumed in connection with the disposition of any business, assets or Subsidiary of the Company, other than guarantees or similar credit support by the Company or any of its Subsidiaries of Indebtedness incurred by any Person acquiring all or any portion of such business, assets or Subsidiary for the purpose of financing such acquisition;
(ii) any trade payables and other accrued current liabilities incurred in the ordinary course of business as the deferred purchase price of property; (iii) obligations arising from guarantees to suppliers, lessors, licensees, contractors, franchisees or customers incurred in the ordinary course of business; (iv) obligations (other than express Guarantees of indebtedness for borrowed money) in respect of Indebtedness of other Persons arising in connection with (A) the sale or discount of accounts receivable, (B) trade acceptances and (C) endorsements of instruments for deposit in the ordinary course of business; (v) obligations in respect of performance bonds provided by the Company or its Subsidiaries in the ordinary course of business and refinancing thereof; (vi) obligations arising from the honoring by a bank or other financial institution of a check, draft or similar instrument drawn against insufficient funds in the ordinary course of business, provided, however, that such obligation is extinguished within two Business Days of its incurrence; and (vii) obligations in respect of any obligations under workers' compensation laws and similar legislation.

     "Interest Rate Agreement" means any interest rate swap agreement, interest rate cap agreement or other financial agreement or arrangement designed to protect the Company or any Restricted Subsidiary against fluctuations in interest rates.

     "Investment" in any Person means any direct or indirect advance, loan (other than advances to customers or joint interest partners or drilling partnerships sponsored by the Company or any Restricted Subsidiary in the ordinary course of business that are recorded as accounts receivable on the balance sheet of the lender) or other extensions of credit (including by way of Guarantee or similar arrangement) or capital contribution to (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others), or any purchase or acquisition of Capital Stock, Indebtedness or other similar instruments issued by such Person. For purposes of the definition of "Unrestricted Subsidiary," the definition of "Restricted Payment" and the covenant described under "-- Certain
Covenants -- Limita-
tion on Restricted Payments," (i) "Investment" shall include the portion (proportionate to the Company's equity interest in such Subsidiary) of the fair market value of the net assets of any Subsidiary of the Company at the time that such Subsidiary is designated an Unrestricted Subsidiary; provided, however, that upon a redesignation of such Subsidiary as a Restricted Subsidiary, the Company shall be deemed to continue to have a permanent "Investment" in an Unrestricted Subsidiary equal to an amount (if positive) equal to (x) the Company's "Investment" in such Subsidiary at the time of such redesignation less
(y) the portion (proportionate to the Company's equity interest in such Subsidiary) of the fair market value of the net assets of such Subsidiary at the time of such redesignation; and (ii) any property transferred to or from an Unrestricted Subsidiary shall be valued at its fair market value at the time of such transfer, in each case as determined in good faith by the Board of Directors.

     "Issue Date" means the date on which the Notes are originally issued.

     "Lien" means any mortgage, pledge, security interest, encumbrance, lien or charge of any kind (including any conditional sale or other title retention agreement or lease in the nature thereof).

     "Limited Recourse Indebtedness" means, with respect to any Production Payments, Indebtedness, the terms of which limit the liability of the Company and its Restricted Subsidiaries solely to the hydrocarbons covered by such Production Payments; provided, however, that no default with respect to such Indebtedness would permit any holder of any other Indebtedness of the Company or any Restricted Subsidiary to declare a default on such other Indebtedness or cause the payment thereof to be accelerated or payable prior to its stated maturity.

     "Material Change" means an increase or decrease (excluding changes that result solely from changes in prices) of more than 15% during a fiscal quarter in the discounted future net revenues from proved crude oil and natural gas reserves of the Company and its Restricted Subsidiaries, calculated in accordance with clause (a)(i) of the definition of Adjusted Consolidated Net Tangible Assets; provided, however, that the following will be excluded from the calculation of Material Change: (i) any acquisitions during the fiscal quarter of crude oil and natural gas reserves that have been estimated by independent petroleum engineers and with respect to which a report or reports of such engineers exist and (ii) any disposition of properties existing at the beginning of such fiscal quarter that have been disposed of in compliance with the covenant described under "-- Certain Covenants -- Limitation on Sales of Assets and Subsidiary Stock."

     "Moody's" means Moody's Investor's Service, Inc. and its successors.

     "Net Available Cash" from an Asset Disposition means cash payments received therefrom (including any cash payments received by way of deferred payment of principal pursuant to a note or installment receivable or otherwise, but only as and when received, but excluding any other consideration received in the form of assumption by the acquiring Person of Indebtedness or other obligations relating to such properties or assets or received in any other noncash form) in each case net of (i) all legal, title and recording tax expenses, commissions and other fees (including financial and other advisory fees) and expenses incurred, and all Federal, state, provincial, foreign and local taxes required to be accrued as a liability under GAAP, as a consequence of such Asset Disposition, (ii) all payments made on any Indebtedness which is secured by any assets subject to such Asset Disposition, in accordance with the terms of any Lien upon or other security agreement of any kind with respect to such assets, or which must by its terms, or in order to obtain a necessary consent to such Asset Disposition, or by applicable law, be repaid out of the proceeds from such Asset Disposition,
(iii) all distributions and other payments required to be made to minority interest holders in Subsidiaries or joint ventures as a result of such Asset Disposition and (iv) the deduction of appropriate amounts provided by the seller as a reserve, in accordance with GAAP, against any liabilities associated with the property or other assets disposed in such Asset Disposition and retained by the Company or any Restricted Subsidiary after such Asset Disposition.

     "Net Cash Proceeds," with respect to any issuance or sale of Capital Stock, means the cash proceeds of such issuance or sale net of attorneys' fees, accountants' fees, underwriters' or placement agents' fees, discounts or commissions and brokerage, consultant and other fees actually incurred in connection with such issuance or sale and net of taxes paid or payable as a result thereof.

     "Net Present Value" means, with respect to any proved hydrocarbon reserves, the discounted future net cash flows associated with such reserves, determined in accordance with the rules and regulations (including interpretations thereof) of the SEC in effect on the Issue Date.

     "Oil and Gas Business" means the business of the exploration for, and exploitation, development, acquisition, production, processing (but not refining), marketing, storage and transportation of, hydrocarbons, and other related energy and natural resource businesses (including oil and gas services businesses related to the foregoing).

     "Net Working Capital" means (a) all current assets of the Company and its Restricted Subsidiaries minus (b) all current liabilities of the Company and its Restricted Subsidiaries, except current liabilities included in Indebtedness, determined in accordance with GAAP.

     "Oil and Gas Hedging Contract" means any oil and gas purchase or hedging agreement, and other agreement or arrangement, in each case, that is designed to provide protection against oil and gas price fluctuations.

     "Permitted Business Investment" means any investment or expenditure made in the ordinary course of, and of a nature that is or shall have become customary in, the Oil and Gas Business, including investments or expenditures for actively exploiting, exploring for, acquiring, developing, producing, processing, gathering, marketing or transporting oil and gas through agreements, transactions, interests or arrangements which permit one to share risks or costs, comply with regulatory requirements regarding local ownership or satisfy other objectives customarily achieved through the conduct of Oil and Gas Business jointly with third parties, including (i) ownership interests in oil and gas properties, processing facilities, gathering systems or ancillary real property interests and (ii) Investments in the form of or pursuant to operating agreements, processing agreements, farm-in agreements, farm-out agreements, development agreements, area of mutual interest agreements, unitization agreements, pooling agreements, joint bidding agreements, service contracts, joint venture agreements, partnership agreements (whether general or limited), subscription agreements, stock purchase agreements and other similar agreements with third parties.

     "Permitted Investment" means an Investment by the Company or any Restricted Subsidiary in (i) a Restricted Subsidiary or a Person that will, upon the making of such Investment, become a Restricted Subsidiary; provided, however, that the primary business of such Restricted Subsidiary is an Oil and Gas Business; (ii) another Person if as a result of such Investment such other Person is merged or consolidated with or into, or transfers or conveys all or substantially all its assets to, the Company or a Restricted Subsidiary; provided, however, that such Person's primary business is an Oil and Gas Business; (iii) Temporary Cash Investments; (iv) receivables owing to the Company or any Restricted Subsidiary if created or acquired in the ordinary course of business and payable or dischargeable in accordance with customary trade terms; provided, however, that such trade terms may include such concessionary trade terms as the Company or any such Restricted Subsidiary deems reasonable under the circumstances; (v) payroll, travel and similar advances to cover matters that are expected at the time of such advances ultimately to be treated as expenses for accounting purposes and that are made in the ordinary course of business; (vi) loans or advances to employees made in the ordinary course of business; (vii) stock, obligations or securities received in settlement of debts created in the ordinary course of business and owing to the Company or any Restricted Subsidiary or in satisfaction of judgments; (viii) any Person to the extent such Investment represents the non-cash portion of the consideration received for an Asset Disposition as permitted pursuant to the covenant described under "-- Certain Covenants -- Limitation on Sales of Assets and Subsidiary Stock" and
(ix) Permitted Business Investments.

     "Permitted Liens" means, with respect to any Person, (a) pledges or deposits by such Person under worker's compensation laws, unemployment insurance laws or similar legislation, or good faith deposits in connection with bids, tenders, contracts (other than for the payment of Indebtedness) or leases to which such Person is a party, or deposits to secure public or statutory obligations of such Person or deposits of cash or United States government bonds to secure surety or appeal bonds to which such Person is a party, or deposits as security for contested taxes or import duties or for the payment of rent, in each case Incurred in the ordinary course of business; (b) Liens imposed by law, such as carriers', warehousemen's and mechanics'

Liens, in each case for sums not yet due or being contested in good faith by appropriate proceedings or other Liens arising out of judgments or awards against such Person with respect to which such Person shall then be proceeding with an appeal or other proceedings for review; (c) Liens for property taxes not yet subject to penalties for non-payment or which are being contested in good faith and by appropriate proceedings; (d) Liens in favor of issuers of surety bonds or letters of credit issued pursuant to the request of and for the account of such Person in the ordinary course of its business; provided, however, that such letters of credit do not constitute Indebtedness; (e) minor survey exceptions, minor encumbrances, easements or reservations of, or rights of others for, licenses, rights of way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning or other restrictions as to the use of real property or Liens incidental to the conduct of the business of such Person or to the ownership of its properties which were not Incurred in connection with Indebtedness and which do not in the aggregate materially impair their use in the operation of the business of such Person; (f) Liens securing Indebtedness Incurred to finance the construction, purchase or lease of, or repairs, improvements or additions to, property of such Person (including Liens securing Indebtedness of the pollution control or revenue bond type); provided, however, that the Lien may not extend to any other property owned by such Person or any of its Subsidiaries at the time the Lien is Incurred, and the Indebtedness secured by the Lien may not be Incurred more than 180 days after the later of the acquisition, completion of construction, repair, improvement, addition or commencement of full operation of the property subject to the Lien;
(g) Liens to secure Indebtedness permitted under the provisions described in clause (b)(1) or (b)(8) under "-- Certain Covenants -- Limitation on Indebtedness;" provided, however, that any such Lien securing Indebtedness described in such clause (b)(8) shall be limited to the hydrocarbons related thereto and any gathering systems utilized in gathering and transporting such hydrocarbons; (h) Liens existing on the Issue Date; (i) Liens on property or shares of Capital Stock of another Person at the time such other Person becomes a Subsidiary of such Person; provided, however, that such Liens are not created, incurred or assumed in connection with, or in contemplation of, such other Person becoming such a Subsidiary; provided further, however, that such Lien may not extend to any other property owned by such Person or any of its Subsidiaries; (j) Liens on property at the time such Person or any of its Subsidiaries acquires the property, including any acquisition by means of a merger or consolidation with or into such Person or a Subsidiary of such Person; provided, however, that such Liens are not created, incurred or assumed in connection with, or in contemplation of, such acquisition; provided further, however, that the Liens may not extend to any other property owned by such Person or any of its Subsidiaries; (k) Liens securing Indebtedness or other obligations of a Subsidiary of such Person owing to such Person or a wholly owned Subsidiary of such Person (or, in the case of the Company, to a Wholly Owned Subsidiary); (l) Liens securing Hedging Obligations so long as such Hedging Obligations relate to Indebtedness that is, and is permitted to be under the Indenture, secured by a Lien on the same property securing such Hedging Obligations; (m) Liens arising in the ordinary course of business in favor of the United States, any state thereof, any foreign country or any department, agency, instrumentality or political subdivision of any such jurisdiction, to secure partial, progress, advance or other payments pursuant to any contract or statute; (n) Liens to secure any Refinancing (or successive Refinancing) as a whole, or in part, of any Indebtedness secured by any Lien referred to in the foregoing clause (f), (h), (i) and (j); provided, however, that (x) such new Lien shall be limited to all or part of the same property that secured the original Lien (plus improvements to or on such property) and (y) the Indebtedness secured by such Lien at such time is not increased to any amount greater than the sum of (A) the outstanding principal amount or, if greater, committed amount of the Indebtedness described under clause (f), (h), (i) or (j) at the time the original Lien became a Permitted Lien and (B) an amount necessary to pay any fees and expenses, including premiums, related to such refinancing, refunding, extension, renewal or replacement; (o) Liens on, or related to, properties to secure all or part of the costs incurred in the ordinary course of business of exploration, drilling, development production, processing, transportation, marketing or storage or operation thereof; (p) Liens on pipeline or pipeline facilities hydrocarbons or other properties which arise out of operation of law; (q) Liens reserved in oil and gas mineral leases for bonus or rental payments and for compliance with the terms of such leases; (r) Liens arising under partnership agreements, oil and gas leases, farm-out agreements, division orders, contracts for the sale, purchase, exchange, transportation or processing (but not the refining) of oil, gas or other hydrocarbons, unitization and pooling declarations and agreements, development agreements, operating agreements, area of mutual interest agreements, and other similar agreements which are customary in the Oil and Gas Business; (s) judgment and attachment Liens not giving rise to an Event of Default or Liens created by or existing from any litigation or legal proceeding that are currently being contested in good faith by appropriate proceedings and for which adequate reserves have been made; (t) Liens in favor of collecting or payor banks having a right of setoff, revocation, refund or chargeback with respect to money or instruments of the Company or any Subsidiary on deposit with or in possession of such bank; and (u) royalties, overriding royalties, revenue interests, net revenue interests, net profit interests, reversionary interests, production payments, production sales contracts, operating agreements, and other similar interests, properties, arrangements, and agreements, all as ordinarily exist with respect to the Company's properties. Notwithstanding the foregoing, "Permitted Liens" will not include any Lien described in clause (f), (i) or (j) above to the extent (A) such Lien applies to any Additional Assets or Permitted Business Investment acquired directly or indirectly from Net Available Cash pursuant to clause
(a)(i)(B) or paragraph (c) of the covenant described under "-- Certain
Covenants -- Limitation on Sales of Assets and Subsidiary Stock" and (B) the fair value of such Additional Assets or Permitted Business Investment is less than the sum of (x) the amount of Indebtedness secured by such Lien plus (y) the amount of Net Available Cash so invested in such Additional Assets or Permitted Business Investment.

     "Permitted Marketing Obligations" means Indebtedness of the Company or any Restricted Subsidiary under letter of credit or borrowed money obligations, or in lieu of or in addition to such letters of credit or borrowed money, guarantees of such Indebtedness or other obligations of the Company or any Restricted Subsidiary by any other Restricted Subsidiary of the Company, as applicable, related to the purchase by the Company or any Restricted Subsidiary of hydrocarbons for which the Company or such Restricted Subsidiary has contracts to sell; provided, however, that in the event that such Indebtedness or obligations are guaranteed by the Company or any Restricted Subsidiary, then either (i) the Person with which the Company or such Restricted Subsidiary has contracts to sell has an investment grade credit rating from S&P or Moody's, or in lieu thereof, a Person guaranteeing the payment of such obligated Person has an investment grade credit rating from S & P or Moody's, or (ii) such Person posts, or has posted for it, a letter of credit in favor of the Company or such Restricted Subsidiary with respect to all such Person's obligations to the Company or such Subsidiary under such contracts.

     "Person" means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization, government or any agency or political subdivision thereof or any other entity.

     "Preferred Stock," as applied to the Capital Stock of any corporation, means Capital Stock of any class or classes (however designated) which is preferred as to the payment of dividends, or as to the distribution of assets upon any voluntary or involuntary liquidation or dissolution of such corporation, over shares of Capital Stock of any other class of such corporation.

     The term "principal" of a Note means the principal of the Note plus the premium, if any, payable on the Note which is due or overdue or is to become due at the relevant time.

     "Production Payments" means, collectively, Dollar-Denominated Production Payments and Volumetric Production Payments.

     "Public Market" means any time when at least 15% of the total issued and outstanding common stock of the Company has been distributed by means of an effective registration statement under the Securities Act or sales pursuant to Rule 144 under the Securities Act.

     "Rating Agency" means S&P and Moody's or, if S&P or Moody's shall have ceased to be a "nationally recognized statistical rating organization" (as defined in Rule 436 under the Act) or shall have ceased to make publicly available a rating on any outstanding securities of any company engaged primarily in the oil and gas business, such other organization or organizations, as the case may be, then making publicly available a rating on the Notes as is selected by the Company.

     "Rating Date" means, in respect of each Change of Control, the date that is immediately prior to the date of the first public announcement of an event or series of events that results in a Change of Control.

     "Rating Decline" means the occurrence on any date following the Rating Date and prior to a date that is 90 days after the occurrence of a corresponding Change of Control (which period shall be deemed to be extended so long as prior to the end of such 90-day period and continuing thereafter the rating of the Notes is under publicly announced consideration for possible downgrade by either Rating Agency) of either of the following: (i) the rating of the Notes by either Rating Agency within such period shall be at least one gradation below the rating of the Notes by such Rating Agency on the Rating Date; or (ii) either Rating Agency shall withdraw its ratings of the Notes. A gradation shall include changes within rating categories (e.g., with respect to S&P a decline in a rating from BB+ to BB, or from B to B-, will constitute a decrease of one gradation).

     "Refinance" means, in respect of any Indebtedness, to refinance, extend, renew, refund, repay, prepay, redeem, decease or retire, or to issue other Indebtedness in exchange or replacement for, such Indebtedness. "Refinanced" and "Refinancing" shall have correlative meanings.

     "Refinancing Indebtedness" means Indebtedness that Refinances any Indebtedness of the Company or any Restricted Subsidiary existing on the Issue Date or Incurred in compliance with the Indenture including Indebtedness that Refinances Refinancing Indebtedness; provided, however, that (i) such Refinancing Indebtedness has a Stated Maturity no earlier than the Stated Maturity of the Indebtedness being Refinanced, (ii) such Refinancing Indebtedness has an Average Life at the time such Refinancing Indebtedness is Incurred that is equal to or greater than the Average Life of the Indebtedness being Refinanced and (iii) such Refinancing Indebtedness has an aggregate principal amount (or if Incurred with original issue discount, an aggregate issue price) that is equal to or less than the aggregate principal amount (or if Incurred with original issue discount, the aggregate accreted value) then outstanding or committed (plus fees and expenses, including any premium and defeasance costs) under the Indebtedness being Refinanced; provided further, however, that Refinancing Indebtedness shall not include (x) Indebtedness of a Subsidiary (other than a Subsidiary Guarantor) that Refinances Indebtedness of the Company or (y) Indebtedness of the Company or a Restricted Subsidiary that Refinances Indebtedness of an Unrestricted Subsidiary.

     "Representative" means any trustee, agent or representative (if any) for an issue of Senior Indebtedness of a Subsidiary Guarantor.

     "Restricted Payment" with respect to any Person means (i) the declaration or payment of any dividends or any other distributions of any sort in respect of its Capital Stock (including any payment in connection with any merger or consolidation involving such Person) or similar payment to the direct or indirect holders of its Capital Stock (other than (x) dividends or distributions payable solely in its Capital Stock (other than Disqualified Stock), (y) dividends or distributions payable solely to the Company or a Restricted Subsidiary, and (z) pro rata dividends or other distributions made by a Subsidiary that is not a Wholly Owned Subsidiary to minority stockholders (or owners of an equivalent interest in the case of a Subsidiary that is an entity other than a corporation)), (ii) the purchase, redemption or other acquisition or retirement for value of any Capital Stock of the Company held by any Person or of any Capital Stock of a Restricted Subsidiary held by any Affiliate of the Company (other than a Restricted Subsidiary), including the exercise of any option to exchange any Capital Stock (other than into Capital Stock of the Company that is not Disqualified Stock), (iii) the purchase, repurchase, redemption, defeasance or other acquisition or retirement for value, prior to scheduled maturity, scheduled repayment or scheduled sinking fund payment of any Subordinated Obligations (other than the purchase, repurchase or other acquisition of Subordinated Obligations purchased in anticipation of satisfying a sinking fund obligation, principal installment or final maturity, in each case due within one year of the date of acquisition) or (iv) the making of any Investment in any Person (other than a Permitted Investment).

     "Restricted Subsidiary" means any Subsidiary of the Company that is not an Unrestricted Subsidiary.

     "S&P" means Standard & Poor's Rating Services, a division of The McGraw-Hill Company, Inc., and its successors.

     "Sale/Leaseback Transaction" means an arrangement relating to property now owned or hereafter acquired whereby the Company or a Restricted Subsidiary transfers such property to a Person and the

Company or a Restricted Subsidiary leases it from such Person, provided that the fair market value of such property (as reasonably determined by the Board of Directors acting in good faith) is $10 million or more.

     "SEC" means the Securities and Exchange Commission.

     "Secured Indebtedness" means any Indebtedness of the Company secured by a Lien.

     "Senior Indebtedness" means with respect to any Person (i) Indebtedness of such Person, and all obligations of such Person under any Credit Facility, whether outstanding on the Issue Date or thereafter Incurred and (ii) accrued and unpaid interest (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating such Person to the extent post-filing interest is allowed in such proceeding) in respect of (A) indebtedness of such Person for money borrowed and (B) indebtedness evidenced by notes, debentures, bonds or other similar instruments for the payment of which such Person is responsible or liable unless, with respect to obligations described in the immediately preceding clause (i) or (ii), in the instrument creating or evidencing the same or pursuant to which the same is outstanding, it is provided that such obligations are not superior in right of payment to the applicable Subsidiary Guaranty; provided, however, that Senior Indebtedness shall not include (1) any obligation of such Person to any Subsidiary of such Person, (2) any liability for Federal, state, local or other taxes owed or owing by such Person, (3) any accounts payable or other liability to trade creditors arising in the ordinary course of business (including guarantees thereof or instruments evidencing such liabilities), (4) any Indebtedness of such Person (and any accrued and unpaid interest in respect thereof) which is subordinate or junior in any respect to any other Indebtedness or other obligation of such Person or (5) that portion of any Indebtedness which at the time of Incurrence is Incurred in violation of the Indenture (other than, in the case of a Subsidiary Guarantor, Indebtedness under any Credit Facility that is Incurred on the basis of a representation by such Subsidiary Guarantor to the applicable lenders that such Person is permitted to Incur such Indebtedness under the Indenture).

     "Senior Subordinated Indebtedness" means with respect to the Company or a Subsidiary Guarantor, the Notes, with respect to the Company, and the Subsidiary Guaranty of such Subsidiary Guarantor and any other Indebtedness of the Company or such Subsidiary Guarantor, as the case may be, that specifically provides that such Indebtedness is to rank pari passu with the Notes or such Subsidiary Guaranty, as the case may be, in right of payment and is not subordinated by its terms in right of payment to any Indebtedness or other obligation of the Company or such Subsidiary Guarantor, as the case may be, which is not Senior Indebtedness of the Company or such Subsidiary Guarantor, as the case may be.

     "Significant Subsidiary" means any Restricted Subsidiary that would be a "Significant Subsidiary" of the Company within the meaning of Rule 1-02 under Regulation S-X promulgated by the SEC.

     "Stated Maturity" means, with respect to any security, the date specified in such security as the fixed date on which the final payment of principal of such security is due and payable, including pursuant to any mandatory redemption provision (but excluding any provision providing for the repurchase of such security at the option of the holder thereof upon the happening of any contingency unless such contingency has occurred).

     "Subordinated Obligation" means any Indebtedness of the Company (whether outstanding on the Issue Date or thereafter Incurred) which is subordinate or junior in right of payment to the Notes pursuant to a written agreement to that effect.

     "Subsidiary" means, in respect of any Person, any corporation, association, partnership or other business entity of which more than 50% of the total voting power of shares of Capital Stock or other interests (including partnership interests) entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by (i) such Person, (ii) such Person and one or more Subsidiaries of such Person or (iii) one or more Subsidiaries of such Person.

     "Subsidiary Guarantor" means CRI, Coho Louisiana Production Company, Coho Exploration, Inc., Interstate Natural Gas Company, Coho Fairbanks Gathering Company and Coho Louisiana Gathering

Company, and each other Restricted Subsidiary (other than an Exempt Foreign Subsidiary) of the Company that (i) has total net assets (exclusive of the Capital Stock of other Restricted Subsidiaries) as of the end of the most recent fiscal year (as set forth on the balance sheet of such Subsidiary prepared in accordance with GAAP) equal to or greater than the greater of $2.5 million and one percent (1%) of Adjusted Consolidated Net Tangible Assets as of such date and (ii) delivers a Subsidiary Guaranty.

     "Subsidiary Guaranty" means a Guarantee by a Subsidiary Guarantor of the Company's obligations with respect to the Notes, which Guarantee will be subordinated to Senior Indebtedness of such Subsidiary Guarantor on the terms described under "-- Ranking." Any such Subsidiary Guaranty (i) will be substantially in the form prescribed by the Indenture, (ii) will be limited in amount to an amount not to exceed the maximum amount that can be guaranteed by the applicable Subsidiary Guarantor without rendering such Subsidiary Guaranty, as it relates to such Subsidiary Guarantor, voidable under applicable law relating to fraudulent conveyance or fraudulent transfer or similar laws affecting the rights of creditors generally and (iii) will provide that, upon the sale or other disposition (including by way of consolidation or merger) of a Subsidiary Guarantor or the sale or disposition of all or substantially all the assets of a Subsidiary Guarantor permitted by the Indenture, such Subsidiary Guarantor shall be released from all its obligations under its Subsidiary Guaranty.

     "Temporary Cash Investments" means any of the following: (i) any investment in direct obligations of the United States of America or any agency thereof or obligations guaranteed by the United States of America or any agency thereof,
(ii) investments in time deposit accounts, certificates of deposit and money-market deposits maturing within 180 days of the date of acquisition thereof issued by a bank or trust company which is organized under the laws of the United States of America, any state thereof or any foreign country recognized by the United States, and which bank or trust company has capital, surplus and undivided profits aggregating in excess of $50.0 million (or the foreign currency equivalent thereof) and has outstanding debt which is rated "A" (or such similar equivalent rating) or higher by at least one nationally recognized statistical rating organization (as defined in Rule 436 under the Securities Act) or any money-market fund sponsored by a registered broker dealer or mutual fund distributor, (iii) repurchase obligations with a term of not more than 30 days for underlying securities of the types described in clause (i) above entered into with a bank meeting the qualifications described in clause
(ii) above, (iv) investments in commercial paper, maturing not more than 180 days after the date of acquisition, issued by a Person (other than an Affiliate of the Company) organized and in existence under the laws of the United States of America or any foreign country recognized by the United States of America with a rating at the time as of which any investment therein is made of "P-2" (or higher) according to Moody's Investors Service, Inc. or "A-2" (or higher) according to Standard and Poor's Ratings Group, and (v) investments in securities with maturities of six months or less from the date of acquisition issued or fully guaranteed by any state, commonwealth or territory of the United States of America, or by any political subdivision or taxing authority thereof, and rated at least "A" by Standard & Poor's Ratings Group or "A" by Moody's Investors Service, Inc.

     "Unrestricted Subsidiary" means (i) any Subsidiary of the Company that at the time of determination shall be designated an Unrestricted Subsidiary by the Board of Directors in the manner provided below and (ii) any Subsidiary of an Unrestricted Subsidiary. The Board of Directors may designate any Subsidiary of the Company (including any newly acquired or newly formed Subsidiary) to be an Unrestricted Subsidiary unless such Subsidiary or any of its Subsidiaries owns any Capital Stock or Indebtedness of, or holds any Lien on any property of, the Company or any other Subsidiary of the Company that is not a Subsidiary of the Subsidiary to be so designated; provided, however, that either (A) the Subsidiary to be so designated has total assets of $1,000 or less or (B) if such Subsidiary has assets greater than $1,000, such designation would be permitted under the covenant described under "-- Certain Covenants -- Limitation on Restricted Payments." The Board of Directors may designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided, however, that immediately after giving effect to such designation (x) the Company could Incur $1.00 of additional Indebtedness under paragraph (a) of the covenant described under "-- Certain Covenants -- Limitation on Indebtedness" and (y) no Default shall have occurred and be continuing. Any such designation by the Board of Directors shall be evidenced by the Company to the Trustee by promptly filing with the

Trustee a copy of the board resolution giving effect to such designation and an Officers' Certificate certifying that such designation complied with the foregoing provisions.

     "U.S. Government Obligations" means direct obligations (or certificates representing an ownership interest in such obligations) of the United States of America (including any agency or instrumentality thereof) for the payment of which the full faith and credit of the United States of America is pledged and which are not callable at the issuer's option.

     "Volumetric Production Payments" means production payment obligations recorded as deferred revenue in accordance with GAAP, together with all undertakings and obligations in connection therewith.

     "Voting Stock" of a Person means all classes of Capital Stock or other interests (including partnership interests) of such Person then outstanding and normally entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof.

     "Wholly Owned Subsidiary" means a Restricted Subsidiary all the Capital Stock of which (other than directors' qualifying shares and shares held by other Persons to the extent such shares are required by applicable law to be held by a Person other than the Company or a Restricted Subsidiary) is owned by the Company or one or more Wholly Owned Subsidiaries.

CERTAIN COVENANTS

     The Indenture contains covenants including, among others, the following:

     Limitation on Indebtedness. (a) The Company shall not, and shall not permit any Restricted Subsidiary to, Incur, directly or indirectly, any Indebtedness; provided, however, that the Company or a Restricted Subsidiary may Incur Indebtedness if, on the date of such Incurrence and after giving effect thereto, either (i) the Consolidated Coverage Ratio equals or exceeds 2.25 to 1.0, or
(ii) the Company's Adjusted Consolidated Net Tangible Assets would be equal to or greater than 200% of Consolidated Indebtedness.

     (b) Notwithstanding the foregoing paragraph (a), the Company and any Restricted Subsidiary may Incur the following Indebtedness:

          (1) Indebtedness Incurred pursuant to any Credit Facility, so long as the aggregate principal amount of all Indebtedness outstanding under all Credit Facilities does not, at any one time, exceed the aggregate amount of borrowing availability as of such date under all Credit Facilities that determine availability on the basis of a borrowing base or other asset-based calculation; provided, however, that in no event shall such amount exceed the greater of (x) $250 million and (y) 75% of ACNTA as of the date of such Incurrence; provided further, however, that if any Indebtedness Incurred pursuant to this clause (1) would cause the total principal amount of Indebtedness outstanding under this clause (1) to exceed the greater of (A) (x) $200.0 million minus (y) the aggregate amount of all Net Available Cash of Asset Dispositions applied to reduce Senior Indebtedness pursuant to clause (a)(i)(A) of the covenant described under the caption "-- Limitation on Sales of Assets and Subsidiary Stock" and (B) 65% of ACNTA as of the date of such Incurrence, the Consolidated Coverage Ratio on the date of such Incurrence must be at least 2.0 to 1;

          (2) Indebtedness owed to and held by the Company or a Wholly Owned Subsidiary; provided, however, that any subsequent issuance or transfer of any Capital Stock which results in any such Wholly Owned Subsidiary ceasing to be a Wholly Owned Subsidiary or any subsequent transfer of such Indebtedness (other than to the Company or another Wholly Owned Subsidiary) shall be deemed, in each case, to constitute the Incurrence of such Indebtedness by the issuer thereof;

          (3) The Notes (other than additional Notes) and the Subsidiary Guaranties;

          (4) Indebtedness outstanding on the Issue Date (other than Indebtedness described in clause (1), (2) or (3) of this covenant);

          (5) Indebtedness or Preferred Stock of a Restricted Subsidiary Incurred and outstanding on or prior to the date on which such Restricted Subsidiary was acquired by the Company (other than Indebtedness or Preferred Stock Incurred in connection with, or to provide all or any portion of the funds or credit support utilized to consummate, the transaction or series of related transactions pursuant to which such Restricted Subsidiary became a Restricted Subsidiary or was acquired by the Company);

          (6) Refinancing Indebtedness in respect of Indebtedness Incurred pursuant to paragraph (a) or pursuant to clause (3), (4), (5) above, or this clause (6); provided, however, that to the extent such Refinancing Indebtedness directly or indirectly Refinances Indebtedness or Preferred Stock of a Restricted Subsidiary described in clause (5), such Refinancing Indebtedness shall be Incurred only by such Restricted Subsidiary or the Company;

          (7) Indebtedness of the Company or a Restricted Subsidiary represented by Capital Lease Obligations, mortgage financings or purchase money obligations, in each case Incurred for the purpose of financing all or any part of the purchase price or cost of construction or improvement of property used in an Oil and Gas Business or Incurred to Refinance any such purchase price or cost of construction or improvement, in each case (other than a Refinancing) Incurred no later than 365 days after the date of such acquisition or the date of completion of such construction or improvement; provided, however, that the principal amount of any Indebtedness Incurred pursuant to this clause (7) (other than a Refinancing) in any single calendar year shall not exceed $20 million;

          (8) Indebtedness with respect to Production Payments; provided, however, that any such Indebtedness shall be Limited Recourse Indebtedness; provided further, however, that the Net Present Value attributable to the reserves related to such Production Payments shall not exceed 30% of ACNTA at the time of Incurrence;

          (9) Indebtedness consisting of Interest Rate Agreements directly related to Indebtedness permitted to be Incurred by the Company and its Restricted Subsidiaries pursuant to the Indenture;

          (10) Indebtedness under Oil and Gas Hedging Contracts and Currency Agreements entered into in the ordinary course of business for the purpose of limiting risks that arise in the ordinary course of business of the Company and its Restricted Subsidiaries;

          (11) Indebtedness in respect of letters of credit issued for the benefit of the Company or any of its Restricted Subsidiaries to the extent they are issued in connection with the ordinary course of business of the Company and its Restricted Subsidiaries, Incurred in an aggregate principal amount which, when taken together with the principal amount of all other Indebtedness Incurred pursuant to this clause (11) and then outstanding, does not exceed the greater of (x) $20 million and (y) 10% of the maximum Indebtedness that would at such time be permitted to be outstanding pursuant to clause (b)(1) above;

          (12) Indebtedness of the Company or a Restricted Subsidiary Incurred to finance capital expenditures and Refinancing Indebtedness Incurred in respect thereof in an aggregate principal amount which, when taken together with the principal amount of all other Indebtedness Incurred pursuant to this clause (12) and then outstanding, does not exceed $20 million;

          (13) Indebtedness of the Company or a Restricted Subsidiary Incurred for the purpose of financing all or any part of the cost of acquiring oil and gas properties, another Person (other than a Person that was, immediately prior to such acquisition, a Subsidiary of the Company) engaged in the Oil and Gas Business or all or substantially all the assets of such a Person; provided, however, that on the date of such Incurrence and after giving effect thereto, the Consolidated Coverage Ratio equals or exceeds
     2.0 to 1.0;

          (14) Permitted Marketing Obligations; and

          (15) Indebtedness in an aggregate principal amount which, together with the principal amount of all other Indebtedness of the Company and its Restricted Subsidiaries outstanding on the date of such Incurrence (other than Indebtedness permitted by clauses (1) through (14) above or paragraph
     (a)) does not exceed $20 million.

     (c) Notwithstanding the foregoing, the Company shall not Incur any Indebtedness pursuant to the foregoing paragraph (b) if the proceeds thereof are used, directly or indirectly, to Refinance any Subordinated

Obligations unless such Indebtedness shall be subordinated to the Notes to at least the same extent as such Subordinated Obligations.

     (d) For purposes of determining compliance with the foregoing covenant, (i) in the event that an item of Indebtedness meets the criteria of more than one of the types of Indebtedness described above, the Company, in its sole discretion, will classify such item of Indebtedness and only be required to include the amount and type of such Indebtedness in one of the above clauses and (ii) an item of Indebtedness may be divided and classified in more than one of the types of Indebtedness described above.

     (e) Notwithstanding paragraphs (a) and (b) above, no Restricted Subsidiary shall Incur any Indebtedness if such Indebtedness is subordinate or junior in ranking in any respect to any Senior Indebtedness of such Restricted Subsidiary, unless such Indebtedness is Senior Subordinated Indebtedness of such Restricted Subsidiary.

     Limitation on Restricted Payments. (a) The Company shall not, and shall not permit any Restricted Subsidiary, directly or indirectly, to make a Restricted Payment if at the time the Company or such Restricted Subsidiary makes such Restricted Payment: (1) a Default shall have occurred and be continuing (or would result therefrom); (2) the Company is not able to Incur an additional $1.00 of Indebtedness pursuant to paragraph (a) of the covenant described under "-- Limitation on Indebtedness;" or (3) the aggregate amount of such Restricted Payment and all other Restricted Payments since the Issue Date would exceed the sum of: (A) 50% of the Consolidated Net Income accrued during the period (treated as one accounting period) from the beginning of the fiscal quarter immediately following the fiscal quarter during which the Notes are originally issued to the end of the most recent fiscal quarter ending at least 45 days prior to the date of such Restricted Payment (or, in case such Consolidated Net Income shall be a deficit, minus 100% of such deficit); (B) the aggregate Net Cash Proceeds received by the Company from the issuance or sale of its Capital Stock (other than Disqualified Stock) subsequent to the Issue Date (other than an issuance or sale to a Subsidiary of the Company and other than an issuance or sale to an employee stock ownership plan or to a trust established by the Company or any of its Subsidiaries for the benefit of their employees); (C) the aggregate Net Cash Proceeds received by the Company from the issue or sale subsequent to the Issue Date of its Capital Stock (other than Disqualified Stock) to an employee stock ownership plan; provided, however, that if such employee stock ownership plan incurs any Indebtedness with respect thereto, such aggregate amount shall be limited to an amount equal to any increase in the Consolidated Net Worth of the Company resulting from principal repayments made by such employee stock ownership plan with respect to such Indebtedness; (D) the amount by which Indebtedness of the Company is reduced on the Company's balance sheet upon the conversion or exchange (other than by a Subsidiary of the Company) subsequent to the Issue Date, of any Indebtedness of the Company convertible or exchangeable for Capital Stock (other than Disqualified Stock) of the Company (less the amount of any cash, or the fair value of any other property, distributed by the Company upon such conversion or exchange); and (E) an amount equal to the sum of (i) the net reduction in Investments in Unrestricted Subsidiaries resulting from dividends, repayments of loans or advances or other transfers of assets, in each case to the Company or any Restricted Subsidiary from Unrestricted Subsidiaries, and (ii) the portion (proportionate to the Company's equity interest in such Subsidiary) of the fair market value of the net assets of an Unrestricted Subsidiary at the time such Unrestricted Subsidiary is designated a Restricted Subsidiary; provided, however, that the foregoing sum shall not exceed, in the case of any Unrestricted Subsidiary, the amount of Investments previously made (and treated as a Restricted Payment) by the Company or any Restricted Subsidiary in such Unrestricted Subsidiary.

     (b) The provisions of the foregoing paragraph (a) shall not prohibit: (i) any purchase or redemption of Capital Stock or Subordinated Obligations of the Company made by exchange for, or out of the proceeds of the substantially concurrent sale of, Capital Stock of the Company (other than Disqualified Stock and other than Capital Stock issued or sold to a Subsidiary of the Company or an employee stock ownership plan or to a trust established by the Company or any of its Subsidiaries for the benefit of their employees); provided, however, that
(A) such purchase or redemption shall be excluded in the calculation of the amount of Restricted Payments and (B) the Net Cash Proceeds from such sale shall be excluded from the calculation of amounts under clause (3)(B) of paragraph (a) above (but only to the extent that such Net Cash Proceeds were used to purchase or redeem such Capital Stock as provided in this clause (i)); (ii) any purchase, repurchase, redemption, defeasance or other acquisition or retirement for value of Subordinated Obligations made by exchange for, or out of the proceeds of the substantially concurrent sale of, Indebtedness of the Company which is permitted to be Incurred pursuant to the covenant described under "-- Limitation on Indebtedness;" provided, however, that such purchase, repurchase, redemption, defeasance or other acquisition or retirement for value shall be excluded in the calculation of the amount of Restricted Payments; (iii) dividends paid within 60 days after the date of declaration thereof if at such date of declaration such dividend would have complied with this covenant; provided, however, that at the time of payment of such dividend, no other Default shall have occurred and be continuing (or result therefrom); provided further, however, that such dividend shall be included in the calculation of the amount of Restricted Payments; (iv) the repurchase of shares of, or options to purchase shares of, common stock of the Company or any of its Subsidiaries from employees, former employees, directors or former directors of the Company or any of its Subsidiaries (or permitted transferees of such employees, former employees, directors or former directors), pursuant to the terms of the agreements (including employment agreements) or plans (or amendments thereto) approved by the Board of Directors under which such individuals purchase or sell or are granted the option to purchase or sell, shares of such common stock; provided, however, that the aggregate amount of such repurchases shall not exceed $2 million in any calendar year and $10 million in the aggregate; provided further, however, that such repurchases shall be excluded in the calculation of the amount of Restricted Payments; or (v) other Restricted Payments in an aggregate amount not to exceed $20 million; provided, however, that such Restricted Payments shall be excluded in the calculation of the amount of Restricted Payments.

     Limitation on Restrictions on Distributions from Restricted
Subsidiaries. The Company shall not, and shall not permit any Restricted Subsidiary to, create or otherwise cause or permit to exist or become effective any consensual encumbrance or restriction on the ability of any Restricted Subsidiary (a) to pay dividends or make any other distributions on its Capital Stock or pay any Indebtedness owed to the Company or a Restricted Subsidiary,
(b) to make any loans or advances to the Company or a Restricted Subsidiary or
(c) to transfer any of its property or assets to the Company or a Restricted Subsidiary, except: (i) any encumbrance or restriction pursuant to an agreement in effect at or entered into on the Issue Date; (ii) any encumbrance or restriction with respect to a Restricted Subsidiary pursuant to an agreement relating to any Indebtedness Incurred by such Restricted Subsidiary on or prior to the date on which such Restricted Subsidiary was acquired by the Company (other than Indebtedness Incurred as consideration in, or to provide all or any portion of the funds or credit support utilized to consummate, the transaction or series of related transactions pursuant to which such Restricted Subsidiary became a Restricted Subsidiary or was acquired by the Company) and outstanding on such date; (iii) any encumbrance or restriction pursuant to an agreement effecting a Refinancing of Indebtedness Incurred pursuant to an agreement referred to in clause (i) or (ii) of this covenant or this clause (iii) or contained in any amendment to an agreement referred to in clause (i) or (ii) of this covenant or this clause (iii); provided, however, that the encumbrances and restrictions with respect to such Restricted Subsidiary contained in any such refinancing agreement or amendment are no less favorable to the Noteholders than encumbrances and restrictions with respect to such Restricted Subsidiary contained in such agreements; (iv) any such encumbrance or restriction consisting of customary nonassignment provisions in leases governing leasehold interests to the extent such provisions restrict the transfer of the lease or the property leased thereunder; (v) in the case of clause (c) above, restrictions contained in security agreements or mortgages securing Indebtedness of a Restricted Subsidiary to the extent such restrictions restrict the transfer of the property subject to such security agreements or mortgages; and (vi) any restriction with respect to a Restricted Subsidiary imposed pursuant to an agreement entered into for the sale or disposition of all or substantially all the Capital Stock or assets of such Restricted Subsidiary pending the closing of such sale or disposition.

     Limitation on Sales of Assets and Subsidiary Stock. (a) In the event and to the extent that the Net Available Cash received by the Company or any Restricted Subsidiary from one or more Asset Dispositions occurring on or after the Issue Date in any period of 12 consecutive months exceeds 15% of Adjusted Consolidated Net Tangible Assets as of the beginning of such 12-month period, then the Company shall (i) within 180 days (in the case of (A) below) or 18 months (in the case of (B) below) after the date such Net Available Cash so received exceeds such 15% of Adjusted Consolidated Net Tangible Assets (A) apply an amount equal to such excess Net Available Cash to repay Senior Indebtedness or Indebtedness of a Restricted Subsidiary, in each case owing to a Person other than the Company or any Affiliate of the Company or (B) invest an equal amount, or the amount not so applied pursuant to clause (A), in Additional Assets or a Permitted Business Investment or (ii) apply such excess Net Available Cash (to the extent not applied pursuant to clause (i)) as provided in the following paragraphs of the covenant described hereunder. The amount of such excess Net Available Cash required to be applied during the applicable period and not applied as so required by the end of such period shall constitute "Excess Proceeds."

     If, as of the first day of any calendar month, the aggregate amount of Excess Proceeds not theretofore subject to an Excess Proceeds Offer (as defined below) totals at least $10.0 million, the Company must, not later than the fifteenth Business Day of such month, make an offer (an "Excess Proceeds Offer") to purchase from the Holders on a pro rata basis an aggregate principal amount of Notes equal to the Excess Proceeds (rounded down to the nearest multiple of $1,000) on such date, at a purchase price equal to 100% of the principal amount of such Notes, plus, in each case, accrued interest (if any) to the date of purchase (the "Excess Proceeds Payment").

     The Company will comply, to the extent applicable, with the requirements of
Section 14(e) of the Exchange Act and any other securities laws or regulations thereunder in the event that such Excess Proceeds are received by the Company under the covenant described hereunder and the Company is required to repurchase Notes as described above. To the extent that the provisions of any securities laws or regulations conflict with the provisions of the covenant described hereunder, the Company shall comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations under the covenant described hereunder by virtue thereof.

     (b) In the event of the transfer of substantially all (but not all) the property and assets of the Company as an entirety to a Person in a transaction permitted by the covenant described under "-- Merger and Consolidation," the Successor Company (as defined therein) shall be deemed to have sold the properties and assets of the Company not so transferred for purposes of this covenant, and shall comply with the provisions of this covenant with respect to such deemed sale as if it were an Asset Disposition and the Successor Company shall be deemed to have received Net Available Cash in an amount equal to the fair market value (as determined in good faith by the Board of Directors) of the properties and assets not so transferred or sold.

     (c) In the event of an Asset Disposition by the Company or any Restricted Subsidiary that consists of a sale of hydrocarbons and results in Production Payments, the Company or such Restricted Subsidiary shall apply an amount equal to the Net Available Cash received by the Company or such Restricted Subsidiary to (i) reduce Senior Indebtedness of the Company or Indebtedness of a Restricted Subsidiary, in each case owing to a Person other than the Company or any Affiliate of the Company, within 180 days after the date such Net Available Cash is so received, or (ii) invest in Additional Assets or a Permitted Business Investment within 18 months after the date such Net Available Cash is so received.

     Limitation on Affiliate Transactions. (a) The Company shall not, and shall not permit any Restricted Subsidiary to, enter into or permit to exist any transaction (including the purchase, sale, lease or exchange of any property, employee compensation arrangements or the rendering of any service) with any Affiliate of the Company (an "Affiliate Transaction") unless the terms thereof
(1) are no less favorable to the Company or such Restricted Subsidiary than those that could be obtained at the time of such transaction in arm's-length dealings with a Person who is not such an Affiliate, (2) if such Affiliate Transaction involves an amount in excess of $10.0 million, is set forth in writing and has been approved by a majority of the members of the Board of Directors having no personal stake in such Affiliate Transaction or (3) if such Affiliate Transaction involves an amount in excess of $20.0 million, has been determined by a nationally recognized investment banking firm or other qualified independent appraiser to be fair, from a financial standpoint, to the Company and its Restricted Subsidiaries.

     (b) The provisions of the foregoing paragraph (a) shall not prohibit (i) any sale of hydrocarbons or other mineral products to an Affiliate of the Company or the entering into or performance of Oil and Gas Hedging Contracts, gas gathering, transportation or processing contracts or oil or natural gas marketing or exchange contracts with an Affiliate of the Company, in each case, in the ordinary course of business, so long as the terms of any such transaction are approved by a majority of the members of the Board of Directors who are disinterested with respect to such transaction, (ii) the sale to an Affiliate of the Company of Capital Stock of the Company that does not constitute Disqualified Stock, (iii) transactions contemplated by any employment agreement or other compensation plan or arrangement existing on the Issue Date or thereafter entered into by the Company or any of its Restricted Subsidiaries in the ordinary course of business, (iv) transactions between or among the Company and its Restricted Subsidiaries, (v) transactions between the Company or any of its Restricted Subsidiaries and Persons that are controlled (as defined in the definition of "Affiliate") by the Company (an "Unrestricted Affiliate"); provided that no other Person that controls (as so defined) or is under common control with the Company holds any Investments in such Unrestricted Affiliate; (vi) Restricted Payments and Permitted Investments that are permitted by the provisions of the Indenture described above under the caption "-- Limitation on Restricted Payments," (vii) loans or advances to employees in the ordinary course of business and approved by the Company's Board of Directors in an aggregate principal amount not to exceed $2.0 million outstanding at any one time and (viii) transactions contemplated by the Registration Rights and Shareholder Agreement dated as of December 8, 1994, among the Company, The Morgan Stanley Leveraged Equity Fund II, L.P. and Quinn Oil Company Ltd.

     Change of Control. (a) Upon the occurrence of a Change of Control and a corresponding Rating Decline, each Holder shall have the right to require that the Company repurchase such Holder's Notes at a purchase price in cash equal to 101% of the principal amount thereof plus accrued and unpaid interest, if any, to the date of purchase (subject to the right of Holders of record on the relevant record date to receive interest on the relevant interest payment date), in accordance with the terms contemplated in paragraph (b) below.

     (b) Within 30 days following a Rating Decline following a corresponding Change of Control (or, in the event the Rating Decline occurs prior to the corresponding Change of Control, within 30 days following the corresponding Change of Control), the Company shall mail a notice to each Holder with a copy to the Trustee stating: (1) that a Change of Control and corresponding Rating Decline have occurred and that such Holder has the right to require the Company to purchase such Holder's Notes at a purchase price in cash equal to 101% of the principal amount thereof plus accrued and unpaid interest, if any, to the date of purchase (subject to the right of Holders of record on the relevant record date to receive interest on the relevant interest payment date); (2) the circumstances and relevant facts regarding such Change of Control and corresponding Rating Decline (including information with respect to pro forma historical income, cash flow and capitalization after giving effect to such Change of Control and corresponding Rating Decline); (3) the repurchase date (which shall be no earlier than 30 days nor later than 60 days from the date such notice is mailed); and (4) the instructions determined by the Company, consistent with the covenant described hereunder, that a Holder must follow in order to have its Notes purchased.

     (c) The Company shall comply, to the extent applicable, with the requirements of Section 14(e) of the Exchange Act and any other securities laws or regulations in connection with the repurchase of Notes pursuant to this covenant described hereunder. To the extent that the provisions of any securities laws or regulations conflict with the provisions of the covenant described hereunder, the Company shall comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations under the covenant described hereunder by virtue thereof.

     The Change of Control purchase feature is a result of negotiations between the Company and the Underwriters. Management has no present intention to engage in a transaction involving a Change of Control, although it is possible that the Company would decide to do so in the future. Subject to the limitations discussed below, the Company could, in the future, enter into certain transactions, including acquisitions, refinancing or other recapitalizations, that would not constitute a Change of Control under the Indenture, but that could increase the amount of indebtedness outstanding at such time or otherwise affect the Company's capital structure or credit ratings. Restrictions on the ability of the Company to incur additional Indebtedness are contained in the covenants described under "-- Limitation on Indebtedness," "-- Limitation on Liens" and "-- Limitation on Sale/Leaseback Transactions." Such restrictions can only be waived with the consent of the holders of a majority in principal amount of the Notes then outstanding. Except for the limitations contained in such covenants, however, the Indenture will not contain any covenants or provisions that may afford holders of the Notes protection in the event of a highly leveraged transaction.

     The Credit Agreement generally prohibits the Company from purchasing any Notes and also provides that the occurrence of certain change of control events with respect to the Company would constitute a default thereunder. In the event a Change of Control and corresponding Rating Decline occur at a time when the Company is prohibited from purchasing Notes, the Company could seek the consent of its lenders to the purchase of Notes or could attempt to refinance the borrowings that contain such prohibition. If the Company does not obtain such a consent or repay such borrowings, the Company would remain prohibited from purchasing Notes. In such case, the Company's failure to purchase tendered Notes would constitute an Event of Default under the Indenture which would, in turn, constitute a default under the Credit Agreement. In such circumstances, the subordination provisions in the Indenture would likely restrict payment to the Holders of Notes pursuant to the Subsidiary Guaranties.

     Future indebtedness of the Company may contain prohibitions on the occurrence of certain events that would constitute a Change of Control or require such indebtedness to be repurchased upon a Change of Control. Moreover, the exercise by the holders of their right to require the Company to repurchase the Notes could cause a default under such indebtedness, even if the Change of Control and corresponding Rating Decline, due to the financial effect of such repurchase on the Company. Finally, the Company's ability to pay cash to the holders of Notes following the occurrence of a Change of Control and a corresponding Rating Decline may be limited by the Company's then existing financial resources. There can be no assurance that sufficient funds will be available when necessary to make any required repurchases.

     The provisions under the Indenture relating to the Company's obligation to make an offer to repurchase the Notes as a result of a Change of Control and corresponding Rating Decline may be waived or modified with the written consent of the holders of a majority in principal amount of the Notes.

     The Company will not be required to make an offer to purchase the Notes as a result of a Change of Control and corresponding Rating Decline if a third party (i) makes such offer in the manner, at the times and otherwise in compliance with the requirements set forth in the Indenture relating to the Company's obligations to make such an offer and (ii) purchases all Notes validly tendered and not withdrawn under such an offer.

     Limitation on the Sale or Issuance of Capital Stock of Restricted Subsidiaries. The Company shall not sell or otherwise dispose of any shares of Capital Stock of a Restricted Subsidiary, and shall not permit any Restricted Subsidiary, directly or indirectly, to issue or sell or otherwise dispose of any shares of its Capital Stock except (i) to the Company or a Wholly Owned Subsidiary, (ii) if, immediately after giving effect to such issuance, sale or other disposition, the Company and its Restricted Subsidiaries would own less than 20% of the Voting Stock of such Restricted Subsidiary and have no greater economic interest in such Restricted Subsidiary, (iii) if, immediately after giving effect to such issuance, sale or other disposition, the Company and its Restricted Subsidiaries would own greater than 80% of the Voting Stock of such Restricted Subsidiary and have no lesser economic interest in such Restricted Subsidiary or (iv) to the extent such shares represent directors' qualifying shares or shares required by applicable law to be held by a Person other than the Company or Restricted Subsidiary.

     Limitation on Liens. (a) The Company shall not, directly or indirectly, Incur or permit to exist any Lien (other than Permitted Liens) of any nature whatsoever on any of its properties (including Capital Stock of a Restricted Subsidiary), whether owned at the Issue Date or thereafter acquired, to secure any Indebtedness of the Company, without effectively providing that the Notes shall be secured equally and ratably with (or prior to) the obligations so secured for so long as such obligations are so secured.

     (b) The Company shall not permit any Subsidiary Guarantor, directly or indirectly, to incur or permit to exist any Lien (other than Permitted Liens) of any nature whatsoever on any of its properties (including Capital Stock of a Restricted Subsidiary), whether owned on the Issue Date or thereafter acquired, to secure any Indebtedness of such Subsidiary Guarantor that is not Senior Indebtedness of such Subsidiary Guarantor without effectively providing that such Subsidiary Guarantor's Subsidiary Guaranty shall be secured equally and ratably with (or prior to) the obligations so secured for so long as such obligations are so secured.

     Limitation on Sale/Leaseback Transactions. The Company shall not, and shall not permit any Restricted Subsidiary to, enter into any Sale/Leaseback Transaction with respect to any property unless (i) the

Company or such Restricted Subsidiary would be entitled to (A) Incur Indebtedness in an amount equal to the Attributable Debt with respect to such Sale/Leaseback Transaction pursuant to the covenant described under "-- Limitation on Indebtedness" and (B) create a Lien on such property securing such Attributable Debt without equally and ratably securing the Notes or the applicable Subsidiary Guaranty pursuant to the covenant described under "-- Limitation on Liens," (ii) the net proceeds received by the Company or any Restricted Subsidiary in connection with such Sale/Leaseback Transaction are at least equal to the fair value (as determined by the Board of Directors) of such property and (iii) the Company applies the proceeds of such transaction in compliance with the covenant described under "-- Limitation on Sales of Assets and Subsidiary Stock."

     Future Guarantors. Promptly after the end of the first fiscal year in which any Restricted Subsidiary, at the end of such fiscal year, has total net assets (exclusive of the Capital Stock of other Restricted Subsidiaries) (as set forth on the balance sheet of such Subsidiary prepared in accordance with GAAP) equal to or greater than the greater of $2.5 million and one percent (1%) of Adjusted Consolidated Net Tangible Assets, the Company shall cause such Restricted Subsidiary to issue a Subsidiary Guaranty for the benefit of the holders of the Notes.

     Merger and Consolidation. The Company shall not consolidate with or merge with or into, or convey, transfer or lease, in one transaction or a series of related transactions, all or substantially all its assets to, any Person, unless: (i) the resulting, surviving or transferee Person (the "Successor Company") shall be a Person organized and existing under the laws of the United States of America, any State thereof or the District of Columbia and the Successor Company (if not the Company) shall expressly assume, by an indenture supplemental thereto, executed and delivered to the Trustee, in form satisfactory to the Trustee, all the obligations of the Company under the Notes and the Indenture; (ii) immediately after giving effect to such transaction (and treating any Indebtedness which becomes an obligation of the Successor Company or any Subsidiary as a result of such transaction as having been Incurred by such Successor Company or such Subsidiary at the time of such transaction), no Default shall have occurred and be continuing, (iii) immediately after giving effect to such transaction, the Successor Company would be able to Incur an additional $1.00 of Indebtedness pursuant to paragraph (a) or, if applicable, paragraph (b)(14), of the covenant described under "-- Limitation on Indebtedness," (iv) immediately after giving effect to such transaction, the Successor Company shall have Adjusted Consolidated Net Tangible Assets in an amount that is not less than the Adjusted Consolidated Net Tangible Assets of the Company prior to such transaction; and (v) the Company shall have complied with certain additional conditions set forth in the Indenture; provided, however, that clauses (iii) and (iv) shall not be applicable to any such transaction solely between the Company and any Restricted Subsidiary.

     The Successor Company shall be the successor to the Company and shall succeed to, and be substituted for, and may exercise every right and power of, the Company under the Indenture, but the predecessor Company in the case of a lease shall not be released from the obligation to pay the principal of and interest on the Notes.

     The Company will not permit any Subsidiary Guarantor to consolidate with or merge with or into, or convey, transfer or lease, in one transaction or series of transactions, all or substantially all of its assets to any Person unless:
(i) the resulting, surviving or transferee Person (except in the case of a Subsidiary Guarantor (other than CRI) that has been disposed of in its entirety to another Person, whether through the merger, consolidation or sale of Capital Stock or assets, if in connection therewith the Company provides an Officer's Certificate to the Trustee to the effect that the Company will comply with its obligations under "-- Limitation on Sales of Assets and Capital Stock" in respect of such disposition) shall expressly assume by a guaranty agreement, in a form acceptable to the Trustee, all the obligations of such Subsidiary Guarantor, if any, under its Subsidiary Guaranty; (ii) immediately after giving effect to such transaction or transactions on a pro forma basis (and treating any Indebtedness which becomes an obligation of the resulting, surviving or transferee Person as a result of such transaction as having been issued by such Person at the time of such transaction), no Default shall have occurred and be continuing; and (iii) the Company delivers to the Trustee an Officer's Certification and an Opinion of Counsel, each stating that such consolidation, merger or transfer and such guaranty agreement, if any, complies with the Indenture.

     SEC Reports. Notwithstanding that the Company may not at any time be subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, the Company shall file with the SEC and provide the Trustee and Noteholders with such annual reports and such information, documents and other reports as are specified in Sections 13 and 15(d) of the Exchange Act and applicable to a U.S. corporation subject to such Sections, such information, documents and other reports to be so filed and provided at the times specified for the filing of such information, documents and reports under such Sections.

DEFAULTS

     An Event of Default is defined in the Indenture as (i) a default in the payment of interest on the Notes when due, continued for 30 days, (ii) a default in the payment of principal of any Note when due at its Stated Maturity, upon optional redemption, upon required repurchase, upon declaration or otherwise,
(iii) the failure by the Company to comply with its obligations under "-- Certain Covenants -- Merger and Consolidation" above, (iv) the failure by the Company to comply for 30 days after notice with any of its obligations in the covenants described above under "-- Certain Covenants," "-- Limitation on Indebtedness," "-- Limitation on Restricted Payments," "-- Limitation on Restrictions on Distributions from Restricted Subsidiaries," "-- Limitation on Sales of Assets and Subsidiary Stock" (other than a failure to purchase Notes), "-- Limitation on Affiliate Transactions," "-- Limitation on the Sale or Issuance of Capital Stock of Restricted Subsidiaries," "-- Change of Control" (other than a failure to purchase Notes), "-- Limitation on Liens,"
"-- Limitation on Sale/Leaseback Transactions," "-- Future Guarantors" or
"-- SEC Reports," (v) the failure by the Company to comply for 60 days after notice with its other agreements contained in the Indenture, (vi) Indebtedness of the Company or any Subsidiary Guarantor (other than Limited Recourse Indebtedness) is not paid within any applicable grace period after final maturity or the maturity of such Indebtedness is accelerated by the holders thereof because of a default (and such acceleration is not rescinded or annulled) and the total amount of such Indebtedness unpaid or accelerated exceeds $10 million (the "cross acceleration provision"), (vii) certain events of bankruptcy, insolvency or reorganization of the Company or a Significant Subsidiary (the "bankruptcy provisions"), (viii) any judgment or decree for the payment of money in excess of $10 million is rendered against the Company or a Significant Subsidiary, remains outstanding for a period of 60 days following such judgment and is not discharged, waived or stayed within 10 days after notice (the "judgment default provision") or (ix) a Subsidiary Guaranty of a Significant Subsidiary ceases to be in full force and effect (other than in accordance with the terms of such Subsidiary Guaranty) or a Significant Subsidiary denies or disaffirms its obligations under its Subsidiary Guaranty if such default continues for a period of ten days after notice thereof to the Company. However, a default under clauses (iv), (v) and (viii) will not constitute an Event of Default until the Trustee or the holders of 25% in principal amount of the outstanding Notes notify the Company of the default and the Company does not cure such default within the time specified after receipt of such notice.

     If an Event of Default occurs and is continuing, the Trustee or the holders of at least 25% in principal amount of the outstanding Notes may declare the principal of and accrued but unpaid interest on all the Notes to be due and payable. Upon such a declaration, such principal and interest shall be due and payable immediately. If an Event of Default relating to certain events of bankruptcy, insolvency or reorganization of the Company occurs and is continuing, the principal of and interest on all the Notes will ipso facto become and be immediately due and payable without any declaration or other act on the part of the Trustee or any holders of the Notes. Under certain circumstances, the holders of a majority in principal amount of the outstanding Notes may rescind any such acceleration with respect to the Notes and its consequences.

     Subject to the provisions of the Indenture relating to the duties of the Trustee, in case an Event of Default occurs and is continuing, the Trustee will be under no obligation to exercise any of the rights or powers under the Indenture at the request or direction of any of the holders of the Notes unless such holders have offered to the Trustee reasonable indemnity or security against any loss, liability or expense. Except to enforce the right to receive payment of principal, premium (if any) or interest when due, no holder of a Note may pursue any remedy with respect to the Indenture or the Notes unless (i) such holder has previously given the Trustee notice that an Event of Default is continuing, (ii) holders of at least 25% in principal amount of the outstanding Notes have requested the Trustee to pursue the remedy, (iii) such holders have offered the

Trustee reasonable security or indemnity against any loss, liability or expense,
(iv) the Trustee has not complied with such request within 60 days after the receipt thereof and the offer of security or indemnity and (v) the holders of a majority in principal amount of the outstanding Notes have not given the Trustee a direction inconsistent with such request within such 60-day period. Subject to certain restrictions, the holders of a majority in principal amount of the outstanding Notes are given the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or of exercising any trust or power conferred on the Trustee. The Trustee, however, may refuse to follow any direction that conflicts with law or the Indenture or that the Trustee determines is unduly prejudicial to the rights of any other holder of a Note or that would involve the Trustee in personal liability.

     The Indenture provides that if a Default occurs and is continuing and is known to the Trustee, the Trustee must mail to each holder of the Notes notice of the Default within 90 days after it occurs. Except in the case of a Default in the payment of principal of or interest on any Note, the Trustee may withhold notice if and so long as a committee of its trust officers determines that withholding notice is not opposed to the interest of the holders of the Notes. In addition, the Company is required to deliver to the Trustee, within 120 days after the end of each fiscal year, a certificate indicating whether the signers thereof know of any Default that occurred during the previous year. The Company also is required to deliver to the Trustee, within 30 days after the occurrence thereof, written notice of any event which would constitute certain Defaults, their status and what action the Company is taking or proposes to take in respect thereof.

AMENDMENTS AND WAIVERS

     Subject to certain exceptions, the Indenture may be amended with the consent of the holders of a majority in principal amount of the Notes then outstanding (including consents obtained in connection with a tender offer or exchange for the Notes) and any past default or compliance with any provisions may also be waived with the consent of the holders of a majority in principal amount of the Notes then outstanding. However, without the consent of each holder of an outstanding Note affected thereby, no amendment may, among other things, (i) reduce the amount of Notes whose holders must consent to an amendment, (ii) reduce the rate of or extend the time for payment of interest on any Note, (iii) reduce the principal of or extend the Stated Maturity of any Note, (iv) reduce the premium payable upon the redemption of any Note or change the time at which any Note may be redeemed as described under "-- Optional Redemption," (v) make any Note payable in money other than that stated in the Note, (vi) impair the right of any holder of the Notes to receive payment of principal of and interest on such holder's Notes on or after the due dates therefor or to institute suit for the enforcement of any payment on or with respect to such holder's Notes, (vii) make any change in the amendment provisions which require each holder's consent or in the waiver provisions,
(viii) make any change to the subordination provisions of the Indenture that would adversely affect the Noteholders or (ix) make any change in any Subsidiary Guaranty that could adversely affect such holder.

     Without the consent of any holder of the Notes, the Company, the Subsidiary Guarantors and Trustee may amend the Indenture to cure any ambiguity, omission, defect or inconsistency, to provide for the assumption by a successor corporation of the obligations of the Company or a Subsidiary Guarantor under the Indenture, to provide for uncertificated Notes in addition to or in place of certificated Notes (provided that the uncertificated Notes are issued in registered form for purposes of Section 163(f) of the Code, or in a manner such that the uncertificated Notes are described in Section 163(f)(2)(B) of the
Code), to add guarantees with respect to the Notes, to secure the Notes, to add to the covenants of the Company or a Subsidiary Guarantor for the benefit of the holders of the Notes or to surrender any right or power conferred upon the Company or a Subsidiary Guarantor, to make any change that does not adversely affect the rights of any holder of the Notes or to comply with any requirement of the SEC in connection with the qualification of the Indenture under the Trust Indenture Act. However, no amendment may be made to the subordination provisions of the Indenture that adversely affects the rights of any holder of Senior Indebtedness of a Subsidiary Guarantor then outstanding unless the holders of such Senior Indebtedness (or their Representative) consents to such change.

     The consent of the holders of the Notes is not necessary under the Indenture to approve the particular form of any proposed amendment. It is sufficient if such consent approves the substance of the proposed amendment.

     After an amendment under the Indenture becomes effective, the Company is required to mail to holders of the Notes a notice briefly describing such amendment. However, the failure to give such notice to all holders of the Notes, or any defect therein, will not impair or affect the validity of the amendment.

TRANSFER

     The Notes will be issued in registered form and will be transferable only upon the surrender of the Notes being transferred for registration of transfer. The Company may require payment of a sum sufficient to cover any tax, assessment or other governmental charge payable in connection with certain transfers and exchanges.

DEFEASANCE

     The Company at any time may terminate all its obligations under the Notes and the Indenture ("legal defeasance"), except for certain obligations, including those respecting the defeasance trust and obligations to register the transfer or exchange of the Notes, to replace mutilated, destroyed, lost or stolen Notes and to maintain a registrar and paying agent in respect of the Notes. The Company at any time may terminate its obligations under the covenants described under "-- Certain Covenants" (other than the covenant described under "-- Merger and Consolidation"), the operation of the cross acceleration provision, the bankruptcy provisions with respect to Significant Subsidiaries and the judgment default provision described under "-- Defaults" above and the limitations contained in clauses (iii) and (iv) under the first paragraph of, and in the third paragraph of, "-- Certain Covenants -- Merger and Consolidation" above ("covenant defeasance").

     The Company may exercise its legal defeasance option notwithstanding its prior exercise of its covenant defeasance option. If the Company exercises its legal defeasance option, payment of the Notes may not be accelerated because of an Event of Default with respect thereto. If the Company exercises its covenant defeasance option, payment of the Notes may not be accelerated because of an Event of Default specified in clause (iv), (vi), (vii) (with respect only to Significant Subsidiaries) or (viii) under "-- Defaults" above or because of the failure of the Company to comply with clause (iii) or (iv) under the first of paragraph of, or with the third paragraph of, "-- Certain Covenants -- Merger and Consolidation" above. If the Company exercises its legal defeasance option or its covenant defeasance option each Subsidiary Guarantor, if any, will be released from all its obligations with respect to its Subsidiary Guaranty.

     In order to exercise either defeasance option, the Company must irrevocably deposit in trust (the "defeasance trust") with the Trustee money or U.S. Government Obligations for the payment of principal and interest on the Notes to redemption or maturity, as the case may be, and must comply with certain other conditions, including delivery to the Trustee of an Opinion of Counsel to the effect that holders of the Notes will not recognize income, gain or loss for Federal income tax purposes as a result of such deposit and defeasance and will be subject to Federal income tax on the same amount and in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred (and, in the case of legal defeasance only, such Opinion of Counsel must be based on a ruling of the Internal Revenue Service or other change in applicable Federal income tax law).

CONCERNING THE TRUSTEE

                                   is to be the Trustee under the Indenture and
has been appointed by the Company as Registrar and Paying Agent with regard to the Notes.

     The Holders of a majority in principal amount of the outstanding Notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee, subject to certain exceptions. The Indenture provides that if an Event of Default occurs (and is not cured), the Trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any Holder of Notes, unless such Holder shall have offered to the Trustee security and indemnity satisfactory to it against any loss, liability or expense and then only to the extent required by the terms of the Indenture.

GOVERNING LAW

     The Indenture provides that it (including the Subsidiary Guarantees) and the Notes and will be governed by, and construed in accordance with, the laws of the State of New York without giving effect to applicable principles of conflicts of law to the extent that the application of the law of another jurisdiction would be required thereby.

                    DESCRIPTION OF REVOLVING CREDIT FACILITY

     The Company has a revolving credit facility (the "Revolving Credit Facility") with Banque Paribas, Houston Agency, Bank One Texas, N.A. and MeesPierson, N.V., as co-agents, and Bank of Scotland, Credit Lyonnais, New York Branch, Christiana Bank Og Kreditkasse and Den Norske Bank AS (collectively, the "Lenders"). The total credit commitment and borrowing base under the Revolving Credit Facility at June 30, 1997 was $250 million and $150 million, respectively. In addition, the Revolving Credit Facility provides $20 million of bridge financing for acquisitions. The Revolving Credit Facility is secured by the oil and gas properties of the Company and guaranteed by all of the Company's material subsidiaries, excluding the Revolving Credit Facility co-borrowers, and such guarantees are secured by all of the oil and gas properties of the subsidiaries and the stock of all guaranteeing subsidiaries. The Revolving Credit Facility is subject to borrowing base availability as determined from time to time by the Lenders at their sole discretion, and in accordance with customary practices and standards in effect from time to time for oil and natural gas loans to borrowers similar to the Company. The borrowing base may be affected from time to time by the performance of the Company's oil and natural gas properties and changes in oil and natural gas prices. The Company incurs a commitment fee of 3/8% per annum on the unused portion of the borrowing base and 1/4% per annum on the unused portion of the bridge financing capability.

     The Revolving Credit Facility consists of a $150 million revolving credit loan, the revolving period of which is scheduled to mature on January 1, 2000. The balance remaining outstanding at that time will convert to a term loan repayable in 14 equal quarterly installments commencing on March 31, 2000, and with the final installment being payable on June 30, 2003. The Revolving Credit Facility bears interest at the option of the Company at (i) LIBOR plus a maximum of 1.50% or (ii) the Prime Rate. At June 30, 1997, outstanding borrowings under the Revolving Credit Facility were approximately $130 million. An additional $2.3 million was reserved against the issuance of standby letters of credit.

     In addition to the $150 million borrowing base, the Revolving Credit Facility provides for $20 million in bridge financing for acquisitions. Any borrowings under the bridge facility which remains outstanding after any borrowing base redetermination subsequent to any acquisition shall be repaid by the earlier of (i) one year from the acquisition date of the assets requiring the bridge financing borrowings or (ii) the maturity date of the bridge financing facility. Borrowings under the bridge facility bear interest at the option of the Company at (i) LIBOR plus 2.75% or (ii) Citibank Prime plus 1.0%. The bridge financing availability matures on December 31, 1997.

     The Revolving Credit Facility contains certain covenants which, among other things, restricts the payment of dividends, limits the Company's ability to incur additional debt, and provides that the Company must maintain minimum amounts of shareholders equity and financial ratio coverages. See "Management's Discussion and Analysis of Financial Results and Operations -- Liquidity and Capital Resources."

                 CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

     The following is a general discussion of the principal United States federal income tax consequences of the purchase, ownership and disposition of the Notes to initial purchasers thereof who are United States Holders (as defined below) and the principal United States federal income and estate tax consequences of the purchase, ownership and disposition of the Notes to initial purchasers who are Foreign Holders (as described below). This discussion is based on currently existing provisions of the Code, existing, temporary and proposed Treasury regulations promulgated thereunder, and administrative and judicial interpretations thereof, all as in effect or proposed on the date hereof and all of which are subject to change, possibly with retroactive effect, or different interpretations. This discussion does not address the tax consequences to subsequent purchasers of Notes and is limited to purchasers who hold the Notes as capital assets, within the meaning of section 1221 of the Code. This discussion also does not address the tax consequences to Foreign Holders that are subject to United States federal income tax on a net basis on income realized with respect to a Note because such income is effectively connected with the conduct of a United States trade or business. Such Foreign Holders are generally taxed in a similar manner to United States Holders, but certain special rules do apply. Moreover, this discussion is for general information only and does not address all of the tax consequences that may be relevant to particular initial purchasers in light of their personal circumstances or to certain types of initial purchasers (such as certain financial institutions, insurance companies, tax-exempt entities, dealers in securities or persons who have hedged the risk of owning a Note).

     PROSPECTIVE PURCHASERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE NOTES, INCLUDING THE APPLICABILITY OF ANY FEDERAL TAX LAWS OR ANY STATE, LOCAL OR FOREIGN TAX LAWS, AND ANY CHANGES (OR PROPOSED CHANGES) IN APPLICABLE TAX LAWS OR INTERPRETATIONS THEREOF.

UNITED STATES FEDERAL INCOME TAXATION OF UNITED STATES HOLDERS

     As used herein, the term "United States Holder" means a holder of a Note that is, for United States federal income tax purposes, (a) a citizen or resident of the United States, (b) a corporation, partnership or other entity created or organized in or under the laws of the United States or any political subdivision thereof, (c) an estate the income of which is subject to United States federal income taxation regardless of source, or (iv) a trust subject to the primary supervision of a court within the United States and the control of a United States fiduciary as described in Section 7701(a)(30) of the Code.

     Payment of Interest on Notes. Interest paid or payable on a Note will be taxable to a United States Holder as ordinary interest income, generally at the time it is received or accrued, in accordance with such holder's regular method of accounting for United States federal income tax purposes.

     Sale, Exchange or Retirement of the Notes. Upon the sale, exchange, redemption, retirement at maturity or other disposition of a Note, a United States Holder generally will recognize taxable gain or loss equal to the difference between the sum of cash plus the fair market value of all other property received on such disposition (except to the extent such cash or property is attributable to accrued but unpaid interest, which will be taxable as ordinary income) and such United States Holder's adjusted tax basis in the Note. A United States Holder's adjusted tax basis in a Note generally will equal the cost of the Note to such United States Holder, less any principal payments received by such United States Holder.

     Gain or loss recognized on the disposition of a Note generally will be capital gain or loss and will be long-term capital gain or loss if, at the time of such disposition, the United States Holder's holding period for the Note is more than one year. Under the Taxpayer Relief Act of 1997, lower tax rates apply to the sale or exchange of capital assets by individuals who have held such assets for more than 18 months.

     Backup Withholding and Information Reporting. Backup withholding and information reporting requirements may apply to certain payments of principal, premium, if any, and interest on a Note, and to proceeds of the sale or redemption of a Note before maturity. The Company, its agent, a broker, the Trustee or any paying agent, as the case may be, will be required to withhold from any payment that is subject to backup withholding a tax equal to 31% of such payment if a United States Holder fails to furnish his, her or its taxpayer identification number (social security or employer identification number), certify that such number is correct, certify that such holder is not subject to backup withholding or otherwise comply with the applicable requirements of the backup withholding rules. Certain United States Holders, including all corporations, are not subject to backup withholding and information reporting requirements. Any amounts withheld under the backup withholding rules from a payment to a United States Holder will be allowed as a credit against such United States Holder's United States federal income tax liability and may entitle the holder to a refund, provided that the required information is furnished to the Internal Revenue Service ("IRS").

UNITED STATES FEDERAL INCOME TAXATION OF FOREIGN HOLDERS

     As used herein, the term "Foreign Holder" means a holder of a Note that is, for United States federal income tax purposes, (a) a nonresident alien individual, (b) a foreign corporation, (c) a nonresident alien fiduciary of a foreign estate or trust or (d) a foreign partnership.

     Payment of Interest on Notes. In general, payments of interest received by a Foreign Holder will not be subject to a United States federal withholding tax, provided that (i)(a) the Foreign Holder does not actually or constructively own 10% or more of the total combined voting power of all classes of stock of the Company entitled to vote, (b) the Foreign Holder is not a controlled foreign corporation that is related to the Company actually or constructively through stock ownership, and (c) either (I) the beneficial owner of the Note, under penalties of perjury, provides the Company or its agent with such beneficial owner's name and address and certifies on IRS Form W-8 (or a suitable substitute form) that it is not a United States Holder or (II) a securities clearing organization, bank or other financial institution that holds customers' securities in the ordinary course of its trade or business (a "financial institution") holds the Note and provides a statement to the Company or its agent under penalties of perjury in which it certifies that such an IRS Form W-8 (or a suitable substitute) has been received by it from the beneficial owner of the Notes or qualifying intermediary and furnishes the Company or its agent a copy thereof or (ii) the Foreign Holder is entitled to the benefits of an income tax treaty under which interest on the Notes is exempt from United States withholding tax and the Foreign Holder or such Foreign Holder's agent provides a properly executed IRS Form 1001 claiming the exemption. Payments of interest not exempt from United States federal withholding tax as described above will be subject to such withholding tax at the rate of 30% (subject to reduction under an applicable income tax treaty).

     Sale, Exchange or Retirement of the Notes. A Foreign Holder generally will not be subject to United States federal income tax (and generally no tax will be withheld) with respect to gain realized on the sale, exchange, redemption, retirement at maturity or other disposition of a Note unless the Foreign Holder is an individual who is present in the United States for a period or periods aggregating 183 or more days in the taxable year of the disposition and, generally, either has a "tax home" or an "office or other fixed place of business" in the United States.

     Backup Withholding and Information Reporting. Backup withholding and information reporting requirements do not apply to payments of interest made by the Company or a paying agent to Foreign Holders if the certification described above under "-- United States Federal Income Taxation of Foreign Holders -- Payment of Interest on Notes" is received, provided that the payor does not have actual knowledge that the holder is a United States Holder. If any payments of principal and interest are made to the beneficial owner of a Note by or through the foreign office of a foreign custodian, foreign nominee or other foreign agent of such beneficial owner, or if the foreign office of a foreign "broker" (as defined in applicable Treasury regulations) pays the proceeds of the sale of a Note to the seller thereof, backup withholding and information reporting will not apply. Information reporting requirements (but not backup withholding) will apply, however, to a payment by a foreign office of a broker that is a United States person, that derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the United States, or that is a "controlled foreign corporation" (generally, a foreign corporation controlled by certain United States shareholders) with respect to the United States unless the broker has documentary evidence in its records that the holder is a Foreign Holder and certain other conditions are met or the holder otherwise establishes an exemption. Payment by a

United States office of a broker is subject to both backup withholding at a rate of 31% and information reporting unless the holder certifies under penalties of perjury that it is a Foreign Holder or otherwise establishes an exemption.

     The procedures described above for withholding tax on interest payments, and some of the associated backup withholding and information reporting rules, are currently the subject of proposed regulations issued in 1996, which are proposed to be effective for payments made after December 31, 1997, subject to certain transition rules (the "1996 Proposed Regulations"). The 1996 Proposed Regulations, if adopted in their current form, would modify the procedures for establishing an exemption from withholding tax described above. Informal statements by the Service indicate that the 1996 Proposed Regulations, when finally adopted, will be made effective for payments made after December 31, 1998. No official announcement to this effect, however, has been issued by the Service.

FEDERAL ESTATE TAX

     Subject to applicable estate tax treaty provisions, Notes held at the time of death (or Notes transferred before death but subject to certain retained rights or powers) by an individual who at the time of death is a Foreign Holder will not be included in such Foreign Holder's gross estate for United States federal estate tax purposes provided that the individual does not actually or constructively own 10% or more of the total combined voting power of all classes of stock of the Company entitled to vote or hold the Notes in connection with a United States trade or business.

                                  UNDERWRITERS

     Under the terms and subject to the conditions in an Underwriting Agreement dated the date hereof (the "Underwriting Agreement"), the Underwriters named below have severally agreed to purchase, and the Company has agreed to sell to them, severally, the respective principal amounts of Notes set forth opposite their respective names below:

                                                              PRINCIPAL
                                                              AMOUNT OF
                        UNDERWRITER                             NOTES
                        -----------                           ----------
Morgan Stanley & Co. Incorporated...........................  $
Jefferies & Company, Inc. ..................................
                                                              ----------
          Total.............................................  $
                                                              ==========

     The Underwriting Agreement provides that the obligations of the Underwriters to pay for and accept delivery of the Notes is subject to the approval of certain legal matters by their counsel and to certain other conditions. The Underwriters are obligated to take and pay for all the Notes if any are taken.

     The Underwriters initially propose to offer the Notes directly to the public at the public offering price set forth or the cover page hereof and to
certain dealers at a price that represents a concession not in excess of      %
of the principal amount of the Notes. Each Underwriter may allow, and such dealers may reallow, a concession to certain other dealers not in excess of
     % of the principal amount of the Notes. After the initial offering of the Notes, the offering price and other selling terms may from time to time be varied by the Underwriters.

     The Company does not intend to apply for listing of the Notes on any national securities exchange, but has been advised by the Underwriters that they presently intend to make a market in the Notes, as permitted by applicable laws and regulations. The Underwriters are not obligated, however, to make a market in the Notes and any such market making may be discontinued at any time at the sole discretion of the Underwriters. Accordingly, no assurance can be given as to the liquidity of, or the existence of trading markets for, the Notes.

     In order to facilitate this Offering, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Notes. Specifically, the Underwriters may overallot in connection with this Offering, creating a short position in the Notes for their own account. In addition, to cover overallotments or to stabilize the price of the Notes, the Underwriters may bid for, and purchase, shares of Notes in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing the Notes in this Offering, if the syndicate repurchases previously distributed Notes in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the Notes above independent market levels. The Underwriters are not required to engage in these activities, and may end any of these activities at any time.

     The Company and the Underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act of 1933.

     MSLEF II, an affiliate of Morgan Stanley & Co. Incorporated, prior to the Offerings owned common stock of the Company representing 27.4% of the Common Stock of the Company. In addition, Mr. Howard Hoffen, currently a Principal of Morgan Stanley & Co. Incorporated, is a member of the Board of Directors of MSLEF II.

     Jefferies & Company, Inc. has from time to time provided financial advisory services to the Company, for which services Jefferies & Company, Inc. has received customary compensation.

                                 LEGAL MATTERS

     Certain legal matters with respect to the validity of the Notes offered hereby will be passed upon for Coho by Fulbright & Jaworski L.L.P., Houston, Texas. The Underwriters have been represented by Cravath, Swaine & Moore, New York, New York.

                                    EXPERTS

     The consolidated financial statements and schedule of Coho Energy, Inc. and subsidiaries for the year ended December 31, 1994 have been included and incorporated by reference herein and in the Registration Statement in reliance upon the reports of KPMG Peat Marwick LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

     The consolidated financial statements of Coho Energy Inc. as of December 31, 1996 and 1995, included in this Prospectus and elsewhere in this Registration Statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

     With respect to the unaudited interim financial information for the six months ended June 30, 1997, Arthur Andersen LLP has applied limited procedures in accordance with professional standards for a review of that information. However, their separate report thereon states that they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their report on that information should be restricted in light of the limited nature of the review procedures applied. In addition, the accountants are not subject to the liability provisions of Section 11 of the Securities Act of 1933 for their report on the unaudited interim financial information because that report is not a "report" or a "part" of the Registration Statement prepared or certified by the accountants within the meaning of Sections 7 and 11 of the Act.

     The evaluation of the Ryder Scott Company Petroleum Engineers, independent consulting petroleum engineers, of Coho's proved reserves of crude oil and natural gas and related information set forth herein and based on such evaluation are included herein in reliance upon the authority of such firm as an expert with respect to such matters.

                             AVAILABLE INFORMATION

     Coho Energy, Inc. is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information may be inspected and copied at the offices of the Commission, Room 1024, Judiciary Plaza Building, 450 Fifth Street, N.W., Washington, D.C. 20549, and the Regional Offices of the Commission at Citicorp Center, Suite 1400, 500 West Madison Street, Chicago, Illinois 60661, and Seven World Trade Center, New York, New York 10048. Copies of such material can also be obtained at prescribed rates from the Public Reference Section of the Commission at Room 1024, Judiciary Plaza Building, 450 Fifth Street, N.W., Washington D.C. 20549. In addition, such materials filed electronically by the Company with the Commission are available at the Commission's World Wide Web site at http://www.sec.gov. The Common Stock is traded on the Nasdaq Stock Market and such reports, proxy and information statements, and other information, may be inspected at the Nasdaq Stock Market, 1735 K Street, N.W., Washington, D.C. 20006.

     Coho Energy, Inc. has filed with the Commission a Registration Statement on Form S-3 (herein, together with all amendments and exhibits, referred to as the "Registration Statement") under the Securities Act of 1933 (the "Securities Act") with respect to the securities offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits thereto, certain parts of which are omitted in accordance with the rules and regulations of the Commission. Statements made in this Prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete; with respect to each such contract, agreement or other document filed as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the matter involved, and each such statement is qualified in its entirety by such reference. The Registration Statement and any amendments thereto, including exhibits filed as a part thereof, are available for inspection and copying at the Commission's offices as described above.

                                    GLOSSARY

     Unless otherwise indicated, natural gas volumes are stated at the legal pressure base of the State or area in which the reserves are located at 60 degrees Fahrenheit. The following definitions shall apply to the technical terms used herein:

     "Bbls" means barrels of crude oil, condensate or natural gas liquids, 42 U.S. gallons.

     "Bcf" means billions of cubic feet.

     "BOE" means barrel of oil equivalent, assuming a ratio of six Mcf to one
Bbl.

     "BOPD" means Bbls per day.

     "Developed acreage" means acreage which consists of acres spaced or assignable to productive wells.

     "Dry hole" means a well found to be incapable of producing either crude oil or natural gas in sufficient quantities to justify completion as a crude oil or natural gas well.

     "Gravity" means the Standard American Petroleum Institute method for specifying the density of crude petroleum.

     "Gross" means the number of wells or acres in which the Company has an interest.

     "MBbls" means thousands of Bbls.

     "MBOE" means thousands of BOE.

     "Mcf" means thousands of cubic feet.

     "MMBbls" means millions of Bbls.

     "MMBOE" means millions of BOE.

     "MMbtu" means millions of British Thermal Units.

     "MMcf" means millions of cubic feet.

     "Net" is determined by multiplying gross wells or acres by the Company's working interest in such wells or acres.

     "Present Value of Proved Reserves" means the present value (discounted at 10%) of estimated future net cash flows (before income taxes) of proved crude oil and natural gas reserves.

     "Productive well" means a well that is not a dry hole.

     "Proved developed reserves" means only those proved reserves expected to be recovered from existing completion intervals in existing wells and those reserves that exist behind the casing of existing wells when the cost of making such reserves available for production is relatively small relative to the cost of a new well.

     "Proved reserves or reserves" means natural gas, crude oil, condensate and natural gas liquids on a net revenue interest basis, found to be commercially recoverable.

     "Proved undeveloped reserves" means those reserves expected to be recovered from new wells on undrilled acreage or from existing wells where a relatively major expenditure is required for recompletion.

     "Secondary recovery" means a method of oil and natural gas extraction in which energy sources extrinsic to the reservoir are utilized.

     "Undeveloped acreage" means leased acres on which wells have not been drilled or completed to a point that would permit the production of commercial quantities of crude oil and natural gas, regardless of whether or not such acreage contains proved reserves.

                                EXPLANATORY NOTE

     The financial statements and summary reserve report to be included in this Prospectus appear in this Registration Statement as part of the prospectus for the Equity Offering that is also part of this Registration Statement.

                                  [COHO LOGO]

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following sets forth the estimated expenses and costs (other than underwriting discounts and commissions) expected to be incurred in connection with the issuance and distribution of the securities registered hereby:

Securities and Exchange Commission registration fee.........  $67,046.52
NASD filing fee.............................................   22,625.35
Printing and engraving costs................................           *
Transfer agent, trustee and registrar fees..................           *
Legal fees and expenses.....................................           *
Accounting fees and expenses................................           *
Miscellaneous...............................................           *
                                                              ----------
          Total.............................................  $        *

---------------

* To be filed by amendment.

INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Article 2.02-1 of the Texas Business Corporation Act provides that any director or officer of a Texas corporation may be indemnified against judgments, penalties, fines, settlements and reasonable expenses actually incurred by him in connection with or in defending any action, suit or proceeding in which he is a party by reason of his position. With respect to any proceeding arising from actions taken in his official capacity as a director or officer, he may be indemnified so long as it shall be determined that he conducted himself in good faith and that he reasonably believed that such conduct was in the corporation's best interests. In cases not concerning conduct in his official capacity as a director or officer, a director may be indemnified as long as he reasonably believed that his conduct was not opposed to the corporation's best interests. In the case of any criminal proceeding, a director or officer may be indemnified if he had no reasonable cause to believe his conduct was unlawful. If a director or officer is wholly successful, on the merits or otherwise, in connection with such a proceeding, such indemnification is mandatory. The Registrant's Bylaws provide for indemnification of its present and former directors and officers to the fullest extent provided by Article 2.02-1.

     The Registrant's Bylaws further provide for indemnification of officers and directors against reasonable expenses incurred in connection with the defense of any such action, suit or proceeding in advance of the final disposition of the proceeding.

     The Registrant's Articles of Incorporation eliminate or limit liabilities of directors for breaches of their duty of care. The Articles do not limit or eliminate the right of the Registrant or any shareholder to pursue equitable remedies such as an action to enjoin or rescind a transaction involving a breach of a director's duty of care, nor does it affect director liability to parties other than the Registrant or its shareholders. In addition, directors will continue to be liable for (i) breach of their duty of loyalty, (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law, (iii) declaring an illegal dividend or stock repurchase,
(iv) any transaction in which the directors received an improper personal benefit, or (v) acts or omissions for which the liability of directors is expressly provided by statute. In addition, the amendment applies only to claims under Texas law against a director arising out of his role as a director and not, if he is also an officer, his role as an officer or in any other capacity and does not limit a director's liability under any other law, such as federal securities law.

     Texas corporations are also authorized to obtain insurance to protect officers and directors from certain liabilities, including liabilities against which the corporation cannot indemnify its directors and officers. The Registrant currently has in effect a director's and officer's liability insurance policy, which provides coverage in the maximum amount of $15,000,000, subject to a $150,000 deductible.

                                    EXHIBITS

        EXHIBIT
         NUMBER                                    DESCRIPTION
        -------                                    -----------
          *1.1             -- Underwriting Agreement for Common Stock.
          *1.2             -- Underwriting Agreement for Notes.
           4.1             -- Articles of Incorporation of the Company (incorporated by reference to Exhibit 3.1 to the Company's Registration
                              Statement on Form S-4 (Registration No. 33-65620)).
           4.2             -- Statement of Resolution Establishing Series of Shares of
                              Series A Preferred Stock dated December 8, 1994
                              (incorporated by reference to the Company's Form 8-K
                              filed on December 16, 1984).
           4.3             -- First Amendment to Statement of Resolution Establishing
                              Series of Shares of Series A Preferred Stock dated August
                              23, 1995 (incorporated by reference to Exhibit 3(i).1 to
                              the Company's Quarterly Report on Form 10-Q for the
                              quarter ended September 30, 1995).
           4.4             -- Bylaws of the Company (incorporated by reference to
                              Exhibit 3.2 to the Company's Registration Statement on
                              Form S-4 (Registration No. 33-65620)).
           4.4             -- Rights Agreement dated September 13, 1994 between Coho
                              Energy, Inc. and Chemical Bank (incorporated by reference
                              to Exhibit 1 to the Company's Form 8-A dated September
                              13, 1994).
           4.5             -- First Amendment to Rights Agreement made as of December
                              8, 1994 between Coho Energy, Inc. and Chemical Bank
                              (incorporated by reference to Exhibit 4.5 to the
                              Company's Annual Report on Form 10-K for the year ended
                              December 31, 1994).
           4.6             -- Second Amendment to Rights Agreement as of August 30,
                              1995 between Coho Energy, Inc. and Chemical Bank
                              (incorporated by reference to Exhibit 4.1 to the
                              Company's Quarterly Report on Form 10-Q for the quarter
                              ended September 30, 1995).
          *4.7             -- Indenture for Notes.
          *5.1             -- Opinion of Fulbright & Jaworski L.L.P.
        **12.1             -- Statement of computation of ratios.
        **15.1             -- Letter regarding unaudited interim financial information.
        **23.1             -- Consent of KPMG Peat Marwick LLP.
        **23.2             -- Consent of Arthur Andersen LLP.
        **23.3             -- Consent of Ryder Scott Company Petroleum Engineers.
         *23.4             -- Consent of Fulbright & Jaworski L.L.P. (included in
                              Exhibit 5.1).
        **25.1             -- Statement of eligibility of trustee.

---------------

*  To be filed by amendment.

** Filed herewith.

UNDERTAKINGS

     The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     The undersigned Registrant hereby undertakes that:

     (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

     (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Dallas, State of Texas on August 20, 1997.

                                            COHO ENERGY, INC.

                                            By:     /s/ JEFFREY CLARKE
                                              ----------------------------------
                                                        Jeffrey Clarke
                                                President and Chief Executive
                                                            Officer

                               POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Jeffrey Clark, Eddie M. LeBlanc, III and Anne Marie O'Gorman, or any of them, each with power to act without the other, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any or all subsequent pre- and post-effective amendments and supplements to this Registration Statement, and to file the same, or cause to be filed the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto each said attorney-in-fact and agent full power to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that any said attorney-in-fact and agent or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

                      SIGNATURE                                      TITLE                    DATE
                      ---------                                      -----                    ----

                 /s/ JEFFREY CLARKE                      President, Chief Executive      August 20, 1997
-----------------------------------------------------      Officer and Director
                   Jeffrey Clarke                          (Principal Executive
                                                           Officer)

              /s/ EDDIE M. LEBLANC, III                  Sr. Vice President and Chief    August 20, 1997
-----------------------------------------------------      Financial Officer (Principal
                Eddie M. LeBlanc, III                      Financial Officer)

                 /s/ SUSAN J. MCADEN                     Controller (Principal           August 20, 1997
-----------------------------------------------------      Accounting Officer)
                   Susan J. McAden

               /s/ ROBERT B. ANDERSON                    Director                        August 20, 1997
-----------------------------------------------------
                 Robert B. Anderson

                  /s/ ROY R. BAKER                       Director                        August 20, 1997
-----------------------------------------------------
                    Roy R. Baker

              /s/ FREDERICK K. CAMPBELL                  Director                        August 20, 1997
-----------------------------------------------------
                Frederick K. Campbell

                      SIGNATURE                                      TITLE                    DATE
                      ---------                                      -----                    ----

                 /s/ LOUIS F. CRANE                      Director                        August 20, 1997
-----------------------------------------------------
                   Louis F. Crane

                /s/ HOWARD I. HOFFEN                     Director                        August 20, 1997
-----------------------------------------------------
                  Howard I. Hoffen

               /s/ KENNETH H. LAMBERT                    Director                        August 20, 1997
-----------------------------------------------------
                 Kenneth H. Lambert

                /s/ DOUGLAS R. MARTIN                    Director                        August 20, 1997
-----------------------------------------------------
                  Douglas R. Martin

                  /s/ CARL S. QUINN                      Director                        August 20, 1997
-----------------------------------------------------
                    Carl S. Quinn

                                                         Director
-----------------------------------------------------
                     Jake Taylor

                               INDEX TO EXHIBITS

        EXHIBIT
         NUMBER                                    DESCRIPTION
        -------                                    -----------
         *1.1              -- Underwriting Agreement for Common Stock.
         *1.2              -- Underwriting Agreement for Notes.
          4.1              -- Articles of Incorporation of the Company (incorporated by reference to Exhibit 3.1 to the Company's Registration
                              Statement on Form S-4 (Registration No. 33-65620)).
          4.2              -- Statement of Resolution Establishing Series of Shares of
                              Series A Preferred Stock dated December 8, 1994
                              (incorporated by reference to the Company's Form 8-K
                              filed on December 16, 1984).
          4.3              -- First Amendment to Statement of Resolution Establishing
                              Series of Shares of Series A Preferred Stock dated August
                              23, 1995 (incorporated by reference to Exhibit 3(i).1 to
                              the Company's Quarterly Report on Form 10-Q for the
                              quarter ended September 30, 1995).
          4.4              -- Bylaws of the Company (incorporated by reference to
                              Exhibit 3.2 to the Company's Registration Statement on
                              Form S-4 (Registration No. 33-65620)).
          4.4              -- Rights Agreement dated September 13, 1994 between Coho
                              Energy, Inc. and Chemical Bank (incorporated by reference
                              to Exhibit 1 to the Company's Form 8-A dated September
                              13, 1994).
          4.5              -- First Amendment to Rights Agreement made as of December
                              8, 1994 between Coho Energy, Inc. and Chemical Bank
                              (incorporated by reference to Exhibit 4.5 to the
                              Company's Annual Report on Form 10-K for the year ended
                              December 31, 1994).
          4.6              -- Second Amendment to Rights Agreement as of August 30,
                              1995 between Coho Energy, Inc. and Chemical Bank
                              (incorporated by reference to Exhibit 4.1 to the
                              Company's Quarterly Report on Form 10-Q for the quarter
                              ended September 30, 1995).
         *4.7              -- Indenture for Notes.
         *5.1              -- Opinion of Fulbright & Jaworski L.L.P.
       **12.1              -- Statement of computation of ratios.
       **15.1              -- Letter regarding unaudited interim financial information.
       **23.1              -- Consent of KPMG Peat Marwick LLP.
       **23.2              -- Consent of Arthur Andersen LLP.
       **23.3              -- Consent of Ryder Scott Company Petroleum Engineers.
        *23.4              -- Consent of Fulbright & Jaworski L.L.P. (included in
                              Exhibit 5.1).
        *25.1              -- Statement of eligibility of trustee.

---------------

 * To be filed by amendment.

** Filed herewith.